
13001323

2012 ANNUAL REPORT

Fulton Financial Corporation

FULTON FINANCIAL
CORPORATION



E. Philip Wenger
Chairman, President and Chief Executive Officer



Charles J. Nugent
Senior Executive Vice President/ Chief Financial Officer



James E. Shreiner
Senior Executive Vice President/ Operations and Credit

Dear Shareholder,

I am pleased to report to you that through the hard work of our 3,800 employees, Fulton Financial Corporation produced solid financial results and continued to focus on increasing shareholder value. In addition to growing our earnings per share and return on assets, we improved our asset quality and, as a result, were able to reduce our provision for credit losses. We also grew our core deposit base, again increased our non-interest income year over year and continued to manage expenses.

Given our financial performance and strong capital position, we were pleased to raise our quarterly cash dividend to shareholders twice during the year. We have also been buying back a portion of our stock under share repurchase programs that we announced in the second quarter of 2012 and in the first quarter of 2013.

Financial Highlights

Our diluted earnings per share of $0.80 for 2012 represented a 9.6% increase over 2011. The Corporation's net income of $159.8 million increased 9.8% over 2011. Our return on average assets for 2012 was 0.98%, which compares favorably to our peers. This was an increase from 0.90% for 2011. One of the most encouraging aspects of 2012 was the loan growth that we experienced late in the year. Growing our loan balances has been a challenge for us in this economic environment, but during the fourth quarter, we were able to generate the highest rate of quarterly loan growth that we have seen since the middle of 2008. Because interest income on loans is one of the most significant components of our total revenue stream, we continue to work hard to achieve loan growth.

In conjunction with our loan growth, overall loan quality improved as well. For the year ended December 31, 2012, the provision for credit losses decreased by $41 million, or 30.4%, compared to 2011. Non-performing loans decreased $75.5 million, or 26.3%, over the same period.

Non-interest income is also an important component of our overall financial performance. Over the last decade, we have grown this area at a compounded annual growth rate of over 7%. In 2012, we continued this upward trend by increasing non-interest income by 16.6% year over year. Fulton Mortgage Company contributed significantly to this growth. With the sustained low interest rate environment in 2012, residential mortgage refinancing activity was robust throughout the entire year, contributing to our ability to generate more than $44 million in mortgage banking revenue.

Through the hard work of our 3,800 employees, Fulton Financial Corporation produced solid financial results and continued to focus on increasing shareholder value.

A Challenging Operating Environment

The business environment in which we operate has changed drastically over the last several years. The areas of enterprise risk management and compliance have received increased attention from the regulatory agencies with which we work. Virtually every aspect of the Corporation's operations is subject to extensive regulation and, in the current economic, political and regulatory climate, the Corporation and its bank subsidiaries are subject to heightened regulatory scrutiny, especially given our company's size and complexity. Implementation of the 2010 Dodd-Frank Act continues. It requires the development and adoption of many regulations, a significant number of which have yet to be finalized.

These additional regulatory requirements have increased our cost structure and are likely to continue to do so in the future. We have added staff and worked with outside consultants to supplement our existing regulatory and compliance expertise. We will continue to employ a very disciplined expense management strategy to enable us to satisfy increased regulatory requirements while working to grow the company.

Throughout all of last year, we continued to position the Corporation for future growth and profitability in what we trust will be a gradual return to a more normal level of economic activity over the next several years. We believe the key to our future success lies in our longstanding commitment to our customers and in our proven relationship banking strategy. The promise that we have made to our customers to Care, Listen, Understand and Deliver is the foundation for that strategy. Our team members embrace and keep that promise. As a result, over 90% of our customers tell us that they are "Extremely Satisfied" or "Very Satisfied" with their experience with us.

Highlights and Milestones

Organic growth is a key priority for us, particularly since the merger and acquisition environment remains relatively quiet. We believe that strategically placed new branch offices are important as we seek to provide increased location convenience to our customers.

Last year we opened six branches. Fulton Bank, N.A. opened two new branches in Pennsylvania: Warrington in Bucks County and Exton in Chester County. The Columbia Bank opened two new branches in Anne Arundel County at Seven Oaks and Waugh Chapel. Fulton Bank of New Jersey opened two new branches in the Garden State: Madison in Morris County and Manahawkin in Ocean County. These new branches, net of branch consolidations, bring our total number of branch offices across our five-state market to 267.

We also achieved organic growth by aggressively seeking core retail checking and small business accounts throughout the year. Customers were able to receive a name-brand e-reader after opening an account and utilizing certain services within a designated time frame. The deposits provided by this successful promotional campaign will provide funds to lend back into our respective communities.



Craig H. Hill
Senior Executive Vice President/
Human Resources, Corporate Communications
and Administrative Services



Craig A. Roda
Senior Executive Vice President/
Community Banking



Philmer H. Rohrbaugh
Senior Executive Vice President/
Chief Risk Officer

Customer Experience

The most cost-effective way to grow loans and deposits occurs when one satisfied customer tells a prospective customer about the superior experience provided by one of our team members. That is why we have placed so much emphasis on delivering the finest personal and professional banking experience we possibly can to each and every customer.

Our advertising message, "Listening is Just the Beginning," is a reminder of our relationship strategy in the marketplace. Customers are responding very positively to the commitment we have made to them. They recommend us to friends and family and also expand their existing account relationships because of our careful evaluation and subsequent recommendations regarding their financial needs.
We remain absolutely convinced that exemplary service is the most significant differentiator in creating relationship value for customers and prospective customers.

Our Team

In preparation for becoming Chief Executive Officer of the Corporation on January 1, 2013, I had the privilege of meeting with our entire team in a series of "town hall" meetings during the fall of 2012. These meetings gave me an opportunity to reinforce my personal commitment to our customer promise as well as listen to the issues that are important to our team members. Each year, I have the privilege of experiencing firsthand the genuine caring our employees have for their customers and co-workers.

At the meetings, I discussed our core values, our relationship strategy and our financial performance along with the challenges and opportunities that lie ahead. I am proud of our employees and of the many contributions they have made to this company in the past, and I am more confident than ever about their ability to move us into the future successfully.

In November, Phil Rohrbaugh joined the Corporation's senior management team. As Senior Executive Vice President/Chief Risk Officer, Phil now oversees all of our risk management activities and ensures that the organization's operations continue to be conducted in accordance with ethical business practices, company policies, and legal and regulatory requirements. We are confident that Phil's expertise and previous professional experience, most recently as managing partner of KPMG, LLP's Chicago office, will enhance the activities we have undertaken to formalize our risk management program and to expand it to meet the needs of the rapidly changing financial environment in which we operate.

Technology Upgrades

Two years ago, we embarked on a multi-year effort to upgrade our core data processing platform. This is a very significant project which requires sizable commitments of both human and financial resources. In selecting the new platform, we chose to continue our relationship with Fiserv, Inc., the business provider that has provided our information technology platform for several decades. During 2012, we worked with the Fiserv team to develop and test this core processing technology for use at our company.

We expect to complete the major phases of this important project by the end of 2013. We are optimistic that our new integrated core platform system will enable us to achieve operational efficiencies and also to benefit from upgraded sales and sales management capabilities designed to help us more effectively personalize our products and services to meet the financial needs of each individual customer.

Generating and Deploying Capital

Since the beginning of the financial crisis several years ago, there has been ongoing regulatory dialogue about the appropriate level of capital that a bank should maintain. Fulton Financial Corporation's subsidiary banks currently exceed all regulatory definitions of "well-capitalized" for Tier 1 risk-based, total risk-based, and leverage capital ratios. And because of our solid financial performance, we continue to increase our capital base. However, the value of having this excess capital is found in our ability to deploy it profitably on behalf of our shareholders. We are currently utilizing our capital in three ways: re-investing into profitable business lines, repurchasing up to eight million shares of our stock through June 30 of this year and paying a quarterly cash dividend, which today is yielding approximately 3%. We constantly evaluate our capital levels to explore how we can deploy capital prudently and profitably to enhance shareholder value.

Corporate Governance

We are experiencing some changes in the composition of our board of directors. In July 2012, Willem Kooyker retired. He had served as a Fulton Financial Corporation director since 2005, and had previously served as a director of another bank that was acquired by our company. At our upcoming Annual Shareholders' Meeting on April 29, three additional directors -- Jeffrey Albertson, Rufus Fulton, Jr. and Donald Lesher, Jr. -- will also retire. Each has been a part of our company for many years, and each has played an important role in guiding this company. As you may recall, Rufus Fulton served for many years as our company's Chairman and CEO. We will miss them all and thank them for the insight they have provided during their tenures.



25
20
15
10
5
0
9.39%
10.54%
10.73%
2010
2011
2012

Return on Average Common Equity (tangible)*



0.75
0.50
0.25
0.00
$0.12
$0.20
$0.30
2010
2011
2012

Cash Dividends Per Common Share



1.5
1.0
0.5
0.0
$0.59
$0.73
$0.80
2010
2011
2012

Net Income Per Common Share (diluted)

*Net income available to common shareholders, adjusted for intangible amortization (net of tax), divided by average common shareholders' equity, net of goodwill and intangible assets.

In December 2012, two new directors joined the board: Denise Devine and Ernest Waters. These new directors have considerable experience in many aspects of business strategy, finance and organizational management, and we welcome their perspective and leadership.

Our Priorities for 2013

In an industry that has changed and will continue to change very rapidly, we continually examine our priorities given the challenges and opportunities that lie ahead. All seven of the following priorities are very important, but some present more significant challenges than others. In the coming year, we will focus on:

- growing earnings per share;
- growing our loan portfolio;
- improving our asset quality;
- increasing our stable base of core deposits;
- managing the net interest margin;
- managing expenses; and
- increasing our return on assets and equity.

Of the above priorities, we believe the most challenging will be managing our net interest margin in this unprecedented low interest rate environment. While deposit interest rates are low, yields on loans are low as well. We would expect continued pressure on our net interest margin until we see an upturn in interest rates, and frankly, that does not look likely in the near term. However, as a result of the interest rate environment, our residential mortgage business completed another banner year in 2012 as customers continue to refinance their mortgages. Protracted low interest rates on deposit accounts have also prompted customers to seek investment and wealth management alternatives through Fulton Financial Advisors. In 2012, both of these areas made very important contributions to our revenue stream.

I want to take this opportunity to thank you for your confidence in our company and for including Fulton Financial Corporation in your investment strategy. I can assure you that we are all working hard to provide a competitive and reasonable total return on your investment and to position the company appropriately for what is and will continue to be a more complex and challenging operating environment.

I hope you will join us for our 2013 Annual Shareholders Meeting at the Lancaster Marriott at Penn Square in Lancaster, Pennsylvania on Monday, April 29th at 10:00 a.m. The audio portion of the meeting will also be available online. You can listen to the program and view the slides by visiting the Investor Relations section of our corporate website at *www.fult.com*.

Sincerely,

E. Philip Wenger
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
AS OF OR FOR THE YEAR ENDED DECEMBER 31

(Dollars in thousands, except per-share data)

				Percent Change	
BALANCE SHEET DATA	2012	2011	2010	2012/2011	2011/2010
Total assets	$16,528,000	$16,371,000	$16,275,000	1.0%	0.6%
Loans, net of unearned income	12,145,000	11,969,000	11,933,000	1.5%	0.3%
Deposits	12,473,000	12,526,000	12,389,000	(0.4%)	1.1%
Common shareholders' equity	2,082,000	1,993,000	1,880,000	4.5%	6.0%
PER COMMON SHARE DATA					
Net income (diluted)	$0.80	$0.73	$0.59	9.6%	23.7%
Common stock cash dividends	0.30	0.20	0.12	50.0%	66.7%
Shareholders' equity (tangible)	7.76	7.24	6.69	7.2%	8.2%

10 YEARS IN REVIEW

(2003-2012)



Total Assets (in billions of dollars)
03 04 05 06 07 08 09 10 11 12
9.8 11.2 12.4 14.9 15.9 16.2 16.6 16.3 16.4 16.5
Net Income (loss) (in millions of dollars)
03 04 05 06 07 08 09 10 11 12
136.4 149.6 166.1 185.5 152.7 -5.6 73.9 128.3 145.6 159.8
Common Stock Cash Dividends (in millions of dollars)
03 04 05 06 07 08 09 10 11 12
66.8 77.3 88.5 100.9 103.5 104.6 21.1 23.2 40.0 60.0
Deposits (in billions of dollars)
03 04 05 06 07 08 09 10 11 12
6.8 7.9 8.8 10.2 10.1 10.6 12.1 12.4 12.5 12.5
Common Shareholders' Equity (in millions of dollars)
03 04 05 06 07 08 09 10 11 12
948 1,244 1,283 1,516 1,575 1,491 1,566 1,880 1,993 2,082
Loans (in billions of dollars)
03 04 05 06 07 08 09 10 11 12
6.1 7.5 8.4 10.4 11.2 12.0 12.0 11.9 12.0 12.1

FULTON FINANCIAL
CORPORATION

P.O. Box 4887
One Penn Square
Lancaster, Pennsylvania 17604

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD
MONDAY, APRIL 29, 2013 AT 10:00 A.M.

TO THE SHAREHOLDERS OF FULTON FINANCIAL CORPORATION:

NOTICE IS HEREBY GIVEN that, pursuant to the call of its directors, the Annual Meeting of the shareholders of FULTON FINANCIAL CORPORATION ("Fulton") will be held on Monday, April 29, 2013, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania, for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. The election of eleven (11) director nominees to serve for one-year terms;

2. EXECUTIVE COMPENSATION PROPOSAL. A non-binding say on pay ("Say-on-Pay") resolution to approve the compensation of the named executive officers;

3. APPROVAL OF AN AMENDED AND RESTATED EQUITY AND CASH INCENTIVE COMPENSATION PLAN. A resolution to approve Fulton's Amended and Restated Equity and Cash Incentive Compensation Plan, including for purposes of Section 162(m) under the Internal Revenue Code.

4. RATIFICATION OF INDEPENDENT AUDITOR. The ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2013; and

5. OTHER BUSINESS. Such other business as may properly be brought before the meeting and any adjournments thereof.

Only those shareholders of record at the close of business on March 1, 2013, shall be entitled to be given notice of, to attend and to vote at, the meeting. It is requested that you promptly execute the enclosed Proxy and return it in the enclosed postpaid envelope. Alternatively, you may vote by telephone or electronically through the Internet by following the instructions on the proxy card. **You are cordially invited to attend the meeting, but if you plan on attending, please RSVP that you will attend using the enclosed postcard.** Your Proxy is revocable and may be withdrawn at any time before it is voted at the meeting.

A copy of the Annual Report on Form 10-K of Fulton Financial Corporation is also enclosed.

Sincerely,

George R. Barr, Jr.

George R. Barr, Jr.
Secretary

Enclosures
March 27, 2013

PROXY STATEMENT

Dated and To Be Mailed on or about: March 27, 2013

FULTON FINANCIAL CORPORATION

P.O. Box 4887, One Penn Square
Lancaster, Pennsylvania 17604
(717) 291-2411

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 29, 2013 AT 10:00 A.M.

TABLE OF CONTENTS

	PAGE
ANNUAL MEETING SUMMARY	**1**
GENERAL	**1**
Introduction	1
RSVP, Date, Time and Place of Meeting	1
Shareholders Entitled to Vote and Attend Meeting	2
Purpose of Meeting	2
Solicitation of Proxies	2
Revocability and Voting of Proxies	2
Voting Your Shares Held in Street Name	3
Voting of Shares and Principal Holders Thereof	3
Recommendation of the Board of Directors	4
Shareholder Proposals	4
Contacting the Board of Directors	4
Code of Conduct	5
Corporate Governance Guidelines	5
SELECTION OF DIRECTORS	**5**
General Information	5
Procedure for Shareholder Nominations	6
Director Qualifications and Board Diversity	6
ELECTION OF DIRECTORS – Proposal One	**7**
General Information	7
Vote Required	7
Recommendation of the Board of Directors	7
Information about Nominees, Directors and Independence Standards	7
Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners	12
INFORMATION CONCERNING DIRECTORS	**15**
Meetings and Committees of the Board of Directors	15
Human Resources Committee Interlocks and Insider Participation	15
Other Board Committees	15
Board's Role in Risk Oversight	16
Lead Director and Fulton's Leadership Structure	17
Executive Sessions	17
Annual Meeting Attendance	17
Director Education and Board Development	17

Legal Proceedings . . . 18
Related Person Transactions . . . 18
Section 16(a) Beneficial Ownership Reporting Compliance . . . 19
Board and Committee Evaluations . . . 19
Compensation of Directors . . . 19
Director Compensation Table . . . 20

INFORMATION CONCERNING COMPENSATION . . . 22
Compensation Discussion and Analysis . . . 22
Human Resources Committee Report . . . 38
Summary Compensation Table . . . 39
Grants of Plan-Based Awards Table . . . 42
Outstanding Equity Awards at Fiscal Year-End Table . . . 43
Option Exercises and Stock Vested Table . . . 44
Pension Benefits Table . . . 45
Nonqualified Deferred Compensation Table . . . 45
Potential Payments Upon Termination and Golden Parachute Table . . . 46

NON-BINDING SAY-ON-PAY RESOLUTION TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS – Proposal Two . . . 50
Recommendation of the Board of Directors . . . 50

APPROVAL OF AMENDED AND RESTATED EQUITY AND CASH INCENTIVE COMPENSATION PLAN - Proposal Three . . . 51
Recommendation of the Board of Directors . . . 58

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS . . . 59

RATIFICATION OF INDEPENDENT AUDITOR – Proposal Four . . . 60
Recommendation of the Board of Directors . . . 60

ADDITIONAL INFORMATION . . . 61

OTHER MATTERS . . . 61

EXHIBITS
Amended and Restated Equity and Cash Incentive Plan . . . Exhibit A
Report of Audit Committee . . . Exhibit B



[This Page Intentionally Left Blank]

ANNUAL MEETING SUMMARY

The annual meeting of the shareholders of Fulton (the "Annual Meeting") for 2013 will be held on Monday, April 29, 2013, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania. There are four items on the agenda this year as described in more detail herein, and shareholders are encouraged to complete their ballots to vote online at www.proxyvote.com in advance of the Annual Meeting. If you would like to reduce the costs incurred by Fulton in mailing proxy material, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please go to www.proxyvote.com and have your proxy card in hand when you access the website, then follow the instructions at www.proxyvote.com to obtain your records and to create an electronic voting instruction form. Follow the instructions for voting by Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

The Board of Directors recommends that shareholders vote FOR the election of the eleven (11) director nominees identified in this proxy statement, FOR the approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, FOR the approval of the Amended and Restated Equity and Cash Incentive Compensation Plan, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2013. Fulton encourages you to vote your shares in advance of the Annual Meeting either by returning your proxy by mail, voting by telephone or voting via the Internet so that your shares will be represented and voted at the Annual Meeting if you cannot attend in person and are eligible to vote in person at the Annual Meeting on April 29, 2013.

GENERAL

Introduction

Fulton Financial Corporation, a Pennsylvania business corporation and registered financial holding company (also herein referred to as "Fulton" or the "Corporation"), was organized pursuant to a plan of reorganization adopted by Fulton Bank and implemented on June 30, 1982. On that date, Fulton Bank became a wholly owned subsidiary of Fulton, and the shareholders of Fulton Bank became shareholders of Fulton. Since that time, Fulton has acquired other banks, Fulton Bank adopted a national charter, and today Fulton owns the following depository banks: FNB Bank, N.A., Fulton Bank, N.A., Fulton Bank of New Jersey, Lafayette Ambassador Bank, Swineford National Bank and The Columbia Bank.

In addition, Fulton has several other direct subsidiaries, including: Fulton Insurance Services Group, Inc. (which operates an insurance agency selling life insurance and related insurance products); Fulton Financial Realty Company (which owns or leases certain properties on which branch and operational facilities are located); Fulton Reinsurance Company, Ltd. (which reinsures credit life, health and accident insurance that is directly related to extensions of credit by subsidiary banks of Fulton); Central Pennsylvania Financial Corp. (which owns, directly or indirectly, certain limited partnership interests, principally in low- to moderate-income and elderly housing projects); and FFC Management, Inc. (which holds certain investment securities and corporate-owned life insurance policies).

RSVP, Date, Time and Place of Meeting

The Annual Meeting will be held on Monday, April 29, 2013, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania.

You are cordially invited to attend the Annual Meeting, but, in order for Fulton to plan and prepare for the proper number of shareholders, if you plan on attending, **please RSVP and confirm that you will attend by completing and returning the postcard enclosed. Light refreshments will be available starting at 9:00 a.m., and the business meeting will start promptly at 10:00 a.m.** Shareholders are encouraged to arrive early. Public parking is available in downtown Lancaster. For a list of parking locations, please consult the Lancaster Parking Authority web site at www.lancasterparkingauthority.com, or consult the information in the Annual Meeting Invitation and Reservation Form. Each shareholder may be asked to present valid picture identification, such as a driver's license, and some proof of share ownership. Large bags, cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting, and individuals not complying with this request are subject to dismissal from the Annual Meeting. In the event of an adjournment, postponement or emergency that may change the Annual Meeting's time, date or location, Fulton will make an announcement, issue a press release or post information at www.fult.com to notify shareholders as appropriate.

This proxy statement relates to the Annual Meeting of shareholders on April 29, 2013. Attendance at the Annual Meeting will be limited to shareholders of record at the close of business on March 1, 2013 (the "Record Date"), their authorized representatives and guests of Fulton.

Shareholders Entitled to Vote and Attend Meeting

Only those shareholders of record as of the Record Date shall be entitled to receive notice of, attend, and to vote at, the Annual Meeting.

Purpose of Meeting

Fulton shareholders will be asked to consider and vote upon the following matters at the Annual Meeting: (i) the election of eleven (11) director nominees to serve for one-year terms; (ii) the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers; (iii) the approval of the Amended and Restated Equity and Cash Incentive Compensation Plan; (iv) the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2013; and (v) such other business as may be properly brought before the Annual Meeting and any adjournments thereof.

Solicitation of Proxies

This proxy statement is furnished in connection with the solicitation of proxies, in the accompanying form, by the Board of Directors of Fulton for use at the Annual Meeting to be held at 10:00 a.m. on Monday, April 29, 2013, and any adjournments or postponements thereof. Fulton is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by mail, telephone or by electronic communication by Fulton's directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Fulton will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith. Fulton has engaged AST Phoenix Advisors, a division of American Stock Transfer & Trust Company, LLC, to aid in the solicitation of proxies in order to assure a sufficient return of votes on the proposals to be presented at the Annual Meeting. The fee for such services is estimated at $7,000, plus reimbursement for reasonable research, distribution and mailing costs.

Revocability and Voting of Proxies

The execution and return of the enclosed proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. A shareholder may revoke any proxy given pursuant to this solicitation by delivering written notice of revocation to the Corporate Secretary or Assistant Corporate Secretary of Fulton, at any time before the proxy is voted at the Annual Meeting. Unless revoked, any proxy given pursuant to this solicitation will be voted at the Annual Meeting, including any adjournment or postponement thereof, in accordance with the written instructions of the shareholder giving the proxy. In the absence of instructions, all proxies will be voted FOR the election of the eleven (11) director nominees identified in this proxy statement, FOR the approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, FOR the approval of the Amended and Restated Equity and Cash Incentive Compensation Plan and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2013. Although the Board of Directors knows of no other business to be presented, in the event that any other matters are properly brought before the Annual Meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton as permitted by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Shares held for the account of shareholders who participate in the Dividend Reinvestment and Stock Purchase Plan and for the account of employees who participate in the Employee Stock Purchase Plan (the "ESPP") will be voted in accordance with the instructions of each shareholder as set forth in his or her proxy. If a shareholder who participates in these plans does not return a proxy, the shares held for the shareholder's account will not be voted.

Shares held for the account of employees of Fulton and its subsidiaries who participate in the Fulton Financial Common Stock Fund of the Fulton Financial Corporation 401(k) Retirement Plan (the "401(k) Plan"), will be voted by Fulton Financial Advisors, a division of Fulton Bank, N.A., as plan trustee ("Plan Trustee") in accordance with the instructions of each participant as set forth in the separate voting instruction card sent to the participant with respect to such shares. To allow sufficient time for the Plan Trustee to vote, participants' voting instructions must be received by April 25, 2013.

Voting Your Shares Held in Street Name

If you hold your shares in street name with a bank or broker, it is important that you instruct your bank or broker how to vote your shares if you want your shares voted on the election of directors (Proposal 1 of this proxy statement), on the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers (Proposal 2 of this proxy statement) and on the approval of the Amended and Restated Equity and Cash Incentive Compensation Plan (Proposal 3 of this proxy statement). If you hold your shares in street name and you do not instruct your bank or broker how to vote your shares in the election of directors or any non-routine matters, such as Proposals 2 and 3 of this proxy statement, no votes will be cast on your behalf for the election of directors or Proposals 2 and 3. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Corporation's independent auditor (Proposal 4 of this proxy statement) and other matters that your bank or broker considers routine. If you are a registered shareholder of record who holds stock in certificates or book entry with Fulton's transfer agent and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Voting of Shares and Principal Holders Thereof

At the close of business on the Record Date, Fulton had 194,502,859 shares of common stock outstanding and entitled to vote. There is no other class of capital stock outstanding. As of the Record Date, 2,655,099 shares of Fulton common stock were held by Fulton Financial Advisors, a division of Fulton Bank, N.A., as the Plan Trustee or as a trustee for certain trust customers, or as guardian of the estate of a minor or an incompetent. The shares held in this manner, in the aggregate, represent approximately 1.36 percent of the total shares outstanding. Shares that are held in the 401(k) Plan, shares for which Fulton Financial Advisors is a co-trustee and shares for which Fulton Financial Advisors serves as sole trustee of a revocable trust will not be voted unless they are voted by the 401(k) Plan Participant, another co-trustee or the settlor of the revocable trust. For those shares where Fulton Financial Advisors is acting as sole trustee of an irrevocable trust or as guardian of the estate of a minor or an incompetent, it will vote to abstain on all proposals.

A majority of the outstanding common stock present in person or by proxy at the Annual Meeting constitutes a quorum for the conduct of business. The judge of election will treat shares of Fulton common stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining. Likewise, the judge of election will treat shares of common stock represented by broker non-votes [1] as present for purposes of determining a quorum.

Each share is entitled to one vote on all matters submitted to a vote of the shareholders. A majority of the votes cast at a meeting at which a quorum is present is required in order to approve any matter submitted to a vote of the shareholders, except for the election of directors, or in cases where the vote of a greater number of shares is required by law or under Fulton's Articles of Incorporation or Bylaws.

In the case of the election of directors, the eleven (11) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors for terms of one year. The affirmative vote of a majority of the common shares represented and voting at the Annual Meeting is required for approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, the Amended and Restated Equity and Cash Incentive Compensation Plan and the ratification of Fulton's independent auditor.

---

[1] Broker non-votes are shares of common stock held in record name by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote; and (ii) the broker or nominee does not have discretionary voting power to vote such shares on a particular proposal.

Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting for determining the presence of a quorum, but will not be counted as votes cast on the election of directors, the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, the Amended and Restated Equity and Cash Incentive Compensation Plan, or the ratification of Fulton's independent auditor. Abstentions and broker non-votes will have no effect on the director election, the non-binding Say-on-Pay resolution concerning executive compensation, the Amended and Restated Equity and Cash Incentive Compensation Plan, or the ratification of Fulton's independent auditor, since only votes cast will be counted.

To the knowledge of Fulton, on the Record Date, no person or entity owned of record or beneficially more than five percent of the outstanding common stock of Fulton, except those listed on page 12 under "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners."

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election of the eleven (11) director nominees identified in this proxy statement, FOR the approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, FOR the approval of the Amended and Restated Equity and Cash Incentive Compensation Plan and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2013.

Shareholder Proposals

Shareholder proposals intended to be considered for inclusion in Fulton's proxy statement and proxy for the 2014 Annual Meeting must be received at the principal executive offices of Fulton at One Penn Square, Lancaster, Pennsylvania no later than November 27, 2013. Any shareholder proposal not received at Fulton's principal executive offices by February 10, 2014, which is 45 calendar days before the one year anniversary of the date Fulton released the previous year's annual meeting proxy statement to shareholders, will be considered untimely and, if presented at the 2014 Annual Meeting, the proxy holders will be able to exercise discretionary authority to vote on any such proposal to the extent authorized by Rule 14a-4(c) under the Exchange Act. All shareholder proposals must comply with Rule 14a-8 under the Exchange Act, as well as Fulton's Bylaws.

Generally, under Fulton's Bylaws a shareholder may not submit more than one proposal, and the proposal, including any accompanying supporting statement, may not exceed 500 words in accordance with applicable Securities and Exchange Commission (the "SEC") rules. In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Fulton common stock for at least one year before the date the proposal is submitted. Any shareholder submitting a shareholder proposal to Fulton must also provide Fulton with a written statement verifying ownership of stock and confirming the shareholder's intention to continue to hold the stock through the date of the 2014 Annual Meeting. The shareholder, or a qualified representative, must attend the 2014 Annual Meeting in person to present the proposal. The shareholder must also continue to hold the applicable amount of Fulton common stock through the date of the 2014 Annual Meeting.

Contacting the Board of Directors

Any shareholder of Fulton who desires to contact the Board of Directors may do so by writing to: Board of Directors, Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. These written communications will be provided to the Chair of the Executive Committee of the Board of Directors who will determine further distribution based on the nature of the information in the communication. For example, communications concerning accounting, internal accounting controls or auditing matters will be shared with the Chair of the Audit Committee of the Board of Directors.

Code of Conduct

Fulton has had a written code of conduct (the "Code of Conduct") since the early 1980's that governs the conduct of its directors, officers and employees. Fulton provides the Code of Conduct to each director, officer and employee when starting their position, and they are required to annually acknowledge their review of the Code of Conduct. In 2011, the Code of Conduct was updated to clarify the requirement to promptly report actual or suspected Code of Conduct violations directly to management, Human Resources or on EthicsPoint, a third-party reporting system to facilitate the confidential and anonymous reporting of actual or suspected Code of Conduct violations, and other minor revisions. In 2012, minor updates were made to the Code of Conduct to expressly state Fulton's commitment to those reporting potential Code of Conduct violations that Fulton will not retaliate against individuals making good faith reports. A table of contents listing each section and subsection of the Code of Conduct was added to help users identify and locate topics within the Code of Conduct. In addition, the Social Media section was updated, along with other minor revisions. A current copy of the Code of Conduct can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The current Code of Conduct is also posted and available on Fulton's website at www.fult.com.

Corporate Governance Guidelines

Fulton has adopted Corporate Governance Guidelines (the "Governance Guidelines") that include guidelines and Fulton's policy regarding the following topics: (1) board size; (2) director qualifications; (3) service on other boards and director change in status; (4) meeting attendance and review of meeting materials; (5) director access to management and independent advisors; (6) designation of a lead director; (7) executive sessions; (8) Chief Executive Officer ("CEO") evaluation and succession planning; (9) board and committee evaluations; (10) stock ownership guidelines; (11) communications by interested parties; (12) board and committee minutes; (13) codes of conduct; and (14) disclosure and update of the Governance Guidelines. A copy of the Governance Guidelines can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The Governance Guidelines were last updated on June 19, 2012, principally to expand the director qualification section. Changes were also made to state that, although Fulton generally considers diversity in business experience, community service, skills, professional background and other qualifications, as well as diversity in race, national origin and gender, in considering individual candidates, Fulton does not have a separate written policy regarding how diversity is to be considered in the director nominating process; to permit the Chairman of the Board or Committee Chair to excuse a meeting absence and to clarify that compliance with stock ownership guidelines will be evaluated as of December 31 of the relevant year; and other minor revisions. The Governance Guidelines are available on Fulton's website at www.fult.com.

SELECTION OF DIRECTORS

General Information

The Bylaws of Fulton provide that the Board of Directors shall consist of not less than five (5) nor more than thirty-five (35) persons and that the Board of Directors shall determine the number of directors. Pursuant to Fulton's Bylaws, as amended, all nominees elected to the Board of Directors are elected for one-year terms.

A majority of the Board of Directors may increase or decrease the number of directors between meetings of the shareholders. Any vacancy occurring in the Board of Directors, whether due to an increase in the number of directors, resignation, retirement, death or any other reason, may be filled by appointment by the remaining directors. Any director who is appointed to fill a vacancy shall hold office until the next Annual Meeting of the shareholders and until a successor is elected and shall have qualified.

Fulton's Bylaws limit the age of director nominees, and no person shall be nominated for election as a director who will attain the age of seventy-two (72) years on or before the date of the Annual Meeting at which he or she is to be elected. In addition, Fulton has adopted a Voluntary Resignation Policy for Non-Management Directors that generally requires a director to tender his or her resignation when the director's effectiveness as a member of the Board may be substantially impaired. Circumstances that trigger this provision include, but are not limited to: a director failing to attend at least 62.5% of meetings without a valid excuse and, unless such an event is promptly cured to the satisfaction of Fulton, any extension of credit by any of Fulton's affiliate banks for which the director or a related interest of the director is an obligor or guarantor is: a) classified by Fulton as nonaccrual, sixty or more days past due, or restructured; b) assigned a risk rating of substandard or less; or c) not in material compliance with Federal Reserve Regulation O (12 CFR 215). While the policy sets forth events which might cause a director to tender his or her resignation, it also directs Fulton's Board of Directors to consider carefully, on a case-by-case basis, whether or not Fulton should accept such a resignation.

Procedure for Shareholder Nominations

Section 3 of Article II of the Fulton Bylaws requires shareholder nominations of director candidates to be made in writing and delivered or mailed to the Chairman of the Board or the Corporate Secretary not less than the earlier of (a) one hundred twenty (120) days prior to any meeting of shareholders called for the election of directors or (b) the deadline for submitting shareholder proposals for inclusion in a proxy statement and form of proxy as calculated under Rule 14a-8(e) promulgated by the SEC under the Exchange Act. For the 2014 Annual Meeting this deadline date is February 10, 2014. Further, the notice to the Chairman of the Board or the Corporate Secretary of a shareholder nomination shall set forth: (i) the name and address of the shareholder who intends to make the nomination and a representation that the shareholder is a holder of record of stock of Fulton entitled to vote at such meeting and intends to be present in person or by proxy at such meeting to nominate the person or persons to be nominated; (ii) the name, age, business address and residence address of each nominee proposed in such notice; (iii) the principal occupation or employment of each such nominee; (iv) the number of shares of capital stock of Fulton that are beneficially owned by each such nominee; (v) a statement of qualifications of the proposed nominee and a letter from the nominee affirming that he or she will agree to serve as a director of Fulton if elected by the shareholders; (vi) a description of all arrangements or understandings between the shareholder submitting the notice and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (vii) such other information regarding each nominee proposed by the shareholder as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by or at the direction of the Board of Directors. The chairman of the meeting shall determine whether nominations have been made in accordance with the requirements of the Bylaws and, if the chairman determines that a nomination is defective, the nomination and any votes cast for the nominee shall be disregarded. Shareholder nominees are subject to the same standard of review as nominees of Fulton's Board of Directors or its Nominating and Corporate Governance Committee.

Director Qualifications and Board Diversity

In considering any individual nominated for board membership, including those nominated by a shareholder, Fulton considers a variety of factors, including whether the candidate is recommended by executive management, the individual's professional and personal qualifications, including business experience, education, community and charitable activities, and the individual's familiarity with a market or markets in which Fulton is located or is seeking to locate, or with a market that is similar to those in which Fulton is located or is seeking to locate. Fulton does not have a separate written policy regarding how diversity is to be considered in the director nominating process. Generally, however, Fulton takes into account diversity in business experience, community service, skills, professional background and other qualifications, as well as diversity in race, national origin and gender, in considering individual candidates. Fulton's Governance Guidelines provide that Fulton's Board of Directors should be sufficient in size to achieve diversity in business experience, community service and other qualifications among non-employee directors while still facilitating substantive discussions in which each director can participate meaningfully. In 2004, the Board of Directors formed the Nominating and Corporate Governance Committee of the Board, whose members are independent in accordance with the NASDAQ listing standards. The charter for the Nominating and Corporate Governance Committee is posted and available on Fulton's website at www.fult.com. The Nominating and Corporate Governance Committee is responsible for recommending director nominees to the Board of Directors and for the Governance Guidelines. Information on the experience, qualifications, attributes or skills of Fulton's directors and nominees is described under "Director and Nominee Biographical Information" below.

ELECTION OF DIRECTORS – PROPOSAL ONE

General Information

For the 2013 Annual Meeting, the Board of Directors has fixed the number of directors at eleven (11). Pursuant to Fulton's Bylaws, as amended, nominees to the Board of Directors are elected for one-year terms. The Board of Directors has nominated the following eleven (11) people for election to the Board of Directors for a term of one year:

2013 Director Nominees

Joe N. Ballard	John M. Bond, Jr.	Craig A. Dally
Denise L. Devine	Patrick J. Freer	George W. Hodges
Albert Morrison III	R. Scott Smith, Jr.	Gary A. Stewart
Ernest J. Waters	E. Philip Wenger	

Each of the above nominees is presently a director of Fulton. Following the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors approved the nomination of the above individuals. However, in the event that any of the foregoing 2013 director nominees are unable to accept nomination or election, any proxy given pursuant to this solicitation will be voted in favor of such other persons as the Board of Directors may recommend. The Board of Directors has no reason to believe that any of its director nominees will be unable to accept nomination or to serve as a director, if elected.

Vote Required

The eleven (11) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors. Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting, but will not be counted as votes cast in the election of directors.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote FOR the election of the eleven (11) director nominees identified in this proxy statement to serve for one-year terms.

Information about Nominees, Directors and Independence Standards

Information concerning the experience, qualifications, attributes or skills of the eleven (11) persons nominated by Fulton for election to the Board of Directors of Fulton at the 2013 Annual Meeting is set forth below, including whether they were determined by the Board of Directors to be independent for purposes of the NASDAQ listing standards.

Fulton is a NASDAQ listed company and follows the NASDAQ listing standards for board of directors and committee independence. At a meeting in December 2012, the Board of Directors determined that nine (9) of Fulton's eleven (11) director nominees are independent, and eleven (11) of Fulton's current fourteen (14) directors are independent, as defined in the applicable NASDAQ listing standards. Specifically, the Board of Directors found that Directors Ballard, Bond, Dally, Devine, Freer, Fulton, Hodges, Lesher, Morrison, Stewart and Waters met the definition of independent director in the NASDAQ listing standards and that each of these directors is free of any relationships that would interfere with his or her individual exercise of independent judgment. Directors Fulton and Lesher will be retiring at the 2013 Annual Meeting. In addition, members of the Audit Committee and the Human Resources Committee (the "HR Committee") of the Board of Directors meet the more stringent requirements for independence under the NASDAQ listing standards, and the rules and regulations of the SEC for service on the Audit Committee, or the HR Committee, as applicable. In reviewing director independence, the Board of Directors considered the relationships and other arrangements, if any, of each director, including Fulton's relationship with the law firm with which Director Albertson is a partner. Director Albertson is also retiring at the 2013 Annual Meeting. The other types of relationships and transactions that were reviewed and considered are more fully described in "Related Person Transactions" on page 18.

Director and Nominee Biographical Information

The following information regarding each director nominee's background, experience, qualifications, attributes or skills represents the information that led Fulton to conclude that these persons should serve as a director of Fulton.



JOE N. BALLARD (Independent Director), age 71.

Director of Fulton since January 2011 and The Columbia Bank since 2006. Mr. Ballard is the President and CEO of The Ravens Group, Inc., a management and staffing firm headquartered in Maryland.

As a chief executive officer and a retired military officer who held various command assignments, Director Joe N. Ballard, LTG, US Army (Ret.) adds broad management, business, financial and leadership expertise to the Fulton Board. His last military assignment was the 49th Chief of Engineers and Commander for the US Army Corps of Engineers from 1996 to 2000. LTG Ballard was also recognized as the 1998 Black Engineer of the Year by the Council of Deans of Historically Black Colleges and Universities and the Career Communications Group. In addition, he has extensive knowledge of Fulton's Maryland and Virginia markets. Mr. Ballard is a member of Fulton's Human Resources Committee and a member of Fulton's Nominating and Corporate Governance Committee.



JOHN M. BOND, JR. (Independent Director), age 69.

Director of Fulton since 2006 and The Columbia Bank since 1988. Mr. Bond serves as a Director of the Federal Home Loan Bank of Atlanta, 2005 to present. He was a Director of Columbia Bancorp from 1987 to 2006 when Columbia Bancorp merged with Fulton and retired as Chief Executive Officer of The Columbia Bank in 2006. He was the former Chairman of the Maryland Bankers Association, 2001 to 2002, and serves as a Trustee of Goucher College 1997 to present. Mr. Bond is admitted and licensed to practice law in New York.

Mr. Bond offers Fulton's Board of Directors years of bank executive management and financial expertise, strong knowledge of the financial services industry and knowledge of the suburban markets near Baltimore and Washington DC as well as northern Virginia. Mr. Bond also brings a focused historical perspective to the Fulton Board with his prior corporate governance experience and having held leadership positions at an entity acquired by Fulton. Mr. Bond serves as Chair of Fulton's Audit Committee and as a "financial expert," as defined by SEC regulations. He is also a member of the Fulton's Executive Committee and a member of Fulton's Risk Management Committee.



CRAIG A. DALLY (Independent Director), age 56.

Director of Fulton since 2000 and Lafayette Ambassador Bank since 1990. Mr. Dally is a Judge for the Third Judicial District of Pennsylvania, 2010 to present. He is admitted and licensed to practice law in Pennsylvania and a former partner of Pierce & Dally, LLP (law firm). He previously served as a member of the Pennsylvania House of Representatives, District 138, from 1996 to 2010 and is a former Director of the Pennsylvania Higher Education Assistance Agency, 2007 to 2010. He serves as a Director of Nazareth Area YMCA, 1993 to present; Courtney Anne Diacont Memorial Foundation, 2010 to present; and Two Rivers Health and Wellness Foundation, 2003 to present.

Mr. Dally brings unique knowledge and expertise to Fulton's Board of Directors that he gained as a director of Lafayette Ambassador Bank, a member of the Pennsylvania House of Representatives, a Director of the Pennsylvania Higher Education Assistance Agency, a judge, a law firm partner and his leadership role in various philanthropic endeavors in the Lehigh Valley. Mr. Dally serves as Chair of Fulton's Human Resources Committee and is a member of Fulton's Executive Committee and Vice Chair of Fulton's Nominating and Corporate Governance Committee.



DENISE L. DEVINE (Independent Director), age 57.

Director of Fulton since 2012. Ms. Devine is the founder and has been the Chief Executive Officer of Nutripharm, Inc. since 1997, a company that has generated a portfolio of composition and process patents to create innovative natural food, beverage, pharmaceutical and nutraceutical products that facilitate nutrition and lifelong health. She is also founder and CEO of a related company, Froose Brands, LLC, which is dedicated to developing and marketing convenient and natural beverage and snack solutions for the healthy growth and development of children. Ms. Devine, a certified public accountant, also previously served as Chief Financial Officer for Energy Solutions International and in financial management positions for Campbell Soup Company. Ms. Devine has served as Chair of the Pennsylvania State Board of Accountancy and on the Board of the American Institute of CPAs. Since 2006, Ms. Devine has served on the Board of Trustees of Villanova University and is currently the Chair of the Villanova University Audit and Risk Committees. She has also served as a member of the Board of Lourdes Health System since 2010.

Ms. Devine has substantial management, business and finance experience which adds valuable outside experience to Fulton's Board of Directors and its committees. Ms. Devine serves as a member of Fulton's Audit Committee and a member of Fulton's Human Resources Committee.



PATRICK J. FREER (Independent Director), age 63.

Director of Fulton since 1996. Mr. Freer was a Director of Lebanon Valley Farmers Bank, formerly known as Farmers Trust Bank, from 1980 until it was combined with Fulton Bank in 2007. He is the President of Strickler Insurance Agency, Inc. (insurance broker) and a Certified Insurance Counselor.

Mr. Freer brings to the Fulton Board of Directors an extensive knowledge of insurance, investments, finance and risk management as well as valuable knowledge of Fulton through his tenure of more than fifteen (15) years on its Board of Directors and as a bank director from 1980 to 2007. Mr. Freer has long been an active member in his community helping with numerous capital campaigns and community projects. Mr. Freer has been a board member of the American Cancer Society, Lebanon County Economic Development Authority, Center of Lebanon Association and the Lebanon County Mental Health Association and has served as past president of the Lebanon Valley Sertoma Club and Lebanon County Christian Ministries. Mr. Freer serves as Vice Chair of Fulton's Human Resources Committee and is a member of Fulton's Nominating and Corporate Governance Committee.



GEORGE W. HODGES (Independent Director), age 62.

Director of Fulton since 2001 and currently serves as Lead Director of Fulton. Mr. Hodges was a Director of Drovers & Mechanics Bank until it was merged into Fulton Bank in 2001, and has served on the Board of Directors of Fulton Bank since 2012. He has been a Director of York Water Company from 2000 to present (NASDAQ:YORW), Director of The Wolf Organization, Inc. from 2008 to present (regional distributor and sourcing company of kitchen and bath products and specialty building products), a Director of Burnham Holdings, Inc. from 2006 to present, the parent company of fourteen subsidiaries that are leading domestic manufacturers of boilers and related HVAC products and accessories (including furnaces, radiators and air conditioning systems), for residential, commercial and industrial applications, and has served on the boards of various for profit, non-profit and community organizations. Mr. Hodges served as non-executive Chairman of the Board of The Wolf Organization from 2008 to 2009. Prior to being Chairman, Mr. Hodges was a member of the Office of the President of The Wolf Organization from 1986 to 2008. He has also served as a Director of Topflight Corp. from 2008 to present, Adhesive Research Inc. from 2010 to present and Conductive Technologies, Inc. from 2010 to present (three related private industrial companies that manufacture labels, shrinkable film, conductive printing, and converted parts).

Mr. Hodges brings considerable financial expertise and business knowledge to the Fulton Board of Directors, both through his business experience and his service on other boards. His extensive business experience, financial expertise, and background are also invaluable for Fulton's Audit Committee where he serves as Vice Chair and as a "financial expert," as defined by SEC regulations. Mr. Hodges also serves as Chair of Fulton's Executive Committee and is a member of Fulton's Human Resources Committee.



ALBERT MORRISON III (Independent Director), age 66.

Director of Fulton since 2012. Mr. Morrison is the Chairman of the Board of Burnham Holdings, Inc., the parent company of fourteen subsidiaries that are leading domestic manufacturers of boilers and related HVAC products and accessories (including furnaces, radiators and air conditioning systems), for residential, commercial and industrial applications. Mr. Morrison was elected as a director of Burnham in 1986, became President and Chief Executive Officer of Burnham in 1988 and has served as Chairman since 2002. Mr. Morrison retired as Chief Executive Officer effective in April 2012 after thirty-eight years of service with Burnham Holdings, Inc.

As a long-time CEO and director of a manufacturing company, Mr. Morrison brings extensive business, financial, acquisition and human resources skills to Fulton's Board of Directors and its Audit Committee where he serves as a member. Mr. Morrison also serves as Chair of Fulton's Risk Management Committee.



R. SCOTT SMITH, JR., age 66.

Director of Fulton since 2001. Mr. Smith is the retired Chairman of the Board and Chief Executive Officer of Fulton. He served as Chairman of the Board and Chief Executive Officer from January 2006 to December 2012 and also served as a Director of Fulton Bank from 1993 to 2002. He has been a Director of The Federal Reserve Bank of Philadelphia from 2010 to present and a member of the Federal Advisory Council to the Federal Reserve Board, Washington, DC from 2008 to 2010. Mr. Smith was a Director of the American Bankers Association from 2006 to 2009, was employed by Fulton from 1978 to 2012 in various positions and worked in financial services since 1969.

Mr. Smith's various management roles during his over thirty years of service in banking give him a broad understanding of the financial services industry, Fulton's operations, corporate governance matters and the leadership experience qualifying him to serve on the Fulton Board of Directors. Mr. Smith serves as a member of Fulton's Risk Management Committee.



GARY A. STEWART (Independent Director), age 65.

Director of Fulton since 2001. Mr. Stewart is a Director of The Stewart Companies (manufacturing holding company), Vice President of Apple Automotive Group, Inc., a Partner of Stewart Properties (real estate developer), President of Aspen Equity Group LLC (real estate) and has served on the boards of various for profit, non-profit and community organizations. He was a Director of York Bank & Trust Company from 1981 to 1998, and was a Director of Drovers & Mechanics Bank until it was merged into Fulton Bank in 2001.

Mr. Stewart has relevant business experience and bank board service qualifying him for service as a member of the Board of Directors that includes extensive experience in real estate acquisition, development, finance and management. Mr. Stewart serves as Vice Chair of Fulton's Executive Committee and Chair of Fulton's Nominating and Corporate Governance Committee, and is a member of Fulton's Risk Management Committee.



ERNEST J. WATERS (Independent Director), age 63.

Director of Fulton since 2012 and has served as a Director of Fulton Bank, N.A. since 2011. Mr. Waters retired from Metropolitan Edison, a FirstEnergy company, in 2009, where he served as the Area Vice President and Area Manager. Mr. Waters joined the FirstEnergy companies (an investor-owned utility) in 1976 and held various positions in Auditing and Marketing during his tenure. He also served as an expert accounting witness in setting rates before the Pennsylvania Public Utility Commission. Prior to joining the FirstEnergy companies, Mr. Waters was a public accountant and business consultant in Philadelphia. He is a former certified public accountant and holds an MBA from the University of Pittsburgh. Since 2007, Mr. Waters has served on the Board of Directors of the York Water Company (NASDAQ: YORW) where he chairs their Compensation Committee and is a member of the Governance Committee. In addition, Mr. Waters has served at leadership and committee levels with numerous community and non-profit organizations. He is the past Chairman of the Board of York Hospital and is currently a member of the Board, a member of the Executive Committee and chairs the Audit Committee for Wellspan Health, York Hospital's parent company.

Mr. Waters has business, regulatory, leadership, board service and accounting expertise that brings valuable perspectives to Fulton's Board of Directors, and Fulton's Audit Committee and Fulton's Risk Management Committee where he serves as a member.



E. PHILIP WENGER, age 55.

Director of Fulton since 2009. Mr. Wenger became Chairman of the Board, President and Chief Executive Officer of Fulton effective on January 1, 2013. He previously served as President and Chief Operating Officer of Fulton from 2008 to 2012, a Director of Fulton Bank from 2003 to 2009, Chairman of Fulton Bank from 2006 to 2009 and has been employed by Fulton in a number of positions since 1979.

Mr. Wenger possesses an extensive knowledge of the many aspects of banking operations through more than thirty years of experience in the financial services industry. He has gained valuable insight through his experience in different banking areas, includingretail banking, commercial banking, bank operations and systems. Mr. Wenger serves as a member of Fulton's Executive Committee.

Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners

The following table sets forth the number of shares of common stock beneficially owned as of the Record Date by each director and nominee, and the named executive officers discussed in this proxy statement, Messrs. Smith, Wenger, Nugent, Shreiner and Roda (the "Named Executive Officers" or "Executives" and individually an "Executive"). Except as to the beneficial owners and other principal holders listed below, to the knowledge of Fulton, no person or entity owned of record or beneficially on the Record Date more than five percent of the outstanding common stock of Fulton. Unless otherwise indicated in a footnote, shares shown as beneficially owned by each nominee and director or the Executives are held individually by the person. The directors, nominees and the Executives of Fulton, as a group, owned of record and beneficially 3,684,187 [1] shares of Fulton common stock, representing 1.88 percent of such shares then outstanding. Shares representing less than one percent of the outstanding shares are shown with a "*" below.

Name of Beneficial Owner	Title	Number of Common Shares Beneficially Owned [1 2 3]	Percent of Class
Jeffrey G. Albertson	Director [4]	241,222 [5]	*
John M. Bond, Jr.	Director and Nominee	499,270 [6]	*
Joe N. Ballard	Director and Nominee	14,206 [7]	*
Craig A. Dally	Director and Nominee	169,724 [8]	*
Denise L. Devine	Director and Nominee	1,000 [9]	*
Patrick J. Freer	Director and Nominee	93,008 [10]	*
Rufus A. Fulton, Jr.	Director [11]	277,223 [12]	*
George W. Hodges	Director and Nominee	33,060 [13]	*
Donald W. Lesher, Jr.	Director [14]	146,884 [15]	*
Albert Morrison III	Director and Nominee	16,939 [16]	*
Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer	475,088 [17]	*
Craig A. Roda	Senior Executive Vice President	183,927 [18]	*
James E. Shreiner	Senior Executive Vice President	365,000 [19]	*
R. Scott Smith, Jr.	Director and Nominee	628,264 [20]	*
Gary A. Stewart	Director and Nominee	188,630 [21]	*
Ernest J. Waters	Director and Nominee	125	*
E. Philip Wenger	Director, Nominee, Chairman of the Board President and Chief Executive Officer	350,618 [22]	*
Total Ownership	Directors, Nominees and Executives as a Group (17 Persons)	3,684,187	1.88%
Other Principal Holders			
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	N/A	10,435,882 [23]	5.24%
State Street Corporation One Lincoln Center Boston, MA 02111	N/A	11,593,934 [24]	5.80%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	N/A	10,334,498 [25]	5.19%
Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206	N/A	12,943,939 [26]	6.5%

[1] Includes 1,056,980 shares issuable upon the exercise of vested stock options and 297,023 shares of unvested restricted stock, which have been treated as outstanding shares for purposes of calculating the percentage of outstanding shares owned by directors and Executives as a group.

[2] As of the Record Date, none of the listed individuals had pledged Fulton stock except for Mr. Stewart, who has pledged 74,755 shares in connection with a collateral account with his broker related to a line of credit with the same broker.

[3] Fulton has established stock ownership guidelines for Fulton directors and certain officers. Achievement of the levels of ownership required by the stock ownership guidelines is reviewed and determined annually based on the closing price of Fulton stock on December 31. Targeted ownership for directors is $100,000 in fair market value of Fulton common stock. For Executive officers, the targeted stock ownership differs by position. The Chief Executive Officer is required to acquire shares with a fair market value of 2 times his annual base salary, the President and the Chief Financial Officer are required to acquire shares with a fair market value of 1.5 times their respective annual base salary, and certain other officers are required to acquire shares with a fair market value of 1 times their annual base salary. In the case of newly-appointed or elected directors and officers, the required level of stock ownership may be achieved over a period of time, i.e., five (5) years in the case of directors and three (3) years in the case of Executives and compliance is determined at the calendar year end of which the respective five or three year period following appointment or election. As of December 31, 2012, all of Fulton's directors and Executives had satisfied the stock ownership guidelines, except Director Devine, Director Waters and Mr. Roda. Directors Devine and Waters are required to achieve the targeted stock ownership level by December 31, 2017. Mr. Roda is required to achieve the targeted stock ownership level by December 31, 2014.

[4] Mr. Albertson will be retiring as a Director of Fulton effective with the 2013 Annual Meeting.

[5] Mr. Albertson's ownership includes 1,939 shares of unvested restricted stock, 19,317 shares held in an IRA and 126,505 shares held jointly with his spouse. Also includes 11,555 shares held solely by his spouse and 940 shares in his spouse's IRA.

[6] Mr. Bond's ownership includes 1,939 shares of unvested restricted stock, 78,728 shares which may be acquired pursuant to the exercise of vested stock options and 136,723 shares held solely by his spouse.

[7] Mr. Ballard's ownership includes 1,939 shares of unvested restricted stock and 1,442 shares held jointly with his spouse. Also includes 10,825 shares held solely by his spouse.

[8] Mr. Dally's ownership includes 1,939 shares of unvested restricted stock, 11,923 shares held in an IRA, 2,065 shares held jointly with his spouse, 9,438 shares held as custodian for his daughter and 9,393 shares held by his daughter.

[9] Ms. Devine's 1,000 shares are held jointly with her spouse.

[10] Mr. Freer's ownership includes 1,939 shares of unvested restricted stock, 89,817 shares held jointly with his spouse and 310 shares held solely by his spouse.

[11] Mr. Fulton will be retiring as a Director of Fulton effective with the 2013 Annual Meeting.

[12] Mr. Fulton's ownership includes 1,939 shares of unvested restricted stock and 8,232 shares held solely by his spouse. Mr. Fulton disclaims any beneficial ownership in the 8,232 shares held by his spouse. Also includes 69,146 shares held in Fulton's 401(k) Plan.

[13] Mr. Hodges' ownership includes 1,939 shares of unvested restricted stock.

[14] Mr. Lesher will be retiring as a Director of Fulton effective with the 2013 Annual Meeting.

[15] Mr. Lesher's ownership includes 1,939 shares of unvested restricted stock, 11,091 shares held in an IRA, 45,099 shares held jointly with his spouse and 5,426 shares held solely by his spouse.

[16] Mr. Morrison's ownership includes 1,939 shares of unvested restricted stock.

[17] Mr. Nugent's ownership includes 31,079 shares held in Fulton's 401(k) Plan, 91,583 shares of unvested restricted stock, 11,394 shares held in an IRA and 242,714 shares which may be acquired pursuant to the exercise of vested stock options. Mr. Nugent's ownership includes 54,728 shares held solely by his spouse.

[18] Mr. Roda's ownership includes 34,569 shares of unvested restricted stock, 113,456 shares which may be acquired pursuant to the exercise of vested stock options, 16,265 shares in Fulton's ESPP and 8,650 shares held jointly with his spouse.

[19] Mr. Shreiner's ownership includes 105,840 shares held jointly with his spouse, 79,622 shares of unvested restricted stock and 165,595 shares which may be acquired pursuant to the exercise of vested stock options.

[20] Mr. Smith's ownership includes 139,474 shares held jointly with spouse, 16,539 shares held in an IRA, and 290,892 shares which may be acquired pursuant to the exercise of vested stock options.

[21] Mr. Stewart's ownership includes 1,939 shares of unvested restricted stock, 89,635 shares held in a grantor retained annuity trust and 89,283 shares held by The Stewart Foundation. Mr. Stewart disclaims beneficial ownership of any of The Stewart Foundation shares beyond his pro rata interest.

[22] Mr. Wenger's ownership includes 37,625 shares held jointly with his spouse, 71,858 shares of unvested restricted stock, 58,425 shares held in Fulton's 401(k) Plan and 165,595 shares which may be acquired pursuant to the exercise of vested stock options. Also includes 2,671 shares held in Fulton's 401(k) Plan by his spouse and 502 shares held by Mr. Wenger as custodian for his children.

[23] This information is based solely on a Schedule 13G filed with the SEC on January 30, 2013 by BlackRock, Inc., which reported sole voting power and sole dispositive power as to 10,435,882 shares, as of December 31, 2012.

[24] This information is based solely on a Schedule 13G filed with the SEC on February 11, 2013 by State Street Corporation, which reported shared voting power and shared dispositive power as to 11,593,934 shares, as of December 31, 2012.

[25] This information is based solely on a Schedule 13G filed with the SEC on February 13, 2013 by The Vanguard Group, which reported sole voting power and sole dispositive power as to 10,200,763 shares, and shared voting power and shared dispositive power as to 133,735 shares, as of December 31, 2012.

[26] This information is based solely on a Schedule 13G filed with the SEC on February 14, 2013 by Janus Capital Management LLC, which reported shared voting power and shared dispositive power as to 12,943,939 shares, as of December 31, 2012. The Schedule 13G filed with the SEC also noted that Janus Capital has a direct 95.67% ownership stake in INTECH Investment Management ("INTECH") and a direct 77.8% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH were aggregated for purposes of this filing.

INFORMATION CONCERNING DIRECTORS

Meetings and Committees of the Board of Directors

There were ten (10) regular and special meetings of the Board of Directors of Fulton and forty-two (42) meetings of the standing committees of the Board of Directors of Fulton during 2012. No director attended fewer than 75% of all meetings of the Board of Directors, all of the meetings of the board committees on which a director served, or the aggregate number of meetings of the Board of Directors and of the board committees on which he or she served in 2012.

The Board of Directors of Fulton has the following standing committees: Audit, Executive, Human Resources, Nominating and Corporate Governance and Risk Management. The following table represents the membership on each Fulton committee as of the date of this proxy statement:

	Audit	**Executive**	**Human Resources**	**Nominating and Corporate Governance**	**Risk Management**
Jeffrey G. Albertson					Member
Joe N. Ballard [1]			Member	Member	
John M. Bond, Jr. [1,2]	Chair	Member			Member
Craig A. Dally [1]		Member	Chair	Vice Chair	
Denise L. Devine [1]	Member		Member		
Patrick J. Freer [1]			Vice Chair	Member	
Rufus A. Fulton, Jr. [1]					Vice Chair
George W. Hodges [1,2,3]	Vice Chair	Chair	Member		
Donald W. Lesher, Jr. [1]	Member		Member		
Albert Morrison III [1]	Member	Member			Chair
R. Scott Smith, Jr.					Member
Gary A. Stewart [1]		Vice Chair		Chair	Member
Ernest J. Waters [1]	Member				Member
E. Philip Wenger		Member			Ex-officio Member [4]

1-Independent Director 2-Audit Committee Financial Expert 3-Lead Director 4-Ex-officio member per bylaws

Human Resources Committee Interlocks and Insider Participation

Fulton maintains a HR Committee, and its membership consists only of independent directors. All members of the HR Committee meet the independence requirements of the NASDAQ listing standards. More information regarding the HR Committee can be found in the "Compensation Discussion and Analysis" on page 22. There are no interlocking relationships, as defined in applicable SEC regulations, involving members of the HR Committee. Certain directors may have indirect relationships described in "Related Person Transactions" on page 18. The HR Committee is responsible for, among other things, recommending the compensation and equity awards for the Executives to the Board of Directors, administration of Fulton's ESPP and the 401(k) Plan, approving employment agreements for non-executive officers of Fulton and fulfilling other broad-based human resources duties. The HR Committee met a total of eleven (11) times in 2012. The HR Committee is governed by a formal charter, which was last amended in October 2009, and which is available on Fulton's website at www.fult.com.

Other Board Committees

All members of the Audit Committee meet the independence requirements of the NASDAQ listing standards, and the rules and regulations of the SEC. Directors Bond and Hodges have been determined to qualify, designated by the Board, and agreed to serve, as an Audit Committee's "financial expert" as defined by the SEC regulations. Director Hodges has served as a "financial expert" of Fulton since 2008, and Director Bond was designated as an additional "financial expert" by Fulton's Board in 2013. The Audit Committee met fourteen (14) times during 2012. The Audit Committee is governed by a formal charter, which was last amended in December 2011, and which is available on Fulton's website at www.fult.com. The Audit Committee's pre-approval policy and procedure for audit and non-audit services is set forth in its charter. The functions of the Audit Committee include, among other things: sole authority to appoint or replace the independent auditor; direct responsibility for the compensation and oversight of the work of the independent auditor; oversight of the overall relationship with the independent auditor; meeting with the independent auditor to review the scope of audit services; reviewing and discussing with management and the independent auditor annual and quarterly financial statements and related disclosures; overseeing the internal audit function, including hiring and replacing the chief audit executive; reviewing periodic reports from the loan review function; reviewing and approving related person transactions; establishing procedures and handling complaints concerning accounting, internal accounting controls, or auditing matters, and certain risk management matters as outlined in the Audit Committee Charter. In addition, with respect to any bank subsidiary of the Corporation that has not established its own independent audit committee, it is intended that Fulton's Audit Committee, in carrying out its responsibilities, will also satisfy the obligations imposed on such bank subsidiary relating to the establishment and duties of an independent audit committee as set forth in Section 36 of the Federal Deposit Insurance Act and its implementing regulations.

All the members of the Nominating and Corporate Governance Committee meet the independence requirements of the NASDAQ listing standards. The Nominating and Corporate Governance Committee met eight (8) times during 2012. The Nominating and Corporate Governance Committee is responsible for, among other things, recommending to the Board of Directors the nominees for election to the Board of Directors and assisting the Board of Directors with corporate governance matters including, but not limited to, the review and approval of all additions, deletions or changes to the Code of Conduct, Corporate Governance Guidelines and the responsibility for guidelines and procedures to be used by directors in completing board evaluations used in monitoring and evaluating the performance of the Board of Directors and committees. The Nominating and Corporate Governance Committee also has the primary responsibility for determining annually the compliance of Fulton's directors and Executives with the Corporation's stock ownership guidelines. The Nominating and Corporate Governance Committee operates pursuant to its charter, which was last amended in June 2010, and is available on Fulton's website at www.fult.com.

The Executive Committee met one (1) time during 2012. Except for the powers expressly excluded in Section 5 of Article III of the Bylaws, the Executive Committee exercises the powers of the Board of Directors between board meetings.

The Risk Management Committee met eight (8) times during 2012. The Risk Management Committee is responsible for providing oversight of the risk management function of the Corporation, including its policies, procedures and practices relating to management of credit risk, market risk, liquidity risk, operational risk, compliance risk, legal risk, reputation risk and strategic risk.

Board's Role in Risk Oversight

Although Fulton's Risk Management Committee is primarily responsible for overseeing the management of Fulton's risks, the Board continues to regularly review information regarding Fulton's exposure to credit risk, market risk, liquidity risk, operational risk, compliance risk, legal risk, reputation risk, and strategic risk, as well as Fulton's strategies and tactics to monitor, control and mitigate its exposure to these risks. In addition, the HR Committee is responsible for overseeing the management of risks relating to all of Fulton's compensation plans. The Audit Committee shares with the Risk Management Committee a general oversight role in Fulton's risk management process in the context of the Audit Committee's responsibility for financial reporting and its evaluation and assessment of the adequacy of Fulton's internal control structure. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Board of Directors, potential conflicts of interest and governance matters. While each of Fulton's committees are responsible for evaluating certain risks, Fulton's Risk Management Committee is primarily responsible for overseeing the management of such risks for Fulton, and the entire Board of Directors is regularly informed through committee reports and review of committee meeting minutes about such risks.

The Board also utilizes Fulton's Chief Risk Officer and other members of Fulton's Enterprise Risk Management Committee, which is Fulton's officer-level risk management committee, to oversee and manage emerging risks and report to the Board and the Risk Management Committee on those risks. This officer-level risk management committee provides additional oversight for Fulton's risk management and compliance programs. In addition, in October 2012 Fulton's Board adopted revised formal Risk Vision and Risk Appetite Statements which set forth both the qualitative and quantitative parameters within which Fulton will pursue its growth strategies. These documents also outline the general framework within which Fulton manages risk in the context of Fulton's primary core values and its management philosophy, which seeks to balance the interests of Fulton's shareholders, customers, employees and the communities that it serves. These core values are embedded in Fulton's corporate strategic plan and its management philosophy and guide the actions of the Board and Fulton's management and employees. Fulton's risk appetite is centered on Fulton's objective to maintain a strong financial condition throughout all economic cycles. Fulton's Board and the different committees that monitor risk continue to assess and manage risk, including the establishment, tracking and reporting of key risk indicators within the primary risk categories of credit, market, liquidity, operational, legal, compliance, reputation and strategic risk, and providing for reporting to management and the Board. Fulton's key risk indicator targets reflect Fulton's commitment to strong asset quality and liquidity with ready access to external funding at competitive rates. Finally, Fulton engages in ongoing risk assessment and stress testing to ensure that Fulton has adequate capital to absorb potential losses under various stress scenarios.

Lead Director and Fulton's Leadership Structure

Director Hodges currently serves as Fulton's Lead Director and is the independent chair of the Executive Committee. The Board has made a determination that a structure that includes a Lead Director and a combined Chairman/ CEO is appropriate for Fulton. Pursuant to the Governance Guidelines, the Board designates for a term of at least a year, and publicly discloses in the Fulton proxy statement, the independent non-employee director who will lead the non-employee directors' executive sessions and preside at all meetings of the Board at which the Chairman is not present. The Governance Guidelines also require that the Lead Director shall, as appropriate: serve as a liaison between the Chairman and the independent directors; approve information sent to the Board; approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; and have the authority to call meetings of the independent directors.

Similar to many public companies, the leadership structure of Fulton combines the positions of Chairman and Chief Executive Officer. This structure permits the Chief Executive Officer to manage the Corporation's daily operations and provides a single voice for the Corporation when needed. Fulton believes that separation of these roles is not necessary because the Lead Director acts as a counterbalancing feature to the combined Chairman and Chief Executive Officer positions, similar to other public companies. In addition, as of the date of this proxy statement, approximately 79% of Fulton's directors (11 out of 14) are independent under applicable NASDAQ standards, and approximately 82% of the Nominees for election at the 2013 Annual Meeting (9 out of 11), are independent under applicable NASDAQ standards, which provides an appropriate level of independent oversight at Board meetings and executive sessions. Finally, Fulton's HR Committee, Nominating and Corporate Governance Committee and Audit Committee are all currently, and will continue to be, comprised solely of independent directors.

Executive Sessions

The independent directors of the Fulton Board of Directors met five (5) times in executive session at which only independent directors were present in 2012. The Chair of the Executive Committee, George W. Hodges, who also served as the Lead Director, conducted these executive sessions of the independent directors of the board.

Annual Meeting Attendance

Pursuant to Fulton's Governance Guidelines, attendance in person is expected at the Annual Meeting unless a member of the Board of Directors is excused. All but four (4) members of the Board of Directors, who were each excused by the Chairman, attended the 2012 Annual Meeting.

Director Education and Board Development

Fulton encourages the directors to attend director education programs as part of its corporate governance and general board education process. These director education programs are in addition to the education and development opportunities that are provided during Fulton Board meetings and seminars. For example, third parties are periodically asked to provide the Board with presentations on governance, the economy and other topics of interest. In addition, Directors Dally and Hodges completed the requirements for the NACD Board Leadership Fellow Program in 2012. As a NACD Fellow, individuals demonstrate their knowledge of the leading trends and practices that define exemplary corporate governance, and commit to developing professional insights through a sophisticated course of ongoing study.

Legal Proceedings

There are no material legal proceedings to which any director, officer, nominee, affiliate or principal shareholder, or any associate thereof, is a party adverse to Fulton or in which any such person has a material interest adverse to Fulton.

Related Person Transactions

Financial Products and Services Some of the current directors and Executives of Fulton, their family members and the companies with which they are associated were customers of, and/or had banking transactions with, Fulton's subsidiaries during 2012. These transactions included deposit accounts, trust relationships, loans and other financial products and services provided in the ordinary course of business by different Fulton subsidiaries. All loans and commitments to lend made to such persons and to the companies with which they are associated were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than a normal risk of collectability or present other unfavorable features. It is anticipated that similar transactions will be entered into in the future. By using Fulton's products and services, directors and officers have the opportunity to become familiar with the wide array of products and services offered by Fulton's subsidiaries to customers.

Other Transactions Applicable SEC regulations require Fulton to disclose transactions with certain related persons where the amount involved exceeds $120,000. However, a person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with Fulton is not deemed to have a material interest in a transaction where the interest arises only from such person's position as a director of the other entity and/or arises only from the ownership by such person in the other entity if that ownership is under ten percent, excluding partnerships. Amounts paid to entities in which a related person does not have a material interest or were obtained by a low bid pursuant to a formal request for proposal to provide services are not required to be disclosed.

During 2012, Fulton had one current director who was associated with a law firm which provided legal services to Fulton or its subsidiaries. The Albertson Law Office, West Deptford, New Jersey, has provided legal services to subsidiaries of Fulton for a number of years, and Fulton expects that this firm may continue to provide services to Fulton or its subsidiaries in the future. Director Albertson is a partner with more than a ten percent interest in the law firm and during 2012, Fulton paid the Albertson Law Office a total of $268,747 in legal fees and expenses related to loan transactions and other matters. Some of these fees and expenses were paid by parties other than Fulton in certain transactions. Director Albertson will be retiring from Fulton's Board at the 2013 Annual Meeting.

Fulton considered the above related person transactions with Director Albertson and other related person transactions of other Directors that do not require specific disclosure, when it made the determinations that nine (9) of Fulton's eleven (11) director nominees, or approximately 82% of its directors, are independent in accordance with the NASDAQ listing standards. See "Information about Nominees, Directors and Independence Standards" on page 7 for more information.

Family Relationships SEC regulations generally require disclosure of any employment relationship or transaction with a related person where the amount involved exceeds $120,000. In fiscal year 2012, there were no family relationships among any of the directors and senior management of Fulton, except for Messrs. Wenger and Roda who are related by marriage and are brothers-in-law. In addition, during 2012, family relationships existed among senior management and some of the approximately 3,570 full-time employees of Fulton and its subsidiaries. These Fulton employees participate in compensation, benefit and incentive plans on the same basis as other similarly situated employees.

Related Person Transaction Policy and Procedures Fulton does not have a separate policy specific to related person transactions. Under the Code of Conduct, however, employees and directors are expected to recognize and avoid those situations where personal or financial interests or relationships might influence, or appear to influence, the judgment of the employee or director on matters affecting Fulton. The Code of Conduct also requires thoughtful attention to the problem of conflicts and the exercise of the highest degree of good judgment. Under the Code of Conduct, directors must provide reasonable notice to Fulton of all new or changed business activities, related person relationships and board directorships.

In addition, Fulton and its affiliate banks are subject to Federal Reserve Regulation O, which governs loans by federally regulated banks to certain insiders, including an executive officer, director or 10% controlling shareholder of the applicable bank or bank holding company, or an entity controlled by such executive officer, director or controlling shareholder (an "Insider"). Each Fulton affiliate bank is required to follow a Regulation O policy that prohibits the affiliate bank from making loans to an Insider unless the loan (i) is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and (ii) does not involve more than the normal risk of repayment or present other unfavorable features. Fulton and its affiliate banks are examined periodically by different bank regulators and Fulton's Internal Audit Department for compliance with Regulation O to ensure that internal controls exist within Fulton and its affiliate banks to monitor Fulton's compliance with Regulation O.

In accordance with Fulton's Audit Committee Charter and NASDAQ listing standards, the Audit Committee is charged with the responsibility to review the terms of, and approve, related person transactions. This responsibility includes reviewing an annual report regarding the related person transactions with each director and Executive during the prior year, if any. At a meeting in February 2013, the Audit Committee reviewed all existing related person transactions involving Fulton's directors and Executives. The Audit Committee concluded that the loans and other banking services to the directors and Executives of Fulton and their related interests were provided in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with others. The Audit Committee also reviewed all other related person transactions for any potential conflict of interest situations with the directors of Fulton and the Executives, and concluded that there were no conflicts present, and ratified and approved all the transactions reviewed.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires Fulton's Executives, the principal accounting officer, directors, and any persons owning 10% or more of Fulton's common stock, to file with the SEC, in their personal capacities, initial statements of beneficial ownership on Form 3, statements of changes in beneficial ownership on Form 4 and annual statements of beneficial ownership on Form 5. Persons filing such beneficial ownership statements are required by SEC regulation to furnish Fulton with copies of all such statements filed with the SEC. The rules of the SEC regarding the filing of such statements require that "late filings" of such statements be disclosed in Fulton's proxy statement. Based solely on Fulton's review of Forms 3 and 4 and amendments thereto furnished to Fulton during the 2012 fiscal year, including Forms 5 and amendments thereto furnished to Fulton, and on written representations from Fulton's directors, Executives and other officers that no Form 4 or Form 5 for any "late filing" was required to be filed by such persons, Fulton believes that all such statements were timely filed in 2012.

Board and Committee Evaluations

Pursuant to its charter, the Nominating and Corporate Governance Committee is to review and recommend to the Board guidelines and procedures to be used by directors in monitoring and evaluating the performance of the Board of Directors and committees. The Board of Directors and committees, except the Executive Committee, conduct an annual self-evaluation of the performance of the Board and committees. Anonymous board and committee evaluation questionnaires were last completed in the fourth quarter of 2012. The results were compiled by Fulton's legal department and presented to the Nominating and Corporate Governance Committee in December 2012, and the members of each committee also received a summary report of the results of their committee's questionnaire. The Nominating and Corporate Governance Committee reported the results to the Board of Directors at its December 2012 regular meeting.

Compensation of Directors

Each member of the Board of Directors of Fulton is paid a retainer fee and meeting fees for his or her services as a director, except that no fee is paid to any director who is also a salaried officer of Fulton. Thus, Messrs. Smith and Wenger did not receive any director fees or additional compensation in 2012 for serving as a member of the Board of Directors. Non-employee directors receive a quarterly retainer of $8,750 in cash. Non-employee directors are also paid a cash fee of $2,000 for each Board of Directors meeting attended and $1,000 in cash for each committee meeting attended on a non-board meeting day, except where the committee meeting is held the day before a monthly Board meeting attended by the director. Directors are paid a cash fee of $2,000 for any special Board of Directors meeting attended.

The chairperson of the Audit Committee is paid a quarterly cash fee of $2,500, and the chairpersons of all other Board committees and the Lead Director are each paid a quarterly cash fee of $1,875. Directors are also paid $1,000 in cash for attendance at Fulton sponsored educational seminars and other meetings attended, but these seminars and meetings are not included for purposes of calculating director attendance rates since they are a voluntary activity.

Pursuant to the 2011 Directors' Equity Participation Plan (the "2011 Director Plan"), each non-employee director received $20,000 in shares of restricted stock, rounded up to the next whole share, as a retainer in 2012. The Board approved this award, which was granted on May 1, 2012, and the restricted stock will vest one year from the grant date in accordance with the terms of the 2011 Director Plan. In addition, Fulton's Board intends to review the annual retainer amounts paid in cash and equity from time to time. An award of in restricted stock is expected to be made after Fulton's 2013 Annual Meeting to all non-employee directors that are elected at the Annual Meeting.

Fulton also reimburses directors for certain business and other director related expenses incurred in the performance of their service as directors of Fulton and provides non-employee directors with a $50,000 term life insurance policy while they are directors. Certain directors have elected to participate in the Fulton Deferred Compensation Plan, under which a director may elect not to receive their cash director's fees when earned, but instead, to receive them, together with interest, in a lump sum or in installments over a period of up to twenty (20) years following retirement. The only current non-employee Fulton directors who have previously established accounts to defer fees or had balances from prior years are Directors Albertson and Bond. Certain Fulton directors also serve on the boards of various Fulton subsidiary banks, and these directors are compensated with a retainer, meeting fees or both for their service on each of those individual boards. The following table summarizes all the compensation paid to each Fulton non-employee director who served during 2012.

DIRECTOR COMPENSATION TABLE

Name [1]	Fees Earned or Paid in Cash ($)	Stock Awards [2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation [3] [4] ($)	Total ($)
Jeffrey G. Albertson	53,000	20,000	0	0	0	13,900 [5]	86,900
Joe N. Ballard	58,000	20,000	0	0	0	12,600 [6]	90,600
John M. Bond, Jr.	66,000	20,000	0 [7]	0	0	13,250 [8]	99,250
Craig A. Dally	65,500	20,000	0	0	0	13,250 [9]	98,750
Denise L. Devine [10]	4,917	0	0	0	0	0	4,917
Patrick J. Freer	65,750	20,000	0	0	0	0	85,750
Rufus A. Fulton, Jr.	58,750	20,000	0	0	0	16,116 [11]	94,866
George W. Hodges	84,000	20,000	0	0	0	17,250 [12]	121,250
Willem Kooyker [13]	4,917	20,000	0	0	0	0	24,917
Donald W. Lesher, Jr.	62,000	20,000	0	0	0	0	82,000
Albert Morison III	64,750	20,000	0	0	0	0	84,750
Gary A. Stewart	58,750	20,000	0	0	0	0	78,750
Ernest J. Waters [14]	4,917	0	0	0	0	20,500 [15]	25,417

[1] Directors listed represent all the non-employee directors of Fulton during 2012. Directors Smith and Wenger, who were compensated as officers of Fulton, did not receive any additional compensation for their service as a director of Fulton. Directors Albertson, Fulton and Lesher are retiring from Fulton effective with the 2013 Annual Meeting.

[2] Fulton's non-employee directors were granted restricted stock as part of their 2012 compensation pursuant to the 2011 Director Plan. This $20,000.00 equity award was granted on May 1, 2012 at a price of $10.555 per share. The award was rounded up to the next whole share of Fulton stock, and the amount shown does not reflect the value of any dividends accrued in unvested restricted stock.

[3] Unless otherwise noted, excludes perquisites and other personal benefits with an aggregate value of less than $10,000. Fulton's methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the item. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used.

[4] In addition to the fees listed in the table, Fulton also paid $48 per year for an individual $50,000 term life insurance policy for each of the directors during 2012.

[5] Represents the annual retainer fee Director Albertson received for service on the Board of Directors of Fulton Bank of New Jersey.

[6] Represents the annual retainer fee Director Ballard received for service on the Board of Directors of The Columbia Bank.

[7] Fulton directors did not receive options as part of their 2012 compensation; however, as of December 31, 2012, Mr. Bond had 78,728 options exercisable that previously were awarded to him by Columbia Bancorp, which was acquired by Fulton in February 2006.

[8] Represents the annual retainer fee Director Bond received for service on the Board of Directors of The Columbia Bank.

[9] Represents the annual retainer fee Director Dally received for service on the Board of Directors of Lafayette Ambassador Bank.

[10] Effective December 17, 2012, Director Devine joined the Fulton Board of Directors.

[11] Includes $11,437 for club fees, $2,340 office use and other perquisites received by Director Fulton during 2012.

[12] Represents the annual retainer fee Director Hodges received for service on the Board of Directors of Fulton Bank. N.A.

[13] Effective July 17, 2012, Director Kooyker retired from the Fulton Board of Directors.

[14] Effective December 17, 2012, Director Waters joined the Fulton Board of Directors.

[15] Represents the annual retainer fee Director Waters received for service on the Board of Directors of Fulton Bank, N.A.

INFORMATION CONCERNING COMPENSATION

Compensation Discussion and Analysis

Executive Summary

As discussed in detail below, Fulton believes that the compensation of its Executives should reflect Fulton's overall performance and the contribution of its Executives to that performance. Awards under Fulton's Variable Compensation Plan ("Variable Plan" or the "VCP") are determined based on performance goals and the HR Committee's subjective assessment of the Corporation's and the Executives' performance in the preceding year. VCP award values paid to the Executives in 2013 for 2012 scorecard performance ranged from 118% to 121% of the target awards for the individual Executives.

Fulton made progress on many fronts during 2012. Fulton's performance in 2012 was characterized by significant earnings improvement, a lower provision for credit losses, a reduced level of nonperforming assets, expense control, growth in non-interest income and an increase in its cash dividend. As outlined in Fulton's January 2013 earnings release filed as an exhibit to Fulton's Current Report on Form 8-K filed with the SEC on January 15, 2013, for the year ended December 31, 2012, diluted earnings per share was 80 cents, a 9.6 percent increase from 2011. The provision for credit losses for the year ended December 31, 2012, decreased $41.0 million, or 30.4 percent, compared to 2011 and non-interest income increased $28.9 million or 15.4%, compared to 2011.

2012 Compensation Program Changes

Fulton believes that it needs to offer competitive compensation in order to recruit, motivate and retain qualified Executives. To that end, the HR Committee undertook the following compensation program initiatives in 2012:

Review of Equity Plan

- In 2012, the HR Committee reviewed the 2004 Stock Option and Compensation Plan (the "2004 Stock Plan") with its compensation consultant. The HR Committee concluded that it wished to add performance features and other updated equity plan design considerations to ensure that future awards continue to effectively link pay with performance and qualify as fully deductible compensation expense to Fulton for federal income tax purposes. As a result of its review, the HR Committee recommended that an Amended and Restated Equity and Cash Incentive Compensation Plan be adopted and presented to shareholders for approval as Proposal Three on page 51 which provides for awards that are intended to qualify as "performance-based" compensation for purposes of Section 162(m) of the IRS Code, and allow Fulton to treat such awards as deductible for income tax purposes.

Changes to Equity Award Level Determination and Award Date

- The 2004 Stock Plan defines the total number of shares available for awards each year based on Fulton's five-year total shareholder return ("TSR") performance relative to its peer group. For grants made in 2012, Fulton increased its formal target award levels of 75% and 50% of salary for the Chief Executive Officer and the other Executives to 100% and 75%, respectively, of salary for grants made in 2012, in order to increase the proportion of pay contingent on long-term company performance. This change is consistent with and was further supported by a review of peer compensation practices and consultation with its compensation consultant. As a result, Fulton's TSR performance relative to its peers defines equity award ranges for each Executive relative to the new matrix on page 31, and the HR Committee then recommends grant levels within those ranges based on its assessment of Fulton's and the Executives' performance in the preceding year.

- Beginning with awards granted in 2012, the HR Committee changed the annual award date to April 1, from a July 1 grant date utilized in prior years, so that the long-term incentive ("LTI") award could be considered by the HR Committee at the same time as the VCP awards based on each Executive's performance in the preceding year.

2012 Executive Compensation Decisions

The HR Committee made the following awards and decisions impacting compensation for the Executives:

Salaries In 2012, Mr. Smith received a base salary increase of approximately 5.9% ($850,000 to $900,000) and Mr. Wenger received a base salary increase of approximately 19% ($525,000 to $625,000). Messrs. Nugent, Shreiner and Roda each received an increase of approximately 1.9% ($520,000 to $530,000), 6.7% ($375,000 to $400,000) and 1.9% ($363,000 to $370,000), respectively, based on an assessment of performance and to bring them more in line with salaries of comparable executives employed by institutions within Fulton's peer group. These 2012 salary increases were effective April 1, 2012.

VCP Awards As in previous years, actual payout levels and awards to the Executives under the Variable Plan for 2012 were determined based on a scorecard which evaluates performance in four categories: Corporate Financial Objectives to Peers; Risk/Control/Liquidity; Superior Customer Experience; and Employee Engagement Objectives.

	% of Target - Determined under 2012 VCP scorecard	VCP Award
Mr. Smith	121%	$802,318
Mr. Wenger	121%	$360,640
Other Executives	118% to 121%	$221,974 to $317,967

Equity Awards Under the terms of the 2004 Stock Plan, Fulton's five-year TSR through December 31, 2011, as measured relative to its peer group, permitted that equity awards granted in 2012 to each of the Executives would be between 75% and 100% of target award levels. Actual awards in 2012 to each Executive within this range were determined at the discretion of the HR Committee.

- In April 2012, Mr. Smith received an award under the 2004 Stock Plan in the form of 60,168 shares of restricted stock for performance in 2011. On the date of grant, the restricted shares were valued at $630,260, which represented a payment slightly above the midpoint of the target equity award.

- During 2012, the other Executives received restricted stock ranging from 16,774 to 24,641 shares for performance in 2011. On the dates of grant these awards were valued from $175,708 to $258,114.

Compensation Philosophy

Objectives Fulton's executive compensation philosophy and programs are intended to achieve three objectives:

- Align interests of the Executives with shareholder interests - Fulton believes that the interests of the Executives should be closely aligned with those of its shareholders. Fulton attempts to align these interests by evaluating the Executives' performance in relation to key financial measures [1] which it believes correlate to consistent long-term shareholder value and increasing profitability, without compromising Fulton's culture and overall risk profile.

- Link pay to performance - Fulton believes in a close link between pay to the Executives and the overall performance of Fulton on both a short-term and long-term basis. It seeks to reward the Executives for their contributions to Fulton's financial and non-financial achievements and to differentiate rewards to Executives based on their individual contributions.

- Attract, motivate and retain talent - Fulton believes its long-term success is closely tied to the attraction, motivation and retention of highly talented employees and a strong management team. While a competitive compensation package is essential in competing for and retaining talented employees in a competitive market, Fulton also believes that non-monetary factors, such as a desirable work environment and successful working relationships between employees and managers, are critical to providing a rewarding employee experience.

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[1] See discussion of scorecards in the Variable Plan section beginning on page 28.

To achieve these three objectives, Fulton provides the following elements of Executive compensation:

- Base Salary - Fulton generally sets Executive base salaries near the market median at comparable peer companies and to reflect individual job responsibilities, experience and tenure.

- Annual Performance Awards - Annual cash incentives are designed to focus the attention of the Executives on the achievement of annual business goals. Under the Variable Plan, awards at the target level of performance are designed to position total cash compensation near the market median. The Variable Plan provides the Executives with the opportunity to earn cash compensation above the median for superior performance.

- Equity Awards - Fulton believes in providing LTI awards in the form of equity in order to focus the Executives on delivering long-term performance and shareholder value. The LTI program is also designed to provide the Executives with a long-term wealth-building opportunity that balances short-term incentives, ensures a focus on the long-term stability of the organization and incorporates vesting terms that encourage executive retention. Fulton believes in equity award levels that are fair and market competitive both in isolation and in the context of total compensation.

- Benefits - Fulton believes in providing benefits that are competitive in the marketplace and that encourage the Executives to remain with Fulton. Retirement benefits are designed to provide reasonable long-term financial security.

- Perquisites - Fulton believes in providing the Executives and other officers with basic perquisites that are necessary for conducting Fulton's business.

HR Committee Membership and Role

The HR Committee is currently comprised of six independent directors, all of whom are appointed annually by Fulton's Board of Directors. Each member of the HR Committee qualifies as an independent director under the NASDAQ listing standards and no member of the HR Committee is a party to a related person transaction in excess of $120,000 as more fully described in "Related Person Transactions" on page 18. There are no interlocking relationships, as defined in the regulations of the SEC, involving members of the HR Committee. For a further discussion on director independence, see the "Information about Nominees, Directors and Independence Standards" section on page 7 of this proxy statement.

Pursuant to its charter, which is available on Fulton's website at www.fult.com, and consistent with NASDAQ rules, the role of the HR Committee is to assist the Board of Directors in evaluating and setting salaries, bonuses and other compensation of the Executives, to administer Fulton's equity and other compensation plans and to take such other actions, within the scope of its charter, as the HR Committee deems necessary or appropriate. The HR Committee relies upon such performance data, statistical information and other data regarding executive compensation programs, including information provided by Fulton's Human Resources Department, Fulton's officers and outside advisors, as it deems appropriate. The HR Committee has unrestricted access to individual members of management and employees and may ask them to attend any HR Committee meeting or to meet with any member of the HR Committee. The HR Committee also has the power and discretion to retain, at Fulton's expense, such independent counsel and other advisors or experts as it deems necessary or appropriate to carry out its duties.

The Fulton executive compensation process consists of establishing targeted overall compensation for each Executive and then allocating that targeted total compensation among base salary, incentive compensation and equity awards. Fulton does not have a policy or an exact formula with regard to the allocation of compensation between cash and non-cash elements, except that the HR Committee has established an award matrix for VCP cash payments and LTI non-cash elements, as described in more detail below. Consistent with Fulton's compensation philosophy, however, the HR Committee determines the amount of each type of compensation for the Executives by: reviewing publicly available executive compensation information of seventeen peer group companies (as defined and listed below); consulting with outside advisors and experts; considering the complexity, scope and responsibilities of the individual's position; consulting with the CEO and the President with respect to the other Executives; assessing possible demand for the Executives by competitors and other companies; and evaluating the compensation appropriate to attract executives to Fulton's headquarters in Lancaster, Pennsylvania.

Role of Management

Management assists the HR Committee in recommending agenda items for its meetings and by gathering and producing information for these meetings. As requested by the HR Committee, the CEO and other Executives participate in HR Committee meetings to provide background information, compensation recommendations for other officers, performance evaluations and other items requested by the HR Committee. As part of the performance evaluation process, all the Executives are asked to complete an annual self-assessment of their overall performance. The HR Committee, without management present, reviews the CEO's self-assessment. The CEO reviews the self-assessment forms prepared by the other Executives and shares his comments and recommendations with respect to the performance of the other Executives. In addition, for 2012, Mr. Wenger, as Fulton's President, also reviewed the self-assessment forms prepared by other Executives that report directly to him. The Executives are not present for the HR Committee's discussions, deliberations and decisions with respect to their individual compensation. The Board of Directors, in executive session, with only the independent directors present, makes all final determinations regarding the compensation of the Executives, after considering recommendations made by the HR Committee.

Compensation Plan Risk Review

The HR Committee, at its February 27, 2013 meeting, conducted its annual compensation plan risk review of all compensation plans in effect as of December 31, 2012, as required by SEC regulations. At this meeting, Fulton's Chief Risk Officer discussed his review of Fulton's compensation plans. The HR Committee has reviewed and considered all of Fulton's compensation plans and practices and does not believe that Fulton's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on Fulton.

The HR Committee considered various factors that have the effect of mitigating risk and, with the assistance of Fulton's Chief Risk Officer, and Legal and Human Resources staff members, reviewed Fulton's compensation policies and practices for all employees, including the elements of Fulton's Executive compensation programs, to determine whether any portion of such compensation encourages excessive risk taking. The HR Committee concluded that risks associated with Fulton's compensation plans are mitigated by a number of factors, including:

1) the multiple elements of Fulton's compensation packages, including base salary, annual cash incentive programs and equity awards; the equity awards vest over a number of years and that the equity awards are generally intended to motivate employees to take a long-term view of Fulton's business;

2) the structure of Fulton's annual cash incentive program, which is based on (a) a number of different performance measures and scorecards to avoid employees placing undue emphasis on any particular performance metric at the expense of other aspects of Fulton's business, and (b) performance targets that are reasonable and do not require undue risk-taking to achieve a stated metric or performance factor;

3) effective management processes for developing strategic and annual operating plans, and strong internal financial controls;

4) the review by Fulton's Internal Audit Department of certain elements of Executive compensation, such as the Executive scorecards; and

5) proper governance and oversight of Fulton's programs by the Board, the HR Committee and Fulton's Human Resources staff.

Shareholder Say-on-Pay Proposal and Frequency of Future Proposals

As required by SEC rules, Fulton submitted a non-binding Say-on-Pay proposal to shareholders at its 2012 Annual Meeting, and shareholders approved Fulton's recommendation in favor of Fulton's 2012 Say-on-Pay Proposal. This year's non-binding 2013 Say-on-Pay proposal is described on page 50.

Fulton considered the results of the 2012 Say-on-Pay Proposal as supporting its compensation policies and decisions for the Executives, and the Board acknowledges that this year's non-binding proposal is a barometer of shareholder support for the current compensation programs for the Executives. Not counting broker non-votes, approximately 91%

of the shareholders who returned a ballot in 2012 voted in favor of, and approved Fulton's 2012 Say-on-Pay Proposal. In particular, the HR Committee considered the number of votes cast in favor of Fulton's 2012 Say-on-Pay proposal to be a positive endorsement of the current pay programs and practices. The Corporation will continue to monitor the level of support for each Say-on-Pay proposal. However, the outcome of this year's non-binding shareholder Say-on-Pay vote will not be the only factor that the HR Committee and Board of Directors will consider in making future decisions related to executive compensation.

In 2011, Fulton submitted to shareholders a non-binding proposal, asking shareholders whether Fulton should submit its Say-on-Pay proposal to shareholders every one, two or three years. This proposal is commonly known as a "Say-When-on-Pay" proposal. The shareholders approved Fulton's recommendation that the Say-on-Pay proposal should be submitted to shareholders on an annual basis. Although Fulton believes that having an annual Say-on-Pay vote is appropriate for 2013, Fulton's HR Committee and Board of Directors will continue to evaluate the frequency of the non-binding Say-on-Pay proposal and might recommend that shareholders approve a different frequency in the future. Under current SEC rules, publicly traded companies are required, no less frequently than once every six years, to provide for a separate shareholder Say-When-on-Pay advisory vote in proxy statements for annual meetings to determine whether the Say-on-Pay vote will occur every one, two or three years and Fulton anticipates submitting a new "Say-When-on-Pay" proposal to shareholders on or before Fulton's annual meeting of shareholders in 2017.

Use of Consultants

The HR Committee retained McLagan, an Aon Hewitt company, as its sole independent compensation consultant for 2012. McLagan has served as the sole independent compensation consultant for the HR Committee since June 2010. McLagan previously was retained in 2009 for a compensation plan risk review project. McLagan has performed a variety of engagements during 2012, including conducting a compensation market analysis related to Fulton's Executives, a scorecard review and an overall compensation policy review, extensive work related to updating Fulton's equity plan and providing general compensation advice regarding Fulton's Executives.

At its February 27, 2013 meeting, the HR Committee considered the independence of McLagan, an Aon Hewitt company, in light of new SEC rules and NASDAQ listing standards. The HR Committee requested and received a report from McLagan addressing the independence of McLagan and its consultants, including the following factors: (1) other services provided to Fulton by McLagan; (2) fees paid by Fulton as a percentage of Aon's total revenue; (3) policies or procedures maintained by McLagan that are designed to prevent a conflict of interest; (4) any business or personal relationships between the consultants and a member of the HR Committee; (5) any company stock owned by the consultants; and (6) any business or personal relationships between Fulton's executive officers and the consultants. The HR Committee discussed these considerations and concluded that the work performed by McLagan and its consultants involved in the engagements did not raise any conflict of interest. and concluded that McLagan continues to be an independent HR Committee consultant.

In 2012, McLagan was instructed by the HR Committee to compare Fulton's current compensation practices and Executive compensation payments with those of its peers, evolving industry best practices and regulatory guidance. Based on that comparison, McLagan was asked to recommend changes in Fulton's compensation practices that were consistent with Fulton's compensation philosophy and objectives as described above. In December 2012, McLagan completed a benchmarking analysis of total compensation, base salary, short-term incentive payments and LTI awards. The benchmarking was performed against Fulton's seventeen (17) member peer group listed below on page 27. In doing its review, McLagan used the peer data as a point of reference for measurement of different compensation elements, but this was not the only determinative factor in its final recommendations to the HR Committee, which considered the benchmarking data of Fulton's peer companies along with other information from the compensation consultant. McLagan also undertook other specific projects during 2012, including CEO transition planning and performance plan design improvements with respect to Fulton's future VCP and LTI awards.

The specific instructions given to the consultant and fees to be paid were generally outlined in engagement letters that described the scope and performance of duties under each project. Fulton does not have a policy that limits the other services that an executive compensation consultant can perform. McLagan and its affiliates did not provide additional services in 2012 with associated fees in excess of the $120,000 SEC disclosure threshold for a consultant.

Use of Peer Groups

The HR Committee reviewed and updated Fulton's peer group in 2010. At that time, the HR Committee asked McLagan to review the peer group being used at that time, consider new peers and recommend a new peer group to be used starting in 2011. To establish an appropriate peer group, McLagan considered asset size, loan distribution, revenue composition, geographic focus, business model, ownership and market capitalization. Several new peers were added and some existing peers were deleted, primarily due to geographic location and asset size. During 2011 and 2012, this peer group was utilized for both compensation decisions and to gauge Fulton's overall performance. When a peer group member announces that it is being acquired, Fulton has historically deleted the company from the peer group, and the HR Committee will continue to evaluate the peer group to insure that it is appropriate for Fulton.

The peer group is also used by Fulton for purposes of the Performance Graph showing the total return performance for the last five years on page 21 of the Fulton Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the "Performance Peer Group"). The Performance Peer Group is used to determine the annual option and restricted stock equity awards, and for certain scorecard performance factors under the VCP, as discussed below. The seventeen (17) members of the Performance Peer Group used for 2012, and their stock trading symbol as of December 31, 2012, were:

Associated Banc-Corp (ASBC)	BancorpSouth, Inc. (BXS)	BOK Financial Corporation (BOKF)
City National Corporation (CYN)	Commerce Bancshares, Inc. (CBSH)	Cullen/Frost Bankers, Inc. (CFR)
First Horizon National Corporation (FHN)	FirstMerit Corporation (FMER)	First Niagara Financial Group, Inc. (FNFG)
International Bancshares Corporation (IBOC)	People's United Financial, Inc. (PBCT)	Susquehanna Bancshares, Inc. (SUSQ)
Synovus Financial Corp. (SNV)	TCF Financial Corporation (TCB)	UMB Financial Corporation (UMBF)
Valley National Bancorp (VLY)	Webster Financial Corporation (WBS)	

Elements of Executive Compensation

Fulton's executive compensation program currently provides a mix of base salary, cash incentive and equity-based plans, as well as retirement benefits, health plans and other benefits as follows:

Base Salary Base salary is an important element of executive compensation because it provides the Executives with a consistent level of monthly income. Consistent with its compensation philosophy, Fulton generally seeks to set base salary for the Executives in line with the market median overall. Fulton sets salaries on an individual-by-individual basis and seeks to provide base salary appropriate for the person's position, experience, responsibilities, and performance.

In making recommendations to the Board of Directors regarding the appropriate salaries for 2012, the HR Committee received a recommendation from McLagan, its compensation consultant, which considered salaries paid by members of the Performance Peer Group to peer officers who held similar roles and who were positioned similarly to the Executives in their respective organizations.

With regard to the compensation paid to Mr. Smith, the HR Committee also considered his performance based on a scorecard that includes the attainment of certain performance goals, results of his management decisions, the earnings of Fulton during the previous year and other factors, such as the HR Committee members' perspective of his overall performance. With regard to the compensation paid to the other Executives, the HR Committee also considered information provided by Mr. Smith for Messrs. Wenger and Nugent and by Mr. Wenger for Messrs. Shreiner and Roda, which included an assessment of each Executive's level of individual performance, attainment of performance goals set forth in individual scorecards, overall contributions to the organization and salary history. The HR Committee also considered its own perceptions of the performance of each Executive.

On March 20, 2012, after a review of the Executives' competitive positioning to market and internal equity considerations presented by McLagan, the HR Committee recommended, and the Board of Directors approved, base salary adjustments effective April 1, 2012, and Fulton set the annual base salaries for Messrs. Smith, Wenger, Nugent, Roda and Shreiner at that time.

During the fourth quarter of 2011 and the first quarter of 2012, the HR Committee reviewed the Executives' prior year performance, their base salary and other elements of compensation. The HR Committee also considered a number of factors, including the compensation consultant's benchmarking analysis of total compensation, base salary, short-term incentive payments and LTI awards. Following this review, the HR Committee made a decision to better align the Executives' compensation with competitive market practices by increasing base salaries in order to achieve a target total compensation for each Executive that fell between the 25th and 50th percentiles of the Performance Peer Group. As a result, 2012 base salary increases for the Executives were approved on March 20, 2012 to be effective April 1, 2012. On December 18, 2012, Mr. Wenger's base salary was increased, effective January 1, 2013, in recognition of Mr. Wenger's new responsibilities as Fulton's Chairman, President and Chief Executive Officer following Mr. Smith's retirement. The 2013 base salary for each Executive is listed in footnote 1 of the "Summary Compensation Table" on page 39.

Variable Plan The HR Committee believes that annual performance-based incentive bonuses are valuable in recognizing and rewarding individual achievement and, by focusing more on performance pay opportunities for the Executives, it can more closely align Fulton's compensation program with shareholder interests. Fulton's Variable Plan is designed so that no incentive bonus is paid unless Fulton achieves a predetermined performance threshold metric. Prior to 2011, the HR Committee used an earnings per share ("EPS") threshold performance target. However, for 2011 performance, based on a recommendation by McLagan, the HR Committee changed the threshold performance target to one based on return on equity ("ROE"). McLagan indicated that there were two reasons for its recommendation. First, using relative EPS growth could lead to abnormal results in certain circumstances, such as when earnings in a prior year are negative. Second, because Fulton's Executive scorecards already rely heavily on relative performance to peers in several categories, an absolute performance hurdle, such as a predetermined ROE target, would better balance the overall approach to determining incentives. When it set the new ROE target, the HR Committee viewed this performance target as a reachable goal, but not a target which guarantees payment of an incentive bonus, to insure that the Executives are paid for performance. Although Fulton used a ROE performance hurdle as a plan threshold for the 2011 and 2012 Variable Plan awards, and has decided to do so again in 2013, a different threshold performance target other than ROE may be used in future years.

The HR Committee, at its March 2013 meeting determined that the 2012 ROE target set for 2012 performance, 5.87%, was met by Fulton. Therefore, because the threshold performance target was met for the 2012 Variable Plan, each Executive is eligible to receive a VCP award equal to a percentage of base salary paid to the individual Executive during the year the award was earned. Actual awards may be greater than or less than targets set by the HR Committee, up to a predetermined maximum with the variability attributed to individual and company performance. These payouts are substantially based on scorecard results. Generally, performance factors that are more directly aligned with the interests of shareholders, such as financial performance, are given greater weight. Based upon the recommendation and market review conducted by Fulton's compensation consultant at the time the Variable Plan was approved originally, the HR Committee determined that the award amounts payable to each Executive should be a percentage of the Executive's base salary. For the 2012 Variable Plan awards, Mr. Smith, as Chief Executive Officer, had threshold, target and maximum award percentages that were different from the other Executives. All Executives utilized a similar scorecard, except category rating, and individual cash award payouts were determined by the VCP award matrix below and approved by the HR Committee for 2012.

2012 VCP Award Matrix				
Scorecard	**% of Target**	**CEO Payout %**	**SEVP Payout %**	**2012 VCP Award Level**
1.00	0.0%	0.0%	0.0%	
1.25	0.0%	0.0%	0.0%	
1.50	0.0%	0.0%	0.0%	
1.75	0.0%	0.0%	0.0%	
2.00	50.0%	37.5%	25.0%	**Threshold**
2.25	75.0%	56.25%	37.5%	
2.50	100.0%	75.0%	50.0%	**Target**
2.75	116.7%	87.5%	58.3%	
3.00	133.3%	100.0%	66.7%	
3.25	150.0%	112.5%	75.0%	
3.50	166.7%	125.0%	83.3%	
3.75	183.3%	137.5%	91.7%	
4.00	200.0%	150.0%	100.0%	**Maximum**

In early 2012, the HR Committee reviewed and approved the scorecards to be used in 2012 and determined that the Executives should all be reviewed based on a uniform scorecard with similar category weightings, except for Mr. Shreiner who, due to his position, should have a scorecard with a greater focus on risk-related categories as a result of his job responsibilities during the period. As a result, all the Executives, except Mr. Shreiner, had category ratings of 50%, 30%, 10% and 10% for Corporate Financial Objectives, Risk/Control/Liquidity, Superior Customer Experience and Employee Engagement Objectives, respectively. For Mr. Shreiner each of these categories was weighted differently at 40%, 40%, 10% and 10% for Corporate Financial Objectives, Risk/Control/Liquidity, Superior Customer Experience and Employee Engagement Objectives, respectively. For 2012, the four scorecard performance factors and sub-categories were:

2012 Performance Factors	Sub-categories
• Corporate Financial Objectives	Earnings Per Share Growth; Return on Assets; Return on Equity; Average Core Deposit Growth; Average Loan Growth; Non-Interest Income Growth; and Efficiency Ratio measured relative to the Performance Peer Group.
• Risk/Control/Liquidity	Capital Rating; Non-Performing Assets/Total Assets relative to the Performance Peer Group; Liquidity and Funding; and Regulatory Compliance.
• Superior Customer Experience	Customer Satisfaction Index and Household Growth.
• Employee Engagement Objectives	Management Succession; Corporate Diversity; Corporate Employee Retention; Employee Engagement Survey Results; and Salaries and Benefits Efficiency Ratio.

For each of the Executives, performance measurement criteria were established for each critical performance factor subcategory. While, for the most part, specific, objective, measureable criteria were used, some scorecard subcategories require a subjective determination to be made by the HR Committee. For certain objectively measured performance categories, scorecard results depended upon Fulton's quartile ranking among the Performance Peer Group, and all factors were rated with a numerical scale of 4 to 1. The top of the scale range was a 4 for 1st quartile performance, or excellent results, down to a score of 1 for 4th quartile performance, or results below expectations. The following is a tabular summary of the critical performance factors with the weights and the total score for each Executive on the 2012 Variable Plan scorecards.

2012 VCP Scorecard Critical Performance Factors and Scores	Smith	Wenger	Nugent	Shreiner	Roda
• Corporate Financial Objectives Weight	50%	50%	50%	40%	50%
• Risk/Control/Liquidity Weight	30%	30%	30%	40%	30%
• Superior Customer Experience Weight	10%	10%	10%	10%	10%
• Employee Engagement Objectives Weight	10%	10%	10%	10%	10%
• Total Score for each Executive	**2.81**	**2.81**	**2.81**	**2.77**	**2.81**

The HR Committee reviewed the overall 2012 performance and scorecard results for each Executive, and determined that each of the Executives achieved a level of performance in 2012 that qualified the Executive for a VCP award at or above the Executive's target payout established under the Variable Plan. In addition to the scorecard results and information provided on individual critical performance factors for each Executive, in determining the VCP award percentages for each Executive, the HR Committee also recognized the overall efforts of each of the Executives and their contributions to Fulton's financial performance during 2012. Based on its consideration of these various factors, including the total score for each Executive in the above table, the HR Committee approved a 2012 award percentage of each of the Executive's 2012 base salary of 90.5% for Mr. Smith, 59.0% for Mr. Shreiner and 60.3% for Messrs. Wenger, Nugent and Roda.

Options and Restricted Shares Fulton believes equity-based compensation aligns the interests of the Executives and other eligible officers with those of Fulton's shareholders, and encourages them to "think like owners." Therefore, Fulton believes that equity awards are an appropriate means of motivating, rewarding and compensating the Executives and other key officers based on the future performance of Fulton. Historically, "pay for performance" included the discretionary award of options and restricted shares to the Executives. Pursuant to the 2004 Stock Plan approved by the Board of Directors on October 21, 2003, and by shareholders at the 2004 Annual Meeting, Fulton is authorized to award incentive stock options, non-qualified stock options and restricted stock for a period of ten years to key employees of Fulton, its affiliate banks and its other subsidiaries. Stock options and, more recently, restricted stock or a combination of stock options and restricted stock, have been the traditional award type for Fulton, pursuant to a formula applied by the HR Committee. The 2004 Stock Plan provides that the total number of shares available for grant in any calendar year in the form of stock options or restricted stock is to be determined based on the performance of Fulton, measured in terms of total shareholder return for the immediately preceding five-year period relative to the Performance Peer Group. This process for determining the number of shares available for grant in a particular year is stated in Section 5.04 of the 2004 Stock Plan, as follows:

> The number of Shares available for Awards in any calendar year shall be determined depending upon the performance of the Corporation measured in terms of Total Shareholder Return ("TSR") relative to a Peer Group, determined at the sole discretion of the HR Committee, for the five-year period immediately preceding the grant of the Award. The number of Shares available for Awards shall be determined in accordance with the following schedule:

Fulton's TSR Ranking among the Peer Group for Prior Five-Year Period	Percent of Total Outstanding Shares Available for Awards for Plan Year
Top Quartile	1.00%
Second Quartile	0.75%
Third Quartile	0.50%
Fourth Quartile	At the Discretion of the HR Committee but limited to no more than 0.50%

Under the 2004 Stock Plan, an option recipient who retires at age fifty-five or older with five or more years of consecutive employment as defined in the 2004 Stock Plan, may exercise his or her currently exercisable stock options for up to two years from the retirement date (but not beyond the date when the option would otherwise expire). For option or restricted stock recipients who retire at age sixty or older with ten or more years of consecutive employment as defined in the 2004 Stock Plan, unvested stock options become exercisable and unvested restricted stock grants become vested on the retirement date. Upon a change in control, as defined in the 2004 Stock Plan, [1] options not previously exercisable become exercisable and unvested restricted stock vests. Generally under the 2004 Stock Plan, unvested stock

[1] "**Change in Control**" of the Corporation shall mean:

(a) a change in the Board during any twenty-four (24) month period ending on or after the effective date of the Plan, if the individuals who were directors of the Corporation at the beginning of the period cease during such period to constitute at least a majority of the Board;

(b) the acceptance and completion of a tender offer or exchange offer by any entity, person or group (including any affiliates of such entity, person or group, other than an Affiliate of the Corporation) for twenty-five percent (25%) or more of the outstanding voting power of all capital stock of the Corporation;

(c) the acquisition by any entity, person or group (including any affiliates of such entity, person or group) of beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of the Corporation's capital stock entitled to twenty-five percent (25%) or more of the outstanding voting power of all capital stock of the Corporation;

(d) a merger, consolidation, division, share exchange, or any other transaction or a series of transactions outside the ordinary course of business involving the Corporation (a "Business Combination"), as a result of which the holders of the outstanding voting capital stock of the Corporation immediately prior to such Business Combination, excluding any shareholder who is a party to the Business Combination (other than the Corporation) or is such party's affiliate as defined in the Exchange Act, hold less than seventy-five percent (75%) of the voting capital stock of the surviving or resulting corporation; or

(e) the transfer of substantially all of the assets of the Corporation other than to a wholly owned subsidiary of the Corporation.

options become exercisable and unvested restricted stock vests upon the death or disability of the Executive, and his or her authorized representative shall have a period of one year following such termination of employment to exercise any vested option granted, but such period of time shall not exceed the option's original expiration date. In addition, while it will not impact prior awards, Fulton is proposing that its shareholders approve an Amended and Restated Equity and Cash Incentive Compensation Plan at the 2013 Annual Meeting. This proposal is further described beginning on page 51.

2012 Long-term Incentive Awards For 2012, the individual awards of restricted shares made to the Executives on April 1, 2012, for performance in 2011, as well as the other eligible officers of Fulton who received either stock options and restricted stock or stock options only, were determined by the Board of Directors based on recommendations of the HR Committee and management, or delegated to management with respect to other eligible participants.

Prior to 2011, the HR Committee did not establish specific equity award target levels for individual performance or overall corporate profitability. The number of options and restricted shares awarded to each Executive was primarily at the discretion of the HR Committee. In 2011, the HR Committee established a long term incentive award matrix based on Fulton's five-year TSR Ranking among its Performance Peer Group for the prior year. Equity awards are made to each Executive as a percent of his base salary received during the year of the award in accordance with the following matrix, with the actual award being subject to the discretion of HR Committee, but generally not to exceed the maximum of the equity award guidelines below:

2012 LTI Award Matrix			
		CEO 2012 LTI Award	SEVP 2012 LTI Award
TSR Performance	**Percent of Target Payout**	**Percent of Salary**	**Percent of Salary**
Top Quartile	125%-150%	93.8%-112.5%	62.5%-75.0%
Second Quartile	100%-125%	75.0%-93.8%	50.0%-62.5%
Third Quartile	75%-100%	56.3%-75.0%	37.5%-50.0%
Bottom Quartile	50%-75%	37.5%-56.3%	25.0%-37.5%

As a result of Fulton's 2011 TSR performance being in the third quartile, the 2012 award to the CEO was in the range of 56.3%-75.0%, while for all other officers awards were in the 37.5%-50.0% range. In addition, other factors that the HR Committee also considers in determining the number of options or restricted shares to be awarded to each Executive included the recommendation of the compensation consultant, the CEO's recommendations for the other Executives, previous stock option and restricted stock awards to each Executive, Fulton's performance and each Executive's achievement of scorecard goals.

In 2012, Fulton granted a total of 470,528 stock options and 375,549 restricted shares to all participants in the 2004 Stock Plan, with no stock options and 142,907 restricted shares granted to the Executives and the remaining 470,528 stock options and 232,642 restricted shares granted to other Fulton employees.[1] In accordance with the terms of the 2004 Stock Plan, restricted shares accrue dividends, which are reinvested in similarly restricted shares. During 2012, Fulton made equity awards for 2011 performance in the form of restricted stock which vest after three years to the Executives as follows:

Executive	Number of Restricted Shares	Grant Date	Grant-date Fair Value @ $10.475 per Share	2012 Annual Salary	% of 2012 Annual Salary
Smith	60,168	4/1/2012	$630,260	$900,000	70.0%
Wenger	23,928	4/1/2012	$250,646	$625,000	40.1%
Nugent	24,641	4/1/2012	$258,114	$530,000	48.7%
Shreiner	17,396	4/1/2012	$182,223	$400,000	45.6%
Roda	16,774	4/1/2012	$175,708	$370,000	47.5%

Employee Stock Purchase Plan The ESPP was designed to advance the interests of Fulton and its shareholders by encouraging Fulton's employees and the employees of its affiliate banks and other subsidiaries to acquire a stake in the future of Fulton by purchasing shares of the common stock of Fulton. Currently, Fulton limits payroll deduction and annual employee participation in the ESPP to $7,500. Except for Mr. Roda, no Executive currently participates in the ESPP.

---

[1] Restricted shares listed are as of December 31, 2012 and exclude any accrued reinvested dividends.

Defined Contribution Plan – 401(k) Plan Fulton provides a qualified defined contribution plan to the Executives and other employees which is the 401(k) Plan and provides for employer matching contributions that satisfy a non-discrimination "safe-harbor" available to 401(k) retirement plans. This safe-harbor employer matching contribution is equal to 100% of each dollar a participant elects to contribute to the 401(k) Plan, but the amount of contributions that are matched by Fulton is limited to 5% of eligible plan compensation. In addition, the Executives and certain employees are eligible for an additional employer profit sharing contribution under the 401(k) Plan, which for 2012 was equal to 5% of a participant's eligible compensation.

Deferred Compensation Agreements Fulton's nonqualified deferred compensation plans include (1) the Fulton Deferred Compensation Plan, under which officers, directors and advisory board members can elect to defer receipt of fees and certain management employees can elect to defer receipt of cash compensation, and (2) a series of essentially identical Supplemental Executive Retirement Plan Agreements entered into with a certain group of senior managers, including the Executives, for the purpose of crediting them with full contributions each year equal to the contributions they would have otherwise been eligible to receive under the 401(k) Plan, if not for the Internal Revenue Code, as amended (the "Tax Code") limits on the amount of compensation that can be taken into account under a tax-qualified retirement plan. Fulton's deferred compensation contributions for the Executives in 2012 are stated in footnote 9 of the "Summary Compensation Table" on page 39. The deferred compensation plan accounts of each participant are held and invested under the Fulton Nonqualified Deferred Compensation Benefits Trust with Fulton Financial Advisors, a division of Fulton Bank, N.A. serving as trustee. The participants are permitted to individually direct the investment of the deferred amounts into various investment options under the Nonqualified Deferred Compensation Benefits Trust.

Defined Benefit Pension Plans Fulton has not had an historical practice of using defined benefit pension plans to provide employees or the Executives with retirement benefits, but some defined benefit plans have been acquired in different merger transactions over time, and any such acquired plans were continued only for the then current plan participants. However, none of the Executives participate in such pension plans.

Survivors' Benefit Life Insurance and Other Death Benefits Employees of Fulton and certain of its bank subsidiaries, who had been employed by Fulton for at least five years as of April 1, 1992, are eligible to participate in a survivors' benefit program. This program provides the employee's spouse, in the event of the employee's death prior to retirement, with an annual income equal to the lesser of $25,000 or twenty-five percent of the employee's final annual salary. This benefit is paid from the date of death until the employee's sixty-fifth birthday subject to a minimum of ten annual payments having been made. During 2012, Messrs. Smith, Wenger, Shreiner and Roda participated in this program because each was hired before April 1, 1992. Mr. Nugent was hired after April 1, 1992 and is not eligible for this benefit. The estates of each of the Executives are also eligible for a two times base salary payment (plus an amount equal to applicable individual income taxes due on such amounts) from Fulton pursuant to individual Death Benefit Agreements between Fulton and each Executive, should the Executive die while actively employed by Fulton. Upon the Executive's retirement, the post retirement benefit payable upon the individual's death is reduced to $5,000.

Health, Dental and Vision Benefits Fulton offers a comprehensive benefits package for health, dental and vision insurance coverage to all full-time employees, including the Executives, and their eligible spouses and children. Fulton pays a portion of the premiums for the coverage selected, and the amount paid varies with each health, dental and vision plan. All of the Executives have elected one of the standard employee coverage plans available.

Retiree Benefit Payments Generally, employees who were hired or joined Fulton as a result of a merger prior to January 1, 1998, and who retire on or after the attainment of age sixty-five with at least ten years of full-time service, are eligible for post-retirement benefits. Post-retirement benefits include health coverage plus death benefits. The level of coverage and the cost to the retiree depends on the retiree's date of retirement and completed years of full-time service after attainment of age forty. As a result of their length of service with Fulton, the Executives are eligible to receive these post-retirement benefits at an annual cost to the Executive similar to other employees with similar years of service. Fulton does not provide post-retirement medical, dental and vision benefits to the Executives or the current full-time employees of Fulton and its affiliates who were hired or joined Fulton as a result of a merger after December 31, 1997.

Other Executive Benefits Fulton provides the Executives with variety of perquisites and other personal benefits that the HR Committee believes are necessary to facilitate the conduct of Fulton's business by the Executives and are reasonable and consistent with the overall compensation program for the CEO and the other Executives. In addition, these benefits enable Fulton to attract and retain talented senior officers for key positions, as well as provide the Executives and other senior officers with opportunities to be involved in their communities and directly interact with current and prospective customers of Fulton. The 2012 amounts are included in the All Other Income column of the "Summary Compensation Table" on page 39 of this proxy statement. The Executives are provided with company-owned automobiles, club memberships and other executive benefits consistent with their position. Fulton does not have a direct or indirect interest in any corporate aircraft. Generally, the Executives travel on commercial aircraft, by train or in vehicles provided by Fulton. In addition, if spouses accompany an Executive when traveling on business or attending a corporate event, Fulton pays the travel and other expenses associated with certain spousal travel for the Executive. Fulton also includes spousal travel and personal vehicle use as part of the Executive's reported W-2 income.

Pay for Performance

Fulton operates in a highly complex business environment and competes with many well-established financial services businesses. The annual VCP incentive component of Fulton's Executive compensation program involves awards under the Variable Plan that are payable if pre-established corporate and individual performance objectives are achieved. Fulton's equity compensation plan, the 2004 Stock Plan, also has an award trigger based on Fulton's performance relative to its peers that is discussed in the "Options and Restricted Shares" section above. The HR Committee believes that the Variable Plan and the 2004 Stock Plan further Fulton's business plan and ensure that the interests of the Executives, both short-term and long-term, are aligned with the interests of Fulton's shareholders. The Variable Plan aligns these interests by offering each Executive the opportunity to earn an annual VCP incentive award upon achieving both an established corporate performance goal and certain specific individual performance goals, and the 2004 Stock Plan aligns these interests by offering the Executive the opportunity to earn longer-term compensation through stock options and restricted stock.

Fulton seeks to pay for performance and approval of the Amended and Restated Equity and Cash Incentive Compensation Plan, Proposal Three beginning on page 51, seeks to add additional plan features to future awards to better align pay and performance. The core of Fulton's compensation philosophy is to link pay to performance on both a short-term and long-term basis. The Variable Plan annual awards are "at-risk" performance-based awards because if the Variable Plan ROE threshold target is not met, or scorecard performance factors are not achieved, then the Variable Plan award bonuses are not paid to the Executive. The 2004 Stock Plan awards are "at-risk" because, in addition to the total annual awards being linked to Fulton's performance among the Performance Peer Group, restricted shares are subject to vesting and possible forfeiture, maintain alignment with shareholders regardless of stock price movement, and options only increase in value if Fulton's share price increases over the term of the option awards. With these compensation elements, Fulton seeks to reward the Executives for their contributions to Fulton's financial and non-financial achievements. Comparing guaranteed 2012 base salary to the VCP awards paid for 2012 performance and 2004 Stock Plan compensation awarded in 2012 as LTI to the Executives, as outlined below, 62% of the Mr. Smith's total compensation was "at-risk", as described herein. The 2012 percent of compensation "at-risk" for Messrs. Wenger, Nugent, Shreiner and Roda was 51%, 52%, 51% and 52%, respectively. The following table and pie charts show the mix of guaranteed base pay and VCP and 2004 LTI awards the Executives received in 2012 and reported in the Summary Compensation Table on page 39.

Executive	2012 Base Salary	VCP Paid for 2012	LTI Awarded in 2012
Smith	$886,539	$802,318	$630,260
Wenger	$598,077	$360,640	$250,646
Nugent	$527,308	$317,967	$258,114
Shreiner	$393,269	$232,029	$182,223
Roda	$368,116	$221,974	$175,708


2012 Compensation Mix Chart
Base Salary, VCP and LTI Award Amounts as a Percentage of Total
Smith
Wenger
Nugent
Shreiner
Roda
35%
38%
27%
30%
49%
21%
29%
48%
23%
29%
49%
22%
29%
48%
23%
BASE
VCP
LTI

Employment Agreements

Fulton believes that a company should provide reasonable severance benefits to employees. For most employees, Fulton has a policy that in general provides for severance benefits to be paid upon layoff or position elimination. These severance arrangements are intended to provide the employees with a sense of security in making the commitment to dedicate their professional careers to the success of Fulton. With respect to the Executives and certain other employees, the severance benefits provided reflect the fact that it may be difficult for them to find comparable employment within a reasonable period of time. The levels of these benefits for the Executives in the event of change in control are discussed in footnote 6 in the Potential Payments Upon Termination and Golden Parachute Table on page 46 under "Termination Without Cause or for Good Reason - Upon or After a Change in Control."

On May 30, 2006, Fulton's Board of Directors approved, with the recommendation of Fulton's compensation committee and the compensation consultant at the time, a form of employment agreement to be used for Fulton's senior executive officers, including its CEO, President, Chief Financial Officer and Senior Executive Vice Presidents (the "Employment Agreements"). The Employment Agreements for Messrs. Smith, Nugent, Wenger and Shreiner were amended and became effective on November 12, 2008, and each continues until terminated. Mr. Roda's Employment Agreement became effective as of August 1, 2011, and continues until terminated. The Employment Agreements all provide that the Executive is to receive a base salary, which is set annually, and is entitled to participate in Fulton's incentive bonus programs as in effect from time to time. The Executive also is entitled to participate in Fulton's retirement plans, welfare benefit plans and other benefit programs.

In their Employment Agreements, Messrs. Smith and Nugent have agreed to restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for two years following termination of employment. The Employment Agreements with Messrs. Wenger, Shreiner and Roda contain restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for one year following termination of employment. The non-competition and non-solicitation covenants will not apply if the Executive leaves for good reason or if the Executive's employment is terminated without cause, as defined in the Employment Agreements. [1] These provisions

[1] **"Cause"** shall mean the following:

(a) Executive shall have committed an act of dishonesty constituting a felony and resulting or intending to result directly or indirectly in gain or personal enrichment at the expense of Fulton;

(b) Executive's use of alcohol or other drugs which interferes with the performance by the Executive of Executive's duties;

(c) Executive shall have deliberately and intentionally refused or otherwise failed (for reasons other than incapacity due to accident or physical or mental illness) to perform Executive's duties to Fulton, with such refusal or failure continuing for a period of at least 30 consecutive days following the receipt by Executive of written notice from Fulton setting forth in detail the facts upon which Fulton relies in concluding that Executive has deliberately and intentionally refused or failed to perform such duties; or

(d) Executive's conduct that brings public discredit on or injures the reputation of Fulton, in Fulton's reasonable opinion.

of the Employment Agreements are further outlined in the "Potential Payments Upon Termination and Golden Parachute Table" section on page 46. Mr. Roda's Employment Agreement is similar to the Employment Agreements Fulton executed with the other Executives effective as of November 12, 2008, except that the prior Employment Agreements provide for an excise tax gross-up for taxes applicable to termination payments as a result of the Executive's termination. The Employment Agreements executed after 2011 provide that, in the event a payment to Mr. Roda, or another newly hired Executive, in connection with their termination of employment would result in the imposition of an excise tax under Section 4999 of the Tax Code, such payment would be retroactively reduced, if necessary, to the extent required to avoid such excise tax imposition and, if any portion of the amount payable the Executive is determined to be non-deductible pursuant to the regulations promulgated under Section 280G of the Tax Code, Fulton would be required to pay to the Executive only the amount determined to be deductible under Section 280G.

Retention Agreement

On September 28, 2011, Fulton and Mr. Smith entered into a Retention Bonus Agreement ("Retention Agreement") which was approved by Fulton's Board of Directors based on the recommendations of the HR Committee and its independent compensation consultant. As part of its regular review of Fulton's executive compensation practices with its independent compensation consultant, the HR Committee determined that it should consider a supplemental cash retention award for Mr. Smith for a variety of reasons and the HR Committee determined that Mr. Smith would continue to play a critical role in Fulton's future success, as it fell principally upon him and the other members of management to determine and achieve Fulton's strategic goals. Specifically, Mr. Smith was required to guide Fulton through unprecedented regulatory changes and in its efforts to grow both organically through branch expansion and externally through strategically important mergers and other acquisition opportunities.

The HR Committee recommended to the Board that a supplemental cash retention award be made to Mr. Smith, in furtherance of the goals to: ensure the Mr. Smith's continued employment at competitive compensation levels; to provide an incentive to Mr. Smith to arrange a smooth transition for his successor as he approached retirement age; and to ensure that the Mr. Smith did not pursue employment at a competitor. Therefore, the Board, upon recommendation of the HR Committee and the HR Committee's independent compensation consultant, concluded that an additional financial incentive should be provided to Mr. Smith in the form of a supplemental cash retention award in an amount equal to $1.3 million (the "Retention Bonus") payable in the event that he remained employed through December 31, 2012, as more fully described in the Retention Agreement filed as an exhibit to a Current Report on Form 8-K on September 30, 2011.

The Retention Agreement provided that the Retention Bonus would be paid to Mr. Smith as soon as permissible and administratively practicable on or after January 1, 2013 but no later than January 15, 2013: (a) if Mr. Smith remained employed by Fulton through December 31, 2012; or (b) upon the occurrence of a separation from service with Fulton only if the separation from service occurred before December 31, 2012: (i) on account of a Disability [1] while actively employed by Fulton, (ii) on account of an involuntary termination of Mr. Smith's employment by Fulton without Cause [1], (iii) on account of Mr. Smith's termination of his employment with Fulton for Good Reason[1], or (iv) on account of Mr. Smith's death while actively employed by Fulton. Other than upon the occurrence of a separation from service under one of these four conditions, Mr. Smith had no vested interest in the Retention Bonus payment until the Retention Bonus vested on December 31, 2012.

When considering the terms of the Retention Agreement, the HR Committee specifically considered tax gross up payments and the development of a future clawback policy. Notwithstanding anything in Mr. Smith's Employment Agreement to the contrary, in the event the Retention Bonus payment was made in connection with a Change in Control and Mr. Smith was determined to be subject to the excise tax imposed under Section 4999 of the Tax Code, the tax gross-up right provided to Mr. Smith in his Employment Agreement would not have operated to provide Mr. Smith with a tax gross-up payment for amounts attributable solely to the Retention Agreement, and Mr. Smith would have been solely responsible for the payment of all taxes owed in connection with such event.

In addition, the Retention Agreement further (i) prohibits Mr. Smith from, directly or indirectly, competing with, and/or soliciting or contacting any customers, employees or suppliers of, Fulton for a period of two (2) years after Mr. Smith's separation from service with Fulton, and (ii) subjects the Retention Bonus to any clawback Policy that the

[1] As defined in the Retention Agreement dated September 28, 2011.

Board may adopt. In the absence of a formal clawback policy, Mr. Smith is required to forfeit and pay back to Fulton the Retention Bonus paid to Mr. Smith if: (a) a court makes a final determination that Mr. Smith directly or indirectly engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by Fulton; or (b) the independent members of the Board determine that Mr. Smith has committed a material violation of the Code of Conduct.

Mr. Smith retired effective December 31, 2012 and Fulton paid the Retention Bonus in accordance with the terms of the Retention Agreement.

Other Compensation Elements

162(m) and Tax Consequences Although Fulton takes into account deductibility of compensation, tax deductibility is not a primary objective of its compensation programs. Section 162(m) of the Tax Code disallows the deductibility by Fulton of any compensation over $1 million per year paid to certain employees and the Executives unless certain criteria are satisfied. Proposal Three beginning on page 51, relating to an Amended and Restated Equity and Cash Incentive Compensation Plan, seeks to add additional plan features for future awards in order to ensure that certain future Executive awards are deductible pursuant to Section 162(m) of the Tax Code.

409A Changes Section 409A of the Tax Code, effective January 1, 2005, defines what constitutes a "nonqualified deferred compensation plan," conditions income tax deferrals under such plans on their compliance with certain distribution, acceleration, election and funding restrictions, and also imposes excise tax and interest penalties for noncompliance. In order to preserve intended tax deferrals and to avoid the imposition of excise taxes and interest penalties, Fulton has identified all such nonqualified deferred compensation plans it maintains and to the extent necessary, timely amended each, to meet the Section 409A requirements, and to alter the administration of each, where necessary, to comply with Section 409A. With respect to the Executives, in particular, the deferred compensation agreements and the Employment Agreements and other agreements summarized above have been amended and restated as of November 12, 2008 for Section 409A compliance, except in the case of Mr. Roda; Mr. Roda's Employment Agreement dated as of August 1, 2011 was originally prepared to comply with Section 409A.

Discussion of Option and Restricted Stock Grant Timing Fulton does not have a formal written policy as to when options and restricted shares are granted during the year, but in March 2012, Fulton awarded options and restricted stock to eligible participants in the 2004 Stock Plan with a grant date of April 1, 2012, so that the LTI award could be considered by the HR Committee at the same time as the VCP awards. In prior years, the HR Committee and Board of Directors historically met in June of each year to consider the award of options and restricted stock to the Executives and other officers with a July 1 grant date. Fulton does not back date options or grant options retroactively, and does not coordinate option grants with the release of positive or negative corporate news. The 2004 Stock Plan does not permit the award of discounted options, the reload of stock options or the re-pricing of stock options. Pursuant to the terms of the 2004 Stock Plan, option prices are determined based on the average of the high and low trading price on the grant date.

Stock Hedging Policy and Stock Trading Procedures Fulton has adopted an Insider Trading Policy and Compliance Procedures to facilitate securities law compliance in a number of areas. Pursuant to this policy, Fulton requires that all directors, officers, and employees of Fulton and its affiliates adhere to certain procedures when trading in Fulton common stock or any other security issued by Fulton or its subsidiaries. Among other requirements, directors, officers and employees of Fulton and its subsidiaries that know of material, non-public information about Fulton may not (i) buy or sell Fulton stock while the information remains non-public or (ii) disclose the information to relatives, friends or any other person. In addition, the Executives and directors of Fulton, and senior officers of Fulton banking subsidiaries are prohibited from engaging in speculative transactions involving Fulton's securities. This prohibition encompasses "short sales" and "puts" along with other trading that anticipates a decline in price. These instruments can involve "a bet against the Corporation," raise issues about the insider knowledge of the person involved or create a conflict of interest and are therefore prohibited by Fulton's policy.

Stock Ownership Guidelines Fulton believes that broad-based stock ownership by directors, officers and employees is an effective method to align the interests of its directors, officers and employees with the interests of its shareholders. In 2009, Fulton first adopted Corporate Governance Guidelines that included a formal share ownership guideline for directors and the Executives. The director ownership guidelines were updated in September 2011, and each director is presently encouraged to own at least $100,000 of Fulton common stock within the later of five full calendar years of first becoming a director, or five full calendar years after the guideline was changed. A similar guideline exists for the Executives. The guideline for Executives was last updated and approved in 2009, with a recommended amount of share ownership calculated as a multiple of the Executive's base salary, depending upon position. Currently the Chief Executive Officer, President, Chief Financial Officer and the other two Executives are encouraged to own 2.0, 1.5, 1.5 and 1.0, times their base salary, respectively. Compliance with the stock ownership guidelines is determined annually based on stock ownership and the closing stock price as of December 31 of the prior year. Ownership excludes stock options and unvested restricted stock, but includes all other shares beneficially owned and reported on an individual's Form 3, Form 4 or Form 5 filed with the SEC, including shares held in retirement accounts, indirect ownership and jointly held shares. Once an Executive or director has achieved the ownership guideline, he or she remains in compliance with the ownership guideline regardless of changes in base salary or stock price, as long as he or she retains the same number of shares or a higher amount. However, if an Executive is promoted to CEO, President or CFO with a salary increase, he or she would be allowed a period of three full calendar years during which the Executive could satisfy the new stock ownership requirement for the new position and base salary. As described in more detail in footnote 3 of the "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners" section on page 12, except for Mr. Roda, all of the Executives have satisfied the stock ownership guidelines for 2012. Mr. Roda has until December 31, 2014, to satisfy the stock ownership guidelines for his position.

Management Succession The topic of management succession is discussed and reviewed at least annually at Fulton. At the December 2012 meeting of the Executive Committee, senior officers in Fulton's Human Resources department discussed and reviewed the succession planning processes used by management to identify successors for each Executive at Fulton.

Clawback Policies Compensation recovery policies, or "clawbacks," began to be used with the enactment of the Sarbanes-Oxley Act in 2002, which required that in the event of any restatement based on executive misconduct, public companies must recoup incentives paid to the company's CEO and CFO within 12 months preceding the restatement. Fulton's CEO and CFO are currently subject to the Sarbanes-Oxley clawback provision which is set forth in Section 304 of the Sarbanes-Oxley Act, and provides that if an issuer "is required to prepare an accounting restatement due to material noncompliance of the issuer, as a result of misconduct, with any financial reporting requirement under the securities laws," the CEO and CFO shall reimburse the issuer for any bonus or other incentive-based or equity-based compensation received, and any profits realized from the sale of the securities of the issuer, during the year following issuance of the original financial report.

In addition, the HR Committee has discussed the implementation of clawback policies and procedures in 2012 and in 2011 included a clawback provision in Mr. Smith's Retention Bonus Agreement. In December 2012 the HR Committee approved a Compensation Recovery Clawback Provision and a Severance and Golden Parachute policy for officers. The HR Committee also has included a general clawback provision in the Amended and Restated Equity and Cash Incentive Compensation Plan that is outlined in the proposal on page 51. Under the proposed amended plan, all awards shall be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement, or any policy adopted by Fulton whether or not pursuant to any such law, government regulation or stock exchange listing requirement.

Finally, the Dodd-Frank Wall Street Reform and Consumer Protection Act mandates that the SEC adopt rules that require publicly traded companies to adopt a formal clawback policy. Pending final clawback rules from the SEC, the HR Committee will continue to monitor and consider the use of clawbacks in any new or amended compensation agreements and plans with the Executives.

Human Resources Committee Report

The HR Committee reviewed and discussed the foregoing Compensation Discussion and Analysis with management at their February 27, 2013 and March 18, 2013 meetings and, based on the review and discussions, the HR Committee recommended to the Board of Directors that the Compensation Discussion and Analysis above be incorporated in Fulton's Annual Report on Form 10-K for the year ended December 31, 2012, and the 2013 annual proxy statement, as applicable.

As described above in the Compensation Discussion and Analysis section, in performing its compensation risk evaluation, the HR Committee met with the chief risk officer regarding the material risks facing Fulton, and consulted with human resources personnel about the Fulton's various compensation plans. Based on the foregoing review, the HR Committee concluded that Fulton's compensation policies and practices in 2012 did not create risks that are reasonably likely to have a material adverse effect on Fulton.

Human Resources Committee

Craig A. Dally, Chair
Patrick J. Freer, Vice Chair
Joe N. Ballard
Denise L. Devine
George W. Hodges
Donald W. Lesher, Jr.

SUMMARY COMPENSATION TABLE

Name and Principal Position [1]	Year	Salary [2] ($)	Bonus [3] ($)	Stock Awards [4 5] ($)	Option Awards [6] ($)	Non-Equity Incentive Plan Compensation [7] ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings [8] ($)	All Other Compensation [9] ($)	Total ($)
R. Scott Smith, Jr. [10]	2012	886,539	1,300,000	630,260	0	802,318	0	206,531	3,825,648
Chairman and Chief Executive Officer	2011	840,336	0	550,006	0	810,925	0	128,237	2,329,504
	2010	809,007	0	355,853	0	220,898	0	127,235	1,512,993
E. Philip Wenger [11]	2012	598,077	0	250,646	0	360,640	0	118,380	1,327,743
President and Chief Operating Officer	2011	501,282	0	230,003	0	322,324	0	94,456	1,148,065
	2010	433,173	0	224,652	0	82,794	0	80,572	821,191
Charles J. Nugent	2012	527,308	0	258,114	0	317,967	0	106,403	1,209,792
Senior Executive Vice President and Chief	2011	516,214	0	423,007	0	331,926	0	88,280	1,359,427
Financial Officer of Fulton	2010	502,889	0	187,207	0	96,119	0	85,431	871,646
James E. Shreiner	2012	393,269	0	182,223	0	232,029	0	78,483	886,004
Senior Executive Vice President of Fulton	2011	364,431	0	398,005	0	228,498	0	63,722	1,054,656
	2010	333,289	0	168,484	0	58,438	0	61,091	621,302
Craig A. Roda [12]	2012	368,116	0	175,708	0	221,974	0	77,782	843,580
Senior Executive Vice President of Fulton	2011	351,395	0	57,882	33,512	225,947	0	67,550	736,286
	2010	-	-	-	-	-	-	-	-

[1] Titles and positions listed are as of Fulton's fiscal year-end of 12/31/2012.

[2] Represents the 2010, 2011 and 2012 base salary amounts paid to and earned by each of the Executives named in this table. Effective January 1, 2013, Mr. Wenger was promoted and became Fulton's Chairman, President and Chief Executive Officer and his annual base salary was increased to $900,000. On March 19, 2013, upon the recommendation of the HR Committee, the Board approved 2013 annual base salary for Messrs. Nugent, Shreiner and Roda of $544,575, $411,000, and $380,175, respectively. These changes to annual base salary are effective April 1, 2013.

[3] The HR Committee did not award any bonus payments in 2010, 2011 or 2012 to the Executives, except for the payment to Mr. Smith pursuant to his September 28, 2011 Retention Bonus Agreement now that he has satisfied its requirements described on page 35.

[4] Amounts represent the grant date fair values of restricted stock awards. There were no forfeitures of restricted stock during 2010, 2011 and 2012 by any of the Executives. The per-share fair values of restricted stock awards are equal to the average of the high and low trading prices of Fulton stock on the date the shares are awarded. The per-share fair values of shares awarded on July 1, 2010 and 2011, were $9.475 and $10.88, respectively. The per-share fair value of shares awarded on August 8, 2011 and March 30 2012, since April 1, 2012 was not a trading day, were $8.92 and $10.475, respectively. The number of restricted stock shares awarded to Messrs. Smith, Wenger, Nugent and Shreiner on July 1, 2010 was 37,557; 23,710; 19,758; and 17,782, respectively. The number of restricted stock shares awarded to Messrs. Smith, Wenger, Nugent, Shreiner and Roda on July 1, 2011 was 50,552; 21,140; 18,383; 16,085; and 5,320, respectively. On August 8, 2011, 25,000 restricted stock shares were awarded to each of Mr. Nugent and to Mr. Shreiner. The number of restricted stock shares awarded to Messrs. Smith, Wenger, Nugent, Shreiner and Roda on April 1, 2012 was 60,168; 23,928; 24,641; 17,396 and 16,774, respectively.

[5] In 2008, Fulton elected to participate in the Capital Purchase Program ("CPP") component of the Troubled Asset Relief Program ("TARP") authorized under the Emergency Economic Stabilization Act of 2008 ("ESSA"), and the interim final rule (the "Treasury Rules") of the United States Department of the Treasury (the "Treasury"). On December 23, 2008, Fulton entered into an agreement with the Treasury to sell 376,500 shares of Fulton's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation amount per share of $1,000, for total proceeds of $376.5 million ("CPP Funds"). Certain provisions of EESA and the Treasury Rules affected Fulton's compensation programs for the Executives and other officers during 2009 and 2010. On July 14, 2010, Fulton redeemed the preferred stock issued to Treasury and repaid all CPP funds. EESA and the Treasury Rules generally do not impact the compensation decisions made after the date CPP funds are repaid. Among other things, EESA and the Treasury Rules contained expansive restrictions on executive compensation for financial institutions that participated in CPP. These TARP restrictions applied to Fulton from December 23, 2008 until July 14, 2010, when Fulton repaid all of the CPP Funds and redeemed its preferred stock issued to Treasury.

[6] Amounts represent the grant date fair values of the options. Except for Mr. Roda, Fulton did not award options in 2010, 2011 and 2012 to the Executives and there were no forfeitures of options during 2009, 2010 or 2011 by any of the Executives. The 2000 grant expired in 2010, including the following number of options by Executive: Smith – 30,580; Wenger – 13,295; Nugent – 28,679; and Shreiner – 16,333. The 2001 grant expired in 2011, including the following number of options by Executive: Smith – 41,603; Wenger – 0; Nugent – 35,815; Shreiner – 20,260; and Roda – 14,109. The 2002 grant expired in 2012, including the following number of options by Executive: Smith – 41,530; Wenger – 19,898; Nugent – 35,742; Shreiner – 21,706; and Roda – 14,471.

The per-option fair value of options granted in 2011 was $2.10. Discussion of the significant assumptions used to determine these fair values can be found in Note M "Shareholders' Equity and Stock-Based Compensation Plans," which starts on page 95 in the Notes to Consolidated Financial Statements, located in the Fulton Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2011. In 2011, Mr. Roda was the only Executive to receive options, and the number of shares under the 2011 options granted to Mr. Roda was 15,958.

[7] Amounts listed for 2010 are prorated VCP awards approved by the HR Committee on March 14, 2011 for 2010 performance, pursuant to Fulton's Variable Plan. The Executive awards were for performance at or above target payment amounts under the Variable Plan but were reduced because of Fulton's participation in the CPP component of TARP. The initial 2010 VCP awards for Messrs. Smith, Wenger, Nugent and Shreiner were $480,214, $179,988, $208,955 and $127,040, respectively. However, the 2010 VCP awards were reduced by approximately 54% to reflect the portion of the 2010 performance period occurring before the repayment of CPP Funds on July 14, 2010 as required by the Treasury Rules.

[8] Fulton has determined that the Executives did not receive above-market earnings on their nonqualified deferred compensation accounts and therefore such earnings are not required to be reported in this table column for 2010, 2011 or 2012. All participants in the nonqualified deferred compensation plan, which also includes senior managers other than the Executives, are permitted to select various investment options listed in footnote 2 of the "Nonqualified Deferred Compensation Table" on page 45. The rate of return for an individual participant's account is based on the performance of the various investment options selected by each participant.

[9] All Other Compensation includes Fulton's payments for qualified profit sharing plan contributions, qualified employer matching contributions, nonqualified profit sharing plan contributions, nonqualified employer matching contributions, club membership fees, use of company provided automobiles, certain travel expenses where spouses traveled with the Executives and attended Fulton events, plus other personal benefits received by the Executive. The methodology used to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the items. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used. For years prior to 2012, amounts for vehicles include the cost of related items attributed to the company provided vehicle including depreciation, gasoline, and other expenses. For 2012, the amounts are the personal use or other financial benefit the Executive received for an automobile as reported on their W-2. The "Other Perquisites" column includes personal

travel, employee service awards paid to all employees for achieving certain years of service and other small benefits that individually are less than ten percent of all perquisites received by the Executive. The breakdown and total of all other compensation for each Executive for 2010, 2011 and 2012 is shown in the following table:

Name	Year	Qualified Retirement Plan Company Contribution	Nonqualified Retirement Plan Company Contribution	Club Memberships	Automobile Perquisites	Other Perquisites	Total All Other Compensation
		($)	($)	($)	($)	($)	($)
R. Scott Smith, Jr.	2012	25,000	144,746	12,863	21,287	2,635	206,531
	2011	24,500	81,623	12,852	8,034	1,228	128,237
	2010	24,500	76,760	9,955	15,589	431	127,235
E. Philip Wenger	2012	25,000	67,040	16,759	2,945	6,636	118,380
	2011	24,500	33,908	16,001	17,730	2,317	94,456
	2010	24,500	25,702	12,532	16,560	1,278	80,572
Charles J. Nugent	2012	25,000	60,923	12,588	3,456	4,436	106,403
	2011	24,500	36,733	12,993	12,858	1,196	88,280
	2010	24,500	34,448	12,600	13,218	665	85,431
James E. Shreiner	2012	25,000	37,177	12,498	2,836	972	78,483
	2011	24,500	17,787	11,959	8,021	1,455	63,722
	2010	24,500	14,005	9,171	12,911	504	61,091
Craig A. Roda	2012	25,000	34,406	14,259	3,357	760	77,782
	2011	24,500	15,125	14,201	7,246	6,478	67,550
	2010	-	-	-	-	-	-

[10] Effective December 31, 2012, Mr. Smith retired as Fulton's Chairman and Chief Executive Officer.

[11] Effective January 1, 2013, Mr. Wenger was promoted and became Fulton's Chairman, President and Chief Executive Officer following Mr. Smith's retirement.

[12] Mr. Roda first became an Executive officer effective July 1, 2011, and pursuant to SEC rules, compensation for 2010 is not included.

GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Approval Date	Estimated Future or Possible Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future or Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units [3]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Closing Price on Grant Date [4]	Grant Date Fair Value of Stock and Option Awards [5]
			Threshold	Target	Maximum	Threshold	Target	Maximum					
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)	($)
R. Scott Smith, Jr.	4/1/2012	3/20/2012	-	-	-	-	-	-	60,168	-	-	10.50	630,260
R. Scott Smith, Jr.	-	3/20/2012	332,452	664,904	1,329,809	-	-	-	-	-	-	-	-
E. Philip Wenger	4/1/2012	3/20/2012	-	-	-	-	-	-	23,928	-	-	10.50	250,646
E. Philip Wenger	-	3/20/2012	149,519	299,039	598,077	-	-	-	-	-	-	-	-
Charles J. Nugent	4/1/2012	3/20/2012	-	-	-	-	-	-	24,641	-	-	10.50	258,114
Charles J. Nugent	-	3/20/2012	131,827	263,654	527,308	-	-	-	-	-	-	-	-
James E. Shreiner	4/1/2012	3/20/2012	-	-	-	-	-	-	17,396	-	-	10.50	182,223
James E. Shreiner	-	3/20/2012	98,317	196,635	393,269	-	-	-	-	-	-	-	-
Craig A. Roda	4/1/2012	3/20/2012	-	-	-	-	-	-	16,774	-	-	10.50	175,708
Craig A. Roda	-	3/20/2012	92,029	184,058	368,116	-	-	-	-	-	-	-	-

[1] Fulton approved the restricted stock awards at the March 2012 HR Committee and Board meetings, with a grant date of April 1, 2012. The low trading, high trading, closing, and average of high/low trading prices of Fulton stock on March 30, 2012, because April 1, 2012 was not a trading day, were $10.38, $10.57, $10.50 and $10.475, respectively. Fulton also approved a non-equity incentive plan award under the Variable Plan on March 20, 2012.

[2] The Executives were eligible to receive a cash VCP award for 2012 pursuant to the Variable Plan that is discussed on page 28.

[3] The restricted shares awarded pursuant to the 2004 Stock Plan on April 1, 2012 will cliff vest (100%) three years after the date of the grant.

[4] The grant date closing price of $10.50 is the closing price on March 30, 2012 since the April 1, 2012 grant date was not a trading day. Closing price of Fulton stock was $10.56 on the March 20, 2012 Board of Director approval date of all the 2012 equity awards.

[5] Grant date fair value of restricted shares awarded on April 1, 2012 was $10.475 per share, which is the average high and low trading price on March 30, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards [1]					Stock Awards [2]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [3]	Market Value of Shares or Units of Stock That Have Not Vested ($) [4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. Scott Smith, Jr.	41,344	0	0	14.44	6/30/2013	-	-	-	-
R. Scott Smith, Jr.	72,189	0	0	15.38	6/30/2014	-	-	-	-
R. Scott Smith, Jr.	65,625	0	0	17.12	6/30/2015	-	-	-	-
R. Scott Smith, Jr.	46,000	0	0	15.89	6/30/2016	-	-	-	-
R. Scott Smith, Jr.	46,000	0	0	14.415	6/30/2017	-	-	-	-
R. Scott Smith, Jr.	19,734	0	0	9.965	6/30/2018	-	-	-	-
R. Scott Smith, Jr.	-	-	-	-	-	153,361	1,473,799	0	0
E. Philip Wenger	20,673	0	0	14.44	6/30/2013	-	-	-	-
E. Philip Wenger	45,939	0	0	15.38	6/30/2014	-	-	-	-
E. Philip Wenger	40,687	0	0	17.12	6/30/2015	-	-	-	-
E. Philip Wenger	24,000	0	0	15.89	6/30/2016	-	-	-	-
E. Philip Wenger	24,000	0	0	14.415	6/30/2017	-	-	-	-
E. Philip Wenger	10,296	0	0	9.965	6/30/2018	-	-	-	-
E. Philip Wenger	-	-	-	-	-	71,266	684,866	0	0
Charles J. Nugent	35,832	0	0	14.44	6/30/2013	-	-	-	-
Charles J. Nugent	63,001	0	0	15.38	6/30/2014	-	-	-	-
Charles J. Nugent	56,437	0	0	17.12	6/30/2015	-	-	-	-
Charles J. Nugent	36,000	0	0	15.89	6/30/2016	-	-	-	-
Charles J. Nugent	36,000	0	0	14.415	6/30/2017	-	-	-	-
Charles J. Nugent	15,444	0	0	9.965	6/30/2018	-	-	-	-
Charles J. Nugent	-	-	-	-	-	90,828	872,857	0	0
James E. Shreiner	20,673	0	0	14.44	6/30/2013	-	-	-	-
James E. Shreiner	45,939	0	0	15.38	6/30/2014	-	-	-	-
James E. Shreiner	40,687	0	0	17.12	6/30/2015	-	-	-	-
James E. Shreiner	24,000	0	0	15.89	6/30/2016	-	-	-	-
James E. Shreiner	24,000	0	0	14.415	6/30/2017	-	-	-	-
James E. Shreiner	10,296	0	0	9.965	6/30/2018	-	-	-	-
James E. Shreiner	-	-	-	-	-	76,967	739,653	0	0
Craig A. Roda	16,538	0	0	14.44	6/30/2013	-	-	-	-

Craig A. Roda	28,876	0	0	15.38	6/30/2014	-	-	-	-
Craig A. Roda	21,000	0	0	17.12	6/30/2015	-	-	-	-
Craig A. Roda	16,000	0	0	15.89	6/30/2016	-	-	-	-
Craig A. Roda	18,000	0	0	14.415	6/30/2017	-	-	-	-
Craig A. Roda	7,722	0	0	9.965	6/30/2018	-	-	-	-
Craig A. Roda	0	15,958	0	10.88	6/30/2021	-	-	-	-
Craig A. Roda	-	-	-	-	-	34,284	329,469	0	0

[1] The number of securities underlying the options and the option exercise price has been adjusted for stock dividends and stock splits, if any, that have occurred since the option grant date.

[2] Restricted stock awards listed were granted July 1, 2010, July 1, 2011, August 8, 2011 and April 1, 2012. Pursuant to the 2004 Stock Plan, dividends paid by Fulton on restricted stock awards are reinvested and subject to the same restrictions as the original award. Therefore, the number of securities underlying the restricted stock awards has been adjusted as of December 31, 2012 for dividends that have occurred since the grant date. As of December 31, 2012, the dividends reflected in the awards to Messrs. Smith, Wenger, Nugent, Shreiner and Roda were: 5,084; 3,080; 3,801; 3,359; and 1,394, respectively.

[3] The restricted stock awards cliff vest (100%) three years from the date of the original grant. Shares listed are as of December 31, 2012. Mr. Smith's unvested restricted stock awards vested upon his retirement on December 31, 2012.

[4] Market value of restricted shares is based on the December 31, 2012 closing price of $9.61.

OPTION EXERCISES AND STOCK VESTED TABLE [1]

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting [2] ($)
R. Scott Smith, Jr.	0	0	22,553	224,853
E. Philip Wenger	0	0	11,766	117,307
Charles J. Nugent	0	0	17,650	175,971
James E. Shreiner	0	0	11,766	117,307
Craig A. Roda	0	0	9,342	93,140

[1] All of the Executives had restricted stock that vested on July 1, 2012.

[2] Shares were valued at $9.97 per share, the average of the high and low trading price on July 2, 2012, the trading day after the stock award vested, because July 1, 2012 was not a trading day.

PENSION BENEFITS TABLE [1]

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R. Scott Smith, Jr.	NA	-	-	-
E. Philip Wenger	NA	-	-	-
Charles J. Nugent	NA	-	-	-
James E. Shreiner	NA	-	-	-
Craig A. Roda	NA	-	-	-

[1] In 2011, none of the Executives participated in or had an account balance in any qualified or nonqualified defined benefit plans sponsored by Fulton or any Fulton affiliate bank.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY [1] ($)	Aggregate Earnings in Last FY [2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE [3] ($)
R. Scott Smith, Jr.	72,373	144,746	117,276	0	1,429,597
E. Philip Wenger	33,520	67,040	26,001	0	326,118
Charles J. Nugent	30,462	60,923	89,398	0	689,249
James E. Shreiner	18,588	37,177	21,968	0	211,692
Craig A. Roda	17,203	34,406	6,655	0	124,383

[1] Fulton's contributions toward nonqualified deferred compensation for each of the Executives are listed in this column. See the table contained in footnote 9 of the Summary Compensation Table on page 39. Amounts listed as registrant contributions in this Nonqualified Deferred Compensation Table are also included as part of the Executives' "Total All Other Compensation" in the Summary Compensation Table. 2012 contributions were credited to each of the Executive's accounts in early 2013.

[2] The Executives direct the investment of their nonqualified deferred compensation contributions into various standard investment options offered from a set menu of investment funds. In 2012, the available investment funds included Goldman Sachs Fin'l Institutional Money Market Fund #474 (FSMXX), Goldman Sachs Fin'l Square Government Fund #465 (FGTXX), Goldman Sachs Core Fixed Income Institutional (GSFIX), Federated Total Return Bond Fund (FTRBX), Vanguard Windsor II - Admiral Shares (VWNAX), T. Rowe Price Growth Stock (PRGFX), Vanguard 500 Index Fund (VFINX), Goldman Sachs Growth Opportunities I (GGOIX), Vanguard Small Cap Index Blend (NAESX), Fidelity Adv Small Cap I (FSCIX) and Fidelity Adv Diversified International I (FDVIX). The Executives may change their individual elections by completing a new election form. A discussion of the Deferred Compensation Agreements and Defined Benefit Pension Plans is included on page 32.

[3] Balances include the 2012 contributions made by Fulton and credited to the Executives' accounts in early 2013.

POTENTIAL PAYMENTS UPON TERMINATION AND GOLDEN PARACHUTE COMPENSATION TABLE

Name	Cash ($)	Equity ($)	Pension/NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Voluntary Termination or Termination for Cause as of December 31, 2012 [2 3]							
E. Philip Wenger	0	0	0	0	0	0	0
Charles J. Nugent	0	0	0	0	0	0	0
James E. Shreiner	0	0	0	0	0	0	0
Craig A. Roda	0	0	0	0	0	0	0
Termination Without Cause or for Good Reason – Before a Change in Control as of December 31, 2012 [4 5]							
E. Philip Wenger	625,000	0	0	12,000	0	0	637,000
Charles J. Nugent	1,060,000	0	0	24,000	0	0	1,084,000
James E. Shreiner	400,000	0	0	12,000	0	0	412,000
Craig A. Roda	370,000	0	0	12,000	0	0	382,000
Termination Without Cause or for Good Reason - Upon or After a Change in Control as of December 31, 2012 [6 7 8 9]							
E. Philip Wenger	1,971,280	684,866	197,128	74,000	933,857	0	3,861,131
Charles J. Nugent	2,585,778	872,857	258,578	106,000	1,239,768	0	5,062,981
James E. Shreiner	1,264,058	739,652	126,406	74,000	541,616	0	2,745,732
Craig A. Roda	803,508	329,469	119,189	74,000	0	0	1,326,166
Termination Due to Retirement as of December 31, 2012 [10 11]							
R. Scott Smith, Jr. [12]	1,300,000	1,473,799	0	2,325	0	0	2,776,124
E. Philip Wenger	0	684,866	0	2,300	0	0	687,166
Charles J. Nugent	0	872,857	0	1,975	0	0	874,832
James E. Shreiner	0	739,652	0	2,400	0	0	742,052
Craig A. Roda	0	329,469	0	2,300	0	0	331,769
Termination Due to Disability as of December 31, 2012 [13 14]							
E. Philip Wenger	687,500	684,866	0	18,000	0	0	1,390,366
Charles J. Nugent	583,000	872,857	0	18,000	0	0	1,473,857
James E. Shreiner	440,000	739,652	0	18,000	0	0	1,197,652
Craig A. Roda	407,000	329,469	0	18,000	0	0	754,469
Termination Due to Death as of December 31, 2012 [15 16 17]							
E. Philip Wenger	1,250,000	684,866	0	0	965,056	250,000	3,149,922
Charles J. Nugent	1,060,000	872,857	0	0	816,915	0	2,749,772
James E. Shreiner	800,000	739,652	0	0	618,147	250,000	2,407,799
Craig A. Roda	740,000	329,469	0	0	569,255	250,000	1,888,724

[1] **Voluntary Termination.** In the event an Executive's employment is voluntarily terminated by the Executive other than for "Good Reason," which is defined in the Employment Agreements and described in footnote 4 below, Fulton's obligations are limited to the payment of the Executive's base salary through the effective date of the Executive's termination date, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. No other payments are required and under the 2004 Stock Plan, unexercised stock options and unvested restricted stock grants are forfeited by the Executive as a result of voluntary termination.

[2] **Termination For Cause.** If an Executive's employment is terminated for "Cause," Fulton is not obligated to make any further payments to the Executive under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued under the Employment Agreements as of the date of such termination. Under the 2004 Stock Plan, unexercised stock options and unvested restricted stock grants are forfeited by an Executive terminated for Cause, which is defined in the Employment Agreement to include an act of dishonesty constituting a felony, use of alcohol or other drugs which interferes with the performance by the Executive of the Executive's duties, intentional refusal by the Executive to perform duties, or conduct that brings public discredit on or injures the reputation of the Corporation.

[3] No value is listed under Equity because the value of the Executives' vested stock options as of December 31, 2012 was zero.

[4] **Termination Without Cause or for Good Reason - Before a Change in Control.** If an Executive terminates the Executive's employment for Good Reason or his employment is terminated by Fulton "Without Cause," the Executive is entitled to receive his base salary for a specified period of time and, in the sole discretion of Fulton, the Executive also may receive an additional cash bonus. For Mr. Nugent, the specified period of time is two years. For the other Executives in this section, that period is one year. The Executive also would continue to participate in employee health and other benefit plans for which the Executive is eligible during the specified time period. If the Executive is not eligible to continue to participate in any employee benefit plan, the Executive will be compensated on an annual basis for such plan at Fulton's cost plus any permitted gross up for any taxes applicable thereto. Under the 2004 Stock Plan, unexercised stock options and unvested restricted stock grants are forfeited by an Executive terminated Without Cause or for Good Reason. Good Reason is defined in the Employment Agreement to include a breach by Fulton of its material obligations without remedy, a significant change in the Executive's authority, duties, compensation or benefits, or a relocation of the Executive outside a certain distance from where he previously was based. Without Cause is defined in the Employment Agreement to include any reason other than for Cause.

[5] Cash amount listed for each Executive includes a severance payment based on the Executive's 2012 base salary times the applicable multiple. The amounts listed under Cash assume no discretionary bonus was paid to the Executives by Fulton. Equity amounts listed are the value of vested stock options as of December 31, 2012, which was zero. Perquisites/Benefits include a monthly estimate of $1,000 for the value of health and benefit expenses paid by Fulton for the severance period attributed to each Executive.

[6] **Termination Without Cause or for Good Reason - Upon or After a Change in Control.** The Executives and other employees have contributed to the building of Fulton into the successful enterprise it is today, and Fulton believes that it is important to protect them in the event of a "Change in Control." Further, Fulton believes that the interests of shareholders will be best served if the interests of the Executives are aligned with them, and providing Change in Control benefits should eliminate or mitigate any reluctance of the Executives to pursue potential Change in Control transactions that may be in the best interests of shareholders. Based on a review in 2006 by the Hay Group, Fulton's Compensation Consultant at that time, of typical Change in Control provisions offered by Fulton's peers and the recommendation of the Hay Group, Fulton determined that the potential Change in Control benefits it offers the Executives are typical for the financial services industry and reasonable relative to the overall value of Fulton.

A Change in Control is defined in the Employment Agreements to include the acquisition of the beneficial ownership of more than fifty percent of the total fair market value or voting power of the stock of Fulton by any one person or group of persons acting in concert, a change in the composition of the Board of Fulton during any period of twelve consecutive months such that a majority of the Board is replaced by directors whose appointment was not endorsed by a majority of the Board before such appointment or election, the acquisition by any person or group of persons acting in concert during any twelve month period of thirty percent or more of the total voting power of the stock of Fulton or of forty percent or more of the total assets (on a gross fair value basis) of Fulton. If, during the period beginning ninety days before a Change in Control and ending two years after such Change in Control, an Executive is terminated by Fulton Without Cause or an Executive resigns for Good Reason, Fulton is required to pay the Executive a multiple of the sum of the Executive's: (i) annual base salary immediately before the Change in Control; and (ii) the highest annual cash bonus or other incentive compensation awarded to the Executive over the prior three years. The Executive also is entitled to receive: (i) an amount equal to that portion of Fulton's retirement plan, 401(k) plan or deferred compensation plan contributions for the Executive which were not vested, plus the amount of any federal, state or local income taxes due on such amount; (ii) payment of up to $10,000 for outplacement services; and (iii) continuation of other employee benefits to the same extent provided to employees generally for the multiple period. The HR Committee set the Change in Control payment multiple at three years in the Employment Agreements for Mr. Nugent because this was the multiple used in his prior severance agreement. For Messrs. Wenger, Shreiner and Roda, the HR Committee used a multiple of two years.

Except for Mr. Roda's Employment Agreement, the other Employment Agreements provide that, in the event any payment or distribution by Fulton to or for the benefit of an Executive would be subject to excise tax as a Golden Parachute, the Executive will be entitled to receive an additional payment equal to the total excise tax imposed. The determination that a "gross up" payment is required and its amount is to be made by a tax adviser, and Fulton is responsible for the adviser's fees and expenses. Fulton's Compensation Consultant advised the HR Committee in 2006 that this "gross up provision" was a typical provision in such agreements. In keeping with Fulton's objective to offer a competitive contract when they were offered, this provision was included in the Employment Agreements in 2006, but more recent agreements, such as Mr. Roda's, do not contain a "gross up provision."

Generally, the 2004 Stock Plan provides for vesting of unvested stock options and restricted shares upon a Change in Control, disability, retirement or death of an Executive.

[7] Cash amounts listed are 2012 base salary and highest VCP cash incentive awards paid for last three years times applicable multiple for each Executive. The Cash amount for Mr. Roda has been reduced by $388,386 pursuant to the terms of his Employment Agreement to the extent required to avoid a federal excise tax imposition pursuant to the regulations promulgated under Section 280G of the Internal Revenue Code of 1986, as amended. Equity amount is the value of all "in the money" options and restricted stock as of December 31, 2012. However, none of the Executives' options were "in the money" and had no value as of December 31, 2012. Perquisites/Benefits include $10,000 for outplacement services, $1,000 per month during the severance period for the value of health and benefit expenses paid by Fulton, $20,000 per year for club memberships, vehicle and other expenses paid by Fulton for the severance period attributed to each Executive.

[8] Amount listed under Pension/NQDC represents the aggregate dollar value of Fulton's contributions to 401(k) and other retirement benefits as a result of this termination event.

[9] Except for Mr. Roda, the Executives are eligible to receive Tax Reimbursement for any excise tax imposed for this termination event pursuant to their Employment Agreements. The amounts under Tax Reimbursements for all the Executives were calculated as of December 31, 2012.

[10] **Termination Due to Retirement.** In the event an Executive terminates his employment due to retirement upon attaining age sixty-five, Fulton is obligated to pay the Executive's base salary through the effective date of the Executive's retirement, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. Fulton would have no further obligation under the Employment Agreement; however, assuming that each Executive attained the age of sixty-five and retired as of December 31, 2012, each would have received a lump sum payment of $25 for each year of service as of December 31, 2012, a payment made to all retiring employees, plus each would have received retiree health benefits, as a supplement to the Executives' Medicare benefits at sixty-five, at an annual estimated cost to Fulton of approximately $1,500.

In the event an Executive terminates employment due to retirement upon attaining age sixty, and the Executive has ten or more years of consecutive service with Fulton, unvested options and restricted shares awarded under Fulton's option plans would automatically vest. Assuming that all the Executives attained the age of sixty and retired as of December 31, 2012, none of their options would have value because they have option exercise prices above the $9.61 closing price of Fulton common stock on December 31, 2012. The Executives would have two years from the date of retirement to exercise their options in accordance with the terms of the awards.

[11] Equity amount is the value of all "in the money" options and restricted stock as of December 31, 2012. Perquisites/Benefits include a lump sum service award and $1,500 which is an estimate of Fulton's annual cost of Medicare supplement benefits for the Executive.

[12] Mr. Smith retired as Fulton's Chairman and Chief Executive Officer effective on December 31, 2012 and other termination events are not provided as a result.

[13] **Termination Due to Disability.** Following an Executive's "Disability," defined in the Employment Agreements to be a medically determinable physical or medical impairment that is expected to result in death or to last for at least twelve months, and that either renders the Executive unable to engage in any substantial gainful activity or qualifies the Executive for benefits under a Fulton disability plan, the employment of the Executive would terminate automatically, in which event Fulton is not thereafter obligated to make any further payments under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued as of the date of such termination, plus an amount equal to at least six months' base salary in effect immediately prior to the date of the Disability. After this six month salary continuation period, for as long as the Executive continues to be disabled, the Executive will continue to receive at least 60% of their base salary until the earlier of the Executive's death or December 31 of the calendar year in which the

Executive attains age sixty-five. To the extent it does not duplicate benefits already being provided, an Executive will also receive those benefits customarily provided by Fulton to disabled former employees, which benefits shall include, but are not limited to, life, medical, health, accident insurance and a survivor's income benefit.

[14] Cash amount for all the Executives is six months at full salary and then 60% of salary for next 12 months. Equity amount is the value of all restricted stock as of December 31, 2012. Perquisites/Benefits include a monthly estimate of $1,000 for the value of health and benefit expenses paid by Fulton for 18 months.

[15] **Termination Due to Death.** In the event of a termination of employment as a result of an Executive's death, the Executive's dependents, beneficiaries or estate, as the case may be, would receive such survivor's income and other benefits as they may be entitled to under the terms of Fulton's benefit programs, which includes the Survivors Benefit Life Insurance and twice base salary amount plus taxes due as a result of the payment under the Death Benefit Agreement described on page 32.

[16] The Cash amount for all Executives is twice the Executive's 2011 base salary under the Death Benefit Agreement. Mr. Nugent is not eligible to receive the Survivors Benefit Life Insurance Payment because he was hired after the plan eligibility date, and the amounts listed under Other are a $250,000 payment for the Survivors Benefit Life Insurance which the other Executives are eligible to receive.

[17] Equity amount is the value of all "in the money" options and restricted stock as of December 31, 2012.

NON-BINDING SAY-ON-PAY RESOLUTION TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS – PROPOSAL TWO

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, Fulton is providing its shareholders with the opportunity to vote on an advisory (non-binding) resolution at the 2013 Annual Meeting to approve Fulton's executive compensation as described in the Compensation Discussion and Analysis, the tabular disclosures of the Named Executive Officers' compensation ("Compensation Tables"), and other related information in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives shareholders the opportunity to endorse or not endorse Fulton's Executive pay program. At Fulton's 2012 Annual Meeting, Fulton presented a similar proposal to its shareholders and not counting broker non-votes, approximately 91% of the shareholders who returned a ballot voted in favor of, and approved Fulton's 2012 Say-on-Pay Proposal. The HR Committee considered the number of votes cast in favor of Fulton's 2012 Say-on-Pay Proposal to be a positive endorsement of Fulton's current pay programs and practices. The Corporation will continue to monitor the level of support for each Say-on-Pay proposal. However, because the shareholder vote is not binding, the outcome of the 2013 vote or any future vote may not be construed as overruling any decision by Fulton's Board of Directors or HR Committee regarding executive compensation.

In 2011, Fulton submitted to shareholders a non-binding proposal, asking shareholders whether Fulton should submit its Say-on-Pay proposal to shareholders every one, two or three years. This type of proposal is commonly known as a "Say-When-on-Pay" proposal. The shareholders approved Fulton's recommendation that the Say-on-Pay proposal should be submitted to shareholders on an annual basis. Although Fulton believes that having an annual Say-on-Pay vote is appropriate for 2013, Fulton's HR Committee and Board of Directors will continue to evaluate the frequency of the non-binding Say-on-Pay proposal and might recommend that shareholders approve a different frequency in the future. Under current SEC rules, publicly traded companies are required, no less frequently than once every six years, to provide for a separate shareholder Say-When-on-Pay advisory vote in proxy statements for annual meetings to determine whether the Say-on-Pay vote will occur every one, two or three years and Fulton anticipates submitting a new "Say-When-on-Pay" proposal to shareholders on or before Fulton's annual meeting of shareholders in 2017.

As further described in the "Compensation Discussion and Analysis" section of this proxy statement starting on page 22, Fulton's executive compensation philosophy and program are intended to achieve three objectives: align interests of the Executives with shareholder interests; link the Executives' pay to performance; and attract, motivate and retain executive talent. Fulton's Executive compensation program currently includes a mix of base salary, incentive bonus, equity-based plans, retirement plans, health plans and other benefits. Fulton believes that its compensation program, policies and procedures are reasonable and appropriate and compare favorably with the compensation programs, policies and procedures of its peers.

The Board recommends that shareholders, in a non-binding proposal, vote "FOR" the following resolution:

> **"RESOLVED, that the compensation paid to Fulton's Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion and Analysis, the Compensation Tables and any related material contained in the proxy statement is hereby APPROVED."**

Approval of the non-binding resolution regarding the compensation of the Named Executive Officers would require that the number of votes cast in favor of the proposal exceed the number of votes cast against it. Abstentions and broker non-votes will not be counted as votes cast and therefore will not affect the determination as to whether the proposal is approved.

Because your vote is advisory, it will not be binding upon Fulton. However, Fulton's HR Committee and Board will take into account the outcome of the vote when considering future Executive compensation arrangements, but no determination has been made as to what action, if any, the HR Committee or Board might take if shareholders do not approve this advisory proposal.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote <u>FOR</u> the non-binding resolution to approve the compensation of the Named Executive Officers.

RESOLUTION TO APPROVE AN AMENDED AND RESTATED EQUITY AND CASH INCENTIVE COMPENSATION PLAN – PROPOSAL THREE

On January 15, 2013, upon the recommendation of the HR Committee and its compensation consultant, the Board of Directors approved, subject to shareholder approval at the 2013 Annual Meeting, the Amended and Restated Equity and Cash Incentive Compensation Plan (the "Plan"). The Plan is used for equity-based and cash-based awards to officers and other employees of, and designated consultants to, Fulton. The Plan enables Fulton to grant stock options and stock appreciation rights, and make restricted stock and restricted stock unit awards, to eligible participants. Such awards can have service-based and/or performance-based vesting requirements. In addition, Fulton has incorporated into the Plan the ability to make cash-based incentive awards to eligible participants. Finally, Fulton is proposing to extend the term of the Plan for an additional 10 years, until April 29, 2023.

Fulton is amending and restating its existing 2004 Stock Option and Compensation Plan, which was initially approved by shareholders in 2004. The Board believes that the Plan has proved to be of substantial value to Fulton over the years because it has enabled Fulton to offer to the Executives, and other employees, long-term incentive compensation that creates a proprietary interest in Fulton and motivates the selected participants to contribute to the continuing financial success of Fulton.

The Board is seeking shareholder approval for the amended and restated Plan, specifically: (a) for the Plan as a whole; (b) for the addition of stock appreciation rights, restricted stock units and cash-based incentive awards to the types of awards that may be issued under the Plan; (c) to extend the term of the Plan for 10 years to April 29, 2023; and (d) to obtain shareholder approval of the Plan under Section 162(m) of the Tax Code so that Fulton can make future awards under the Plan that fall within the requirements of Section 162(m) of the Tax Code, allowing Fulton to treat such awards as deductible for income tax purposes.

As of December 31, 2012, there were 6,076,121 shares of common stock underlying outstanding stock option and restricted stock awards under the Plan. As of such date, there were 11,811,046 shares available for future awards under the Plan. The Corporation believes that the number of shares of common stock remaining available for future awards under the Plan is sufficient to adequately provide for participation of the officers, key employees and consultants who are eligible to receive such grants over the next three to five years and, therefore, has requested only a modest number of additional shares to be added to the Plan to round out the number of shares on a post-split basis. In the event that shareholders approve Proposal Three, a total of 11,811,046 shares will be available for future awards under the Plan. On March 1, 2013, the closing price of Fulton's common stock was $11.27 per share.

The Corporation is also seeking shareholder approval of performance-based awards (both equity-based and/or cash-based) made under the Plan for purposes of complying with Section 162(m) of the Tax Code. Generally, Section 162(m) of the Tax Code does not allow a tax deduction to publicly held companies for compensation that is paid to the CEO and the four most highly compensated executive officers other than the CEO to the extent such compensation exceeds one million dollars per officer in any year. However, awards made by a publicly held company pursuant to a performance-based compensation plan that is approved by its shareholders at least every five years will not be subject to such deduction limit. In order to satisfy this requirement, Fulton is submitting the Plan for shareholder approval at this Annual Meeting.

Key Terms of the Plan

The Plan is attached to this proxy statement as Exhibit A. We encourage you to review the Plan provisions, and not to rely solely on this summary for information about the Plan.

Participants The Plan is available for equity-based and cash-based awards to officers and other employees of Fulton and its affiliates, which means entities under common control with Fulton, and to eligible consultants. The eligible consultants are former directors, employees or advisory board members who are subsequently engaged by Fulton to provide consulting or advisory services. Non-employee directors of Fulton and/or its affiliates are not eligible to receive awards under the Plan. The Board anticipates that awards will be made to approximately 330 officers, other employees and eligible consultants annually, although awards may be made to additional participants at the discretion of the HR Committee.

Participants in the Plan potentially include the executive officers of Fulton, including the Named Executive Officers. The Corporation is not able to determine the specific benefits under the Plan that will be granted to executive officers in the future, as the HR Committee has the discretion to determine the amount and timing of awards under the Plan. Please see pages 31 for a description of the equity awards made to the Named Executive Officers in 2012.

Administration. The Plan is administered by the HR Committee, which has general authority to interpret provisions of the Plan and enact such rules and regulations that it shall deem appropriate for the administration of the Plan. The HR Committee also can amend the terms of existing awards under the Plan; if such change negatively impacts the rights of the participant, the participant must approve such change. The HR Committee's discretion is limited in those matters that do not require shareholder approval, such as increasing the number of shares available under the Plan, expanding the class of participants, creating a new type of award under the Plan, or similar matters.

Types of Awards Available under the Plan. Under the Plan, the HR Committee can make equity-based awards of stock options, stock appreciation rights, restricted stock, and restricted stock units, and/or cash-based incentive compensation awards to participants. The HR Committee can make a number of different awards to the same participant during any calendar year, but no participant can receive awards equal to more than 500,000 shares of Fulton's common stock in any calendar year, or a cash award in any given performance period in excess of $5,000,000.

• *Stock Options*. Under the Plan, Fulton may grant stock options designed to qualify for special tax treatment under Section 422 of the Tax Code ("incentive stock options") or stock options that are not intended to so qualify for special tax treatment under Section 422 of the Tax Code ("non-qualified stock options"). The exercise price of a stock option may not be less than the fair market value of Fulton's common stock on the date the stock option is granted. The Plan establishes such fair market value as equal to the closing price of Fulton's common stock on the date of grant.

The vesting schedule for stock option awards under the Plan may be determined by the HR Committee, but if a vesting schedule is not selected, a default vesting schedule of cliff vesting on the third anniversary of the date of grant is established under the Plan. There are a number of events that may accelerate the vesting of outstanding stock option awards, or extend the time in which a participant may exercise vested stock option awards. These events are described on pages 55 to 56. Otherwise, all unexercised stock options terminate, unless the HR Committee determines otherwise, upon the earlier of termination of employment or 10 years after the date of grant. No incentive stock option can be exercised more than 10 years after the date of grant. If a participant terminates his or her employment for reasons other than those described on pages 55 to 56, he or she must exercise vested stock options prior to termination of employment, unless the time to exercise is extended by the HR Committee; however, if not exercised, such awards terminate.

Upon exercise of a stock option, the exercise price may be paid in cash or in common stock of Fulton or a combination of cash and stock. The HR Committee may specify at the time of any stock option grant that any withholding taxes required to be paid by the participant at the time of exercise may be paid by delivering already owned shares of Fulton's common stock, or by receiving a number of shares that is "net" of the number of the shares equal to the amount of the withholding taxes.

The Plan permits stock options to be transferred by participants by will, by the laws of descent or pursuant to a domestic relations order.

Incentive stock options are subject to the requirements of Section 422 of the Tax Code, requiring that the aggregate fair market value of stock subject to an incentive stock option exercisable for the first time by a participant during a calendar year must not exceed $100,000, and no incentive stock option can be granted to any employee who owns, at the time of the award, more than 10% of the total combined voting power of all classes of stock of Fulton unless the stock option exercise price at date of grant is at least 110% of the fair market value of the common stock, and the stock option is not exercisable for more than five years after the date of grant.

• *Stock Appreciation Rights*. The Plan also permits the HR Committee to grant stock appreciation rights. These rights entitle the participant to receive at the time of the exercise, cash equal to the difference between the fair market value of a share of Fulton's common stock, at the time of the grant of the stock appreciation rights and at the time of the exercise. The HR Committee can also determine to pay stock appreciation rights in common stock. The exercise price of any stock appreciation rights must equal the fair market value of the common stock on the date of grant.

• *Restricted Stock Awards*. The Plan further authorizes the HR Committee to grant restricted stock to participants, with terms and conditions that the HR Committee deems appropriate. A participant getting a restricted stock award receives issued and outstanding shares of Fulton's common stock, but such shares are subject to forfeiture back to Fulton if the forfeiture restrictions imposed by the HR Committee are not met. Forfeiture restrictions can be time-based (restriction periods) and/or performance-based. Restriction periods generally will be for three years, although the HR Committee may establish a different time period, but not less than one year.

During the restriction period, the participant is the owner of the shares of common stock and is entitled to vote the shares. The HR Committee has the discretion to award dividends associated with the restricted stock, but such dividends are credited to the participant's account and paid only upon the release of the restrictions on such restricted stock award. Upon the lapse of any forfeiture restrictions, the issued shares of Fulton's common stock are then owned by the participant without any risk of forfeiture back to Fulton.

A participant may forego delivery of an applicable number of shares due to such participant as a result of lapse of restrictions on such restricted stock award to pay any withholding tax due upon such lapse of restrictions.

• *Restricted Stock Units*. The HR Committee has authority to grant restricted stock units to participants, with such terms and conditions as the HR Committee deems appropriate. Restricted stock units are similar to restricted stock, but a restricted stock unit is the right to receive a share of common stock at some point in the future; the common stock is not issued and outstanding at the time of award. Restricted stock units are subject to forfeiture if the time-based or performance-based forfeiture restrictions imposed by the HR Committee are not met. A restriction period could be an established number of years, could last until the cessation of employment of the participant, could be based on the performance criteria described below, or could be based on a combination of time and performance criteria.

During the restriction period, the participant is not the owner of the shares of common stock, but, if authorized by the HR Committee, is entitled to receive "dividend equivalents," which are cash and/or stock payments in the amount of any dividend on our common stock that is declared and paid by the Board. Such dividend equivalents are credited to the participant's account and paid only upon the release of the restrictions on such restricted stock unit award.

Upon the lapse of any forfeiture restrictions, the participant will be issued shares of Fulton's common stock. The HR Committee has the power to permit, at its discretion, acceleration of the applicable restriction period with respect to any part or all of a restricted stock unit award. Certain events will accelerate the lapse of such restriction period; these events are described on pages 55 to 56 of this proxy statement. Otherwise, upon cessation of employment, all restricted stock units for which there are unlapsed restrictions are forfeited without payment of any consideration by Fulton, unless the HR Committee provides otherwise.

A participant may forego delivery of an applicable number of shares due to such participant as a result of the lapse of restrictions on such restricted stock units award to pay any withholding tax due upon such lapse of restrictions.

• *Performance Share Awards*. The HR Committee can make a stock-settled award under the Plan subject to the achievement of established performance goals over a designated performance period. A performance period cannot be less than one fiscal quarter, but is generally expected to range from one to three fiscal year periods. The performance goals are established by the HR Committee based on performance criteria set forth in the Plan.

For awards that are intended to qualify as "performance-based" compensation for purposes of Section 162(m) of the Tax Code, the performance goals will be based on specified performance criteria listed below; the performance goals will be established by the HR Committee within ninety days after the beginning of a performance period; and the HR Committee will determine if such awards are "earned" and can be paid, and will certify in writing to the achievement, and the extent of the achievement, of the designated performance goals following the performance period. Such performance goals can be earned at a minimum, target, maximum or extrapolated level, as determined and certified by the HR Committee. For performance awards that are not intended to qualify as "performance-based" compensation for purposes of Section 162(m) of the Tax Code, the HR Committee may use any of the performance criteria designated for Section 162(m) "performance-based" awards, or may base the performance goals on any other financial or operating goals.

The performance criteria that can be utilized (individually, in ratios or other combinations) are: (a) basic earnings per share; (b) basic cash earnings per share; (c) diluted earnings per share; (d) core earnings per share; (e) diluted cash earnings per share; (f) earnings before taxes; (g) net income; (h) net interest income; (i) non-interest income; (j) revenue; (k) efficiency ratio; (l) salaries and benefits efficiency ratio; (m) return on average assets; (n) core return on average assets; (o) core return on equity; (p) return on average shareholders' equity; (q) return on average tangible shareholders' equity; (r) core earnings; (s) operating income; (t) net interest margin; (u) net interest rate spread; (v) growth in assets, loans or deposits; (w) loan production volume; (x) sales; (y) net charge-offs; (z) nonperforming/classified assets; (aa) classified loans; (bb) cash flow; (cc) capital level (core or risk-based); (dd) interest rate risk exposure-net portfolio value; (ee) interest rate risk-sensitivity; (ff) liquidity; (gg) strategic business objectives, cost control, business expansion goals, and goals relating to acquisitions or divestitures, or goals relating to capital raising and capital management; (hh) objective customer service measures or indices, (ii) stock price (including, but not limited to, growth measures and total shareholder return); (jj) operating expense as a percentage of average assets; (kk) core deposits as a percentage of total deposits; (ll) net charge-off percentage; (mm) loan delinquency rates; and (nn) market share. The performance criteria will be based on the attainment of specific levels of performance of Fulton or an affiliate, division, business unit or operational unit of Fulton.

If authorized by the HR Committee, a participant may be entitled to receive dividend equivalents on performance share awards. Any such dividend equivalents would be credited to the participant's account and paid only upon the determination of whether the performance share award is earned and the underlying shares of common stock issued.

• *Cash-Based Awards* The Plan also provides authority to the HR Committee to make cash-based performance compensation awards to eligible participants. It is contemplated that the HR Committee will use this authority to make awards that qualify as "performance-based compensation" under Section 162(m) of the Tax Code.

Within the first 90 days of any performance period, the HR Committee will determine which participants will be eligible to receive cash-based performance compensation awards for such performance period. The Committee shall have full discretion to select the length of such performance period, the type(s) of performance compensation awards to be issued, the performance criteria that will be used to establish the performance goal(s), and the kind(s) and/or level(s) of the performance goal(s) that is (are) to apply to the performance formula.

Unless otherwise provided in the applicable award agreement, a participant must be employed by Fulton on the last day of a performance period to be eligible for payment in respect of a cash-based performance compensation award for such performance period. A performance compensation award will only be eligible for payment to the extent that the selected performance goals are achieved during the performance period and/or application of the selected performance formula indicates that all or some portion of such performance compensation award has been earned for the performance period. The HR Committee may use its discretion to reduce or eliminate the amount of the performance compensation award earned under the performance formula in the performance period. The Committee will not have the discretion to grant or provide payment in respect of a performance compensation award for a performance period if the performance goals for such performance period have not been attained. The maximum payment that can be made to any one participant during a performance period is $5,000,000.

Following the completion of a performance period, the HR Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing the amount of the performance compensation awards earned for the period based upon the performance formula.

Vesting – General

• *Time-Based Awards*. Subject to the acceleration discussed below, stock option, stock appreciation rights, restricted stock and/or restricted stock unit awards that have a time or service-based vesting schedule and are not subject to performance vesting requirements will vest and become exercisable, or have lapse of forfeiture restrictions, as applicable, unless the HR Committee provides otherwise in the award agreement, on the third anniversary of the date of grant. The HR Committee will not, in the exercise of its discretion, establish a vesting period for a restricted stock or restricted stock unit time vested award that is less than one year after the date of grant.

• *Performance-Based Awards*. Performance-based equity and cash awards will be earned based on the HR Committee's determination of the extent to which the established performance goals are met during the established performance period. Except as described below, no award that is intended to be considered performance-based under Section 162(m) of the Tax Code shall be permitted to accelerate upon the participant's retirement or other termination of service other than for death or disability.

Clawback of Awards.

Any awards made under the Plan are subject to recovery by Fulton (typically known as a "clawback" provision) as required under any law, regulation or stock exchange listing requirement or any policy of Fulton that currently exists or which is implemented in the future.

Acceleration of Vesting in Certain Events.

Certain events accelerate the vesting schedule for outstanding awards under the Plan, or provide a longer period for the participant to exercise vested stock options, except as may be set forth, at the discretion of the HR Committee, in the applicable award document. Such events include:

- *A Change in Control of Fulton*. Upon a termination of a participant's service to Fulton within the 12 months following a change in control, all stock options vest and are eligible for exercise by the participant, and the forfeiture restrictions lapse on all time-based restricted stock and restricted stock units awards. A change in control includes a consolidation or merger of Fulton into another company, a sale of all the assets of Fulton, one person, group or entity acquiring at least 50% of the voting securities of Fulton, or a majority of Board members of Fulton changing within one year (without the approval of the then-existing directors).

- *The Death or Disability of a Participant*. In the case of death or disability of a participant, all stock options become immediately exercisable and, if the stock options do not otherwise expire by reaching the end of their term, a participant who dies or becomes disabled has one year after cessation of employment to exercise his or her stock options. In addition, all forfeiture restrictions lapse on all outstanding restricted stock and restricted stock unit awards upon death or disability of a participant.

- *The Retirement of a Participant*. The Plan defines "retirement" as retirement from service to Fulton or an affiliate of Fulton after attaining age 60 with at least ten years of continuous service. In the case of retirement, all stock options become immediately exercisable, and the participant has the shorter of one year or the end of the stock option term to exercise such stock options. The forfeiture restrictions on time-based restricted stock awards do not automatically lapse upon retirement. The forfeiture restrictions on time-based restricted stock units awards lapse upon retirement, however, if such retirement would constitute a "separation from service" under Code Section 409A, such awards are not paid for six months after retirement. The HR Committee has the discretion to vary any of these provisions.

- *Separation from Service Resulting from Layoff or Position Elimination*. In the event a participant loses his or her position resulting from a layoff or position elimination, the exercise period for all outstanding, vested stock option awards will be extended for 90 days; all time-based equity awards that are unvested or that remain subject to risk of forfeiture will terminate and expire.

- *Performance-Based Awards*. The Plan contains special rules for the impact of a change in control, or the death, disability or retirement of the participant on performance-based awards.

  - *Change in control*. With respect to performance compensation awards, in the event of a change in control, all incomplete performance periods in respect of such award in effect on the date the change in control occurs shall end on the date of such change and the HR Committee shall (i) determine the extent to which performance goals with respect to each such performance period have been met based upon such audited or unaudited financial information then available as it deems relevant and (ii) cause to be paid to the applicable participants partial or full awards with respect to performance goals for each such performance period based upon the HR Committee's determination of the degree of attainment of performance goals or, if not determinable, assuming that the applicable "target" levels of performance have been attained. In addition, the Plan provides the HR Committee with the discretion to cancel existing awards and to pay to the participants the value of such cancelled awards in cash or stock.

- *Death or disability*. The HR Committee will determine the impact of the death or disability of the participant on stock- or cash-based performance awards.

- *Retirement*. Upon retirement, for each performance compensation award (cash-based) and performance share award (stock-based) the HR Committee will (i) determine the extent to which performance goals with respect to such performance period have been met during or with respect to the period of the participant's active employment, and (ii) cause to be paid to the applicable participant partial or full awards for such future performance period based upon the HR Committee's determination of the degree of attainment of performance goals.

Adjustments. In the event of certain changes in the number or kind of outstanding shares of Fulton's common stock, such as a merger, consolidation, recapitalization, stock dividend or stock split, the HR Committee must make an appropriate proportional adjustment to the number of shares available for award under the Plan, to the maximum number of shares that can be awarded to one participant in a calendar year, to the number of shares and exercise price of stock options and stock appreciation rights, and to the number of shares underlying restricted stock and restricted stock units awards.

Amendments to the Plan. The Board may amend the Plan for any reason, in compliance with applicable law. However, if shareholder approval is required by federal or state laws or regulations or by the rules and regulations of a national securities exchange, the amendment will not be effective until such approval is obtained. In addition, shareholder approval is required for any amendment that materially increases the benefits under the Plan to a participant(s), results in the reduction in the exercise price for any previously granted stock option, including any reduction accomplished through cancellation of the stock option and the granting of a replacement option or by any other means.

Term of the Plan. Once the shareholders approve the amended and restated Plan at the 2013 Annual Meeting, the Plan shall remain effective for a term of 10 years until April 29, 2023. Upon the expiration of such term, no additional awards can be made under the Plan, unless the term is extended with the approval of the Board and the shareholders. Any awards outstanding at the time of termination of the Plan will continue in full force and effect in accordance with their respective terms.

Miscellaneous. The Plan is an unfunded plan.

Federal Income Tax Consequences

The following discussion addresses certain federal tax consequences in connection with awards under the Plan. State and local tax treatment is subject to individual state and local laws and is not reviewed in this discussion.

Incentive Stock Options. A participant is not taxed at the time an incentive stock option is granted. The tax consequences upon exercise and later disposition generally depend upon whether the participant was an employee of Fulton at all times from the date of grant until three months preceding exercise (one year in the case of disability) and on whether the participant holds the shares for more than one year after exercise and two years after the date of grant of the stock option.

If the participant satisfies both the employment rule and the holding rule, for regular tax purposes the participant will not realize income upon exercise of the incentive stock option and Fulton will not be allowed an income tax deduction at any time. The difference between the option exercise price and the amount realized upon disposition of the shares by the participant will constitute a long-term capital gain or a long-term capital loss, as the case may be.

If the participant meets the employment rule but fails to observe the holding rule (a "disqualifying disposition"), the participant generally recognizes as ordinary income, in the year of the disqualifying disposition, the excess of the fair market value of the shares at the date of exercise over the option exercise price. Any excess of the sales price over the fair market value at the date of exercise will be recognized by the participant as capital gain (long-term or short-term depending on the length of time the stock was held after the incentive stock option was exercised). If, however, the sales price is less than the fair market value at the date of exercise, then the ordinary income recognized by the participant is generally limited to the excess of the sales price over the option exercise price. In both situations, the tax deduction allowable to Fulton is limited to the amount of ordinary income recognized by the participant. Under current Internal Revenue Service guidelines, Fulton is not required to withhold any federal income tax in the event of a disqualifying disposition.

Different consequences will apply for a participant subject to the alternative minimum tax.

Non-Qualified Stock Options. Under present United States Treasury guidance, an employee who is granted a non-qualified stock option will not realize taxable income at the time the stock option is granted. In general, a participant will be subject to tax in the year of exercise on an amount of ordinary income equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price, and Fulton will receive a corresponding deduction. Income tax withholding requirements apply upon exercise. The participant's basis in the shares acquired will be equal the fair market value on the date of exercise. Upon subsequent disposition of the shares, the participant will realize capital gain or loss, long-term or short-term, depending upon the length of time the shares are held after the stock option is exercised, in an amount equal to the difference between the sales price and the participant's basis.

Stock Appreciation Rights. A participant will not realize any income at the time of grant of a stock appreciation right. Upon the exercise of a stock appreciation right, any cash received will constitute ordinary income to the participant, and Fulton will be entitled to a deduction in the same amount.

Restricted Stock. A participant normally will not realize taxable income upon the award of restricted stock, and Fulton will not be entitled to a deduction, until the termination of the restrictions, except with respect to the dividend equivalents, if any, received by the participant. Upon termination of the restrictions, including, for performance-based awards, the determination of the achievement of the applicable performance goals, the participant will realize ordinary income in an amount equal to the fair market value of Fulton's common stock at that time and Fulton will be entitled to a deduction in the same amount. However, a participant may elect to realize ordinary income in the year the restricted stock is awarded in an amount equal to the fair market value at the time of the award, determined without regard to the restrictions. In such event, Fulton would be entitled to a deduction in such year in the same amount, and any gain or loss realized by the participant upon subsequent disposition of the common stock would be capital gain or loss. If, after making this election, any restricted stock is forfeited, or if the market value at vesting is lower than the amount on which the participant was taxed, the participant cannot then claim a deduction for the loss.

Restricted Stock Units. A participant normally will not realize taxable income upon the award of restricted stock units. A participant will be subject to tax on the earlier of the year in which the participant receives the underlying shares of common stock or the year in which the award is no longer subject to a substantial risk of forfeiture. In that year, the participant will recognize income equal to the fair market value of the shares of Fulton's common stock received, or no longer subject to a substantial risk of forfeiture, and Fulton will be entitled to a deduction in the same amount.

Deductibility of Executive Compensation. Section 162(m) of the Tax Code disallows a tax deduction to publicly held companies for compensation paid to the CEO and the four most highly compensated executive officers, other than the CEO, to the extent that total compensation exceeds $1 million per covered officer in any taxable year. The limitation applies only to compensation that is not considered to be performance-based. Compensation deemed paid by Fulton in connection with disqualifying dispositions of incentive stock option shares or exercises of non-qualified stock options granted under the Plan qualifies as performance-based compensation for purposes of Section 162(m) if the grants were made by a committee of "outside directors" as defined under Section 162(m). It is anticipated that any compensation deemed paid by Fulton in connection with disqualifying dispositions of incentive stock option shares or exercises of non-qualified stock options will qualify as performance-based compensation for purposes of Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation. Accordingly, all compensation deemed paid with respect to those stock options should be deductible by Fulton without limitation under Section 162(m) of the Tax Code.

Restricted stock and restricted stock unit awards with performance-based vesting metrics are also considered performance-based awards. Restricted stock and restricted stock unit awards granted to covered executive officers are also excluded from the $1 million limitation if such awards are specifically designed to comply with Section 162(m)'s performance-based exemption. In order to satisfy Section 162(m)'s performance-based exemption, payment of the award must be contingent on the satisfaction of objective performance goals established in writing by a committee comprised solely of two or more outside directors (such as the HR Committee) not later than 90 days after the beginning of the applicable performance period and not later than 25% of the performance period has elapsed. Under the Plan, the performance goals must be stated by the HR Committee as specific amounts of, or specific changes in, one or more of the performance criteria with respect to Fulton as a whole or any one or more of its business units. The HR Committee may set performance goals that apply the performance criteria in total or on a per share or percentage basis and on an absolute basis or relative to other companies, including industries or indices or any combination thereof.

Within a reasonable time after the close of a performance period, the HR Committee must determine whether the performance goals for that performance period have been met. The HR Committee may not exercise discretion to increase any amount intended to qualify under Section 162(m).

Impact of Section 409A. Section 409A of the Tax Code applies to compensation vested or deferred after December 31, 2004. Generally, an amount is "vested" on the date that the employee's right to receive the amount is no longer conditioned on the employee's performance of substantial future services or upon the occurrence of an event (such as a change in control) or the achievement of performance goals that are substantially related to the purpose of the compensation, and "deferred compensation" is compensation earned currently, the payment of which is deferred to a later taxable year.

Stock options, stock appreciation rights and restricted stock awarded under the Plan are intended to be exempt from the requirements of Section 409A. Restricted stock units granted under the Plan may be subject to Section 409A, unless the terms of the award satisfy an exemption from Section 409A. An award that is subject to Section 409A and fails to satisfy its requirements will subject the holder of the award to immediate taxation, an interest penalty and an additional 20% tax on the amount underlying the award.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the approval of an Amended and Restated Equity and Cash Incentive Compensation Plan for all purposes described in this Proposal Three, including for purposes of Section 162(m) of the Tax Code.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

For the years ended December 31, 2012 and December 31, 2011, Fulton engaged KPMG LLP ("KPMG"), independent registered public accountants, to audit Fulton's financial statements. The fees incurred for services rendered by KPMG for the years ended December 31, 2012 and 2011 are summarized in the following table.

	2012	2011
Audit Fees – Annual Audit and Quarterly Reviews [1]	$1,361,280	$1,443,520
Audit Fees – Issuance of Comfort Letters and Consents	0	7,100
Audit Fees – Statutory Audit	41,000	44,720
Audit Fees Subtotal	1,402,280	1,495,340
Audit Related Fees [2]	17,160	17,680
Tax Fees [3]	57,568	43,700
All Other Fees [4]	161,033	0
TOTAL	$1,638,041	$1,556,720

[1] Amounts presented for 2012 are based upon the audit engagement letter and additional fees paid. Final billings for 2012 may differ.

[2] Fees paid for a required agreed-upon procedures report related to student lending.

[3] Includes fees rendered in connection with tax services relating to Federal and state tax matters.

[4] Fees paid related to a review of our risk assessment process.

The appointment of KPMG for the fiscal year ended December 31, 2013 was approved by the Audit Committee of the Board of Directors of Fulton at a meeting on February 27, 2013. Representatives of KPMG are expected to be present at the 2013 Annual Meeting with the opportunity to make a statement and will be available to respond to appropriate questions.

The Audit Committee has carefully considered whether the provision of the non-audit services described above which were performed by KPMG in 2012 and 2011 would be incompatible with maintaining the independence of KPMG in performing its audit services and has determined that, in its judgment, the independence of KPMG has not been compromised.

All fees paid to KPMG in 2012 and 2011 were pre-approved by the Audit Committee. The Audit Committee pre-approves all auditing and permitted non-auditing services, including the fees and terms thereof, to be performed by its independent auditor, subject to the de minimus exceptions for non-auditing services permitted by the Exchange Act. However, these types of services are approved prior to completion of the services. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members, when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services. Any decisions of such subcommittees to grant pre-approvals are presented to the full Audit Committee for ratification at its next scheduled meeting.

Based on its review and discussion of the audited 2012 financial statements of Fulton with management and KPMG, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission. A copy of the report of the Audit Committee of its findings that resulted from its financial reporting oversight responsibilities is attached as Exhibit B.

RATIFICATION OF INDEPENDENT AUDITOR – PROPOSAL FOUR

Fulton's Audit Committee has selected the firm of KPMG to continue as Fulton's independent auditor for the fiscal year ending December 31, 2013. Although shareholder approval of the selection of KPMG is not required by law, the Board of Directors believes that it is advisable to give shareholders an opportunity to ratify this selection as is a common practice with other publicly traded companies. Assuming the presence of a quorum at the Annual Meeting, the affirmative vote of the majority of the votes cast is required to ratify the appointment of KPMG as Fulton's independent auditor for the fiscal year ending December 31, 2013. If Fulton's shareholders at the 2013 Annual Meeting do not approve this proposal, the Audit Committee will consider the results of the shareholder vote on this proposal when selecting an independent auditor for 2014, but no determination has been made as to what action, if any, the Audit Committee would take if shareholders do not ratify the appointment of KPMG.

KPMG has conducted the audit of the financial statements of Fulton and its subsidiaries for the years ended December 31, 2002 through 2012. Representatives of KPMG are expected to be present at the meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from shareholders.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote FOR ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2013.

ADDITIONAL INFORMATION

A copy of the Annual Report of Fulton on Form 10-K as filed with the Securities and Exchange Commission, including financial statements, is available without charge to shareholders upon written request addressed to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604.

The Fulton Annual Report on Form 10-K for year ended December 31, 2012 and this proxy statement are posted and available on Fulton's website at www.fult.com. Copies of the current governance documents and future updates, including but not limited to the Fulton Code of Conduct, Audit Committee Charter, HR Committee Charter, Nominating and Corporate Governance Committee Charter and Fulton's Corporate Governance Guidelines, are also posted and available on Fulton's website at www.fult.com.

Only one proxy statement is being delivered to multiple security holders sharing an address unless Fulton has received contrary instructions from one or more of the security holders. Fulton will promptly deliver, upon written or oral request, a separate copy of the proxy statement to a security holder at a shared address to which a single copy of the document was delivered. Such a request should be made to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604, (717) 291-2411. Requests to receive a separate mailing for future proxy statements or to limit multiple copies to the same address should be made orally or in writing to the Corporate Secretary at the foregoing address or phone number.

If you would like to reduce the costs incurred by Fulton in mailing proxy material, you can consent to receiving future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please go to www.proxyvote.com and have your proxy card in hand when you access the website, then follow the instructions at www.proxyvote.com to obtain your records and to create an electronic voting instruction form. Follow the instructions for voting by Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

OTHER MATTERS

The Board of Directors of Fulton knows of no matters other than those discussed in this proxy statement which will be presented at the 2013 Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton.

BY ORDER OF THE BOARD OF DIRECTORS

E. PHILIP WENGER
Chairman of the Board, President
and Chief Executive Officer

Lancaster, Pennsylvania
March 27, 2013



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EXHIBIT A

FULTON FINANCIAL CORPORATION

AMENDED AND RESTATED
EQUITY AND CASH INCENTIVE COMPENSATION PLAN

Effective Date: April 29, 2013

TABLE OF CONTENTS

Article 1. Purpose of the Plan 1

Article 2. Definitions 1

2.01 "Affiliate" 1
2.02 "Applicable Laws" 1
2.03 "Award" 1
2.04 "Award Agreement" 1
2.05 "Board" 1
2.06 "Business Combination" 1
2.07 "Cause" 1
2.08 "Change in Control" 2
2.09 "Code" 2
2.10 "Code of Conduct" 2
2.11 "Committee" 2
2.12 "Common Stock" 3
2.13 "Company" 3
2.14 "Consultant" 3
2.15 "Continuous Service" 3
2.16 "Covered Employee" 3
2.17 "Date of Grant" 3
2.18 "Date of Exercise" 3
2.19 "Disability" 3
2.20 "Disqualifying Disposition" 3
2.21 "Director" 3
2.22 "Effective Date" 3
2.23 "Employee" 3
2.24 "Exchange Act" 3
2.25 "Exercise" 4
2.26 "Fair Market Value" 4
2.27 "Incentive Stock Option" 4
2.28 "Independent" or "Independence" 4
2.29 "Non-Employee Director" 4
2.30 "Non-Qualified Stock Option" 4
2.31 "Option" 4
2.32 "Optionee" 4
2.33 "Option Exercise Price" 4
2.34 "Outside Director" 4
2.35 "Participant" 4
2.36 "Performance Compensation Award" 4
2.37 "Performance Criteria" 4
2.38 "Performance Formula" 5
2.39 "Performance Goals" 5
2.40 "Performance Period" 5
2.41 "Performance Share Award" 5
2.42 "Performance Share" 5
2.43 "Plan" 5
2.44 "Repricing" 5
2.45 "Restricted Award" 6
2.46 "Restricted Period" 6
2.47 "Restricted Stock" 6
2.48 "Restricted Stock Unit" 6
2.49 "Retirement" 6
2.50 "Securities Act" 6
2.51 "Shares" 6
2.52 "Stock Appreciation Right" 6
2.53 "Ten Percent Shareholder" 6

Article 3. Administration of the Plan **6**
- 3.01 Committee Composition 6
- 3.02 Delegation 6
- 3.03 Authority of Committee 7
- 3.04 Indemnification 8

Article 4. Shares Subject to the Plan **8**
- 4.01 Shares Subject to the Plan 8
- 4.02 Recycling of Shares 8

Article 5. Eligibility **8**
- 5.01 General 8
- 5.02 Eligibility for Specific Awards 8
- 5.03 Ten Percent Shareholders 8

Article 6. Option Provisions **9**
- 6.01 General 9
- 6.02 Termination of Continuous Service 10
- 6.03 Incentive Stock Option Limitation 10
- 6.04 Incentive Stock Option Qualifying Disposition 10

Article 7. Stock Appreciation Rights **11**
- 7.01 General 11
- 7.02 Term 11
- 7.03 Exercise and Payment 11
- 7.04 Exercise Price 11

Article 8. Restricted Awards **11**
- 8.01 General 11
- 8.02 Restricted Stock 11
- 8.03 Restricted Stock Units 12
- 8.04 Restrictions 12
- 8.05 Delivery of Restricted Stock and Settlement of Restricted Stock Units 12
- 8.06 Stock Restrictions 13

Article 9. Performance Share Awards **13**
- 9.01 Grant of Performance Share Awards 13
- 9.02 Earning Performance Share Awards 13
- 9.03 Dividend Equivalents 13

Article 10. Performance Compensation Awards **13**
- 10.01 General 13
- 10.02 Eligibility 13
- 10.03 Discretion of Committee with Respect to Performance Compensation Awards 13
- 10.04 Payment of Performance Compensation Awards 14

Article 11. Vesting **14**
- 11.01 General 14
- 11.02 Time-Vested Awards 14
- 11.03 Performance Awards 15

Article 12. Changes in Capital Structure **15**
- 12.01 Adjustment Upon Changes in the Common Stock 15
- 12.02 Adjustment Binding 15
- 12.03 Adjustment to Grants 16

Article 13. Effect of Change in Control **16**
- 13.01 General 16
- 13.02 Committee Discretion 16
- 13.03 Successors 16

Article 14. Registration of Stock **16**
14.01 General 16
14.02 Restrictions 16

Article 15. Tax Withholding **17**

Article 16. Amendment or Termination of the Plan **17**
16.01 Amendment of the Plan 17
16.02 Amendments Pertaining to Qualification 17
16.03 Term of the Plan 17
16.04 No Impairment of Rights 17

Article 17. General Provisions **18**
17.01 Non-Uniform Treatment 18
17.02 Shareholders 18
17.03 Employment or Service 18
17.04 Other Compensation Arrangements 18
17.05 Clawback 18
17.06 Recapitalizations 18
17.07 Delivery 18
17.08 Deferral of Awards 18
17.09 Other Provisions 18
17.10 Section 409A 18
17.11 Section 16 Compliance 19
17.12 Section 162(m) 19
17.13 Beneficiary Designation 19
17.14 Unfunded Plan 19
17.15 Acceptance of Terms and Conditions 19
17.16 Liability 19
17.17 Choice of Law 19
17.18 Severability 19
17.19 Headings 19

Article 18. Effective Date **19**

FULTON FINANCIAL CORPORATION

AMENDED AND RESTATED
EQUITY AND CASH INCENTIVE COMPENSATION PLAN

Article 1. Purpose of the Plan.

The purposes of the Amended and Restated Equity and Cash Incentive Compensation Plan (the "**Plan**") of Fulton Financial Corporation (the "**Company**") are to: (i) align the interests of key individuals with those of the Company's shareholders by encouraging and creating ownership of Shares of Common Stock of the Company; (ii) enable the Company to attract and retain qualified individuals who contribute to the Company's success by their efforts, service, ability and ingenuity; (iii) provide meaningful long-term equity and cash-based rewards and incentive opportunities to key individuals who are responsible for the success of the Company and who are in a position to make significant contributions toward its objectives; (iv) reward individual performance; and (v) allow the Company to be competitive amongst its peers. The Plan amends and restates the Company's 2004 Stock Option and Compensation Plan. All outstanding awards granted under the Plan prior to its amendment and restatement shall remain subject to the terms of the Plan; provided, that no Awards granted or awarded prior to the effectiveness of this Amended and Restated Plan that are materially adversely affected by the provisions in this Amended and Restated Plan shall be subject to such provisions without the prior consent of the applicable Participant.

Article 2. Definitions.

For purposes of the Plan, the following words or phrases shall have the meanings assigned to them below:

2.01 "Affiliate" means a parent or subsidiary corporation of the Company, as defined in Section 424 of the Code (substituting "Company" for "employer corporation"), or any other entity that is a parent or subsidiary of the Company, including a parent or subsidiary which becomes such after the Effective Date of the Plan.

2.02 "Applicable Laws" means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state securities laws, the Code, and any stock exchange or quotation system on which the Shares of Common Stock are listed or quoted.

2.03 "Award" means any right granted under the Plan, including an Incentive Stock Option, a Non-Qualified Stock Option, a Stock Appreciation Right, a Restricted Award, a Performance Share Award or a Performance Compensation Award. Each Award shall be subject to the terms and conditions of the Plan and to such other terms and conditions included by the Committee in the Award Agreement, to the extent not inconsistent with this Plan.

2.04 "Award Agreement" means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Committee, be transmitted electronically to any Participant.

2.05 "Board" means the Board of Directors of the Company.

2.06 "Business Combination" has the meaning set forth in Section 2.08(d).

2.07 "Cause" means with respect to any Employee:

(a) If the Employee is a party to an employment or service agreement with the Company or one of its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or

(b) If no such agreement exists, or if such agreement does not define Cause means the following:

(i) the Employee shall have committed an act of dishonesty constituting a felony and resulting or intending to result directly or indirectly in gain or personal enrichment at the expense of the Company or an Affiliate;

(ii) the Employee's use of alcohol or other drugs which interferes with the performance by the Employee or the Consultant of his or her duties for the Company or an Affiliate;

(iii) the Employee deliberately and intentionally refused or otherwise failed (for reasons other than incapacity due to accident or physical or mental illness) to perform Employee's duties to the Company or an Affiliate, with such refusal or failure continuing for a period of at least 30 consecutive days following the receipt by the Employee of written notice from the Company or an Affiliate setting forth in detail the facts upon which the Company or the Affiliate relies in concluding that the Employee has deliberately and intentionally refused or failed to perform such duties;

(iv) the Employee's material violation of the Company's Code of Conduct (or similar code of conduct maintained by an Affiliate); or

(v) the Employee's conduct that brings discredit on or injures the reputation of the Company, in the Company's reasonable discretion.

The Committee may determine that a Consultant is terminated for Cause as a result of a violation of the Company's Code of Conduct (or similar code of conduct maintained by an Affiliate). For purposes of the Plan, the Committee shall determine the effect of all matters and questions relating to whether an Employee has been discharged for Cause, including but not limited to terminations pursuant to the Company's Code of Conduct.

2.08 "Change in Control" of the Company means:

(a) a majority of the members of the Board are replaced during any twelve-month (12) period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election;

(b) the acceptance and completion of a tender offer or exchange offer by any entity, person or group (including any affiliates of such entity, person or group, other than an Affiliate of the Company) for fifty percent (50%) or more of the outstanding voting power of all capital stock of the Company;

(c) the acquisition by any entity, person or group (including any affiliates of such entity, person or group, other than an Affiliate of the Company) of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Company's capital stock entitled to fifty percent (50%) or more of the outstanding voting power of all capital stock of the Company;

(d) a merger, consolidation, division, share exchange, or any other transaction or a series of transactions outside the ordinary course of business involving the Company (a "Business Combination"), as a result of which the holders of the outstanding voting capital stock of the Company immediately prior to such Business Combination, excluding any shareholder who is a party to the Business Combination (other than the Company) or is such party's affiliate as defined in the Exchange Act, hold less than a majority of the voting capital stock of the surviving or resulting corporation; or

(e) the transfer of substantially all of the assets of the Company other than to a wholly owned subsidiary of the Company.

2.09 "Code" means the Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

2.10 "Code of Conduct" means the Company's Code of Conduct approved by the Board, as amended from time to time, and posted on the Company's website.

2.11 "Committee" means the Human Resources Committee of the Board, or such other committee of the Board appointed by the Board to administer this Plan, in accordance with Article 3.

2.12 "Common Stock" means the common stock, par value $2.50 per share, of the Company.

2.13 "Company" means Fulton Financial Corporation a Pennsylvania business corporation, and any successor thereto.

2.14 "Consultant" means any former director, employee or advisory board member of the Company or an Affiliate who is subsequently engaged by the Company or an Affiliate to render consulting or advisory services. The term "Consultant" shall not include a current Director, advisory board member or a current member of the board of an Affiliate.

2.15 "Continuous Service" means that the Participant's service with the Company or an Affiliate, whether as an Employee or Consultant, is not interrupted or terminated. The Participant's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee or Consultant or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate will not constitute an interruption of Continuous Service. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

2.16 "Covered Employee" has the same meaning as set forth in Section 162(m)(3) of the Code, as interpreted by Internal Revenue Service Notice 2007-49.

2.17 "Date of Grant" means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

2.18 "Date of Exercise" in respect of any Option granted under the Plan means the date on which the Participant's written notice of Exercise is received by the Company pursuant to procedures prescribed by the Committee.

2.19 "Disability" means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; provided, however, for purposes of determining the term of an Incentive Stock Option pursuant to Article 6 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. Whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Article 6 hereof, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

2.20 "Disqualifying Disposition" has the meaning set forth in Section 6.04.

2.21 "Director" means a member of the Board.

2.22 "Effective Date" is described in Article 18.

2.23 "Employee" means any person employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee means an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code.

2.24 "Exchange Act" has the meaning set forth in Section 2.08(c).

2.25 "Exercise" in respect of an Option, means the delivery by the Participant to the Secretary of the Company of a written notice of exercise in the form specified by the Committee, accompanied by payment in full of the Option Exercise Price.

2.26 "Fair Market Value" means, as of any date, the value of a share of the Common Stock as determined below. If the Common Stock is listed on any national stock exchange or national interdealer quotation system, the Fair Market Value shall be the closing price on the Date of Grant (or if no sales of shares were reported on any stock exchange or quoted on any interdealer quotation system on that day, the price on the next preceding trading day on which such price was quoted) as quoted on such exchange or interdealer quotation system on the day of determination, as reported in the Wall Street Journal or such other source as the Committee deems reliable. In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons.

2.27 "Incentive Stock Option" means an Option issued pursuant to the Plan that meets the requirements of Section 422 of the Code, as set forth in Section 6.03.

2.28 "Independent" **or** "Independence" means, with respect to a Director who is a Committee member, the independence requirements applicable to a Committee member under the rules and regulations of the U.S. Securities and Exchange Commission and the national securities exchange or national interdealer quotation system on which the Common Stock is then listed or quoted.

2.29 "Non-Employee Director" means a Director who is a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act.

2.30 "Non-Qualified Stock Option" means an Option issued pursuant to the Plan that is not intended to be an Incentive Stock Option.

2.31 "Option" means a right granted to a Participant to purchase Shares at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.32 "Optionee" means a Participant to whom an Option has been awarded.

2.33 "Option Exercise Price" means the price at which a Share of Common Stock may be purchased upon the Exercise of an Option.

2.34 "Outside Director" means a Director who is an "outside director" within the meaning of Section 162(m) of the Code and Treasury Regulations Section 1.162-27(e)(3) or any successor to such statute and regulation.

2.35 "Participant" means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

2.36 "Performance Compensation Award" means any Award designated by the Committee as a Performance Compensation Award pursuant to Article 10 of the Plan.

2.37 "Performance Criteria" means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (or Affiliate, division, business unit or operational unit of the Company) and shall be limited to one or more of the following, used individually or in ratios or other combinations: (a) basic earnings per share; (b) basic cash earnings per share; (c) diluted earnings per share; (d) core earnings per share; (e) diluted cash earnings per share; (f) earnings before taxes; (g) net income; (h) net interest income; (i) non-interest income; (j) revenue; (k) efficiency ratio; (l) salaries and benefits efficiency ratio; (m) return on average assets; (n) core return on average assets; (o) core return on equity; (p) return on average shareholders' equity; (q) return on average tangible shareholders' equity; (r) core earnings; (s) operating income; (t) net interest margin; (u) net interest rate spread; (v) growth in assets, loans or deposits; (w) loan production volume; (x) sales; (y) net charge-offs; (z) nonperforming/classified assets;

(aa) classified loans; (bb) cash flow; (cc) capital level (core or risk-based); (dd) interest rate risk exposure-net portfolio value; (ee) interest rate risk-sensitivity; (ff) liquidity; (gg) strategic business objectives, cost control, business expansion goals, and goals relating to acquisitions or divestitures, or goals relating to capital raising and capital management; (hh) objective customer service measures or indices, (ii) stock price (including, but not limited to, growth measures and total shareholder return); (jj) operating expense as a percentage of average assets; (kk) core deposits as a percentage of total deposits; (ll) net charge-off percentage; (mm) loan delinquency rates; and (nn) market share.

Any one or more of the Performance Criteria may be used on an absolute or relative basis in any combination or ratio, or year-over-year change to measure the performance of the Company and/or an Affiliate as a whole or any division, business unit or operational unit of the Company and/or an Affiliate or any combination thereof, as the Committee may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the Committee, in its sole discretion, deems appropriate.

To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period. In the event that applicable tax and/or securities laws change to permit the Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such changes, the Committee has sole discretion to make such changes without obtaining shareholder approval.

2.38 "Performance Formula" means, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

2.39 "Performance Goals" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. To the extent that the Committee does not cause the Performance Compensation Awards granted to any Participant for the Performance Period to fail to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee may, in its sole and absolute discretion, adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants based on the following events: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (h) foreign exchange gains and losses; and (i) a change in the Company's fiscal year.

2.40 "Performance Period" means the one or more periods of time not less than one fiscal quarter in duration, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to any the payment of a Performance Compensation Award.

2.41 "Performance Share Award" means any Award granted pursuant to Article 9 hereof.

2.42 "Performance Share" means the grant of a right to receive a number of actual shares of Common Stock or share units based upon the performance of the Company during a Performance Period, as determined by the Committee.

2.43 "Plan" means this Fulton Financial Corporation Amended and Restated Equity and Cash Incentive Compensation Plan.

2.44 "Repricing" means any transaction performed with the intent or effect of (a) reducing the exercise price of any outstanding Option or Stock Appreciation Right Awards; (b) cancelling or exchanging outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or replacement Options and/or Stock Appreciation

Rights, including through a tender offer process, with exercise prices that are less than the exercise price of the cancelled or exchanged Options and/or Stock Appreciation Rights; or (c) any similar share exchange transaction involving outstanding Awards.

2.45 "Restricted Award" means any Award granted pursuant to Article 8.

2.46 "Restricted Period" has the meaning set forth in Section 8.01.

2.47 "Restricted Stock" has the meaning set forth in Section 8.01.

2.48 "Restricted Stock Unit" has the meaning set forth in Section 8.01.

2.49 "Retirement" means retirement from employment with the Company or any Affiliate after achieving age 60 with at least 10 years of service to the Company or any Affiliate.

2.50 "Securities Act" has the meaning set forth in Section 14.02.

2.51 "Shares" means shares of Common Stock subject to Awards or available for future Awards under this Plan.

2.52 "Stock Appreciation Right" means the right pursuant to an Award granted under Article 7 to receive, upon exercise, an amount payable in cash or Shares equal to the number of Shares subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of a Share on the date the Award is exercised, over (b) the exercise price specified in the Stock Appreciation Right Award Agreement.

2.53 "Ten Percent Shareholder" means a person who on the Date of Grant owns, either directly or within the meaning of the attribution rules in Section 424(d) of the Code, stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any one of its subsidiaries, as defined respectively in Sections 424(e) and 424(f) of the Code.

Article 3. Administration of the Plan.

3.01 **Committee Composition**. The Plan shall be administered by the Committee, or, in the Board's sole discretion, by the Independent Directors on the Board. The Board may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, however caused, shall be filled by the Board. The Board may abolish the Committee at any time and revest in the Independent Directors on the Board the administration of the Plan. Each member of the Committee shall be Independent. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors who are also Outside Directors. The Board shall have discretion to determine whether or not it intends to comply with the requirements of Rule 16b-3 promulgated under the Exchange Act and/or Section 162(m) of the Code. However, if the Board intends to satisfy such exemption requirements, with respect to Awards to any Covered Employee and with respect to any reporting person subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors who are also Outside Directors. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors who are also Outside Directors. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members. Minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.02 **Delegation**. The Committee, or if no Committee has been appointed, the Board, may delegate administration of the Plan to a committee or committees of one or more members of the Board. The Committee shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and reference in this Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Within the scope of such authority, the Board or the Committee may also (a) delegate to a committee of one or more members of the Board who are not Outside Directors or to senior management the authority to grant Awards to eligible individuals who are either (i) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award or (ii) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code or (b) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible individuals who are not then subject to Section 16 of the Exchange Act.

3.03 **Authority of Committee**. Subject to the terms of the Plan, the Committee's charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee shall be vested with full authority:

(a) to adopt, amend and rescind such rules and regulations as it deems necessary or desirable to administer the Plan;

(b) to construe, interpret and apply the provisions of the Plan;

(c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d) to delegate its authority to one or more officers of the Company with respect to Awards that do not involve Covered Employees or "insiders" within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted under the Plan and the applicable Date of Grant;

(f) from time to time to select, subject to the limitations set forth in this Plan, those Participants to whom Awards shall be granted;

(g) to determine the number of Shares to be made subject to each Award;

(h) to determine whether an Option is to be an Incentive Stock Option or a Non-Qualified Stock Option;

(i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price, medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j) to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the Performance Criteria that will be used to establish the Performance Goals, the Performance Period(s) and the number of Performance Shares earned by a Participant;

(k) to designate an Award (including a cash bonus) as a Performance Compensation Award and to select the Performance Criteria that will be used to establish the Performance Goals;

(l) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant's rights or increases a Participant's obligations under his or her Award or creates or increases a Participant's federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant's consent;

(m) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment or service for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company's employment policies, subject to the requirements of Section 409A of the Code;

(n) to make decisions with respect to outstanding Awards that may become necessary upon a Change in Control or an event that triggers anti-dilution adjustments;

(o) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(p) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a Repricing, shareholder approval shall be required before the Repricing is effective. Any determination, decision or action of the Committee in connection with the construction, interpretation, administration or application of the Plan shall be final, conclusive and binding upon the Company and all Participants and any person claiming under or through a Participant, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.04 Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, no member of the Committee or of the Board shall be liable for any determination, decision or action made in good faith with respect to the Plan or any Award granted under the Plan.

Article 4. Shares Subject to the Plan.

4.01 Shares Subject to the Plan. Subject to adjustment as provided in Article 12, the total number of Shares available for the grant of Awards under the Plan shall be 17,887,167 Shares (as restated for stock splits and dividends). As of the Effective Date, the number of Shares available for future Awards under this Plan is 11,811,046 Shares. For purposes of Section 162(m) and Section 422 of the Code, in no event shall any Participant receive Awards to acquire more than 500,000 Shares in any fiscal year of the Company. During the term of each Award, the Company shall keep reserved at all times the number of shares of Common Stock required to satisfy all such Awards. As the Committee may determine from time to time, the shares of Common Stock available for distribution under the Plan may consist either in whole or in part of authorized but unissued Common Stock or shares of Common Stock held in treasury.

4.02 Recycling of Shares. Any Shares subject to an Award that is cancelled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Any Shares that are issued upon the exercise or vesting of an Award shall be deducted from the available Shares under the Plan as one (1) Share for each Share issued under the Award. Notwithstanding anything to the contrary contained herein, Shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such Shares are (a) Shares tendered in payment of the Option Exercise Price, (b) Shares delivered to or withheld by the Company to satisfy any tax withholding obligation, or (c) Shares covering an Option or a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award.

Article 5. Eligibility.

5.01 General. All Employees and Consultants of the Company or any of its Affiliates are eligible to participate in the Plan, whether now existing as an Affiliate or later become an Affiliate. The Committee shall determine, in its discretion, which such eligible persons shall be granted Awards and become Participants in this Plan.

5.02 Eligibility for Specific Awards. Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees and Consultants and those individuals whom the Committee determines are reasonably expected to become Employees and Consultants following the Date of Grant.

5.03 Ten Percent Shareholders. An Incentive Stock Option shall not be granted to a Ten Percent Shareholder unless the Option Exercise Price is at least 110% of the Fair Market Value of the Common Stock at the Date of Grant and the Option is not exercisable after the expiration of five (5) years from the Date of Grant.

Article 6. Option Provisions.

6.01 **General**. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Article 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Each Option shall specify the number of Shares that may be purchased pursuant to the Option, the Option Exercise Price, the term of the Option, vesting schedule and such other terms, conditions and limitations established by the Committee as are consistent with the terms of the Plan. The Award Agreement shall identify the Option as a Non-Qualified Stock Option or an Incentive Stock Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) **Term**. Subject to the provisions of Section 5.03 regarding Ten Percent Shareholders, no Option shall be exercisable after the expiration of ten (10) years from the Date of Grant.

(b) **Option Exercise Price of an Incentive Stock Option.** Subject to the provisions of Section 5.03 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Stock Option shall not be less than 100% of the Fair Market Value of the Shares subject to the Option on the Date of Grant. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) **Option Exercise Price of a Non-Qualified Stock Option.** The Option Exercise Price of each Non-Qualified Stock Option shall not be less than 100% of the Fair Market Value of the Shares subject to the Option on the Date of Grant. Notwithstanding the foregoing, a Non-Qualified Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.

(d) **Consideration.** Each Participant who elects to Exercise an Option granted pursuant to the Plan shall be required to give written notice to the Company of such election and of the number of Shares he or she has elected to purchase, in such form as the Committee shall have prescribed or approved. At the time of Exercise of the Option, the price of the Shares purchased shall become immediately due and payable (i) in cash or by check, (ii) by tendering to the Company Shares of the Company that have been held by the Participant for at least six months, having a Fair Market Value as of the Date of Exercise equal to the Option Exercise Price, (iii) by any method established by the Committee to facilitate ownership of Shares, including so-called "cashless exercise", (iv) by reduction in the number of Shares otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of Exercise, (v) by any combination of the methods of payment described in (i), (ii), (iii) or (iv), or (vi) in any other form of legal consideration that may be acceptable to the Committee. Notwithstanding the foregoing, during any period for which the Shares are publicly traded (i.e., the Common Stock is listed on any national stock exchange or a national interdealer quotation system) an Exercise by an Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

(e) **Transferability.** An Option shall not be transferable except by will, by the laws of descent and distribution, or pursuant to a domestic relations order entered into by a court of competent jurisdiction, and shall be exercisable during the lifetime of the Optionee only by the Optionee. Notwithstanding the foregoing, the Optionee may, by delivering written notice to the Company, in a form satisfactory to the Company designate a third party who, in the event of the death of the Optionee, shall thereafter be entitled to Exercise the Option.

6.02 Termination of Continuous Service. Unless otherwise provided in the terms of an Award Agreement, a vested Option may be Exercised by an Optionee only while the Optionee is an Employee of or Consultant to the Company or an Affiliate and has maintained Continuous Service as an Employee or Consultant since the Date of Grant of the Option, except if the Optionee's Continuous Service ceases by reason of the Optionee's Disability, death or Retirement or as a result of layoff or position elimination.

If the Continuous Service of an Optionee is terminated:

(a) as a result of the Optionee's Disability, such Optionee may, but only within a one (1) year period from the date of such termination of Continuous Service (and no later than the date that the Option would otherwise expire), Exercise the Option to the extent the Optionee was entitled to Exercise it at the date of such termination of Continuous Service;

(b) as a result of the Optionee's death, to the extent the Optionee was entitled to Exercise the Option immediately prior to the Optionee's death, such Option of the deceased Optionee may be Exercised, but only within one (1) year from the date of the Optionee's death (and no later than the date on which such Option would otherwise expire), by the person or persons (including the Optionee's estate) to whom the Optionee's rights under such Option shall have passed by will or by the laws of descent and distribution;

(c) as a result of the Optionee's Retirement, the Optionee may Exercise his or her currently exercisable Options for up to one year from the date of his or her Retirement (but not beyond the date when the Option would otherwise expire); however, if exercisable Incentive Stock Options are not Exercised within 90 days of Retirement, they will convert automatically to Non-Qualified Stock Options; and

(d) as a result of layoff or position elimination, the Optionee may Exercise vested Options for up to 90 days (but no later than the date the Option would expire) following the date of such termination.

On the date of termination of Continuous Service, all unvested Options shall be cancelled.

6.03 Incentive Stock Option Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company and its Affiliates) exceeds the limitation imposed by Section 422 of the Code (currently $100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-Qualified Stock Options.

6.04 Incentive Stock Option Qualifying Disposition. With respect to Shares acquired as a result of the Exercise of an Incentive Stock Option, any disposition of such Shares other than by will or by the laws of descent and distribution before the later of the expiration of the two (2) year period beginning on the Date of Grant of such Incentive Stock Option, or the expiration of the one (1) year period beginning on the date of the transfer of such Shares pursuant to such Exercise, will not be prohibited by the Plan, but may disqualify the disposition from receiving favorable tax treatment under Section 421(a) of the Code. The Committee may require an Optionee to give prompt notice (as described below) to the Company concerning any disposition of Shares received upon the Exercise of an Incentive Stock Option within: (i) two (2) years from the date of granting such Incentive Stock Option to such Optionee, (ii) one (1) year from the transfer of such shares of Stock to such Optionee, or (iii) such other period as the Committee may from time to time determine. The Committee may direct in the applicable Award Agreement that an Optionee with respect to an Incentive Stock Option undertake to give such notice described in the preceding sentence at such time and containing such information as the Committee may prescribe, and/or that the certificates or book entry registration evidencing Shares acquired by Exercise of an Incentive Stock Option refer to such requirement to give such notice. Notice means written notification actually received by the Company at its executive offices on a day when the Company's executive offices are open for business, or, if received after such time, such notice shall be deemed received on the next such day, which notice may be delivered in such manner as may be prescribed from time to time by the Committee.

Article 7. Stock Appreciation Rights.

7.01 General. Each Stock Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Stock Appreciation Right so granted shall be subject to the conditions set forth in this Article 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

7.02 Term. The term of a Stock Appreciation Right granted under the Plan shall be determined by the Committee; provided, however, no Stock Appreciation Right shall be exercisable later than the tenth anniversary of the Date of Grant.

7.03 Exercise and Payment. Upon exercise of a Stock Appreciation Right, the holder shall be entitled to receive from the Company in cash (unless otherwise provided) an amount equal to the number of Shares subject to the Stock Appreciation Right that is being Exercised multiplied by the excess of (i) the Fair Market Value of a Share on the date the Award is exercised, over (ii) the exercise price specified in the Stock Appreciation Right. Payment, if any, with respect to the exercise of a Stock Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of Shares (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.

7.04 Exercise Price. The exercise price of a Stock Appreciation Right shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of one Share on the Date of Grant of such Stock Appreciation Right. A Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per Share subject to the Stock Appreciation Right exceeds the exercise price per Share thereof.

Article 8. Restricted Awards.

8.01 General. A Restricted Award is an Award of actual Shares ("**Restricted Stock**") or hypothetical Common Stock units ("**Restricted Stock Units**") having a value equal to the Fair Market Value of an identical number of Shares, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the "**Restricted Period**") as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Article 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

8.02 Restricted Stock. Each Participant granted Restricted Stock shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an Award Agreement evidencing a Restricted Stock Award and, if applicable, an escrow agreement and stock power, or such other agreements and documents as the Committee may require, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock.

At the discretion of the Committee, a Participant may be granted the right to receive dividends; provided that any cash dividends and stock dividends with respect to the Restricted Stock shall be withheld by the Company for the Participant's account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Committee. The cash dividends or stock dividends so withheld by the Committee and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

8.03 Restricted Stock Units. The terms and conditions of a grant of Restricted Stock Units shall be reflected in an Award Agreement. No Shares shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside a fund for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

At the discretion of the Committee, each Restricted Stock Unit (representing one Share) may be credited with cash, Shares or other property equivalent to all or a portion of the dividends paid with respect to the outstanding Common Stock paid by the Company in respect of one Share ("Dividend Equivalents"). Dividend Equivalents shall be withheld by the Company for the Participant's account, and interest may be credited on the amount of cash Dividend Equivalents withheld at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant's account and attributable to any particular Restricted Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit and, if such Restricted Stock Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

8.04 Restrictions.

(a) Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate, or exercise control over a book entry account; (B) the Shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the Shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such Shares are forfeited, the stock certificates shall be returned to the Company, or book entry positions cancelled, and all rights of the Participant to such Shares and as a shareholder with respect to such Shares shall terminate without further obligation on the part of the Company.

(b) A Restricted Stock Units Award shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(c) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock and Restricted Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock or Restricted Stock Units are granted, such action is appropriate.

8.05 Delivery of Restricted Stock and Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any Shares of Restricted Stock, the restrictions set forth in Section 8.04 and the applicable Award Agreement shall be of no further force or effect with respect to such Shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall cause a book entry notation to be made or deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the Shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full Share) and any cash dividends or stock dividends credited to the Participant's account with respect to such Restricted Stock and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one Share for each such outstanding Restricted Stock Unit ("Vested Unit") and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 8.03 hereof and the interest thereon or, at the discretion of the Committee, in Shares having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Shares in lieu of delivering only Shares for Vested Units. If a cash payment is made in lieu of delivering Shares, the amount of such payment shall be equal to the Fair Market Value of the Shares as of the date on which the Restricted Period lapsed with respect to each Vested Unit.

8.06 **Stock Restrictions**. Each certificate, or book entry account, representing Restricted Stock awarded under the Plan shall bear a legend in such form, or be subject to transfer restrictions, as the Company deems appropriate.

Article 9. Performance Share Awards.

9.01 **Grant of Performance Share Awards**. Each Performance Share Award granted under the Plan shall be evidenced by an Award Agreement. Each Performance Share Award so granted shall be subject to the conditions set forth in this Article 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. The Committee shall have the discretion to determine: (i) the number of Shares or Share-denominated units subject to a Performance Share Award granted to any Participant; (ii) the Performance Period applicable to any Award; (iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions and restrictions of the Award.

9.02 **Earning Performance Share Awards**. The number of Performance Shares earned by a Participant will depend on the extent to which the Performance Goals established by the Committee are attained within the applicable Performance Period, as determined by the Committee. No payout shall be made with respect to any Performance Share Award except upon written certification by the Committee that the minimum threshold Performance Goal(s) have been achieved.

9.03 **Dividend Equivalents.** At the discretion of the Committee, each Performance Share Award (representing one Share) may be credited with Dividend Equivalents. Dividend Equivalents shall be withheld by the Company for the Participant's account, and interest (for cash-settled Dividend Equivalents) or additional Dividend Equivalents (for stock-settled Dividend Equivalents) may be credited on the amount of Dividend Equivalents withheld at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant's account and attributable to any particular Performance Share Award (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Performance Share Award and, if such Performance Share Award is unearned or is forfeited, the Participant shall have no right to such Dividend Equivalents.

Article 10. Performance Compensation Awards.

10.01 **General**. The Committee shall have the authority, at the time of grant of any Award described in this Plan, to designate such Award as a Performance Compensation Award in order to qualify such Award as "performance-based compensation" under Section 162(m) of the Code. In addition, the Committee shall have the authority to make an Award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award in order to qualify such Award as "performance-based compensation" under Section 162(m) of the Code.

10.02 **Eligibility**. The Committee will, in its sole discretion, designate within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code) which Participants will be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Participant eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this Article 10. Moreover, designation of a Participant eligible to receive an Award hereunder for a particular Performance Period shall not require designation of such Participant eligible to receive an Award hereunder in any subsequent Performance Period and designation of one person as a Participant eligible to receive an Award hereunder shall not require designation of any other person as a Participant eligible to receive an Award hereunder in such period or in any other period.

10.03 **Discretion of Committee with Respect to Performance Compensation Awards**. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period (provided any such Performance Period shall be not less than one fiscal quarter in duration), the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s) that is (are) to apply to the Performance Formula. Within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the

Code), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this Section 10.03 and record the same in writing.

10.04 Payment of Performance Compensation Awards.

(a) **Condition to Receipt of Payment.** Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(b) **Limitation.** A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and/or (B) the Performance Formula, as applied against such Performance Goals indicates that all or some portion of such Participant's Performance Compensation Award has been earned for the Performance Period.

(c) **Certification.** Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant's Performance Compensation Award for the Performance Period.

(d) **Use of Discretion.** In determining the actual size of an individual Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained or (B) increase a Performance Compensation Award above the maximum amount payable under Section 10.04(f) of the Plan.

(e) **Timing of Award Payments.** Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Article 10, but in no event earlier than the end of the Performance Period or later than June 30 of the calendar year following the calendar year during which the Performance Period is completed. Payment of Awards to an individual Employee may be subject to an election to defer receipt under a nonqualified deferred compensation plan maintained by the Company.

(f) **Maximum Award Payable.** The maximum Performance Compensation Award payable in Shares to any one Participant under the Plan for any fiscal year is subject to the limitation set forth in Section 4.01. The maximum aggregate Performance Compensation Awards payable in cash to any one Participant for any designated Performance Period is $5,000,000. Any Performance Compensation Award for which payment has been deferred shall not (between the date as of which the Award is deferred and the payment date) increase (1) with respect to a Performance Compensation Award that is payable in cash, by a measuring factor for each fiscal year greater than a reasonable rate of interest set by the Committee or (2) with respect to a Performance Compensation Award that is payable in Shares, by an amount greater than the appreciation of a Share from the date such Award is deferred to the payment date.

Article 11. Vesting.

11.01 General. The Committee shall specify the vesting schedule or conditions of each Award. Unless the Committee specifies a different vesting schedule or terms and conditions at the Date of Grant, the terms of this Article 11 shall apply.

11.02 Time-Vested Awards. Awards that have a time or service-based vesting schedule and are not subject to performance vesting requirements ("Time-Vested Awards") will vest and become Exercisable, or have lapse of forfeiture restrictions, as applicable, (unless the Committee provides otherwise in the Award Agreement) on the third anniversary of the Date of Grant. All Stock Option and Stock Appreciation Rights Time-Vested Awards shall (unless the Committee provides otherwise in the Award Agreement) automatically vest upon death, Disability or Retirement. Forfeiture restrictions on Restricted Stock Time-Vested Awards shall (unless the Committee provides otherwise in the Award Agreement) automatically lapse upon death or Disability, but shall not automatically lapse upon Retirement. Forfeiture restrictions on Restricted Stock Unit Time-Vested Awards shall (unless the Committee provides otherwise in the Award Agreement) automatically lapse upon death, Disability or Retirement; provided, however, if a Restricted Stock Unit Time-Vested Award becomes payable upon Retirement (and such Retirement constitutes a separation from service within the meaning of Code Section 409A), such Restricted Stock Unit Time-Vested Award will not be paid until the date that is six months following such date of Retirement. In no event will the Committee, in the exercise of its discretion, establish a vesting period for a Restricted Stock or Restricted Stock Unit Time Vested Award that is less than one year after the Date of Grant. In the case of Restricted Stock Units that vest pursuant to this Section 11.02 (and subject to the six-month delay for payment of Time-Vested Restricted Stock Units payable upon Retirement), such Awards shall be settled no later than two and a half months following the end of the year in which such Award vests.

11.03 Performance Awards.

(a) **General.** Each Performance Compensation Award and Performance Share Award shall be subject to the Committee determination, based on Performance Goals for the Performance Periods to which such Award relates, as to whether the Award is earned and the extent to which it is earned. Such Awards shall be subject to the Committee's certification of the attainment of such Performance Goals in accordance with the terms of Articles 9 and 10. Except as provided for below, no Award that is intended to be considered performance-based under Section 162(m) shall be permitted to accelerate upon Retirement or other termination of service other than for death or Disability.

(b) **Retirement Vesting.** Upon a Participant's Retirement prior to the end of a Performance Period, the Committee shall (i) determine the extent to which Performance Goals with respect to such Performance Period have been met during or with respect to the period of the Participant's active employment, and (ii) cause to be paid to the applicable Participant partial or full Awards for such future Performance Period based upon the Committee's determination of the degree of attainment of Performance Goals.

Article 12. Changes in Capital Structure.

12.01 Adjustment Upon Changes in the Common Stock. In the event of any change in the Common Stock through merger, consolidation, reorganization, recapitalization, reincorporation, stock split, stock dividend or other change in the corporate structure of the Company, the Committee shall appropriately adjust the maximum number of Shares subject to the Plan, all Awards then currently outstanding, the maximum number of Shares with respect to which any one person may be granted Awards during any period as set forth in Sections 4.01 and 10.04(f) of the Plan, and the exercise price of Options and Stock Appreciation Rights, so that upon Exercise, the Participant shall receive the same number of Shares in exchange for the same aggregate exercise price he or she would have received had he or she been the holder of all Shares subject to his or her outstanding Options and Stock Appreciation Rights immediately before the effective date of such change in the capital structure of the Company, and the benefits, rights and features relating to Shares underlying Restricted Awards shall be appropriately adjusted consistent with such change in such manner as the Committee may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, participants in the Plan. Any such adjustment shall not result in the issuance of fractional shares, and the Committee shall round down the number of Shares subject to any outstanding Award unless the transaction that resulted in the capital structure change specifically authorizes a rounding up of the shares. Each such adjustment shall be made in such manner so as not to constitute a "modification" in the case of Incentive Stock Options as defined in Section 424 of the Code and in the case of Non-Qualified Stock Options, in such manner so as not to constitute a "modification" within the meaning of Section 409A of the Code. Any adjustments made under this Section 12.01 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. Further, with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, any adjustments or substitutions will not cause the Company to be denied a tax deduction on account of Section 162(m) of the Code.

12.02 Adjustment Binding. Any adjustment by the Committee pursuant to this Article 12 in the number of Shares subject to the Plan or to any outstanding Award, or to the exercise price stated in any Option or Stock Appreciation Right, or to the benefits, rights and features relating to Restricted Awards, shall be final, binding and conclusive. Notice of any adjustment shall be given by the Company to each Participant holding an Award which shall have been so adjusted.

12.03 Adjustment to Grants. The grant of an Award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

Article 13. Effect of Change in Control.

13.01 General. Unless otherwise provided in an Award Agreement, notwithstanding any provision of the Plan to the contrary:

(a) In the event of a Participant's termination of Continuous Service without Cause during the 12-month period following a Change in Control, notwithstanding any provision of the Plan or any applicable Award Agreement to the contrary, all Options and Stock Appreciation Rights shall become immediately exercisable with respect to 100% of the Shares subject to such Options or Stock Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to 100% of the shares of Restricted Stock or Restricted Stock Units as of the date of the Participant's termination of Continuous Service.

(b) With respect to Performance Compensation Awards, in the event of a Change in Control, all incomplete Performance Periods in respect of such Award in effect on the date the Change in Control occurs shall end on the date of such change and the Committee shall (i) determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information then available as it deems relevant and (ii) cause to be paid to the applicable Participants partial or full Awards with respect to Performance Goals for each such Performance Period based upon the Committee's determination of the degree of attainment of Performance Goals or, if not determinable, assuming that the applicable "target" levels of performance have been attained.

13.02 Committee Discretion. In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per Share received or to be received by other shareholders of the Company in the event. In the case of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the price paid for a Share in connection with the Change in Control, the Committee may cancel the Option or Stock Appreciation Right without the payment of consideration therefor.

13.03 Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

Article 14. Registration of Stock.

14.01 General. No Option granted pursuant to the Plan shall be exercisable, nor shall Restricted Stock vest, in whole or in part, if at any time the Committee shall determine in its discretion that the listing, registration or qualification of the Shares subject to such Option or the Restricted Stock on any securities exchange or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Option (or the issuance of Shares thereunder) or the vesting of such Restricted Stock, unless such listing, registration, qualification, consent or approval may be effected or obtained free of any conditions not acceptable to the Committee.

14.02 Restrictions. If a registration statement under the Securities Act of 1933 (the "**Securities Act**") with respect to the Shares issuable upon Exercise of any Option, Restricted Stock or other Award granted under the Plan is not in effect at the time of Exercise, as a condition of the issuance of the Shares, the Committee may require the Participant receiving Shares pursuant to an Award to give the Committee a written statement, satisfactory in form and substance to the Committee, that he or she is acquiring the Shares for his or her own account for investment and not with a view to its distribution. The Company may place upon any stock certificate issued in connection with an Award the following legend or such other legend as the Committee may prescribe to prevent disposition of the Shares in violation of the Securities Act or any other applicable securities law:

> *"The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be sold, pledged, hypothecated or otherwise transferred or offered for sale in the absence of an effective registration statement covering such shares which has been filed under the Act or a written opinion of counsel for the Company that registration is not required."*

Article 15. Tax Withholding. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant shall satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Shares under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold Shares from the Shares otherwise issuable to the Participant as a result of the Exercise or acquisition of Shares under the Award, provided, however, that no Shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered Shares of the Company.

Article 16. Amendment or Termination of the Plan.

16.01 Amendment of the Plan. The Board may at any time amend, modify, suspend or terminate the Plan; provided that, except as provided in Article 12, the Board may not, without the consent of the shareholders of the Company, make any amendment or modification which:

(a) increases the maximum number of Shares as to which Awards may be granted under the Plan,

(b) changes the class of eligible Participants,

(c) effects a Repricing transaction;

(d) increases materially the benefits accruing to a Participant under the Plan,

(e) is intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers; or

(f) otherwise requires the approval of the shareholders of the Company under Applicable Laws (including the requirements of Section 422 of the Code) or listing requirements relating to the Shares.

16.02 Amendments Pertaining to Qualification. Notwithstanding the provisions of Section 16.01 above, the Board reserves the right to amend or modify the terms and provisions of the Plan and of any outstanding Awards granted under the Plan to the extent necessary to qualify any or all Options granted under the Plan for such favorable federal income tax treatment (including deferral of taxation upon Exercise) as may be afforded employee stock options under Section 422 of the Code, the regulations promulgated thereunder, and any amendments or replacements thereof.

16.03 Term of the Plan. Unless previously terminated by the Board, the Plan shall terminate on, and no Award shall be granted after, the tenth anniversary of the Effective Date of the Plan.

16.04 No Impairment of Rights. No amendment, modification or termination of the Plan (whether by action of the Board or by expiration of the Plan term) shall in any manner negatively affect any Award theretofore granted under the Plan without the consent of the Participant or any person claiming under or through the Participant.

Article 17. General Provisions.

17.01 Non-Uniform Treatment. No Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants.

17.02 Shareholders. No Award shall confer on any Participant any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred to the Participant in accordance with the terms of the Award.

17.03 Employment or Service. Nothing contained in the Plan or any applicable award agreement shall confer upon any employee or other person any right to continue in the employ or service of the Company or any Affiliate or to interfere in any way with the right of the Company or any Affiliate to terminate his or her employment or service at any time or increase or decrease his or her compensation or fees from the rate in existence at the time of granting an Award.

17.04 Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

17.05 Clawback. Notwithstanding any other provisions in this Plan, any Award which is, or may become, subject to recovery under any law, regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to any policy implemented by the Company to effect such law, regulation or stock exchange listing requirement.

17.06 Recapitalizations. Each Award Agreement shall be deemed to contain provisions required to reflect the provisions of Article 12.

17.07 Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Shares or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company shall issue Shares or pay any amounts due within a reasonable period of time thereafter.

17.08 Deferral of Awards. The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

17.09 Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Committee may deem advisable.

17.10 Section 409A. The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Committee shall make a good faith effort to interpret and administer the Plan in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, (a) amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant's termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant's separation from service (or the Participant's death, if earlier), and (b) amounts payable upon the termination of a Participant's Continuous Service shall only be payable if such termination constitutes a "separation from service" within the meaning of Section 409A of the Code. Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

17.11 Section 16 Compliance. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 16.11, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

17.12 Section 162(m). To the extent the Committee issues any Award that is intended to be exempt from the deduction limitation of Section 162(m) of the Code, the Committee may, without shareholder or grantee approval, amend the Plan or the relevant Award Agreement retroactively or prospectively to the extent it determines necessary in order to comply with any subsequent clarification of Section 162(m) of the Code required to preserve the Company's federal income tax deduction for compensation paid pursuant to any such Award.

17.13 Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant's death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime.

17.14 Unfunded Plan. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the issuance of Shares or the payment of cash upon Exercise or payment of any Award. Proceeds from the issuance of Shares pursuant to Awards granted under the Plan shall constitute general funds of the Company. The expenses of the Plan shall be borne by the Company.

17.15 Acceptance of Terms and Conditions. By accepting any benefit under the Plan, each recipient of an Award under the Plan and each person claiming under or through such recipient shall be conclusively deemed to have indicated their acceptance and ratification of, and consent to, all of the terms and conditions of the Plan and any action taken under the Plan by the Committee, the Company or the Board, in any case in accordance with the terms and conditions of the Plan.

17.16 Liability. Any liability of the Company or any Affiliate to any recipient of an Award under the Plan with respect to any Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement. Neither the Company nor any Affiliate nor any member of the Committee or the Board, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability, in the absence of bad faith, to any party for any action taken or not taken in connection with the Plan, except as may expressly be provided by statute.

17.17 Choice of Law. The Plan shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to such state's choice of law provisions, except as superseded by applicable federal law.

17.18 Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

17.19 Headings. The words "Article," "Section" and "paragraph" shall refer to provisions of the Plan, unless expressly indicated otherwise. Wherever any words are used in the Plan or any Award agreement in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

Article 18. Effective Date. This Plan was approved by the Board on January 15, 2013, and shall be submitted to shareholders for approval at the 2013 Annual Meeting of Shareholders of the Company. The Effective Date of the Plan shall be the date on which such shareholder approval is obtained.

EXHIBIT B

REPORT OF AUDIT COMMITTEE

February 28, 2013

To the Board of Directors of Fulton Financial Corporation:

We have reviewed and discussed with management Fulton Financial Corporation's audited financial statements as of, and for the year ended, December 31, 2012.

We have discussed with representatives of KPMG LLP, Fulton Financial Corporation's independent auditor, the matters required to be discussed by the Statement on Auditing Standards No. 61, *The Auditor's Communication with Those Charged with Governance*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the letter from the independent auditor required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence,* as amended, by the PCAOB, and have discussed with the auditor the auditor's independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2012.

John M. Bond, Jr., Chair
George W. Hodges, Vice Chair
Denise L. Devine
Donald W. Lesher, Jr.
Albert Morrison III
Ernest J. Waters

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012,

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-10587

FULTON FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	**23-2195389**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One Penn Square, P. O. Box 4887, Lancaster, Pennsylvania	**17604**
(Address of principal executive offices)	**(Zip Code)**

(717) 291-2411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $2.50 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting Common Stock held by non-affiliates of the registrant, based on the average bid and asked prices on June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2.0 billion. The number of shares of the registrant's Common Stock outstanding on January 31, 2013 was 198,437,000.

Portions of the Definitive Proxy Statement of the Registrant for the Annual Meeting of Shareholders to be held on April 29, 2013 are incorporated by reference in Part III.

TABLE OF CONTENTS

Description		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	23
Item 2.	Properties	24
Item 3.	Legal Proceedings	24
Item 4.	Mine Safety Disclosures	24
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	25
Item 6.	Selected Financial Data	28
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	57
Item 8.	Financial Statements and Supplementary Data:	
	Consolidated Balance Sheets	64
	Consolidated Statements of Income	65
	Consolidated Statements of Comprehensive Income	66
	Consolidated Statements of Shareholders' Equity	67
	Consolidated Statements of Cash Flows	68
	Notes to Consolidated Financial Statements	69
	Management Report On Internal Control Over Financial Reporting	116
	Report of Independent Registered Public Accounting Firm	117
	Quarterly Consolidated Results of Operations (unaudited)	118
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	119
Item 9A.	Controls and Procedures	119
Item 9B.	Other Information	119
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	120
Item 11.	Executive Compensation	120
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	120
Item 13.	Certain Relationships and Related Transactions, and Director Independence	120
Item 14.	Principal Accounting Fees and Services	120
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	121
	Signatures	123
	Exhibit Index	125

PART I

Item 1. Business

General

Fulton Financial Corporation (the Corporation) was incorporated under the laws of Pennsylvania on February 8, 1982 and became a bank holding company through the acquisition of all of the outstanding stock of Fulton Bank on June 30, 1982. In 2000, the Corporation became a financial holding company as defined in the Gramm-Leach-Bliley Act (GLB Act), which allowed the Corporation to expand its financial services activities under its holding company structure (See "Competition" and "Supervision and Regulation"). The Corporation directly owns 100% of the common stock of six community banks and ten non-bank entities. As of December 31, 2012, the Corporation had approximately 3,570 full-time equivalent employees.

The common stock of Fulton Financial Corporation is listed for quotation on the Global Select Market of The NASDAQ Stock Market under the symbol FULT. The Corporation's internet address is www.fult.com. Electronic copies of the Corporation's 2012 Annual Report on Form 10-K are available free of charge by visiting "Investor Relations" at www.fult.com. Electronic copies of quarterly reports on Form 10-Q and current reports on Form 8-K are also available at this Internet address. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (SEC).

Bank and Financial Services Subsidiaries

The Corporation's six subsidiary banks are located primarily in suburban or semi-rural geographical markets throughout a five-state region (Pennsylvania, Delaware, Maryland, New Jersey and Virginia). Each of these banking subsidiaries delivers financial services in a highly personalized, community-oriented style, and decisions are generally made by the local management team in each market. Where appropriate, operations are centralized through common platforms and back-office functions.

From time to time, in some markets and in certain circumstances, merging subsidiary banks allows the Corporation to leverage one bank's stronger brand recognition over a larger market. It also enables the Corporation to create operating and marketing efficiencies and avoid direct competition among subsidiary banks. For example, in October 2011, the former Skylands Community Bank subsidiary consolidated with the former The Bank subsidiary to become Fulton Bank of New Jersey. In 2010, the former Delaware National Bank subsidiary consolidated into Fulton Bank, N.A.

The Corporation's subsidiary banks are located in areas that are home to a wide range of manufacturing, distribution, health care and other service companies. The Corporation and its banks are not dependent upon one or a few customers or any one industry, and the loss of any single customer or a few customers would not have a material adverse impact on any of the subsidiary banks.

Each of the subsidiary banks offers a full range of consumer and commercial banking products and services in its local market area. Personal banking services include various checking account and savings deposit products, certificates of deposit and individual retirement accounts. The subsidiary banks offer a variety of consumer lending products to creditworthy customers in their market areas. Secured consumer loan products include home equity loans and lines of credit, which are underwritten based on loan-to-value limits specified in the Corporation's lending policy. Subsidiary banks also offer a variety of fixed and variable-rate products, including construction loans and jumbo loans. Residential mortgages are offered through Fulton Mortgage Company, which operates as a division of each subsidiary bank. Consumer loan products also include automobile loans, automobile and equipment leases, personal lines of credit and checking account overdraft protection.

Commercial banking services are provided to small and medium sized businesses (generally with sales of less than $100 million) in the subsidiary banks' market areas. The maximum total lending commitment to an individual borrower was $39.0 million as of December 31, 2012, which is below the Corporation's regulatory lending limit. Commercial lending options include commercial, financial, agricultural and real estate loans. Floating, adjustable and fixed rate loans are provided, with floating and adjustable rate loans generally tied to an index such as the Prime Rate or the London Interbank Offered Rate. The Corporation's commercial lending policy encourages relationship banking and provides strict guidelines related to customer creditworthiness and collateral requirements. In addition, equipment leasing, letters of credit, cash management services and traditional deposit products are offered to commercial customers.

The Corporation also offers investment management, trust, brokerage, insurance and investment advisory services to consumer and commercial banking customers in the market areas serviced by the subsidiary banks.

The Corporation's subsidiary banks deliver their products and services through traditional branch banking, with a network of full service branch offices. Electronic delivery channels include a network of automated teller machines, telephone banking, mobile banking and online banking. The variety of available delivery channels allows customers to access their account information and perform certain transactions, such as transferring funds and paying bills, at virtually any hour of the day.

The following table provides certain information for the Corporation's banking subsidiaries as of December 31, 2012:

Subsidiary	Main Office Location	Total Assets	Total Deposits	Branches (1)
		(dollars in millions)		
Fulton Bank, N.A.	Lancaster, PA	$ 9,194	$ 6,717	119
Fulton Bank of New Jersey	Mt. Laurel, NJ	3,335	2,746	71
The Columbia Bank	Columbia, MD	1,997	1,541	39
Lafayette Ambassador Bank	Bethlehem, PA	1,406	1,105	23
FNB Bank, N.A.	Danville, PA	360	289	8
Swineford National Bank	Middleburg, PA	299	251	7
				267

(1) Remote service facilities (mainly stand-alone automated teller machines) are excluded. See additional information in "Item 2. Properties."

Non-Bank Subsidiaries

The Corporation owns 100% of the common stock of six non-bank subsidiaries which are consolidated for financial reporting purposes: (i) Fulton Reinsurance Company, LTD, which engages in the business of reinsuring credit life and accident and health insurance directly related to extensions of credit by the banking subsidiaries of the Corporation; (ii) Fulton Financial Realty Company, which holds title to or leases certain properties upon which Corporation branch offices and other facilities are located; (iii) Central Pennsylvania Financial Corp., which owns certain limited partnership interests in partnerships invested primarily in low and moderate income housing projects; (iv) FFC Management, Inc., which owns certain investment securities and other passive investments; (v) FFC Penn Square, Inc., which owns trust preferred securities issued by a subsidiary of Fulton Bank, N.A; and (vi) Fulton Insurance Services Group, Inc., which engages in the sale of various life insurance products.

The Corporation owns 100% of the common stock of four non-bank subsidiaries which are not consolidated for financial reporting purposes. The following table provides information for these non-bank subsidiaries, whose sole assets consist of junior subordinated deferrable interest debentures issued by the Corporation, as of December 31, 2012 (dollars in thousands):

Subsidiary	State of Incorporation	Total Assets
Fulton Capital Trust I	Pennsylvania	$ 154,640
Columbia Bancorp Statutory Trust	Delaware	6,186
Columbia Bancorp Statutory Trust II	Delaware	4,124
Columbia Bancorp Statutory Trust III	Delaware	6,186

Competition

The banking and financial services industries are highly competitive. Within its geographical region, the Corporation's subsidiaries face direct competition from other commercial banks, varying in size from local community banks to larger regional and national banks, credit unions and non-bank entities. With the growth in electronic commerce, the banks also face competition from financial institutions that do not have a physical presence in the Corporation's geographical markets.

The industry is also highly competitive due to the GLB Act. Under the GLB Act, banks, insurance companies or securities firms may affiliate under a financial holding company structure, allowing expansion into non-banking financial services activities that were previously restricted. These include a full range of banking, securities and insurance activities, including securities and insurance underwriting, issuing and selling annuities and merchant banking activities. While the Corporation does not currently engage in all of these activities, the ability to do so without separate approval from the Federal Reserve Board (FRB) enhances the ability of the Corporation – and financial holding companies in general – to compete more effectively in all areas of financial services.

As a result of the GLB Act, there is a great deal of competition for customers that were traditionally served by the banking industry. While the GLB Act increased competition, it also provided opportunities for the Corporation to expand its financial services offerings. The Corporation competes through the variety of products that it offers and the quality of service that it provides to its customers. However, there is no guarantee that these efforts will insulate the Corporation from competitive pressure, which could impact its pricing decisions for loans, deposits and other services and could ultimately impact financial results.

Market Share

Although there are many ways to assess the size and strength of banks, deposit market share continues to be an important industry statistic. This publicly available information is compiled as of June 30 of each year by the Federal Deposit Insurance Corporation (FDIC). The Corporation's banks maintain branch offices in 53 counties across five states. In eight of these counties, the Corporation ranked in the top three in deposit market share (based on deposits as of June 30, 2012). The following table summarizes information about the counties in which the Corporation has branch offices and its market position in each county.

				No. of Financial Institutions		Deposit Market Share (June 30, 2012)	
County	State	Population (2012 Est.)	Banking Subsidiary	Banks/ Thrifts	Credit Unions	Rank	%
Lancaster	PA	528,000	Fulton Bank, N.A.	18	11	2	24.3%
Berks	PA	414,000	Fulton Bank, N.A.	21	10	8	4.1%
Bucks	PA	628,000	Fulton Bank, N.A.	37	18	18	1.8%
Centre	PA	156,000	Fulton Bank, N.A.	17	4	15	1.6%
Chester	PA	510,000	Fulton Bank, N.A.	37	5	11	2.8%
Columbia	PA	68,000	FNB Bank, N.A.	6	—	5	4.5%
Cumberland	PA	241,000	Fulton Bank, N.A.	18	4	14	1.7%
Dauphin	PA	270,000	Fulton Bank, N.A.	17	9	7	4.0%
Delaware	PA	560,000	Fulton Bank, N.A.	38	13	29	0.2%
Lebanon	PA	135,000	Fulton Bank, N.A.	11	1	1	30.2%
Lehigh	PA	357,000	Lafayette Ambassador Bank	23	13	14	3.3%
Lycoming	PA	117,000	FNB Bank, N.A.	11	10	14	0.9%
Montgomery	PA	809,000	Fulton Bank, N.A.	47	16	25	0.5%
Montour	PA	18,000	FNB Bank, N.A.	5	3	2	27.7%
Northampton	PA	299,000	Lafayette Ambassador Bank	18	11	3	15.5%
Northumberland	PA	95,000	Swineford National Bank	18	3	15	1.6%
			FNB Bank, N.A.			7	4.7%
Schuylkill	PA	147,000	Fulton Bank, N.A.	18	3	9	3.9%
Snyder	PA	40,000	Swineford National Bank	8	—	2	28.0%
Union	PA	45,000	Swineford National Bank	8	1	6	6.9%
York	PA	439,000	Fulton Bank, N.A.	16	12	4	10.2%
New Castle	DE	546,000	Fulton Bank, N.A.	35	19	13	0.2%
Sussex	DE	204,000	Fulton Bank, N.A.	17	4	4	7.1%
Anne Arundel	MD	552,000	The Columbia Bank	32	7	29	0.2%
Baltimore	MD	815,000	The Columbia Bank	43	18	25	0.7%
Baltimore City	MD	617,000	The Columbia Bank	37	12	16	0.3%
Cecil	MD	102,000	The Columbia Bank	7	3	4	10.5%
Frederick	MD	241,000	The Columbia Bank	18	3	17	0.6%
Howard	MD	300,000	The Columbia Bank	19	3	4	10.1%
Montgomery	MD	1,011,000	The Columbia Bank	35	20	36	0.2%
Prince George's	MD	880,000	The Columbia Bank	20	19	18	1.0%
Washington	MD	149,000	The Columbia Bank	12	3	2	19.2%
Atlantic	NJ	274,000	Fulton Bank of New Jersey	16	5	13	1.2%
Burlington	NJ	450,000	Fulton Bank of New Jersey	22	11	18	0.6%
Camden	NJ	513,000	Fulton Bank of New Jersey	21	6	12	2.2%
Cumberland	NJ	157,000	Fulton Bank of New Jersey	12	4	11	2.1%
Gloucester	NJ	290,000	Fulton Bank of New Jersey	23	5	2	13.5%

County	State	Population (2012 Est.)	Banking Subsidiary	No. of Financial Institutions		Deposit Market Share (June 30, 2012)	
				Banks/ Thrifts	Credit Unions	Rank	%
Hunterdon	NJ	128,000	Fulton Bank of New Jersey	16	3	11	2.9%
Mercer	NJ	368,000	Fulton Bank of New Jersey	27	18	21	1.1%
Middlesex	NJ	819,000	Fulton Bank of New Jersey	46	24	33	0.3%
Monmouth	NJ	631,000	Fulton Bank of New Jersey	28	10	26	0.6%
Morris	NJ	498,000	Fulton Bank of New Jersey	33	9	16	1.1%
Ocean	NJ	582,000	Fulton Bank of New Jersey	23	5	18	0.6%
Salem	NJ	66,000	Fulton Bank of New Jersey	8	2	1	26.0%
Somerset	NJ	326,000	Fulton Bank of New Jersey	28	7	9	3.3%
Sussex	NJ	148,000	Fulton Bank of New Jersey	12	—	11	0.6%
Warren	NJ	108,000	Fulton Bank of New Jersey	13	2	4	10.1%
Chesapeake	VA	229,000	Fulton Bank, N.A.	14	7	11	1.7%
Fairfax	VA	1,118,000	Fulton Bank, N.A.	41	16	44	0.1%
Henrico	VA	315,000	Fulton Bank, N.A.	21	12	20	0.7%
Manassas	VA	41,000	Fulton Bank, N.A.	15	—	10	1.5%
Newport News	VA	180,000	Fulton Bank, N.A.	12	6	14	0.5%
Richmond City	VA	208,000	Fulton Bank, N.A.	17	8	15	0.2%
Virginia Beach	VA	447,000	Fulton Bank, N.A.	16	8	11	1.5%

Supervision and Regulation

The Corporation operates in an industry that is subject to various laws and regulations that are enforced by a number of federal and state agencies. Changes in these laws and regulations, including interpretation and enforcement activities, could impact the cost of operating in the financial services industry, limit or expand permissible activities or affect competition among banks and other financial institutions.

The following discussion summarizes the current regulatory environment for financial holding companies and banks, including a summary of the more significant laws and regulations.

Regulators – The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the FDIC. The Corporation and its subsidiaries are subject to various regulations and examinations by regulatory authorities. The following table summarizes the charter types and primary regulators for each of the Corporation's subsidiary banks:

Subsidiary	Charter	Primary Regulator
Fulton Bank, N.A.	National	OCC
Fulton Bank of New Jersey	NJ	NJ/FDIC
The Columbia Bank	MD	MD/FDIC
Lafayette Ambassador Bank	PA	PA/FRB
FNB Bank, N.A.	National	OCC
Swineford National Bank	National	OCC
Fulton Financial (Parent Company)	N/A	FRB

OCC - Office of the Comptroller of the Currency.

Federal statutes that apply to the Corporation and its subsidiaries include the GLB Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the Bank Holding Company Act (BHCA), the Federal Reserve Act and the Federal Deposit Insurance Act, among others. In general, these statutes and related interpretations establish the eligible business activities of the Corporation, certain acquisition and merger restrictions, limitations on intercompany transactions, such as loans and dividends, and capital adequacy requirements, among other statutes and regulations.

The Corporation is subject to regulation and examination by the FRB, and is required to file periodic reports and to provide additional information that the FRB may require. In addition, the FRB must approve certain proposed changes in organizational structure or other business activities before they occur. The BHCA imposes certain restrictions upon the Corporation regarding the acquisition of substantially all of the assets of or direct or indirect ownership or control of any bank for which it is not already the majority owner.

Regulatory Reforms – The Dodd-Frank Act was enacted in July 2010 and resulted in significant financial regulatory reform. The Dodd-Frank Act also changed the responsibilities of the current federal banking regulators. Among other things, the Dodd-Frank Act created the Financial Stability Oversight Council, with oversight authority for monitoring and regulating systemic risk, and the Consumer Financial Protection Bureau (CPFB), which will have broad regulatory and enforcement powers over consumer financial products and services. The scope of the Dodd-Frank Act impacts many aspects of the financial services industry, and it requires the development and adoption of numerous regulations, many of which have not yet been issued. The effects of the Dodd-Frank Act on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them under the Dodd-Frank Act and the approaches taken in implementing regulations. Additional uncertainty regarding the effects of the Dodd-Frank Act exists due to court decisions and the potential for additional legislative changes to the Dodd-Frank Act. The Corporation is continuing to assess the potential impact of the Dodd-Frank Act.

The Dodd-Frank Act's provisions that have received the most public attention have generally been those which have, or will apply only to larger institutions with total consolidated assets of $50 billion or more. However, the Dodd-Frank Act contains numerous other provisions that affect all bank holding companies, including the Corporation.

The following is a listing of significant provisions of the Dodd-Frank Act, and, if applicable, the resulting regulatory rules adopted, that have, or will, most directly affect the Corporation and its subsidiaries:

- Federal deposit insurance – On April 1, 2011, the FDIC's revised deposit insurance assessment base changed from total domestic deposits to average total assets, minus average tangible equity. In addition, the Dodd-Frank Act created a two scorecard system, one for large depository institutions that have more than $10 billion in assets and another for highly complex institutions that have over $50 billion in assets. See details under the heading "Federal Deposit Insurance" below.

- Debit card interchange fees – In June 2011, the FRB adopted regulations which became effective on October 1, 2011 and set maximum permissible interchange fees issuers can receive or charge on debit card transactions.

- Interest on demand deposits – Beginning in July 2011, depository institutions were no longer prohibited from paying interest on business transaction and other accounts.

- Stress testing – In October 2012, the FRB issued final rules regarding company-run stress testing. The rules will require institutions with average total consolidated assets in excess of $10 billion, but less than $50 billion, to conduct an annual stress test in the manner specified, and using assumptions for baseline, adverse and severely adverse scenarios announced by the FRB. The stress test is designed to assess the potential impact of the various scenarios on the Corporation's earnings, capital levels and capital ratios over at least a nine-quarter time horizon. The Corporation's board of directors and its senior management will be required to consider the results of the stress test in the normal course of business, including as part of its capital planning process and the evaluation of the adequacy of its capital. As required, the Corporation will use data as of September 30, 2013 to conduct the stress test, using scenarios that are to be released in November 2013. Stress test results must be reported to the FRB in March 2014. Public disclosure of summary stress test results under the severely adverse scenario will begin in June 2015 for stress tests commencing in the fall of 2014. While the Corporation believes that both the quality and magnitude of its capital base are sufficient to support its current operations given its risk profile, the results of the stress testing process may lead the Corporation to retain additional capital or alter the mix of its capital components.

- Qualified mortgages - As required by the Dodd-Frank Act, the CPFB issued a series of final rules in January 2013 related to mortgage loan origination and mortgage loan servicing. These final rules, most provisions of which became effective January 10, 2014, prohibit creditors, such as the Corporation and its subsidiaries, from extending mortgage loans without regard for the consumer's ability to repay and add restrictions and requirements to mortgage origination and servicing practices. In addition, these rules restrict the imposition of prepayment penalties and compensation practices relating to mortgage loan origination. Compliance with these rules will likely increase the Corporation's overall regulatory compliance costs and may require changes to the underwriting practices of the Corporation's subsidiaries with respect to mortgage loans. Moreover, these rules may adversely affect the volume of mortgage loans that are underwritten by the Corporation's subsidiaries and may subject the Corporation and/or its subsidiaries to increased potential liability related to such residential loan origination activities.

- Incentive compensation – As required by the Dodd-Frank Act, a joint interagency proposed regulation was issued in April 2011. The proposed rule would require the reporting of incentive-based compensation arrangements by a covered financial institution and prohibit incentive-based compensation arrangements at a covered financial institution that provides excessive compensation or that could expose the institution to inappropriate risks that could lead to material financial loss. The proposed rule, if adopted as currently proposed, could limit the manner in which the Corporation structures incentive compensation for its executives.

In addition to the above provisions, the Dodd-Frank Act also requires regulatory agencies to adopt the following other significant rules that, because of its business practices and size, are not likely to impact the Corporation, as follows:

- CFPB – Effective July 21, 2011, the CFPB became responsible for administering and enforcing numerous federal consumer financial laws enumerated in the Dodd-Frank Act. The Dodd-Frank Act also provided that for banks with total assets of more than $10 billion, the CFPB would have exclusive or primary authority to examine those banks for, and enforce compliance with, the federal consumer financial laws. As of December 31, 2012, none of the Corporation's subsidiary banks had total assets of more than $10 billion, however, it's largest subsidiary bank, Fulton Bank, N. A., had $9.2 billion in assets as of December 31, 2012. The Corporation's subsidiary banks, however, remain subject to the review and supervision of other applicable regulatory authorities and such authorities may enforce compliance with regulations issued by the CFPB.

- Comprehensive Capital Analysis and Review Rules (CCAR Rules) – In November 2011, the FRB adopted rules requiring bank holding companies with total consolidated assets of $50 billion or more to submit annual capital plans to the FRB. The payment of dividends and the repurchase of stock may only be permitted under capital plans approved by the FRB. Based on its current asset size of $16.5 billion, the Corporation is well below the $50 billion threshold which would require compliance with the proposed CCAR Rules. However, while these rules would not be applicable to the Corporation, regulators could evaluate whether proposed dividend payments or stock repurchases by the Corporation represent unsafe or unsound practices in the future.

- Volcker Rule – As required by the Dodd-Frank Act, a joint interagency proposed regulation was issued in October 2011 that prohibits a banking entity and nonbank financial company supervised by the FRB from engaging in proprietary trading or having certain ownership interests in, or relationships with, a hedge fund or private equity fund. The Corporation believes that it does not currently engage in the activities or have any interests or relationships, as defined in the proposed regulation, which are prohibited. However, the proposed regulation, if adopted, would place further compliance burdens on the Corporation to develop policies and procedures that ensure the Corporation, on an ongoing basis, does not engage in any activities or relationships which are prohibited.

Capital Requirements – There are a number of restrictions on financial and bank holding companies and FDIC-insured depository subsidiaries that are designed to minimize potential loss to depositors and the FDIC insurance funds. If an FDIC-insured depository subsidiary is "undercapitalized," the bank holding company is required to ensure (subject to certain limits) the subsidiary's compliance with the terms of any capital restoration plan filed with its appropriate banking agency. Also, a bank holding company is required to serve as a source of financial strength to its depository institution subsidiaries and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8.00%. At least half of the total capital is required to be Tier 1 capital. In addition to the risk-based capital guidelines, the FRB has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 capital to average total consolidated assets of at least 3.00% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. For all other bank holding companies, the minimum ratio of Tier 1 capital to total assets is 4.00%. Banking organizations with supervisory, financial, operational, or managerial weaknesses, as well as organizations that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the minimum levels. Moreover, higher capital ratios may be required for any bank holding company if warranted by its particular circumstances or risk profile. In all cases, bank holding companies should hold capital commensurate with the level and nature of the risks, including the volume and severity of problem loans, to which they are exposed.

The Basel Committee on Banking Supervision (Basel) is a committee of central banks and bank regulators from major industrialized countries that develops broad policy guidelines for use by each country's regulators with the purpose of ensuring that financial institutions have adequate capital given the risk levels of assets and off-balance sheet financial instruments.

In December 2010, Basel released a framework for strengthening international capital and liquidity regulations, referred to as Basel III. Basel III includes defined minimum capital ratios, which must be met when implementation occurs. An additional "capital conservation buffer" will increase the minimum rates by 2.50%, when fully phased-in. Fully phased-in capital standards under Basel III will require banks to maintain more capital than the minimum levels required under current regulatory capital standards. As Basel III is only a framework, the specific changes in capital requirements are to be determined by each country's banking regulators.

In June 2012, U.S. Federal banking regulators released two notices of proposed rulemaking (NPRs) that would implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. A third NPR related to banks that are internationally active or that are subject to market risk rules is not applicable to the Corporation.

The first NPR, "Regulatory Capital Rules: Regulatory Capital, Implementation of Basel III, Minimum Regulatory Capital Ratios, Capital Adequacy, Transition Provisions, and Prompt Corrective Action," would come into effect on January 1, 2013 and the new minimum regulatory capital requirements would be fully phased in on January 1, 2019. However, the final rules have not yet been issued and are not yet applicable to the Corporation.

This NPR would apply to all depository institutions, bank holding companies with total consolidated assets of $500 million or more, and savings and loan holding companies (collectively, banking organizations). Consistent with the international Basel framework, this NPR would:

- Increase the quantity and quality of capital required by proposing a new minimum Common Equity Tier 1 capital ratio of 4.50% of risk-weighted assets and raising the minimum Tier 1 capital ratio from 4.00% to 6.00% of risk-weighted assets;

- Retain the current minimum Total capital ratio of 8.00% of risk-weighted assets and the minimum Tier 1 leverage capital ratio at 4.00% of average assets;

- Introduce a “capital conservation buffer” of 2.50% above the minimum risk-based capital requirements, which must be maintained to avoid restrictions on capital distributions and certain discretionary bonus payments; and

- Revise the definition of capital to improve the ability of regulatory capital instruments to absorb losses.

The second NPR, "Regulatory Capital Rules: Standardized Approach for Risk-weighted Assets; Market Discipline and Disclosure Requirements," also would apply to all banking organizations. This NPR would revise and harmonize the rules for calculating risk-weighted assets to enhance risk sensitivity and address weaknesses that have been identified over the past several years. Banks and regulators use risk weighting to assign different levels of risk to different classes of assets and off-balance sheet exposures - riskier items require higher capital cushions and less risky items require smaller capital cushions. As proposed, this NPR would come into effect on January 1, 2015; however, final rules have not been issued.

As of December 31, 2012, the Corporation believes its current capital levels would meet the fully-phased in minimum capital requirements, including capital conservation buffers, as proposed in the NPRs.

The Basel III framework also includes new liquidity requirements which, when implemented by U.S. bank regulators, may require the Corporation to maintain increased levels of liquid assets or alter its strategies for liquidity management. The Basel III liquidity framework requires banks and bank holding companies to measure their liquidity against specific ratios. One ratio, referred to as the Liquidity Coverage Ratio, or LCR, is designed to ensure that sufficient high quality liquid resources are available for a one month survival in case of a stress scenario. A second ratio, referred to as the Net Stable Funding Ratio (NSFR), is designed to promote resiliency over longer-term time horizons by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing structural basis. These new liquidity standards are subject to further rulemaking and their terms may change before implementation. U.S. bank regulators have not proposed rules implementing the Basel III liquidity framework and have not determined to what extent they will apply to U.S. banks that are not large, internationally active banks.

<u>Loans and Dividends from Subsidiary Banks</u> – There are also various restrictions on the extent to which the Corporation and its non-bank subsidiaries can receive loans from its banking subsidiaries. In general, these restrictions require that such loans be secured by designated amounts of specified collateral and are limited, as to any one of the Corporation or its non-bank subsidiaries, to 10% of the lending bank's regulatory capital (20% in the aggregate to all such entities).

Liquidity must also be managed at the Fulton Financial Corporation Parent Company level. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from subsidiary banks to the Parent Company in the form of loans and dividends. Dividend limitations vary, depending on the subsidiary bank's charter and whether or not it is a member of the Federal Reserve System. Generally, subsidiaries are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels. Additionally, limits may exist on paying dividends in excess of net income for specified periods. See Note K, "Regulatory Matters," in the Notes to Consolidated Financial Statements for additional information regarding regulatory capital and dividend and loan limitations.

Federal Deposit Insurance – Substantially all of the deposits of the Corporation's subsidiary banks are insured up to the applicable limits by the Deposit Insurance Fund (DIF) of the FDIC, generally up to $250,000 per insured depositor. The Corporation's subsidiary banks are subject to deposit insurance assessments to maintain the DIF.

The subsidiary banks pay deposit insurance premiums based on assessment rates established by the FDIC. The FDIC has established a risk-based assessment system under which institutions are classified and pay premiums according to their perceived risk to the Federal deposit insurance funds. The FDIC is not required to charge deposit insurance premiums when the ratio of deposit insurance reserves to insured deposits is maintained above specified levels.

In November 2009, the FDIC issued a ruling requiring insured depository institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. As of December 31, 2012, the balance of prepaid FDIC assessments included in other assets on the Corporation's consolidated balance sheet was $23.6 million.

On April 1, 2011, as required by the Dodd-Frank Act, the deposit insurance assessment base changed from total domestic deposits to average total assets, minus average tangible equity. In addition, the FDIC also created a two scorecard system, one for large depository institutions that have $10 billion or more in assets and another for highly complex institutions that have $50 billion or more in assets. As of December 31, 2012, none of the Corporation's individual subsidiary banks had assets of $10 billion or more and would, therefore, not meet the classification of large depository institutions.

USA Patriot Act – Anti-terrorism legislation enacted under the USA Patriot Act of 2001 (Patriot Act) expanded the scope of anti-money laundering laws and regulations and imposed significant new compliance obligations for financial institutions, including the Corporation's subsidiary banks. These regulations include obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure to comply with the Patriot Act's requirements could have serious legal, financial and reputational consequences. The Corporation has adopted policies, procedures and controls to address compliance with the Patriot Act and will continue to revise and update its policies, procedures and controls to reflect required changes.

Sarbanes-Oxley Act of 2002 – The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), which was signed into law in July 2002, impacts all companies with securities registered under the Securities Exchange Act of 1934, including the Corporation. Sarbanes-Oxley created new requirements in the areas of corporate governance and financial disclosure including, among other things, (i) increased responsibility for Chief Executive Officers and Chief Financial Officers with respect to the content of filings with the SEC; (ii) enhanced requirements for audit committees, including independence and disclosure of expertise; (iii) enhanced requirements for auditor independence and the types of non-audit services that auditors can provide; (iv) accelerated filing requirements for SEC reports; (v) disclosure of a code of ethics; (vi) increased disclosure and reporting obligations for companies, their directors and their executive officers; and (vii) new and increased civil and criminal penalties for violations of securities laws. Many of the provisions became effective immediately, while others became effective as a result of rulemaking procedures delegated by Sarbanes-Oxley to the SEC.

Section 404 of Sarbanes-Oxley requires management to issue a report on the effectiveness of its internal controls over financial reporting. In addition, the Corporation's independent registered public accountants are required to issue an opinion on the effectiveness of the Corporation's internal control over financial reporting. These reports can be found in Item 8, "Financial Statements and Supplementary Data." Certifications of the Chief Executive Officer and the Chief Financial Officer as required by Sarbanes-Oxley and the resulting SEC rules can be found in the "Signatures" and "Exhibits" sections.

Executive Officers

As of December 31, 2012, the executive officers of the Corporation are as follows:

Name	Age	Office Held and Term of Office
R. Scott Smith, Jr.	65	Director of Fulton since 2001. Mr. Smith retired as Chairman of the Board and Chief Executive Officer of Fulton as of January 1, 2013. He served as Chairman of the Board and Chief Executive Officer from January 2006 to December 2012 and also served as a Director of Fulton Bank from 1993 to 2002. He has been a Director of The Federal Reserve Bank of Philadelphia from 2010 to present and a member of the Federal Advisory Council to the Federal Reserve Board, Washington, DC from 2008 to 2010. Mr. Smith was a Director of the American Bankers Association from 2006 to 2009, was employed by Fulton from 1978 to 2012 in various positions and worked in financial services since 1969.
E. Philip Wenger	55	Director of Fulton since 2009. Mr. Wenger was appointed Chairman of the Board, President and Chief Executive Officer of Fulton Financial Corporation on January 1, 2013. He previously served as President and Chief Operating Officer of Fulton Financial Corporation from 2008 to 2012, a Director of Fulton Bank from 2003 to 2009, Chairman of Fulton Bank from 2006 to 2009 and has been employed by Fulton in a number of positions since 1979.
Charles J. Nugent	64	Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation since January 2001; and Executive Vice President and Chief Financial Officer of Fulton Financial Corporation from 1992 to 2001. Mr. Nugent has served as a director of the Federal Home Loan Bank of Pittsburgh since 2010.
Craig H. Hill	57	Senior Executive Vice President of Fulton Financial Corporation since January 2006 and Executive Vice President/Director of Human Resources from 1999 through 2005. Mr. Hill serves as the Corporation's Senior Human Resources Officer.
Craig A. Roda	56	Senior Executive Vice President of Community Banking of Fulton Financial Corporation since July 2011; and Chairman and Chief Executive Officer of Fulton Bank, N.A., since February 2009. Chief Executive Officer and President of Fulton Bank, N.A. from 2006 to 2009.
Philmer H. Rohrbaugh	60	Senior Executive Vice President and Chief Risk Officer, effective November 1, 2012. Managing partner of KPMG, LLP's Chicago office from 2009 to 2012. He originally joined KPMG in 2002 where he has held various management positions and also has more than 25 years of experience in various positions at Arthur Andersen. Mr. Rohrbaugh, who is a Certified Public Accountant, also serves on the Board of Directors of Burnham Holdings, Inc. and Ann & Robert H. Lurie's Children's Hospital of Chicago.
James E. Shreiner	63	Senior Executive Vice President of Administrative Services of Fulton Financial Corporation since January 2006; and Executive Vice President of Fulton Financial Corporation and Executive Vice President of Fulton Bank from 2000 to 2005.

Item 1A. Risk Factors

An investment in the Corporation's common stock involves certain risks, including, among others, the risks described below. In addition to the other information contained in this report, you should carefully consider the following risk factors.

While economic conditions have been improving, the Corporation continues to operate in a challenging business environment.

Since emerging from a recession during the second half of 2009, the U.S. economy has generally been improving; however, the pace of economic growth has been somewhat sluggish and uneven. There can be no assurance that this improvement will continue and certain sectors, such as real estate and manufacturing, remain weak and unemployment remains high. Some state and local governments and many businesses are still experiencing serious financial difficulty.

The current challenges affecting the Corporation, many of which are addressed in more detail below, include the following:

- Low market interest rates, which have been projected by many to continue for some time, have pressured net interest margins as interest-earning assets, such as loans and investments, have been originated, acquired or repriced at lower rates. Banks are also reluctant to invest in longer-term assets at historically low interest rates;
- Loan demand remains sluggish, as consumers continue to reduce debt levels and increase savings and many businesses are reluctant to expand their operations, and intense competition among lenders is contributing to downward pressure on loan yields. Confidence levels of both individuals and businesses in the economy appear to be improving, but their confidence remains fragile;
- The time and expense associated with regulatory compliance and risk management efforts continues to increase. Thus, balancing the need to address regulatory expectations and to implement additional enterprise risk management practices against the need to effectively manage growth in non-interest expenses has become more challenging than it has been in the past;
- Bank regulators are scrutinizing banks through longer and more extensive bank examinations in both the safety and soundness and the compliance areas;
- The bank regulatory agencies have been challenged in implementing many of the regulations mandated by the Dodd-Frank Act on the timelines contemplated by such legislation, resulting in a lack of clear regulatory guidance to banks. The resulting uncertainty has caused banks to take a cautious approach to business initiatives and planning;
- The reputation of, and public confidence in, the banking industry appears to have suffered as a result of continuing criticisms of the industry by politicians and the media. In many cases, these criticisms have not differentiated community banking organizations, such as the Corporation, from larger, more diverse organizations that engaged in certain practices that many observers believe helped contribute to the recent difficulties in the financial markets and the economy generally;
- Some traditional sources of non-interest income for banks, such as interchange fees assessed on debit card transactions and fees for overdraft services, have become the subject of increased regulation;
- Merger and acquisition activity in the banking industry has been restrained due to factors such as market volatility, lower market prices of the stock of potential buyers, lingering credit concerns, regulatory uncertainty and a disparity in price expectations between potential buyers and potential sellers. As a result, supplementing internal growth through acquisitions has been more difficult than in the past; and
- Concerns about political and financial uncertainties, such as the European Union sovereign debt crisis and the potential impact of the inability of the U.S. federal government to effectively resolve the negotiations relating to the so-called "fiscal cliff," budget sequestration and debt ceiling, have caused uncertainty for financial markets globally.

Difficult conditions in the economy and the capital markets may materially adversely affect the Corporation's business and results of operations.

The Corporation's results of operations and financial condition are affected by conditions in the capital markets and the economy generally. The Corporation's financial performance is highly dependent upon the business environment in the markets where the Corporation operates and in the U.S. as a whole. The business environment impacts the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services the Corporation offers. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, high unemployment, natural disasters or a combination of these or other factors.

Included among the potential adverse effects of economic downturns on the Corporation are the following:

- ***Economic downturns and the composition of the Corporation's loan portfolio could impact the level of loan charge-offs and the provision for credit losses and may affect the Corporation's net income.*** National, regional and local economic conditions can impact the Corporation's loan portfolio. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities the Corporation serves. Weakness in the market areas served by the Corporation may depress the Corporation's earnings and consequently its financial condition because:
    - borrowers may not be able to repay their loans;
    - the value of the collateral securing the Corporation's loans to borrowers may decline; and
    - the quality of the Corporation's loan portfolio may decline.

  Any of these scenarios could require the Corporation to increase its provision for credit losses, which would negatively impact its results of operations and could result in charge-offs of a higher percentage of its loans.

Approximately $5.2 billion, or 43.2%, of the Corporation's loan portfolio was in commercial mortgage and construction loans at December 31, 2012. The Corporation did not have a concentration of credit risk with any single borrower, industry or geographical location. However, the performance of real estate markets and the weak economic conditions in general may adversely impact the performance of these loans.

In 2012, the Corporation's provision for credit losses was $94.0 million. While the Corporation believes that its allowance for credit losses as of December 31, 2012 is sufficient to cover losses inherent in the loan portfolio on that date, the Corporation may be required to increase its provision for credit losses due to changes in the risk characteristics of the loan portfolio, thereby negatively impacting its results of operations.

- ***Economic downturns or a protracted low-growth environment, particularly when these conditions affect the Corporation's geographic market areas, could reduce the demand for the Corporation's financial products, such as loans and deposits.*** The Corporation's success depends significantly upon the growth in population, employment and income levels, deposits, loans and housing starts in its geographic markets. Unlike large, national institutions, the Corporation is not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. If the communities in which the Corporation operates do not grow, or if prevailing economic conditions locally or nationally are unfavorable, its business could be adversely affected. In addition, increased market competition in a lower demand environment could adversely affect the profit potential of the Corporation; for example, in order to remain competitive, the Corporation may be required to offer interest rates on loans and deposits that might not be offered in different business conditions.

- ***Negative developments in the financial industry and the credit markets may subject the Corporation to additional regulation.*** The Corporation and its subsidiaries are subject to regulation and examinations by various regulatory authorities. Negative developments in the financial industry and the domestic and international credit markets, and the impact of legislation in response to those developments, may negatively impact the Corporation's operations and financial condition. The potential exists for new federal or state regulations regarding lending and funding practices, capital requirements, deposit insurance premiums, other bank-focused special assessments and liquidity standards. Bank regulatory agencies have been active in responding to concerns and trends identified in examinations, which may result in the issuance of formal enforcement orders, assessment of civil money penalties or informal restrictions on activities or proposed activities of regulated entities.

Changes in interest rates may have an adverse effect on the Corporation's net income.

The Corporation is affected by fiscal and monetary policies of the federal government, including those of the Federal Reserve Board, which regulates the national money supply and engages in other lending and investment activities in order to manage recessionary and inflationary pressures. Among the techniques available to the Federal Reserve Board are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits.

Net interest income is the most significant component of the Corporation's net income, accounting for approximately 72% of total revenues in 2012. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, could adversely affect the Corporation's net interest income and financial condition. Regional and local economic conditions, as well as fiscal and monetary policies of the federal government, including those of the Federal Reserve Board, may affect prevailing interest rates. The Corporation cannot predict or control changes in interest rates.

Price fluctuations in securities markets, as well as other market events, such as a disruption in credit and other markets and the abnormal functioning of markets for securities, could have an impact on the Corporation's results of operations.

Price fluctuations in securities markets, as well as other market events, such as a disruption in credit and other markets and the abnormal functioning of markets for securities, could have an impact on the Corporation's results of operations. As described below, the Corporation's holdings of certain securities and the revenues the Corporation earns from its trust and investment management services business are particularly sensitive to those events:

- ***Equity Investments.*** As of December 31, 2012, the Corporation's equity investments included common stocks of publicly traded financial institutions (totaling $44.2 million). The value of the securities in the Corporation's equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities market in general and specific risks associated with the financial institution sector. General economic conditions and uncertainty surrounding the financial institution sector as a whole has impacted the value of these securities. Declines in bank stock values, in general, as well as deterioration in the performance of specific banks, could result in other-than-temporary impairment charges. The Corporation's holdings of publicly traded financial institutions include shares of a single financial institution which, as of December 31, 2012, had a fair value of $21.6 million. The Corporation's holdings of this financial institution constituted approximately 50% of the fair value of the Corporation's aggregate holdings of publicly traded financial institutions as of that date.

- ***Corporate Debt Securities.*** As of December 31, 2012, the Corporation had $110.3 million of corporate debt securities issued by financial institutions. As with stocks of financial institutions, declines in the values of these securities, combined with adverse changes in the expected cash flows from these investments, could result in other-than-temporary impairment charges.

- ***Municipal Securities.*** As of December 31, 2012, the Corporation had $315.5 million of municipal securities issued by various municipalities in its investment portfolio. Ongoing uncertainty with respect to the financial viability of municipal insurers places greater emphasis on the underlying strength of issuers. Increasing pressure on local tax revenues of issuers due to adverse economic conditions could also have a negative impact on the underlying credit quality of issuers. The Corporation evaluates existing and potential holdings primarily on the underlying credit-worthiness of the issuing municipality and then, to a lesser extent, on the credit enhancement corresponding to the individual issuance. As of December 31, 2012, approximately 95% of municipal securities were supported by the general obligation of corresponding municipalities. In addition, approximately 79% of these securities were school district issuances that are supported by the general obligation of the corresponding municipalities as of December 31, 2012.

- ***Auction Rate Securities.*** The investment management and trust services division of Fulton Bank, N.A., Fulton Financial Advisors, previously held student loan auction rate securities, also known as auction rate certificates (ARCs), for some of its customers' accounts. During 2008 and 2009, the Corporation purchased illiquid ARCs from customers of Fulton Financial Advisors. As of December 31, 2012 the Corporation had $149.3 million of investments in ARCs. ARCs are long-term securities that were structured to allow their sale in periodic auctions, resulting in both the treatment of ARCs as short-term instruments in normal market conditions and fair values that could be derived based on periodic auction prices. However, beginning, in 2008, market auctions for these securities began to fail due to an insufficient number of buyers, resulting in an illiquid market. This illiquidity has resulted in recent market prices that represent forced liquidations or distressed sales and do not provide an accurate basis for fair value. Therefore, as of December 31, 2012, the fair values of the ARCs were derived using significant unobservable inputs based on an expected cash flows model which produced fair values which were materially different from those that would be expected from settlement of these investments in the illiquid market that presently exists. The Corporation believes that the trusts underlying the ARCs will self-liquidate as student loans are repaid.

- ***Investment Management and Trust Services Revenue.*** The Corporation's investment management and trust services revenue can also be impacted by fluctuations in the securities markets. A portion of this revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets, in general or otherwise, the Corporation's revenue could be negatively impacted. In addition, the Corporation's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in securities markets.

The supervision and regulation to which the Corporation is subject is increasing and can be a competitive disadvantage.

The time, expense and internal and external resources associated with regulatory compliance continue to increase. Thus, balancing the need to address regulatory changes and effectively manage growth in non-interest expenses has become more challenging than it has been in the past.

The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). The Corporation and its bank subsidiaries are extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. In general, these laws and regulations establish: the eligible business activities for the Corporation; certain acquisition and merger restrictions; limitations on intercompany transactions such as loans and dividends; capital adequacy requirements; requirements for anti-money laundering programs; consumer lending and other compliance matters. While these statutes and regulations are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes and regulations increases the Corporation's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors and larger bank competitors.

Compliance with banking statutes and regulations is important to the Corporation's ability to engage in new activities and to consummate additional acquisitions. Bank regulators are scrutinizing banks through longer and more extensive bank examinations in both the safety and soundness and compliance areas. The results of such examinations could result in a delay in receiving required regulatory approvals for potential new activities and transactional matters. In the event that the Corporation's compliance record would be determined to be unsatisfactory, such approvals may not be able to be obtained. Federal and state banking regulators also possess broad powers to take supervisory actions, as they deem appropriate. These supervisory actions may result in higher capital requirements, higher deposit insurance premiums and limitations on the Corporation's operations and expansion activities that could have a material adverse effect on its business and profitability.

The federal government, the Federal Reserve Board and other governmental and regulatory bodies have taken, and may in the future take other actions, in response to the stress on the financial system. For example, the Federal Reserve Board recently announced its intention to maintain short-term interest rates near zero at least until certain unemployment and inflation targets are reached, which the Federal Reserve Board currently believes will not occur until at least mid-2015. Such actions, although intended to aid the financial markets, and continued volatility in the markets, could materially and adversely affect the Corporation's business, financial condition and results of operations, or the trading price of the Corporation's common stock.

In addition, the Corporation is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles, governmental economic and monetary policies and collection efforts by taxing authorities.

Financial reform legislation is likely to have a significant impact on the Corporation's business and results of operations; however, until more implementing regulations are adopted, the extent to which the legislation will impact the Corporation is uncertain.

On July 21, 2010, the President of the United States signed into law the Dodd-Frank Act. Among other things, the Dodd-Frank Act created the Financial Stability Oversight Council, with oversight authority for monitoring and regulating systemic risk, and the Consumer Financial Protection Bureau (CFPB), which has broad regulatory and enforcement powers over consumer financial products and services. The Dodd-Frank Act also changed the responsibilities of the current federal banking regulators, imposed additional corporate governance and disclosure requirements in areas such as executive compensation and proxy access, and limited or prohibited proprietary trading and hedge fund and private equity activities of banks.

The scope of the Dodd-Frank Act impacted many aspects of the financial services industry, and it requires the development and adoption of many regulations, a significant number of which have not yet been adopted or fully implemented. The effects of the Dodd-Frank Act on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them under the Dodd-Frank Act and the approaches taken in implementing regulations. Additional uncertainty regarding the effect of the Dodd-Frank Act exists due to court decisions and the potential for additional legislative changes to the Dodd-Frank Act. The Corporation, as well as the broader financial services industry, is continuing to assess the potential impact of the Dodd-Frank Act (and its possible impact on customers' behaviors) on its business and operations but, at this stage, the extent of the impact cannot be fully determined with any degree of certainty. However, the Corporation has been impacted, and will likely continue to be in the future, by the so-called Durbin Amendment to the Dodd-Frank Act, which reduced debit card interchange revenue of banks; and revised deposit insurance assessments. It also is likely to be impacted by the Dodd-Frank Act in the areas of corporate governance, capital requirements, risk management, stress testing and regulation under consumer protection laws.

The Dodd-Frank Act established the CFPB. Among other things, the CFPB was given rulemaking authority over most providers of consumer financial services in the U.S., examination and enforcement authority over the consumer operations of large banks, as well as interpretive authority with respect to numerous existing consumer financial services regulations. The CFPB began exercising these oversight authorities over the largest banks during 2011. Because this is an entirely new agency, the impact on the Corporation, including its retail banking and mortgage businesses, is largely uncertain. However, any new regulatory requirements, or modified interpretations of existing regulations, will affect the Corporation's consumer business practices and operations, potentially resulting in increased compliance costs. Furthermore, the CFPB represents an additional source of potential enforcement or litigation against the Corporation and, as an entirely new agency with a focus on consumer protection, the CFPB may have new or different enforcement or litigation strategies than those typically utilized by other regulatory agencies. Such actions could further increase the Corporation's costs.

The delay in the implementation of many of the regulations mandated by the Dodd-Frank Act on the timelines contemplated by such legislation has resulted in a lack of clear regulatory guidance to banks. The resulting uncertainty has caused banks to take a cautious approach to business initiatives and planning.

The Corporation may incur fines, penalties and other negative consequences from regulatory violations, including inadvertent or unintentional violations.

Virtually every aspect of the Corporation's operations is subject to extensive regulation and, in the current economic, political and regulatory climate, the Corporation and its bank subsidiaries are subject to heightened regulatory scrutiny, especially given the Corporation's size and complexity. The Corporation maintains a system of internal controls designed to achieve compliance with applicable laws and regulations for itself and its bank subsidiaries. Weaknesses in the design or effectiveness of this system, however, may expose the Corporation and its bank subsidiaries to fines and penalties for non-compliance, in some cases, even though the noncompliance was inadvertent or unintentional. Through the Corporation's compliance and internal audit functions, potential areas of regulatory non-compliance are evaluated and, if identified, are corrected with ongoing action plans developed, implemented and routinely monitored. In addition, through regular examinations, the Corporation's and its bank subsidiaries' primary bank regulators identify areas of regulatory non-compliance or weakness and require or suggest corrective actions, which are similarly corrected through ongoing corrective action plans which are developed, implemented and routinely monitored.

The failure of the Corporation to comply with applicable regulations, or the failure to develop, implement and comply with corrective action plans to address any identified areas of noncompliance, may result in the assessment of fines and penalties and the commencement of informal or formal regulatory enforcement actions against the Corporation or its bank subsidiaries. Other negative consequences also can result from such failures, including regulatory restrictions on the Corporation's activities, reputational damage (see below), restrictions on the ability of institutional investment managers to invest in the Corporation's securities and increases in the Corporation's costs of doing business. Increases in the Corporation's costs of doing business may include increased salaries and benefits expenses associated with hiring additional employees, incurring fees and expenses for outside services, such as consulting and legal advice, and costs associated with enhancing, or acquiring systems and technological infrastructure to strengthen the Corporation's regulatory compliance program. The occurrence of one or more of these events may have a material adverse effect on the Corporation's business, financial condition or results of operations.

Three of the Corporation's bank subsidiaries have been informed by their federal banking regulator that they may become subject to civil money penalties for certain alleged failures to comply with The Flood Disaster Protection Act, referred to as the Flood Act. Any such civil money penalties have yet to be finalized, but are subject to a statutory maximum of $135,000 per institution. Each such bank subsidiary, as well as the Corporation, has taken corrective actions, including enhancing policies and procedures related to compliance with the Flood Act, allocating additional resources to the compliance and internal audit functions and affected business units, and providing appropriate training of employees, and adopted a comprehensive action plan that will be administered by such banks and by the Corporation through its central regulatory compliance function. In the event the Corporation and the affected bank subsidiaries do not implement the corrective actions and comply with their actions plans, then the Corporation and such banks may be subject to further enforcement action. The terms of any such further enforcement action, or the failure to comply with same, may have a material adverse effect on the Corporation's business, financial condition or results of operations.

The heightened, industry-wide attention associated with the processing of residential mortgage foreclosures may adversely affect the Corporation's business.

As a result of the economic downturn which began in December, 2007, larger banks and mortgage servicing companies have been challenged with processing tens of thousands of foreclosures nationwide. In late 2010, the media began reporting on possible processing errors and documentation problems in mortgage foreclosures at several of the nation's largest banks and mortgage servicing businesses. It was reported that, in some foreclosures, the procedural steps (which often vary by state and in some cases by local jurisdictions within a state) required to complete a foreclosure had not been followed. As a result, there were questions concerning the validity of some foreclosures. Since 2010 the foreclosure procedures used by banks and servicing companies have continued to come under scrutiny by consumer advocates, attorneys representing borrowers, state Attorney Generals and banking regulators. In April 2011, federal banking regulators announced formal enforcement actions against 14 of the largest mortgage servicing firms related to deficiencies in their residential mortgage loan servicing and foreclosure processing practices. In January 2013, federal banking regulators announced that they had reached agreements in principle with 13 of those mortgage servicing firms to provide $9.3 billion in cash compensation and mortgage assistance to residential mortgage borrowers affected by deficiencies in their residential mortgage loan servicing and foreclosure processing practices.

As a financial institution, the Corporation offers a variety of residential mortgage loan products. A majority of the mortgage loans originated by the Corporation are made in the Corporation's five-state market. The Corporation also services loans owned by investors in accordance with the investors' guidelines. A small percentage of the Corporation's residential mortgage borrowers default on their mortgage loans. When this occurs, the Corporation attempts to resolve the default in a way that provides the greatest return to the Corporation or is in accordance with investor guidelines; typically, options are pursued that allow the borrower to remain the owner of their home. However, when these efforts are not successful, it becomes necessary for the Corporation to foreclose on the loan. The Corporation analyzes whether foreclosure is necessary on a case-by-case basis and the number of residential foreclosures undertaken by the Corporation is not substantial. The Corporation initiated approximately 325, 300 and 400 residential foreclosure actions during 2012, 2011 and 2010, respectively, for residential loans the Corporation owned or serviced for investors.

Although the number of foreclosures undertaken by the Corporation on residential mortgage loans in its portfolio or that the Corporation services for others is substantially less than those of larger banks and mortgage servicers, the Corporation has received inquiries from banking regulators, title insurance companies and others regarding its foreclosure procedures. As a result of these inquiries and the publicity surrounding the mortgage foreclosure area nationally, the Corporation has reviewed the requirements for foreclosures in each of the states where most of its foreclosures occur and its own foreclosure procedures. The Corporation has also consulted with the law firms it uses to undertake foreclosures in each of the states in its primary markets and in other states where it has substantial mortgage lending activities regarding foreclosure procedures.

In addition, in 2011, banking regulators required financial institutions to perform a self-assessment of their foreclosure management process to identify any weaknesses in their processes and to determine whether these weaknesses resulted in any financial harm to borrowers. The Corporation performed such a self-assessment in 2011. The Corporation does not expect any deficiencies that it has discovered, or which it might discover in the future, as a result of these self-assessments and consultations will have a material impact on the financial position or results of operations of the Corporation. The Corporation will continue to monitor its foreclosure procedures, and other areas of the foreclosure process, as well as future legal and regulatory developments concerning mortgage foreclosure processes in general.

The Corporation is exposed to many types of operational risk.

The Corporation is exposed to many types of operational risk, including the risk of fraud by employees and outsiders, unsatisfactory performance by employees and vendors, clerical and record-keeping errors, and computer and telecommunications systems malfunctions. The Corporation's businesses are dependent on its ability to process a large number of increasingly complex transactions. If any of the Corporation's financial, accounting, compliance or other data processing controls or systems fail or have other significant shortcomings, the Corporation could be materially adversely affected. The Corporation is similarly dependent on its employees. The Corporation could be materially adversely affected if one of its employees causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which the Corporation does business could also be sources of operational risk to it, including the possibilities of breakdowns or failures of such parties' systems or employees. Any of these occurrences could result in the Corporation's diminished ability to operate one or more of its businesses, financial loss, potential liability to customers, inability to secure insurance, reputational damage and regulatory intervention, which could materially adversely affect the Corporation.

The Corporation's framework for managing risks may not be effective in mitigating risk and loss to the Corporation.

The Corporation has historically considered its management of risks to be an important aspect of its operations. The Corporation's risk management framework seeks to mitigate risk and loss. The Corporation has established processes, procedures and controls intended to identify, measure, monitor, report and analyze the types of risk to which the Corporation is subject, including liquidity risk, credit risk, market risk, operational risk, compliance and regulatory risk, legal risk and reputational risk, among others. As with any risk management framework, however, there are inherent limitations to the Corporation's risk management strategies and controls, and there may exist, or develop in the future, risks that the Corporation has not anticipated or identified. If the Corporation's risk management framework proves to be ineffective, the Corporation could suffer unexpected losses and could be materially adversely affected.

The Corporation historically has followed a "super-community" banking strategy under which the Corporation has operated its subsidiary banks autonomously to maximize the advantage of community banking and service to its customers. This banking strategy challenges the Corporation's efforts to manage risk efficiently and effectively through a centralized risk management and compliance function. The evolving need for organization-wide risk management procedures may require changes in the Corporation's historical de-centralized operating approach.

Negative publicity could damage the Corporation's reputation.

Reputation risk, or the risk to the Corporation's earnings and capital from negative public opinion, is inherent in the Corporation's business. Negative public opinion could adversely affect the Corporation's ability to keep and attract customers and expose it to adverse legal and regulatory consequences. Negative public opinion could result from the Corporation's actual or alleged conduct in any number of activities, including lending practices, corporate governance, regulatory, compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information and from actions taken by government regulators and community organizations in response to that conduct. Because the Corporation conducts the majority of its businesses under the "Fulton" brand, negative public opinion about one business could affect the Corporation's other businesses.

In addition to the reputation risk of the Corporation, the reputation of, and public confidence in, the banking industry appears to have suffered as a result of continuing criticisms of the industry by politicians and the media. In many cases, these criticisms have not differentiated community banking organizations, such as the Corporation, from larger, more diverse organizations that engaged in certain practices that many observers believe helped contribute to the recent difficulties in the financial markets and the economy generally.

Loss of, or failure to adequately safeguard, confidential or proprietary information may adversely affect the Corporation's operations, net income or reputation.

The Corporation regularly collects, processes, transmits and stores significant amounts of confidential information regarding its customers, employees and others. This information is necessary for the conduct of the Corporation's business activities, including the ongoing maintenance of deposit, loan, investment management and other account relationships for the Corporation's customers, and receiving instructions and affecting transactions for those customers and other users of the Corporation's products and services. In addition to confidential information regarding its customers, employees and others, the Corporation compiles, processes, transmits and stores proprietary, non-public information concerning its own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on behalf of the Corporation.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of the Corporation's operational or information security systems, or those of the Corporation's third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect the Corporation's systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for the Corporation.

If this confidential or proprietary information were to be mishandled, misused or lost the Corporation could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss. Mishandling, misuse or loss of this confidential or proprietary information could occur, for example, if the confidential or proprietary information were erroneously provided to parties who are not permitted to have the information, either by fault of the systems or employees of the Corporation, or the systems or employees of third parties which have collected, compiled, processed, transmitted or stored the information on the Corporation's behalf, where the information is intercepted or otherwise inappropriately taken by third parties or where there is a failure or breach of the network, communications or information systems which are used to collect, compile, process, transmit or store the information.

Although the Corporation employs a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of the information did occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on behalf of the Corporation, the Corporation's policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit the Corporation to confirm the third party's compliance with the terms of the agreement. Although the Corporation believes that it has adequate information security procedures and other safeguards in place, as information security risks and cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to enhance its information security measures and/or to investigate and remediate any information security vulnerabilities.

The Corporation will be completing a transition to a new core processing system. If the Corporation is not able to complete the transition as planned, or unanticipated events occur during the transition, the Corporation's operations, net income, or reputation could be adversely affected.

The Corporation expects to complete its transition to a new core processing system during 2013. The core processing system is used to maintain customer and account records, reflect account transactions and activity, and support the Corporation's customer relationship management systems for substantially all of the Corporation's deposit and loan customers. The Corporation has assembled a team of officers and employees representing key business units and functional areas throughout the Corporation to plan and oversee the transition process. This team, working with the vendor for the core processing system and outside project management consultants, has developed a comprehensive work plan for completing the transition. The transition will be completed in several phases, with between one and three of the Corporation's six subsidiary banks being transitioned to the new system in each phase. Extensive pre-transition testing of, and employee training in, processing routines and new core processing system operation will be conducted before each of the Corporation's subsidiary banks are transitioned to the new core processing system. The phased approach is expected to facilitate pre-transition system testing and employee training, reduce the potential impact of any unanticipated events that may arise during the conversion and enable the Corporation to allocate sufficient resources to both transition-related tasks and routine processing and customer service activities.

If the Corporation is not able to complete the transition to the new core processing system as expected in accordance with the work plan, or if unanticipated events occur during or following the transition, the Corporation may not be able to timely process transactions for its customers, those customers may not be able to complete transactions in or affecting their accounts that are maintained on the core processing system, or the Corporation may not be able to perform contractual and other obligations to its customers or other parties, such as payment networks in which the Corporation participates. Should any of these consequences occur, the Corporation may incur additional expense in its financial and regulatory reporting, in processing or re-processing transactions, and the Corporation may not be able to meet customer expectations for transaction processing and customer service, customers may lose confidence in the Corporation and close their accounts with the Corporation, and the Corporation may incur liability under contractual or other arrangements with customers or other parties. Any of these events, should they occur, could have a material and adverse impact on the Corporation's operations, net income, reputation or the trading price of the Corporation's common stock, as well as expose the Corporation to civil liability or regulatory sanctions.

The Corporation's business is dependent on its network and information processing systems, and, in some cases, those of the Corporation's third-party vendors, and the disruption or failure of those systems may adversely affect the Corporation's operations, net income, or reputation.

The Corporation's business activities are dependent on its ability to accurately and timely process, record and monitor a large number of transactions. If any of its financial, accounting, network or other information processing systems fail or have other significant shortcomings, the Corporation could be materially adversely affected. Third parties with which the Corporation does business could also be sources of operational risk to the Corporation, including the risk that the third parties' own network and information processing systems could fail. Any of these occurrences could materially diminish the Corporation's ability to operate one or more of the Corporation's businesses, or result in potential liability to clients, reputational damage and regulatory intervention, any of which could materially adversely affect the Corporation.

The Corporation may be subject to disruptions or failures of the Corporation's financial, accounting, network and information processing systems arising from events that are wholly or partially beyond the Corporation's control, which may include, for example, computer viruses or electrical or telecommunications outages, denial of service attacks or hacking targeting the Corporation's network or information processing systems or the Corporation's websites, natural disasters, disease pandemics or other damage to property or physical assets or terrorist acts. The Corporation has developed a comprehensive emergency recovery program, which includes plans to maintain or resume operations in the event of an emergency, such as a power outage or disease pandemic, and contingency plans in the event that operations or systems cannot be resumed or restored. The emergency recovery program is periodically reviewed and updated, and components of the emergency recovery program are regularly tested and validated. The Corporation also reviews and evaluates the emergency recovery programs of vendors which provide certain third-party systems that the Corporation considers critical. Nevertheless, disruptions or failures affecting any of these systems may give rise to interruption in service to customers, damage to the Corporation's reputation and loss or liability to the Corporation.

Merger and acquisition activity in the banking industry has been restrained, and may continue to be restrained, by market factors. Regulatory factors could also be an impediment to growth through acquisitions.

The Corporation has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. However, merger and acquisition activity in the banking industry has been restrained in recent years due to factors such as market volatility, lower market prices of the stock of potential buyers, lingering credit concerns, increased regulatory scrutiny and a disparity in price expectations between potential buyers and potential sellers. As a result, supplementing internal growth through acquisitions has been more difficult.

If the goodwill that the Corporation has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on the Corporation's results of operations.

If the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. Companies must evaluate goodwill for impairment at least annually. A more frequent evaluation could be triggered by, for example, a broad price decline in the shares of comparable publicly traded financial institutions. Write-downs of the amount of any impairment, if necessary, are to be charged to earnings in the period in which the impairment occurs.

Based on its annual goodwill impairment tests, the Corporation determined that no impairment charges were necessary in 2012, 2011, 2010, or 2009. During 2008, the Corporation recorded a $90.0 million goodwill impairment charge. As of December 31, 2012, the Corporation had $530.7 million of goodwill on its consolidated balance sheet. There can be no assurance that future evaluations of goodwill will not result in additional impairment charges.

Increases in FDIC insurance premiums may adversely affect the Corporation's earnings.

In response to the impact of economic conditions since December 2007 on banks generally and on the FDIC deposit insurance fund (DIF), the FDIC changed its risk-based assessment system and increased base assessment rates. On November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years' worth of premiums to replenish the depleted insurance fund.

In February 2011, as required under the Dodd-Frank Act, the FDIC issued a ruling pursuant to which the assessment base against which FDIC assessments for deposit insurance are made was changed. Instead of FDIC insurance assessments being based upon an insured bank's deposits, FDIC insurance assessments are now generally based on an insured bank's total average assets, minus average tangible equity. With this change, the Corporation's overall FDIC insurance cost has declined. However, a change in the risk categories applicable to the Corporation's bank subsidiaries, further adjustments to base assessment rates and any special assessments could have a material adverse effect on the Corporation. In addition, should one of the Corporation's subsidiary banks have assets above $10 billion for four consecutive quarters, a higher assessment could apply to that subsidiary for the purposes of calculating its FDIC insurance premium. The Corporation's largest subsidiary bank, Fulton Bank, N. A., had $9.2 billion in assets as of December 31, 2012. Based on current regulations, the Corporation has estimated that Fulton Bank, N. A., would pay approximately $1 million in additional annual FDIC insurance premiums if it were to reach the $10 billion threshold.

The Dodd-Frank Act also requires that the FDIC take steps necessary to increase the level of the DIF to 1.35% of total insured deposits by September 30, 2020. In October 2010, the FDIC adopted a Restoration Plan to achieve that goal. Certain elements of the Restoration Plan are left to future FDIC rulemaking, as are the potential for increases to the assessment rates, which may become necessary to achieve the targeted level of the DIF. Future FDIC rulemaking in this regard may have a material adverse effect on the Corporation.

The competition the Corporation faces is significant and may reduce the Corporation's customer base and negatively impact the Corporation's results of operations.

There is significant competition among commercial banks in the market areas served by the Corporation. In addition, as a result of the deregulation of the financial services industry, the Corporation also competes with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than the Corporation is with respect to the products and services they provide and have different cost structures. Some of the Corporation's competitors, including certain super-regional and national bank holding companies that have made acquisitions in its market area, have greater resources than the Corporation has and, as such, may have higher lending limits, lower cost of funds and may offer other services not offered by the Corporation.

The Corporation also experiences competition from a variety of institutions outside its market areas. Some of these institutions conduct business primarily over the Internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.

Competition may adversely affect the rates the Corporation pays on deposits and charges on loans, thereby potentially adversely affecting the Corporation's profitability. The Corporation's profitability depends upon its continued ability to successfully compete in the market areas it serves. Further, intense competition among lenders is contributing to downward pressure on loan yields.

The Corporation's mortgage banking line of business is cyclical, and may present specific risks.

Demand for residential mortgage loans has historically tended to increase during periods when interest rates were declining, and to decrease during periods when interest rates were rising.

Residential mortgage lending activity affects the Corporation's results of operations in a number of ways. When the Corporation originates and then sells a residential mortgage loan to investors in the secondary market, the Corporation typically recognizes an immediate gain on the sale of the residential mortgage loan, and if the Corporation continues to provide loan servicing in connection with the sold residential mortgage loan, the Corporation realizes mortgage servicing income during the life of the loan. When the Corporation originates a residential mortgage loan and retains that residential mortgage loan in its loan portfolio, the Corporation recognizes interest income as the borrower makes periodic payments.

During 2012, long-term interest rates in general, and those for residential mortgage loans in particular, were at or near historic lows. This low level of interest rates contributed to a significant increase in the volume of residential mortgage loans originated by the Corporation, a significant increase in gains realized on the sale of some of those loans to investors in the secondary market, and significant growth in the Corporation's residential mortgage loans held in its loan portfolio during 2012. This level of growth is unlikely to be repeated in 2013.

The Corporation provides customary representations and warranties to investors in the secondary mortgage market. These representations and warranties specify that, among other things, the loans sold have been underwritten to the standards established by the investor. The Corporation may be required to repurchase a loan or reimburse the investor for a credit loss incurred on a loan if it is determined that the representations and warranties have not been met. As of December 31, 2012 and 2011, the reserve for losses on residential mortgage loans sold was $6.0 million and $1.6 million, respectively.

The estimated fair value of mortgage servicing rights (MSRs) related to residential mortgage loans sold and serviced by the Corporation is recorded as an asset upon the sale of such loans. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans. MSRs are also evaluated for impairment. As interest rates decline, the rate of prepayment of residential mortgage loans typically increases, which can result in increased amortization of MSRs. The fair value of MSRs can decrease based on a number of factors, most notably an increase in prepayment speed projections. A reduction in the fair value of mortgage servicing rights is recorded as a valuation allowance and is recognized as a reduction in mortgage servicing income.

The Corporation's future growth and liquidity needs may require the Corporation to raise additional capital in the future, but that capital may not be available when it is needed or may be available at an excessive cost.

The Corporation is required by regulatory authorities to maintain adequate levels of capital to support its operations. The Corporation anticipates that current capital levels will satisfy regulatory requirements for the foreseeable future.

The Corporation, however, may at some point choose to raise additional capital to support its continued growth. The Corporation's ability to raise additional capital will depend, in part, on conditions in the capital markets at that time, which are outside of the Corporation's control. Accordingly, the Corporation may be unable to raise additional capital, if and when needed, on terms acceptable to the Corporation, or at all. If the Corporation cannot raise additional capital when needed, its ability to further expand operations through internal growth and acquisitions could be materially impacted. In the event of a material decrease in the Corporation's stock price, future issuances of equity securities could result in dilution of existing shareholder interests.

Capital planning has taken on more importance due to regulatory requirements and the proposed Basel III capital standards.

Consistent with current regulatory guidance, the Corporation prepares an internal capital plan, which is updated at least annually, and consults with the Federal Reserve in advance of undertaking any significant capital-related actions, such as declaring an increased cash dividend or approving a share repurchase program. Beginning in the fall of 2013 and annually thereafter, the Corporation, like other banking organizations with consolidated assets in excess of $10 billion, but less than $50 billion, will be required to conduct a stress test in the manner specified, and using assumptions for baseline, adverse and severely adverse scenarios announced by the Federal Reserve. The stress test is designed to assess the potential impact of the various scenarios on the Corporation's earnings, capital levels and capital ratios over at least a nine-quarter time horizon. The Corporation's board of directors and its senior management will be required to consider the results of the stress test in the normal course of business, including as part of its capital planning process and the evaluation of the adequacy of its capital. The Corporation will also be required to report the results of the annual stress test to the Federal Reserve, and beginning with the stress test conducted in the fall of 2014, publicly disclose a summary of the results of the stress test completed under the severely adverse scenario. While the Corporation believes that both the quality and magnitude of its capital base are sufficient to support its current operations given its risk profile, the results of the stress testing process may lead the Corporation to retain additional capital or alter the mix of its capital components. In addition, the implementation of certain regulations with regard to regulatory capital could disproportionately affect the Corporation's regulatory capital position relative to that of its competitors, including those who may not be subject to the same regulatory requirement, which could put further pressure on the price of the Corporation's common stock.

The federal banking regulatory agencies have proposed regulations implementing the Basel III capital standards. The Basel III proposals would change required levels of capital and how banks calculate their regulatory capital and revise and harmonize the rules for calculating risk-weighted assets to enhance risk sensitivity and address weaknesses that have been identified over the past several years. The proposals would increase the minimum levels of required capital, narrow the definition of capital, and increase the risk weights for various asset classes.

Specifically, fully phased-in capital standards under Basel III would require banks to maintain more capital than the minimum levels required under current regulatory capital standards. The new requirements would (i) include a new minimum common equity tier 1 capital ratio of 4.5% of risk-weighted assets, (ii) raise the minimum tier 1 capital ratio from 4.0% to 6.0% of risk-weighted assets, (iii) retain the current minimum total capital ratio of 8.0% of risk-weighted assets and the minimum tier 1 leverage capital ratio at 4.0% of average assets and (iv) introduce a "capital conservation buffer" of 2.5% above the minimum risk-based capital requirements; the capital conservation buffer must be maintained to avoid restrictions on capital distributions and certain discretionary bonus payments.

The new minimum regulatory capital requirements would be fully phased in on January 1, 2019. However, the final rules have not yet been issued and are not yet applicable to the Corporation. As of December 31, 2012, the Corporation believes its current capital levels would meet the fully-phased in minimum capital requirements, including capital conservation buffers, as proposed in the Basel III capital standards.

Liquidity planning at both the holding company and the bank levels has become an area of increased regulatory emphasis.

In addition to primary sources of liquidity in the form of principal and interest payments on outstanding loans and investments and deposits, the Corporation maintains secondary sources that provide it with additional liquidity. These secondary sources may include secured and unsecured borrowings from sources such as the Federal Reserve Bank and Federal Home Loan Bank and third-party commercial banks. The Corporation believes that it maintains a strong liquidity position and that it is well positioned to withstand current market conditions. However, market conditions have been negatively impacted by disruptions in the liquidity markets in the past and such disruptions or an adverse change in the Corporation's results of operations or financial condition could, in the future, have a negative impact on secondary sources of liquidity.

The Basel III proposals, in addition to new capital standards, also include new liquidity requirements which, when implemented by U.S. bank regulators, may require the Corporation to maintain increased levels of liquid assets or alter its strategies for liquidity management.

Liquidity must also be managed at the parent company level. Banking regulators are paying close attention to liquidity at the holding company level, in addition to consolidated and bank liquidity levels. This focus has affected some institutions' ability to pay dividends and has required some institutions to establish borrowing facilities at the holding company level. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from subsidiary banks to the parent company in the form of loans and dividends. Generally, these limitations are based on the subsidiary banks' regulatory capital levels and their net income. The Corporation continues to monitor the liquidity and capital needs of the parent company and will implement appropriate strategies, as necessary, to remain adequately capitalized and to meet its cash needs.

The Corporation is a holding company and relies on dividends from its subsidiaries for substantially all of its revenue and its ability to make dividends, distributions and other payments.

The Corporation is a separate and distinct legal entity from its banking and nonbanking subsidiaries, and depends on the payment of dividends from its subsidiaries, principally its banking subsidiaries, for substantially all of its revenues. As a result, the Corporation's ability to make dividend payments on its common stock depends primarily on certain federal and state regulatory considerations and the receipt of dividends and other distributions from its subsidiaries. There are various regulatory and prudential supervisory restrictions, which may change from time to time, that impact the ability of its banking subsidiaries to pay dividends or make other payments to it. For additional information regarding the regulatory restrictions on the Corporation and its subsidiaries, see Item 1, "Business - Supervision and Regulation."

If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition and results of operations of the Corporation's banking subsidiaries, the applicable regulatory authority might deem the Corporation to be engaged in an unsafe or unsound practice if its banking subsidiaries were to pay dividends. The Federal Reserve Board and the Office of the Comptroller of the Currency have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. In 2009, the Federal Reserve Board released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform its Federal Reserve Bank and should eliminate, defer or significantly reduce its dividends if (1) the bank holding company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (2) the bank holding company's prospective rate of earnings is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (3) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

A downgrade in the credit ratings of the Corporation or its bank subsidiaries could have a material adverse impact on the Corporation.

Fitch, Inc. and Moody's Investors Service, Inc. continuously evaluate the Corporation and our subsidiaries, and their ratings of the Corporation and its subsidiary's long-term and short-term debt are based on a number of factors, including financial strength, as well as factors not entirely within its and its subsidiaries' control, such as conditions affecting the financial services industry generally. Moreover, Fitch and Moody's have indicated that they are evaluating the impact of the Dodd-Frank Act on the rating support assumptions currently included in their methodologies. In light of these reviews and the continued focus on the financial services industry generally, the Corporation and its subsidiaries may not be able to maintain their current respective ratings. Ratings downgrades by Fitch or Moody's could have a significant and immediate impact on the Corporation's funding and liquidity through cash obligations, reduced funding capacity and collateral triggers. A reduction in the Corporation's or its subsidiaries' credit ratings could also increase the Corporation's borrowing costs and limit its access to the capital markets.

Downgrades in the credit or financial strength ratings assigned to the counterparties with whom the Corporation transact, could create the perception that the Corporation's financial condition will be adversely impacted as a result of potential future defaults by such counterparties. Additionally, the Corporation could be adversely affected by a general, negative perception of financial institutions caused by the downgrade of other financial institutions. Accordingly, ratings downgrades for other financial institutions could affect the Corporation's market capitalization and could limit access to or increase its cost of capital.

Many aspects of the Corporation's operations are dependent upon the soundness of other financial institutions.

The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, execution of transactions or other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis, and therefore could adversely affect the Corporation.

Anti-takeover provisions could negatively impact the Corporation's shareholders.

Provisions of Pennsylvania law and of the Corporation's Amended and Restated Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire control of the Corporation or have the effect of discouraging a third party from attempting to acquire control of the Corporation. The Corporation's Amended and Restated Articles of Incorporation and Bylaws include certain provisions which may be considered to be "anti-takeover" in nature because they may have the effect of discouraging or making more difficult the acquisition of control over the Corporation by means of a hostile tender offer, exchange offer, proxy contest or similar transaction. These provisions are intended to protect the Corporation's shareholders by providing a measure of assurance that the Corporation's shareholders will be treated fairly in the event of an unsolicited takeover bid and by preventing a successful takeover bidder from exercising its voting control to the detriment of the other shareholders. However, the anti-takeover provisions set forth in the Corporation's Amended and Restated Articles of Incorporation and Bylaws, taken as a whole, may discourage a hostile tender offer, exchange offer, proxy solicitation or similar transaction relating to the Corporation's common stock. To the extent that these provisions actually discourage such a transaction, holders of the Corporation's common stock may not have an opportunity to dispose of part or all of their stock at a higher price than that prevailing in the market. In addition, some of these provisions make it more difficult to remove, and thereby may serve to entrench, the Corporation's incumbent directors and officers, even if their removal would be regarded by some shareholders as desirable.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes the Corporation's full-service branch properties, by subsidiary bank, as of December 31, 2012. Remote service facilities (mainly stand-alone automated teller machines) are excluded.

Subsidiary Bank	Owned	Leased	Total Branches
Fulton Bank, N.A.	47	72	119
Fulton Bank of New Jersey	39	32	71
The Columbia Bank	9	30	39
Lafayette Ambassador Bank	5	18	23
FNB Bank, N.A.	6	2	8
Swineford National Bank	5	2	7
Total	111	156	267

The following table summarizes the Corporation's other significant administrative properties. Banking subsidiaries also maintain administrative offices at their respective main banking branches, which are included within the preceding table.

Entity	Property	Location	Owned/ Leased
Fulton Bank, N.A./Fulton Financial Corporation	Corporate Headquarters	Lancaster, PA	(1)
Fulton Financial Corporation	Operations Center	East Petersburg, PA	Owned
Fulton Bank, N.A.	Operations Center	Mantua, NJ	Owned

(1) Includes approximately 100,000 square feet which is owned by an independent third-party who financed the construction through a loan from Fulton Bank, N.A. The Corporation is leasing this space from the third-party in an arrangement accounted for as a capital lease. The lease term expires in 2027. The Corporation owns the remainder of the Corporate Headquarters location. This property also includes a Fulton Bank, N.A. branch, which is included in the preceding table.

Item 3. Legal Proceedings

The Corporation and its subsidiaries are involved in various legal proceedings in the ordinary course of business. The Corporation evaluates the possible impact of pending litigation matters based on, among other factors, the advice of counsel, available insurance coverage and recorded liabilities and reserves for probable legal liabilities and costs. As of the date of this report, the Corporation believes that any liabilities, individually or in the aggregate, which may result from the final outcomes of pending proceedings are not expected to have a material adverse effect on the financial position, the operating results and/or the liquidity of the Corporation. However, litigation is often unpredictable and the actual results of litigation cannot be determined with certainty.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

As of December 31, 2012, the Corporation had 199.2 million shares of $2.50 par value common stock outstanding held by approximately 42,000 holders of record. The closing price per share of the Corporation's common stock on December 31, 2012 was $9.61. The common stock of the Corporation is traded on the Global Select Market of The NASDAQ Stock Market under the symbol FULT.

The following table presents the quarterly high and low prices of the Corporation's common stock and per common share cash dividends declared for each of the quarterly periods in 2012 and 2011:

	Price Range		Per Common Share Dividend
	High	Low	
2012			
First Quarter	**$ 10.80**	**$ 9.18**	**$ 0.07**
Second Quarter	**10.68**	**9.32**	**0.07**
Third Quarter	**10.72**	**8.75**	**0.08**
Fourth Quarter	**10.49**	**9.22**	**0.08**
2011			
First Quarter	$ 11.54	$ 9.81	$ 0.04
Second Quarter	11.91	10.17	0.05
Third Quarter	11.27	7.44	0.05
Fourth Quarter	10.24	7.18	0.06

Restrictions on the Payments of Dividends

The Corporation is a separate and distinct legal entity from its banking and nonbanking subsidiaries, and depends on the payment of dividends from its subsidiaries, principally its banking subsidiaries, for substantially all of its revenues. As a result, the Corporation's ability to make dividend payments on its common stock depends primarily on certain federal and state regulatory considerations and the receipt of dividends and other distributions from its subsidiaries. There are various regulatory and prudential supervisory restrictions, which may change from time to time, that impact the ability of its banking subsidiaries to pay dividends or make other payments to it. For additional information regarding the regulatory restrictions applicable to the Corporation and its subsidiaries, see Part I - Item 1, "Business - Supervision and Regulation," Part I - Item 1A, "Risk Factors - The Corporation is a holding company and relies on dividends from its subsidiaries for substantially all of its revenue and its ability to make dividends, distributions and other payments" and Part II - Item 8, "Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note K - Regulatory Matters" of this Report.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about options outstanding under the Corporation's 2004 Stock Option and Compensation Plan and the number of securities remaining available for future issuance under the Corporation's 2004 Stock Option and Compensation Plan, the 2011 Directors' Equity Participation Plan and the Employee Stock Purchase Plan as of December 31, 2012:

Plan Category	Equity compensation plans approved by security holders	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (1)
Equity compensation plans approved by security holders	6,076,121	$ 13.17	12,755,480
Equity compensation plans not approved by security holders	—	N/A	—
Total	6,076,121	$ 13.27	12,755,480

(1) Consists of 11,811,046 shares that may be awarded under the 2004 Stock Option and Compensation Plan, 468,907 shares that may be awarded under the 2011 Directors' Equity Participation Plan and 475,527 of shares that may be purchased under the Employee Stock Purchase Plan. Excludes accrued purchase rights under the Employee Stock Purchase Plan as of December 31, 2012 as the number of shares to be purchased is indeterminable until the time shares are issued.

Performance Graph

The graph below shows cumulative investment returns to shareholders based on the assumptions that (A) an investment of $100.00 was made on December 31, 2007, in each of the following: (i) Fulton Financial Corporation common stock; (ii) the stock of all U. S. companies traded on the NASDAQ Stock Market; (iii) the stock of all companies on the NASDAQ Bank Stock Index; (iv) the stock all companies on the Standard and Poor's 500 index (S&P 500); (v) common stock of the peer group approved by the Board of Directors on September 21, 2010 consisting of bank and financial holding companies located throughout the United States selected based on their asset size, loan distribution, revenue composition, geographic focus, business model, ownership and market capitalization and which were not a party to a merger agreement as of the end of the period and (B) all dividends were reinvested in such securities over the past five years. The graph is not indicative of future price performance.

In 2012, the Human Resources Committee of the Board of Directors made a decision to revise the comparable indices presented in the graph below. The revisions include the addition of the NASDAQ Bank Stock Index and the S&P 500 Index and the future exclusion of the complete NASDAQ Stock Market index and the Fulton Financial Peer Group index. However, the graph below includes all indices, including those that are being deleted. The reason for this revision in the Corporation's comparable indices is to provide a more transparent and generally accepted market comparison of the Corporation's stock, in the form of the NASDAQ Bank Stock Index, while also providing a better broad market stock performance index in the form of the S&P 500.

The graph below is furnished under this Part II, Item 5 of this Form 10-K and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended.



Fulton Financial Corporation
Total Return Performance
Index Value
130
120
110
100
90
80
70
60
50
2007
2008
2009
2010
2011
2012
Period Ending

Fulton Financial Corporation — NASDAQ Composite — FULT Peer Group — S&P 500 — NASDAQ Bank Index

Index	Year Ending December 31					
	2007	2008	2009	2010	2011	2012
Fulton Financial Corporation	100.00	90.36	83.39	100.08	96.93	97.84
NASDAQ Composite	100.00	60.02	87.24	103.08	102.26	120.42
Fulton Financial Peer Group	100.00	94.50	83.94	92.48	78.35	85.06
S&P 500	100.00	63.00	79.68	91.68	93.61	108.59
NASDAQ Bank Index	100.00	78.46	65.67	74.96	67.09	79.63

Issuer Purchases of Equity Securities

Not applicable.

Item 6. Selected Financial Data

5-YEAR CONSOLIDATED SUMMARY OF FINANCIAL RESULTS
(dollars in thousands, except per-share data)

	2012	2011	2010	2009	2008
SUMMARY OF OPERATIONS					
Interest income	$ 647,496	$ 693,698	$ 745,373	$ 786,467	$ 867,494
Interest expense	103,168	133,538	186,627	265,513	343,346
Net interest income	544,328	560,160	558,746	520,954	524,148
Provision for credit losses	94,000	135,000	160,000	190,020	119,626
Investment securities gains (losses), net	3,026	4,561	701	1,079	(58,241)
Other income, excluding investment securities gains (losses)	207,383	183,166	181,619	172,856	157,549
Gains on sale of Global Exchange and credit card portfolio	6,215	—	—	—	13,910
Other expenses	449,506	416,476	408,325	415,537	408,787
Goodwill impairment	—	—	—	—	90,000
Income before income taxes	217,446	196,411	172,741	89,332	18,953
Income taxes	57,601	50,838	44,409	15,408	24,570
Net income (loss)	159,845	145,573	128,332	73,924	(5,617)
Preferred stock dividends and discount accretion	—	—	(16,303)	(20,169)	(463)
Net income (loss) available to common shareholders	$ 159,845	$ 145,573	$ 112,029	$ 53,755	$ (6,080)
PER COMMON SHARE					
Net income (loss) (basic)	$ 0.80	$ 0.73	$ 0.59	$ 0.31	$ (0.03)
Net income (loss) (diluted)	0.80	0.73	0.59	0.31	(0.03)
Cash dividends	0.30	0.20	0.12	0.12	0.60
RATIOS					
Return on average assets	0.98%	0.90%	0.78%	0.45%	(0.04)%
Return on average common shareholders' equity	7.79	7.45	6.29	3.54	(0.38)
Return on average tangible common shareholders' equity (1)	10.73	10.54	9.39	5.96	9.33
Net interest margin	3.76	3.90	3.80	3.52	3.70
Efficiency ratio	57.63	54.28	53.33	57.77	56.44
Dividend payout ratio	37.50	27.40	20.34	38.70	N/M
PERIOD-END BALANCES					
Total assets	$ 16,528,153	$ 16,370,508	$ 16,275,254	$ 16,635,635	$ 16,185,106
Investment securities	2,794,017	2,679,967	2,861,484	3,267,086	2,724,841
Loans, net of unearned income	12,144,604	11,968,970	11,933,307	11,972,424	12,042,620
Deposits	12,473,091	12,525,739	12,388,581	12,097,914	10,551,916
Short-term borrowings	868,399	597,033	674,077	868,940	1,762,770
Federal Home Loan Bank (FHLB) advances and long-term debt	894,253	1,040,149	1,119,450	1,540,773	1,787,797
Shareholders' equity	2,081,656	1,992,539	1,880,389	1,936,482	1,859,647
AVERAGE BALANCES					
Total assets	$ 16,245,305	$ 16,102,581	$ 16,426,459	$ 16,480,673	$ 15,976,871
Investment securities	2,801,554	2,680,229	2,899,925	3,137,708	2,924,340
Loans, net of unearned income	11,966,347	11,904,529	11,958,435	11,975,899	11,595,243
Deposits	12,382,819	12,447,551	12,343,844	11,637,125	10,016,528
Short-term borrowings	690,883	495,791	587,602	1,043,279	2,336,526
FHLB advances and long-term debt	933,727	1,034,475	1,326,449	1,712,630	1,822,115
Shareholders' equity	2,050,994	1,953,396	1,977,166	1,889,561	1,609,828

N/M – Not meaningful.

(1) Net income (loss) available to common shareholders, as adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average common shareholders' equity, net of goodwill and intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion) concerns Fulton Financial Corporation (the Corporation), a financial holding company registered under the Bank Holding Company Act and incorporated under the laws of the Commonwealth of Pennsylvania in 1982, and its wholly owned subsidiaries. Management's Discussion should be read in conjunction with the consolidated financial statements and other financial information presented in this report.

FORWARD-LOOKING STATEMENTS

The Corporation has made, and may continue to make, certain forward-looking statements with respect to its financial condition and results of operations. Do not unduly rely on forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions which are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, some of which are beyond the Corporation's control and ability to predict, that could cause actual results to differ materially from those expressed in the forward-looking statements. The Corporation undertakes no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Many factors could affect future financial results including, without limitation:

- the impact of adverse changes in the economy and real estate markets, including protracted periods of low-growth and sluggish loan demand;
- the effect of market interest rates, particularly a continuing period of low market interest rates, and relative balances of rate-sensitive assets to rate-sensitive liabilities, on net interest margin and net interest income;
- the effect of competition on rates of deposit and loan growth and net interest margin;
- increases in non-performing assets, which may require the Corporation to increase the allowance for credit losses, charge-off loans and incur elevated collection and carrying costs related to such non-performing assets;
- non-interest income growth, including the impact of potential regulatory changes;
- investment securities gains and losses, including other-than-temporary declines in the value of securities which may result in charges to earnings;
- the level of non-interest expenses, including salaries and employee benefits expenses, operating risk losses, amortization of intangible assets and goodwill impairment;
- the impact of increased regulatory scrutiny of the banking industry;
- the increasing time and expense associated with regulatory compliance and risk management;
- the uncertainty and lack of clear regulatory guidance associated with the delay in implementing many of the regulations mandated by the Dodd-Frank Act;
- capital and liquidity strategies, including the expected impact of the capital and liquidity requirements proposed by the Basel III standards;
- operational risk, i.e. the risk of loss resulting from human error, inadequate or failed internal processes and systems, outsourcing arrangements, compliance and legal risk and external events;
- acquisition and growth strategies, including the impact of a less robust merger and acquisition environment in the banking industry and increased regulatory scrutiny; and
- the potential impact of the inability of the federal government to effectively address the so-called "fiscal cliff," budget sequestration and the federal debt ceiling.

OVERVIEW

Fulton Financial Corporation is a financial holding company comprised of six wholly owned banking subsidiaries which provide a full range of retail and commercial financial services in Pennsylvania, Delaware, Maryland, New Jersey and Virginia. The Corporation generates the majority of its revenue through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and/or maintaining or increasing the net interest margin, which is net interest income (fully taxable-equivalent, or FTE) as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through gains on sales of assets, such as loans, investments, lines of business or properties. Offsetting these revenue sources are provisions for credit losses on loans, non-interest expenses and income taxes.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

	2012	2011
Net income (in thousands)	**$ 159,845**	**$ 145,573**
Diluted net income per common share	$ 0.80	$ 0.73
Return on average assets	**0.98%**	**0.90%**
Return on average common equity	7.79%	7.45%
Return on average tangible common equity	**10.73%**	**10.54%**
Net interest margin (1)	3.76%	3.90%
Efficiency ratio	**57.63%**	**54.28%**

(1) Presented on an FTE basis, using a 35% Federal tax rate and statutory interest expense disallowances. See also the "Net Interest Income" section of Management's Discussion.

Net income increased $14.3 million, or 9.8%, to $159.8 million in 2012. During 2012, the Corporation continued to focus on its relationship banking strategy, built upon a foundation of dedicated people and a commitment to superior customer service. This focus and general, albeit slow, economic improvement allowed the Corporation to make progress on its 2012 corporate objectives, which included the following:

- *Net Income Per Share Growth* - Net income per share increased $0.07, or 9.6%, in comparison to 2011. This increase was driven largely by a decrease in the provision for credit losses and an increase in mortgage banking income due to higher volumes of residential mortgage loan sales and higher spreads earned on sales, partially offset by a decrease in net interest income and higher non-interest expenses.

- *Return on Average Assets Improvement* - Return on average assets improves when net income increases at a higher rate than average assets. In 2012, return on average assets increased eight basis points, or 8.9%, in comparison to 2011, due to the 9.6% increase in net income, which exceeded a 0.9% increase in average assets. Average asset growth included a 4.5% increase in investment securities and a 0.5% increase in loans.

- *Net Interest Margin Management* - The Corporation's net interest margin decreased 14 basis points, or 3.6%, in comparison to 2011. Prior to 2012, the low interest rate environment had a positive effect on the Corporation's net interest margin as rates on interest-bearing liabilities decreased more quickly than yields on interest-earning assets, as the repricing of the loan portfolio lagged the repricing of deposits. Over time, as the low interest rate environment persisted, the downward repricing of interest bearing liabilities slowed as rates approached their implied floors. In 2012, the decrease in yields on interest-earning assets exceeded the decrease in rates in interest bearing liabilities, leading to net interest margin compression for the first time since 2009.

- *Asset Quality Improvement* - Overall asset quality improved in 2012 with decreases in non-performing loans and overall delinquency levels resulting in a decrease in the provision for credit losses of $41.0 million, or 30.4%.

- *Prudent Capital Deployment* - Total shareholders' equity increased $89.1 million, or 4.5%, to $2.1 billion, or 12.6% of total assets, as of December 31, 2012. During 2012, the Corporation deployed capital for organic growth, increased its quarterly cash dividend and initiated a common stock repurchase program, resulting in the repurchase of 2.1 million outstanding shares of common stock through the expiration of the plan on December 31, 2012. In January 2013, the Corporation's board of directors approved a share repurchase program for the repurchase of up to eight million shares, or approximately 4.0% of its outstanding shares, through June 30, 2013.

- *Leverage Market Opportunities* - During 2012, the Corporation added new retail and small business relationships, contributing to strong growth in demand and savings accounts. The Corporation also expanded its branch network through the addition of six new branches. If economic conditions continue to improve, the Corporation believes that it is well positioned for growth.

The challenges facing the Corporation in 2013 will include achieving quality earning asset growth, effectively managing the net interest margin and controlling the level of non-interest expenses in light of increased compliance and regulatory demands. The Corporation anticipates higher loan growth and further improvement in asset quality if the economy continues to expand and consumer and business confidence increases. The Corporation's primary focus in 2013 will be quality earning asset growth. In keeping with this focus, the Corporation's affiliate and departmental business plans will continue to place tactical priority not only on loan growth, which will be critical in mitigating the impact of net interest margin compression, but also on growth in savings and demand deposits and non-interest income growth.

CRITICAL ACCOUNTING POLICIES

The following is a summary of those accounting policies that the Corporation considers to be most important to the presentation of its financial condition and results of operations, as they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain. For a more detailed description of the Corporation's accounting policies related to each of the critical accounting estimates below see Note A, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements.

Allowance for Credit Losses - The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet.

The Corporation's allowance for credit losses includes: 1) specific allowances allocated to impaired loans evaluated for impairment under the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Section 310-10-35; and 2) allowances calculated for pools of loans evaluated for impairment under FASB ASC Subtopic 450-20.

Management's estimate of losses inherent in the loan portfolio is dependent on the proper application of its methodology for determining its allowance needs. The most critical judgments inherent in that methodology include:

- ***The ability to identify potential problem loans in a timely manner.*** For commercial loans, commercial mortgages and construction loans to commercial borrowers, an internal risk rating process is used. Risk ratings are initially assigned to loans by loan officers and are reviewed on a regular basis by credit administration staff. The Corporation's loan review officers provide an independent assessment of risk rating accuracy. Ratings change based on the ongoing monitoring procedures performed by credit administration staff, or if specific loan review activities identify a deterioration or an improvement in the loan. While assigning risk ratings involves judgment, the risk rating process allows management to identify riskier credits in a timely manner and to properly allocate resources to managing troubled accounts.

  The Corporation does not assign internal risk ratings for residential mortgages, home equity loans, consumer loans, installment loans and lease receivables and construction loans to individuals because these portfolios consist of a larger number of loans with smaller balances. Instead, these portfolios are evaluated for risk through the monitoring of delinquency status.

- ***Proper collateral valuation of impaired loans evaluated for impairment under FASB ASC Section 310-10-35.*** Substantially all of the Corporation's impaired loans with balances greater than $1.0 million are measured based on the estimated fair value of each loan's collateral. Collateral could be in the form of real estate, in the case of impaired commercial mortgages and construction loans, or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real property.

  For loans secured by real estate, estimated fair values are determined primarily through certified third-party appraisals, discounted to arrive at expected sale prices, net of estimated selling costs. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including: the age of the most recent appraisal; the loan-to-value ratio based on the original appraisal; the condition of the property; the Corporation's experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others. The Corporation generally obtains updated certified third-party appraisals for impaired loans secured predominately by real estate every 12 months.

  When updated certified appraisals are not obtained for loans evaluated for impairment under FASB ASC Section 310-10-35 that are secured by real estate, fair values are estimated based on the original appraisal values, as long as the original appraisal indicated a very strong loan to value position and, in the opinion of the Corporation's internal loan evaluation staff, there has not been a significant deterioration in the collateral value since the original appraisal was performed. Original appraisals are typically used only when the estimated collateral value, as adjusted appropriately for age of appraisal, results in a current loan to value ratio that is lower than the Corporation's loan-to-value requirements for new loans, generally less than 70%.

- ***Proper measurement of allowance needs for pools of loans measured for impairment under FASB ASC Subtopic 450-20.*** For loan loss allocation purposes, loans are segmented into pools with similar characteristics. These pools are by general loan type, or "portfolio segments," as presented in the table under the heading, "Loans, Net of Unearned Income," within Note D, "Loans and Allowance for Credit Losses," in the Notes to Consolidated Financial Statements. Certain portfolio segments are further disaggregated and evaluated collectively for impairment based on "class segments," which are largely based on the type of collateral underlying each loan. For commercial loans, class segments include loans secured by collateral and unsecured loans. Construction loan class segments include loans secured by commercial real estate, loans to commercial borrowers secured by residential real estate and loans to individuals secured by residential real estate. Consumer loan class segments are based on collateral types and include direct consumer installment loans and indirect automobile loans.

  Commercial loans, commercial mortgages and certain construction loans are further segmented into separate pools based on internally assigned risk ratings. Residential mortgages, home equity loans, consumer loans, and lease receivables are further segmented into separate pools based on delinquency status.

  A loss rate is calculated for each pool through a regression analysis based on historical losses as loans migrate through the various risk rating or delinquency categories. Estimated loss rates are based on a probability of default (PD) and a loss given default (LGD). The loss rate is adjusted to consider qualitative factors, such as economic conditions and trends.

- ***Overall assessment of the risk profile of the loan portfolio.*** The allocation of the allowance for credit losses is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Corporation considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type. An unallocated allowance is maintained for factors and conditions that exist at the balance sheet date, but are not specifically identifiable, and to recognize the inherent imprecision in estimating and measuring loss exposure.

For additional details related to the allowance for credit losses, see Note D, "Loans and Allowance for Credit Losses," in the Notes to Consolidated Financial Statements.

Goodwill - Goodwill recorded in connection with acquisitions is not amortized to expense, but is tested at least annually for impairment. A quantitative annual impairment test is not required if, based on a qualitative analysis, the Corporation determines that the existence of events and circumstances indicate that it is more likely than not that goodwill is not impaired. The Corporation completes its annual goodwill impairment test as of October 31st of each year. The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units. A fair value is then determined for each reporting unit. If the fair values of the reporting units exceed their book values, no write-down of the recorded goodwill is necessary. If the fair values are less than the book values, an additional valuation procedure is necessary to assess the proper carrying value of the goodwill.

Reporting unit valuation is inherently subjective, with a number of factors based on assumptions and management judgments. Among these are future growth rates for the reporting units, selection of comparable market transactions, discount rates and earnings capitalization rates. Changes in assumptions and results due to economic conditions, industry factors and reporting unit performance and cash flow projections could result in different assessments of the fair values of reporting units and could result in impairment charges.

If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is required. Such events may include adverse changes in legal factors or in the business climate, adverse actions by a regulator, unanticipated competition, the loss of key employees, or similar events.

For additional details related to the annual goodwill impairment test, see Note F, "Goodwill and Intangible Assets," in the Notes to Consolidated Financial Statements.

Income Taxes – The provision for income taxes is based upon income before income taxes, adjusted for the effect of certain tax-exempt income, non-deductible expenses and credits. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The Corporation must also evaluate the likelihood that deferred tax assets will be recovered through future taxable income. If any such assets are more likely than not to not be recovered, a valuation allowance must be recognized. The assessment of the carrying value of deferred tax assets is based on certain assumptions, changes in which could have a material impact on the Corporation's consolidated financial statements.

The Corporation accounts for uncertain tax positions by applying a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position or through settlements of positions with the tax authorities.

See also Note L, "Income Taxes," in the Notes to Consolidated Financial Statements.

Fair Value Measurements – FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

The Corporation has categorized all assets and liabilities measured at fair value both on a recurring and nonrecurring basis into the above three levels.

The determination of fair value for assets categorized as Level 3 items involves a great deal of subjectivity due to the use of unobservable inputs. In addition, determining when a market is no longer active and placing little or no reliance on distressed market prices requires the use of management's judgment. The Corporation's Level 3 assets include available for sale debt securities in the form of pooled trust preferred securities, certain single-issuer trust preferred securities issued by financial institutions and auction rate securities. The Corporation also categorizes impaired loans, net of allowance allocations, other real estate owned (OREO) and mortgage servicing rights as Level 3 assets measured at fair value on a non-recurring basis.

The Corporation engages third-party valuation experts to assist in valuing most available-for-sale investment securities measured at fair value on a recurring basis which are classified as Level 2 or Level 3 items. The pricing data and market quotes the Corporation obtains from outside sources are reviewed internally for reasonableness.

See Note R, "Fair Value Measurements," in the Notes to Consolidated Financial Statements for the disclosures required by FASB ASC Topic 820.

New Accounting Standard

In February 2013, the FASB issued ASC Update 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." ASC Update 2013-02 clarifies the requirements for the reporting of reclassifications out of accumulated other comprehensive income. For items reclassified out of accumulated other comprehensive income and into net income in their entirety, companies must disclose the effect of the reclassification on each affected statement of income line item. For all other reclassifications, companies must cross reference to other required accounting principles generally accepted in the United States (U.S. GAAP) disclosures. This standards update is effective for the first interim period beginning on or after December 15, 2012. For the Corporation, this standards update is effective in connection with its March 31, 2013 interim filing on Form 10-Q. The adoption of ASC Update 2013-02 will not materially impact the Corporation's financial statements.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the most significant component of the Corporation's net income. The Corporation manages the risk associated with changes in interest rates through the techniques described within Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

The following table provides a comparative average balance sheet and net interest income analysis for 2012 compared to 2011 and 2010. Interest income and yields are presented on an FTE basis, using a 35% federal tax rate and statutory interest expense disallowances. The discussion following this table is based on these tax-equivalent amounts.

	2012			2011			2010		
	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
				(dollars in thousands)					
ASSETS									
Interest-earning assets:									
Loans, net of unearned income (2)	$ 11,966,347	$ 575,534	4.81%	$ 11,904,529	$ 605,671	5.09%	$ 11,958,435	$ 637,438	5.33%
Taxable investment securities (3)	2,401,343	67,349	2.80	2,223,376	80,184	3.61	2,403,206	96,237	4.00
Tax-exempt investment securities (3)	287,763	15,942	5.54	330,087	18,521	5.61	357,427	20,513	5.74
Equity securities (3)	112,448	3,291	2.93	126,766	3,078	2.43	139,292	3,103	2.23
Total investment securities	2,801,554	86,582	3.09	2,680,229	101,783	3.80	2,899,925	119,853	4.13
Loans held for sale	54,351	2,064	3.80	43,470	1,958	4.50	69,157	3,088	4.47
Other interest-earning assets	130,946	178	0.14	160,664	358	0.22	192,888	505	0.26
Total interest-earning assets	14,953,198	664,358	4.45	14,788,892	709,770	4.80	15,120,405	760,884	5.04
Noninterest-earning assets:									
Cash and due from banks	234,880			274,527			268,615		
Premises and equipment	219,236			207,081			204,316		
Other assets (3)	1,088,151			1,108,359			1,114,678		
Less: Allowance for loan losses	(250,160)			(276,278)			(281,555)		
Total Assets	$ 16,245,305			$ 16,102,581			$ 16,426,459		
LIABILITIES AND EQUITY									
Interest-bearing liabilities:									
Demand deposits	$ 2,560,831	$ 4,187	0.16%	$ 2,391,043	$ 5,312	0.22%	$ 2,099,026	$ 7,341	0.35%
Savings deposits	3,347,606	6,002	0.18	3,359,109	11,536	0.34	3,124,157	19,889	0.63
Time deposits	3,717,556	46,706	1.26	4,297,106	66,235	1.54	5,016,645	95,129	1.90
Total interest-bearing deposits	9,625,993	56,895	0.59	10,047,258	83,083	0.83	10,239,828	122,359	1.19
Short-term borrowings	690,883	1,068	0.15	495,791	746	0.15	587,602	1,455	0.25
Long-term debt	933,727	45,205	4.84	1,034,475	49,709	4.81	1,326,449	62,813	4.74
Total interest-bearing liabilities	11,250,603	103,168	0.92	11,577,524	133,538	1.15	12,153,879	186,627	1.54
Noninterest-bearing liabilities:									
Demand deposits	2,756,826			2,400,293			2,104,016		
Other	186,882			171,368			191,398		
Total Liabilities	14,194,311			14,149,185			14,449,293		
Shareholders' equity	2,050,994			1,953,396			1,977,166		
Total Liabilities and Shareholders' Equity	$ 16,245,305			$ 16,102,581			$ 16,426,459		
Net interest income/net interest margin (FTE)		561,190	3.76%		576,232	3.90%		574,257	3.80%
Tax equivalent adjustment		(16,862)			(16,072)			(15,511)	
Net interest income		$ 544,328			$ 560,160			$ 558,746	

(1) Includes dividends earned on equity securities.
(2) Includes non-performing loans.
(3) Includes amortized historical cost for available for sale securities; the related unrealized holding gains (losses) are included in other assets.

The following table sets forth a summary of changes in FTE interest income and expense resulting from changes in average balances (volumes) and changes in rates:

	2012 vs. 2011 Increase (decrease) due to change in			2011 vs. 2010 Increase (decrease) due to change in		
	Volume	**Rate**	**Net**	Volume	Rate	Net
	(in thousands)					
Interest income on:						
Loans and leases	**$ 3,130**	**$ (33,267)**	**$ (30,137)**	$ (2,861)	$ (28,906)	$ (31,767)
Taxable investment securities	**6,040**	**(18,875)**	**(12,835)**	(6,894)	(9,159)	(16,053)
Tax-exempt investment securities	**(2,348)**	**(231)**	**(2,579)**	(1,542)	(450)	(1,992)
Equity securities	**(373)**	**586**	**213**	(292)	267	(25)
Loans held for sale	**443**	**(337)**	**106**	(1,157)	27	(1,130)
Other interest-earning assets	**(58)**	**(122)**	**(180)**	(78)	(69)	(147)
Total interest-earning assets	**$ 6,834**	**$ (52,246)**	**$ (45,412)**	$ (12,824)	$ (38,290)	$ (51,114)
Interest expense on:						
Demand deposits	**$ 356**	**$ (1,481)**	**$ (1,125)**	$ 918	$ (2,947)	$ (2,029)
Savings deposits	**(40)**	**(5,494)**	**(5,534)**	1,332	(9,685)	(8,353)
Time deposits	**(8,236)**	**(11,293)**	**(19,529)**	(12,536)	(16,358)	(28,894)
Short-term borrowings	**301**	**21**	**322**	(202)	(507)	(709)
Long-term debt	**(4,875)**	**371**	**(4,504)**	(14,017)	913	(13,104)
Total interest-bearing liabilities	**$ (12,494)**	**$ (17,876)**	**$ (30,370)**	$ (24,505)	$ (28,584)	$ (53,089)

Note: Changes which are partially attributable to both volume and rate are allocated to the volume and rate components presented above based on the percentage of the direct changes that are attributable to each component.

Comparison of 2012 to 2011

FTE net interest income decreased $15.0 million, or 2.6%, to $561.2 million in 2012. Net interest margin decreased 14 basis points, or 3.6%, from 3.90% in 2011 to 3.76% in 2012.

FTE interest income decreased $45.4 million, or 6.4%. A 35 basis point, or 7.3%, decrease in yields on interest-earning assets resulted in a $52.2 million decrease in interest income, while a $164.3 million, or 1.1%, increase in average interest-earning assets resulted in a $6.8 million increase in interest income.

The increase in average interest-earning assets was primarily due to a $121.3 million, or 4.5%, increase in average investments. The average yield on investment securities decreased 71 basis points, or 18.7%, from 3.80% in 2011 to 3.09% in 2012, as the reinvestment of cash flows and purchases of mortgage-backed securities and collateralized mortgage obligations were at yields that were lower than the overall portfolio yield. A $6.1 million, or 101.7%, increase in net premium amortization, due primarily to higher prepayments on mortgage-backed securities and collateralized mortgage obligations, contributed 21 basis points to the decrease in average investment yields and four basis points to the decrease in net interest margin.

Average loans increased $61.8 million, or 0.5%, due to a slight increase in demand for commercial mortgages and the Corporation's decision to retain certain residential mortgages in portfolio instead of selling them to investors.

The following table summarizes the changes in average loans by type:

	2012	2011	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Real estate - commercial mortgage	**$ 4,619,587**	$ 4,458,205	$ 161,382	3.6%
Commercial - industrial, financial and agricultural	**3,551,056**	3,681,321	(130,265)	(3.5)
Real estate - home equity	**1,605,088**	1,627,308	(22,220)	(1.4)
Real estate - residential mortgage	**1,185,516**	1,036,474	149,042	14.4
Real estate - construction	**620,166**	700,071	(79,905)	(11.4)
Consumer	**307,154**	332,613	(25,459)	(7.7)
Leasing and other	**77,780**	68,537	9,243	13.5
Total	**$ 11,966,347**	$ 11,904,529	$ 61,818	0.5%

The average yield on loans during 2012 of 4.81% represented a 28 basis point, or 5.5%, decrease in comparison to 2011, despite the average prime rate remaining at 3.25% for both 2012 and 2011. The decrease in average yields on loans was attributable to increased refinancing activity, repayments of higher-yielding loans and new loan production at rates lower than the overall portfolio yield.

Interest expense decreased $30.4 million, or 22.7%, to $103.2 million in 2012 from $133.5 million in 2011. Interest expense decreased $17.9 million due to a 23 basis point, or 20.0%, decrease in the average cost of total interest-bearing liabilities. Interest expense decreased an additional $12.5 million as a result of a $326.9 million, or 2.8%, decrease in average interest-bearing liabilities.

Average total deposits decreased $64.7 million, or 0.5%, due to a decrease in certificates of deposit being partially offset by an increase in core demand and savings accounts. The following table summarizes the changes in average deposits, by type:

	2012	2011	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Noninterest-bearing demand	**$ 2,756,826**	$ 2,400,293	$ 356,533	14.9 %
Interest-bearing demand	**2,560,831**	2,391,043	169,788	7.1
Savings	**3,347,606**	3,359,109	(11,503)	(0.3)
Total demand and savings	**8,665,263**	8,150,445	514,818	6.3
Time deposits	**3,717,556**	4,297,106	(579,550)	(13.5)
Total deposits	**$ 12,382,819**	$ 12,447,551	$ (64,732)	(0.5)%

The average cost of interest-bearing deposits decreased 24 basis points, or 28.9%, from 0.83% in 2011 to 0.59% in 2012 due primarily to the repricing of certificates of deposit to lower rates and, to a lesser degree, a reduction in average rates paid on interest-bearing demand and savings deposits. Excluding early redemptions, $3.0 billion of time deposits matured during 2012 at a weighted average rate of 0.96%, while $2.6 billion of time deposits were issued at a weighted average rate of 0.41%.

Average short-term borrowings increased $195.1 million, or 39.3%, due to an increase in Federal funds purchased. Average long-term debt decreased $100.7 million, or 9.7%, due to maturities of Federal Home Loan Bank (FHLB) advances, which were not replaced with new long-term borrowings.

The following table summarizes the changes in average borrowings, by type:

	2012	2011	Increase (Decrease) $	Increase (Decrease) %
		(dollars in thousands)		
Short-term borrowings:				
Customer repurchase agreements	**$ 206,842**	$ 208,144	$ (1,302)	(0.6)%
Customer short-term promissory notes	**138,632**	174,624	(35,992)	(20.6)
Total short-term customer funding	**345,474**	382,768	(37,294)	(9.7)
Federal funds purchased	**335,205**	113,023	222,182	196.6
Other short-term borrowings	**10,204**	—	10,204	100.0
Total short-term borrowings	**690,883**	495,791	195,092	39.3
Long-term debt:				
FHLB Advances	**563,905**	651,268	(87,363)	(13.4)
Other long-term debt	**369,822**	383,207	(13,385)	(3.5)
Total long-term debt	**933,727**	1,034,475	(100,748)	(9.7)
Total	**$ 1,624,610**	$ 1,530,266	$ 94,344	6.2 %

The average cost of short-term borrowings was 0.15% in both 2012 and 2011, while the average cost of long-term debt increased slightly, to 4.84% in 2012 from 4.81% in 2011. In December 2012, the Corporation prepaid approximately $20 million of FHLB advances, with a weighted average interest rate of 4.38% and maturing in January 2017. The Corporation incurred a $3.0 million penalty in connection with prepaying these FHLB advances, recorded as a component of other non-interest expense. The 2013 interest expense savings from the prepayment of the FHLB advances is expected to be approximately $825,000, assuming replacement with overnight borrowings.

Comparison of 2011 to 2010

FTE net interest income increased $2.0 million, or 0.3%, to $576.2 million in 2011. Net interest margin increased 10 basis points, or 2.6%, from 3.80% in 2010 to 3.90% in 2011.

FTE interest income decreased $51.1 million, or 6.7%. A 24 basis point, or 4.8%, decrease in average rates resulted in a $38.3 million decrease in interest income, while a $331.5 million, or 2.2%, decrease in average interest-earning assets resulted in an additional $12.8 million decrease in interest income.

The following table summarizes the changes in average loans by type:

	2011	2010	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Real estate - commercial mortgage	$ 4,458,205	$ 4,333,371	$ 124,834	2.9 %
Commercial - industrial, financial and agricultural	3,681,321	3,681,692	(371)	—
Real estate - home equity	1,627,308	1,642,999	(15,691)	(1.0)
Real estate - residential mortgage	1,036,474	977,909	58,565	6.0
Real estate - construction	700,071	889,267	(189,196)	(21.3)
Consumer	332,613	363,066	(30,453)	(8.4)
Leasing and other	68,537	70,131	(1,594)	(2.3)
Total	$ 11,904,529	$ 11,958,435	$ (53,906)	(0.5)%

The average yield on loans during 2011 of 5.09% represented a 24 basis point, or 4.5%, decrease in comparison to 2010. The decrease in average yields on loans was attributable to repayments of higher-yielding loans and declining average rates on fixed and adjustable rate loans which, unlike floating rate loans, have a lagged repricing effect. In addition, approximately one-third of the floating rate portfolio was based on an index rate other than prime, such as the one-month London Interbank Offered Rate, or LIBOR, which decreased slightly, on average, from 2010 to 2011.

Average investments decreased $219.7 million, or 7.6%, due largely to maturities or calls of collateralized mortgage obligations and state and municipal securities and redemptions of student loan auction rate securities. During 2011, the proceeds from the maturities and sales of securities were not fully reinvested into the portfolio because current rates on many investment options were not attractive.

The average yield on investments decreased 33 basis points, or 8.0%, from 4.13% in 2010 to 3.80% in 2011, as the reinvestment of cash flows and purchases of taxable investment securities were at yields that were lower than the overall portfolio yield.

Interest expense decreased $53.1 million, or 28.4%, to $133.5 million in 2011 from $186.6 million in 2010. Interest expense decreased $28.6 million due to a 39 basis point, or 25.3%, decrease in the average cost of total interest-bearing liabilities. Interest expense decreased an additional $24.5 million as a result of a $576.4 million, or 4.7%, decrease in average interest-bearing liabilities.

Average deposits increased $103.7 million, or 0.8%, due to increases in core demand and savings accounts being partially offset by a decrease in time deposits. The following table summarizes the changes in average deposits, by type:

			Increase (decrease)	
	2011	2010	$	%
		(dollars in thousands)		
Noninterest-bearing demand	$ 2,400,293	$ 2,104,016	$ 296,277	14.1%
Interest-bearing demand	2,391,043	2,099,026	292,017	13.9
Savings	3,359,109	3,124,157	234,952	7.5
Total demand and savings	8,150,445	7,327,199	823,246	11.2
Time deposits	4,297,106	5,016,645	(719,539)	(14.3)
Total deposits	$ 12,447,551	$ 12,343,844	$ 103,707	0.8%

The average cost of interest-bearing deposits decreased 36 basis points, or 30.3%, from 1.19% in 2010 to 0.83% in 2011 due to a reduction in rates paid on all categories of deposits and the repricing of certificates of deposit to lower rates. Excluding early redemptions, $3.5 billion of time deposits matured during 2011 at a weighted average rate of 1.20%, while $3.2 billion of time deposits were issued at a weighted average rate of 0.66%.

Average short-term borrowings decreased $91.8 million, or 15.6%, primarily due to a decrease in short-term customer funding as customers transferred funds from the cash management program to deposits due to the low interest rate environment. Average long-term debt decreased $292.0 million, or 22.0%, due to maturities of FHLB advances, which were generally not replaced with new advances.The following table summarizes the decreases in average borrowings, by type:

			Decrease	
	2011	2010	$	%
		(dollars in thousands)		
Short-term borrowings:				
Customer repurchase agreements	$ 208,144	$ 252,634	$ (44,490)	(17.6)%
Customer short-term promissory notes	174,624	209,766	(35,142)	(16.8)
Total short-term customer funding	382,768	462,400	(79,632)	(17.2)
Federal funds purchased	113,023	125,202	(12,179)	(9.7)
Total short-term borrowings	495,791	587,602	(91,811)	(15.6)
Long-term debt:				
FHLB Advances	651,268	943,118	(291,850)	(30.9)
Other long-term debt	383,207	383,331	(124)	—
Total long-term debt	1,034,475	1,326,449	(291,974)	(22.0)
Total	$ 1,530,266	$ 1,914,051	$ (383,785)	(20.1)%

Provision for Credit Losses

The provision for credit losses was $94.0 million for 2012, a decrease of $41.0 million, or 30.4%, in comparison to 2011. The provision for credit losses for 2011 decreased $25.0 million, or 15.6%, in comparison to 2010.

The provision for credit losses is recognized as an expense in the consolidated statements of income and is the amount necessary to adjust the allowance for credit losses to its appropriate balance, as determined through the Corporation's allowance methodology. The Corporation determines the appropriate level of the allowance for credit losses based on many quantitative and qualitative factors, including, but not limited to: the size and composition of the loan portfolio, changes in risk ratings, changes in collateral values, delinquency levels, historical losses and economic conditions. See further discussion of the Corporation's allowance methodology under the heading "Critical Accounting Policies." For details related to the Corporation's allowance and provision for credit losses, see the "Financial Condition" section of Management's Discussion under the heading "Allowance for Credit Losses."

Non-Interest Income and Expense

Comparison of 2012 to 2011

Non-Interest Income

The following table presents the components of non-interest income for the past two years:

	2012	2011	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Overdraft fees	**$ 33,329**	$ 32,062	$ 1,267	4.0%
Cash management fees	**11,004**	10,590	414	3.9
Other	**17,169**	15,426	1,743	11.3
Service charges on deposit accounts	**61,502**	58,078	3,424	5.9
Mortgage banking income	**44,600**	25,674	18,926	73.7
Merchant fees	**12,472**	10,126	2,346	23.2
Foreign currency processing income	**10,431**	9,400	1,031	11.0
Debit card income	**8,716**	15,535	(6,819)	(43.9)
Letter of credit fees	**5,052**	5,038	14	0.3
Other	**7,674**	7,383	291	3.9
Other service charges and fees	**44,345**	47,482	(3,137)	(6.6)
Investment management and trust services	**38,239**	36,483	1,756	4.8
Credit card income	**7,944**	7,004	940	13.4
Gain on sale of Global Exchange	**6,215**	—	6,215	100.0
Other income	**10,753**	8,445	2,308	27.3
Total, excluding investment securities gains	**213,598**	183,166	30,432	16.6
Investment securities gains	**3,026**	4,561	(1,535)	(33.7)
Total	**$ 216,624**	$ 187,727	$ 28,897	15.4%

The $1.3 million, or 4.0%, increase in overdraft fees was due to an increase in the per-item fee charged. Commercial account overdraft fees increased $634,000, or 7.3%, whiles fees on personal accounts increased $633,000, or 2.7%.

The $6.8 million, or 43.9%, decrease in debit card income was the result of new regulations, effective October 2011, that established maximum interchange fees that issuers could charge on debit card transactions, as required under the Dodd-Frank Act. During 2011, changes to various fee pricing structures were made to mitigate the negative effect of the reduction in debit card interchange fees. These fee changes had a positive impact on cash management fees ($414,000, or 3.9%, increase), other service charges on deposit accounts ($1.7 million, or 11.3%, increase) and merchant fees ($2.3 million, or 23.2%, increase). Also contributing to the increase in other service charges on deposit accounts was an increase in the number of accounts, while higher transaction volumes also contributed to the the growth in merchant fees.

Mortgage banking income increased $18.9 million, or 73.7%. Gains on sales of mortgage loans increased $24.1 million, or 108.5%, due to a $918.5 million, or 58.0%, increase in new loan commitments and a 32.1% increase in pricing spreads during 2012. The increase in new loan commitments was largely driven by an increase in refinancing volume resulting from historically low interest rates. The increase in gains on sales of mortgage loans was partially offset by a $4.5 million increase in MSR amortization due to prepayments of serviced loans and a $2.1 million impairment charge for MSRs recorded in the third quarter of 2012. The impairment charge was the result of an increase in forecasted mortgage prepayments, which caused a decline in the fair value of the MSR asset.

Foreign currency processing income increased $1.0 million, or 11.0%, due primarily to an increase in volumes. In December 2012, the Corporation's Fulton Bank, N.A. subsidiary sold its Global Exchange Group division (Global Exchange) for a gain of $6.2 million. Global Exchange provided international payment solutions to meet the needs of companies, law firms and professionals. As a result of the Global Exchange sale, the Corporation expects a reduction in foreign currency processing income in 2013. In 2012, Global Exchange generated revenues of $9.3 million, expenses of $4.8 million and net income of approximately $2.9 million.

The $1.8 million, or 4.8%, increase in investment management and trust services was due primarily to a $1.5 million, or 10.5%, increase in brokerage revenue and a $421,000, or 2.0%, increase in trust commissions. These increases resulted from the Corporation's expanded focus on generating recurring revenue in the brokerage business, increased sales of new trust business, and an improvement in the market values of existing assets under management.

The $940,000, or 13.4%, increase in credit card income was due to an increase in the volume of transactions on previously issued cards and an increase in average balances, which generate fees under a joint marketing agreement with an independent third-party issuer. The $2.3 million, or 27.3%, increase in other income was primarily due to gains on the sales of two branches and one operations facility and gains on investments in corporate owned life insurance.

Investment securities gains of $3.0 million for 2012 included $3.8 million of net realized gains on sales of securities, partially offset by other-than-temporary impairment charges of $809,000. During 2012, the Corporation recorded other-than-temporary impairment charges of $356,000 for financial institutions stocks, $434,000 for auction rate securities and $19,000 for pooled trust preferred securities issued by financial institutions. The $4.6 million of net gains in 2011 included $7.5 million of net realized gains on sales of securities, partially offset by other-than-temporary impairment charges of $2.9 million. During 2011, the Corporation recorded other-than-temporary impairment charges of $1.4 million for pooled trust preferred securities issued by financial institutions, $1.2 million for financial institutions stocks and $292,000 for auction rate securities. See Note C, "Investment Securities," in the Notes to Consolidated Financial Statements for additional details.

Non-Interest Expense

The following table presents the components of non-interest expense for each of the past two years:

	2012	2011	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Salaries and employee benefits	**$ 243,915**	$ 227,435	$ 16,480	7.2%
Net occupancy expense	**44,663**	44,003	660	1.5
Other outside services	**15,310**	7,851	7,459	95.0
Data processing	**14,936**	13,541	1,395	10.3
Equipment expense	**14,243**	12,870	1,373	10.7
FDIC insurance premiums	**11,996**	14,480	(2,484)	(17.2)
Professional fees	**11,522**	12,159	(637)	(5.2)
OREO and repossession expense	**10,196**	8,366	1,830	21.9
Software	**9,520**	8,400	1,120	13.3
Operating risk loss	**9,454**	1,328	8,126	611.9
Marketing	**8,240**	9,667	(1,427)	(14.8)
Telecommunications	**6,884**	8,119	(1,235)	(15.2)
Supplies	**4,891**	5,507	(616)	(11.2)
Postage	**4,625**	5,065	(440)	(8.7)
Intangible amortization	**3,031**	4,257	(1,226)	(28.8)
FHLB prepayment penalty	**3,007**	—	3,007	100.0
Other	**33,073**	33,428	(355)	(1.1)
Total	**$ 449,506**	$ 416,476	$ 33,030	7.9%

Salaries and employee benefits increased $16.5 million, or 7.2%, with salaries increasing $12.6 million, or 6.6%, and employee benefits increasing $3.9 million, or 10.4%. The increase in salaries expense was largely due to annual merit increases in 2012, overtime and temporary employee expense to support residential lending, a $6.9 million increase in employee bonus and incentive compensation expense and a $585,000 increase in stock-based compensation expense. The $3.9 million increase in employee benefits was primarily due to a $2.3 million increase in healthcare costs and a $1.4 million increase in defined benefit pension plan expense.

Other outside services increased $7.5 million, or 95.0%, due primarily to a $5.9 million increase in consulting services related to compliance and risk management, an increase in employment agency fees and the outsourcing of certain functions. Data processing increased $1.4 million, or 10.3%, primarily due to increased transaction volumes. The $1.4 million, or 10.7%, increase in equipment expense was largely due to depreciation expense related to the addition of assets supporting the Corporation's information technology infrastructure.

The $2.5 million, or 17.2%, decrease in FDIC insurance expense was due, in part, to a change in how the insurance assessment is calculated. Effective April 1, 2011, the assessment was based on total average assets minus average tangible equity, as compared to the previous calculation, which was based on average domestic deposits. 2011 included three months of expense assessed under the FDIC's prior methodology. Also contributing to the decrease was lower assessment rates based on improvements in subsidiary bank impaired asset levels.

OREO and repossession expense increased $1.8 million, or 21.9%, due to a $2.2 million increase in valuation provisions and a $1.4 million decrease in net gains on sales, partially offset by a $1.8 million increase in repossession and other OREO expenses. This expense category is expected to be volatile as the Corporation continues to work through its non-performing assets. Software expense increased $1.1 million, or 13.3%, due to additional maintenance costs related to the addition of assets supporting the Corporation's information technology infrastructure and additional maintenance and repair costs.

The $8.1 million increase in operating risk loss was largely due to estimated losses associated with previously sold residential mortgages. Provisions for such losses were $4.9 million in 2012, as compared to a credit of $1.1 million in 2011. The charges in 2012 included $3.4 million related to a specific investor program with the FHLB and $1.5 million related to alleged breaches of representations and warranties made in connection with previously sold residential mortgages. The remaining increase in operating risk loss was primarily due to a $1.2 million increase in debit card fraud losses. See Note Q, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements for additional details about residential loss contingencies.

Marketing expense decreased $1.4 million, or 14.8%, largely due to $1.3 million of expense related to the merger of the Corporation's New Jersey banks in the fourth quarter of 2011. Telecommunications expense decreased $1.2 million, or 15.2%, largely due to a renegotiated contract for data lines. The $1.2 million, or 28.8%, decrease in intangible amortization was primarily due to core deposit intangible assets, which are amortized on an accelerated basis.

The proceeds from the sale of Global Exchange and short-term borrowings were used to prepay approximately $20 million of FHLB advances. The Corporation incurred a $3.0 million penalty in connection with prepaying these FHLB advances.

In 2012, the Corporation also incurred expenses of $1.3 million related to its core processing system conversion, which is expected to occur in 2013. These expenses are included in various categories, including other outside services ($528,000) and salaries and employee benefits ($300,000).

Comparison of 2011 to 2010

Non-Interest Income

The following table presents the components of non-interest income:

	2011	2010	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Overdraft fees	$ 32,062	$ 35,612	$ (3,550)	(10.0)%
Cash management fees	10,590	9,775	815	8.3
Other	15,426	13,205	2,221	16.8
Service charges on deposit accounts	58,078	58,592	(514)	(0.9)
Debit card income	15,535	15,870	(335)	(2.1)
Merchant fees	10,126	8,509	1,617	19.0
Foreign currency processing income	9,400	8,193	1,207	14.7
Letter of credit fees	5,038	5,364	(326)	(6.1)
Other	7,383	7,087	296	4.2
Other service charges and fees	47,482	45,023	2,459	5.5
Investment management and trust services	36,483	34,173	2,310	6.8
Mortgage banking income	25,674	29,304	(3,630)	(12.4)
Credit card income	7,004	6,115	889	14.5
Other income	8,445	8,412	33	0.4
Total, excluding investment securities gains	183,166	181,619	1,547	0.9
Investment securities gains	4,561	701	3,860	550.6
Total	$ 187,727	$ 182,320	$ 5,407	3.0 %

The $3.6 million, or 10.0%, decrease in overdraft fees was a result of changes in regulations, which took effect in August of 2010, that require customers to affirmatively consent to the payment of certain types of overdrafts. The $815,000, or 8.3%, increase in cash management fees was primarily due to an increase in certain fees which were implemented in 2011. Other service charges on deposit accounts increased $2.2 million, or 16.8%, primarily due to the implementation of fee structure changes for certain products that occurred in 2011, and partially due to an increase in demand and savings account balances.

The $335,000, or 2.1%, decrease in debit card income was due to new Federal Reserve pricing rules that became effective on October 1, 2011 which established maximum interchange fees an issuer can charge on debit card transactions, partially offset by volume growth. The $1.6 million, or 19.0%, increase in merchant fees and the $1.2 million, or 14.7%, increase in foreign currency processing income were both due to increases in transaction volumes.

The $2.3 million, or 6.8%, increase in investment management and trust services was due primarily to a $1.5 million, or 12.0%, increase in brokerage revenue and a $534,000, or 2.5%, increase in trust commissions. These increases resulted from the Corporation's expanded focus on generating recurring revenue in the brokerage business, increased sales of new trust business, and an improvement in the market values of existing assets under management.

Mortgage banking income decreased $3.6 million, or 12.4%. During 2010, the Corporation recorded $3.3 million of mortgage sale gains resulting from a change in its methodology for determining the fair value of its commitments to originate fixed-rate residential mortgage loans for sale, also referred to as interest rate locks. See Note A, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements for additional details. Adjusting for the impact of this change, mortgage banking income decreased due to a decrease in volumes, partially offset by an increase in pricing spreads. Total loans sold in 2011 were $1.2 billion, compared to $1.6 billion of loans sold in 2010. The $361.8 million, or 23.2%, decrease in loans sold was due to a decrease in refinance volumes. Refinances accounted for 54% of sale volumes in 2011, compared to 60% in 2010. Mortgage sales volumes and related gains were also impacted by a decision to retain certain 15 year fixed rate mortgages in portfolio.

The $889,000, or 14.5%, increase in credit card income was primarily due to an increase in transactions and interest on credit cards previously originated, which generate fees under a joint marketing agreement with an independent third party.

Investment securities gains of $4.6 million for 2011 included $7.5 million of net gains on the sales of securities, partially offset by other-than-temporary impairment charges of $2.9 million. During 2011, the Corporation recorded other-than-temporary impairment charges of $1.4 million for pooled trust preferred securities issued by financial institutions, $1.2 million for financial institutions stocks and $292,000 for auction rate securities. The $701,000 of investment securities gains for 2010 resulted from $14.7 million of net gains on the sales of securities, partially offset by other-than-temporary impairment charges of $12.0 million for pooled trust preferred securities issued by financial institutions and $2.0 million for financial institutions stocks.

Non-Interest Expense

The following table presents the components of non-interest expense:

			Increase (decrease)	
	2011	2010	$	%
	(dollars in thousands)			
Salaries and employee benefits	$ 227,435	$ 216,487	$ 10,948	5.1%
Net occupancy expense	44,003	43,533	470	1.1
FDIC insurance premiums	14,480	19,715	(5,235)	(26.6)
Data processing	13,541	13,263	278	2.1
Equipment expense	12,870	11,692	1,178	10.1
Professional fees	12,159	11,523	636	5.5
Marketing	9,667	11,163	(1,496)	(13.4)
OREO and repossession expense	8,366	7,441	925	12.4
Telecommunications	8,119	8,543	(424)	(5.0)
Supplies	5,507	5,633	(126)	(2.2)
Postage	5,065	5,306	(241)	(4.5)
Intangible amortization	4,257	5,240	(983)	(18.8)
Operating risk loss	1,328	3,025	(1,697)	(56.1)
Other	49,679	45,761	3,918	8.6
Total	$ 416,476	$ 408,325	$ 8,151	2.0%

Salaries and employee benefits increased $10.9 million, or 5.1%, with salaries increasing $11.4 million, or 6.4%, and employee benefits decreasing $405,000, or 1.1%. The increase in salaries expense was largely due to annual merit increases in 2011, a $2.3 million increase in stock-based compensation expense and a $2.2 million increase in incentive compensation expense.

The decrease in employee benefits was primarily due to a $329,000 decrease in defined benefit pension plan expense and a $262,000 decrease in profit sharing expense, partially offset by an increase in severance expense.

The $5.2 million, or 26.6%, decrease in FDIC insurance expense was primarily due to a change in how the insurance assessment is calculated. Effective April 1, 2011, the assessment was based on total average assets minus average tangible equity, as compared to the previous calculation, which was based on average domestic deposits.

The $1.2 million, or 10.1%, increase in equipment expense was largely due to a $700,000, or 9.6%, increase in depreciation expense, primarily related to the addition of assets supporting the Corporation's information technology infrastructure, and increased maintenance costs. The $636,000, or 5.5%, increase in professional fees was due to increased legal costs associated with the collection and workout efforts for non-performing loans, in addition to an increase in regulatory fees. The $1.5 million, or 13.4%, decrease in marketing expenses was due to efforts to control expenditures and the timing of promotional campaigns in 2011. The $925,000, or 12.4%, increase in OREO and repossession expense was due to increased costs associated with the repossession of foreclosed assets, partially offset by a net increase in gains on sales of OREO. Total net gains on sales of OREO were $762,000 in 2011 compared to net losses of $452,000 in 2010.

The $983,000, or 18.8%, decrease in intangible amortization was due to certain core deposit intangible assets becoming fully amortized during 2011. The $1.7 million, or 56.1%, decrease in operating risk loss was primarily due to a $1.1 million reduction in accruals for potential repurchases of previously sold residential mortgage and home equity loans.

The $3.9 million, or 8.6%, increase in other expenses included a $1.0 million increase in software maintenance costs. In mid-2010, the Corporation entered into a three-year desktop software licensing agreement, thereby resulting in a full-year of costs for this maintenance agreement in 2011 compared to a partial year impact in 2010. Also contributing to the increase in other expenses was a $528,000 increase in merchant and debit cardholder assessment fees, a $448,000 increase in losses on the sale of fixed assets, $296,000 of consulting services related to the Corporation's planned core technology platform upgrade and a $300,000 loss upon redemption of a junior subordinated deferrable interest debenture in 2011.

Income Taxes

Income tax expense for 2012 was $57.6 million, an increase of $6.8 million, or 13.3%, from 2011. Income tax expense for 2011 increased $6.4 million, or 14.5%, from 2010. The Corporation's effective tax rate (income taxes divided by income before income taxes) was 26.5%, 25.9% and 25.7% in 2012, 2011 and 2010, respectively.

The Corporation's effective tax rates are generally lower than the 35% Federal statutory rate due to investments in tax-free municipal securities and credits earned from investments in partnerships that generate such credits under various federal programs (Tax Credit Investments). Net credits associated with Tax Credit Investments were $9.6 million, $8.5 million and $5.7 million in 2012, 2011 and 2010, respectively.

For additional information regarding income taxes, see Note L, "Income Taxes," in the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

The table below presents condensed consolidated ending balance sheets for the Corporation.

	December 31		Increase (decrease)	
	2012	2011	$	%
	(dollars in thousands)			
Assets				
Cash and due from banks	**$ 256,300**	$ 292,598	$ (36,298)	(12.4)%
Interest-bearing deposits with other banks	**173,257**	175,336	(2,079)	(1.2)
Loans held for sale	**67,899**	47,009	20,890	44.4
Investment securities	**2,794,017**	2,679,967	114,050	4.3
Loans, net of allowance	**11,920,701**	11,712,499	208,202	1.8
Premises and equipment	**227,723**	212,274	15,449	7.3
Goodwill and intangible assets	**535,563**	544,209	(8,646)	(1.6)
Other assets	**552,693**	706,616	(153,923)	(21.8)
Total Assets	**$ 16,528,153**	$ 16,370,508	$ 157,645	1.0 %
Liabilities and Shareholders' Equity				
Deposits	**$ 12,473,091**	$ 12,525,739	$ (52,648)	(0.4)%
Short-term borrowings	**868,399**	597,033	271,366	45.5
Long-term debt	**894,253**	1,040,149	(145,896)	(14.0)
Other liabilities	**210,754**	215,048	(4,294)	(2.0)
Total Liabilities	**14,446,497**	14,377,969	68,528	0.5
Total Shareholders' Equity	**2,081,656**	1,992,539	89,117	4.5
Total Liabilities and Shareholders' Equity	**$ 16,528,153**	$ 16,370,508	$ 157,645	1.0 %

Loans held for sale

Loans held for sale represent residential mortgage loans which the Corporation intends to sell to third-party investors as part of its mortgage banking activities. The $20.9 million, or 44.4%, increase in loans held for sale was primarily due to a $32.8 million, or 18.0%, increase in loans originated for sale in December 2012 as compared to December 2011.

As noted within the "Non-Interest Income" section of Management's Discussion, the Corporation's mortgage banking income in 2012 increased in comparison to 2011 due to an increase in both volumes of new loan commitments and an increase in spreads on loans sold.

Investment Securities

The following table presents the carrying amount of investment securities held to maturity (HTM) and available for sale (AFS) as of the dates shown:

	December 31								
	2012			2011			2010		
	HTM	**AFS**	**Total**	HTM	AFS	Total	HTM	AFS	Total
	(in thousands)								
U.S. Government securities	$ —	$ 325	$ 325	$ —	$ 334	$ 334	$ —	$ 1,649	$ 1,649
U.S. Government sponsored agency securities	—	2,397	2,397	5,987	4,073	10,060	6,339	5,058	11,397
State and municipal	—	315,519	315,519	179	322,018	322,197	346	349,563	349,909
Corporate debt securities	—	112,842	112,842	—	123,306	123,306	—	124,786	124,786
Collateralized mortgage obligations	—	1,211,119	1,211,119	—	1,001,209	1,001,209	—	1,104,058	1,104,058
Mortgage-backed securities	292	879,621	879,913	503	880,097	880,600	1,066	871,472	872,538
Auction rate securities	—	149,339	149,339	—	225,211	225,211	—	260,679	260,679
Total debt securities	292	2,671,162	2,671,454	6,669	2,556,248	2,562,917	7,751	2,717,265	2,725,016
Equity securities	—	122,563	122,563	—	117,050	117,050	—	136,468	136,468
Total	$ 292	$2,793,725	$2,794,017	$ 6,669	$2,673,298	$2,679,967	$ 7,751	$2,853,733	$2,861,484

Total investment securities increased $114.1 million, or 4.3%, to $2.8 billion at December 31, 2012, due mainly to an increase in collateralized mortgage obligations. During 2012, the Corporation purchased mortgage-backed securities and collateralized mortgage obligations in anticipation of a continued low interest rate environment. The additional securities purchased were primarily collateralized mortgage obligations with an average life of approximately four years to provide for more structured cash flows, thereby limiting price and extension risk.

Equity securities, consisting of $71.7 million of FHLB and Federal Reserve Bank stock, $44.2 million of common stocks of publicly traded financial institutions and $6.7 million of other equity investments, increased $5.5 million, or 4.7%. During 2012, the Corporation entered into an agreement with a private investor to purchase approximately 7% of the outstanding common shares in a single financial institution as a passive investment. As of December 31, 2012, the Corporation's total investment in the common stock of that financial institution had a cost basis of $20.0 million and a fair value of $21.6 million. This investment accounted for approximately 50% of the Corporation's investments in common stocks of publicly traded financial institutions. No other investment within the financial institutions stock portfolio exceeded 5% of the portfolio's fair value.

The net unrealized gain on available for sale investment securities was $41.5 million as of December 31, 2012, compared to $40.1 million as of December 31, 2011. During 2012, improvements in the fair values of corporate debt securities and equity securities were partially offset by declines in fair values of auction rate securities, collateralized mortgage obligations and state and municipal securities. See additional details regarding investment security price risk within Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

Loans

The following table presents loans outstanding, by type, as of the dates shown, and the change in loans for the most recent year:

	December 31					2012 vs. 2011 Increase (decrease)	
	2012	2011	2010	2009	2008	$	%
	(dollars in thousands)						
Real estate – commercial mortgage	**$ 4,664,426**	$ 4,602,596	$ 4,375,980	$ 4,292,300	$ 4,016,700	$ 61,830	1.3%
Commercial – industrial, financial and agricultural	**3,612,065**	3,639,368	3,704,384	3,699,198	3,635,544	(27,303)	(0.8)
Real estate – home equity	**1,632,390**	1,624,562	1,641,777	1,644,260	1,695,398	7,828	0.5
Real estate – residential mortgage	**1,256,991**	1,097,192	995,990	921,741	972,797	159,799	14.6
Real estate – construction	**584,118**	615,445	801,185	978,267	1,269,330	(31,327)	(5.1)
Consumer	**309,220**	318,101	350,161	360,698	365,692	(8,881)	(2.8)
Leasing and other	**92,632**	78,700	71,028	83,675	97,687	13,932	17.7
Gross loans	**12,151,842**	11,975,964	11,940,505	11,980,139	12,053,148	175,878	1.5
Unearned income	**(7,238)**	(6,994)	(7,198)	(7,715)	(10,528)	(244)	3.5
Loans, net of unearned income	**$ 12,144,604**	$ 11,968,970	$ 11,933,307	$ 11,972,424	$ 12,042,620	$ 175,634	1.5%

The Corporation does not have a concentration of credit risk with any single borrower, industry or geographical location. The maximum total lending commitment to an individual borrower was $39.0 million at December 31, 2012, which is below the Corporation's maximum lending limit. As of December 31, 2012, the Corporation had 58 relationships with borrowing commitments of $20.0 million or more.

Approximately $5.2 billion, or 43.2%, of the Corporation's loan portfolio was in commercial mortgage and construction loans as of December 31, 2012. The performance of these loans can be adversely impacted by fluctuations in real estate values. The Corporation limits its maximum exposure to any builder or developer to $28.0 million, and limits its exposure to any one development project to $15.0 million.

Geographically, the $61.8 million, or 1.3%, increase in commercial mortgages was primarily in the Corporation's Pennsylvania ($63.2 million, or 2.6%) and Delaware ($28.2 million, or 20.3%) markets, offset by a decline in the New Jersey ($28.0 million, or 2.3%) market.

The Corporation's outstanding construction loans include loans to commercial borrowers that are secured by commercial real estate, loans to commercial borrowers secured by residential real estate and other construction loans, which represent loans to individuals secured by residential real estate. The following table presents outstanding construction loans and their delinquency rates by these class segments, as of December 31:

	2012			2011		
	$	Delinquency Rate	% of Total	$	Delinquency Rate	% of Total
	(dollars in thousands)					
Commercial	**$ 288,552**	**8.2%**	**49.4%**	$ 352,937	17.6%	57.4%
Commercial - residential	**226,350**	**3.6**	**38.8**	209,381	2.2	34.0
Other	**69,216**	**2.6**	**11.8**	53,127	6.7	8.6
Total Real estate - Construction	**$ 584,118**	**5.7%**	**100.0%**	$ 615,445	11.4%	100.0%

Construction loans decreased $31.3 million, or 5.1%, primarily due to a $27.5 million, or 46.6%, decrease in non-accrual loans, as the Corporation continued to reduce its exposure to problem assets. Geographically, the decrease in construction loans was in the Corporation's New Jersey ($31.6 million, or 32.7%) and Maryland ($27.0 million, or 28.5%) markets, partially offset by an increase in the Pennsylvania ($30.2 million, or 10.6%) market.

Commercial loan demand during 2012 remained somewhat weak, largely a result of small business customers remaining tentative about spending due to uncertain economic conditions. Geographically, the $27.3 million, or 0.8%, decrease in commercial loans was primarily in the Virginia ($35.4 million, or 17.5%), New Jersey ($27.9 million, or 5.3%) and Maryland ($16.6 million, or 5.0%) markets, partially offset by an increase in the Pennsylvania ($29.0 million, or 1.1%) and Delaware ($23.5 million, or 73.0%) markets.

The following table summarizes the industry concentrations of the Corporation's commercial loan portfolio as of December 31:

	2012	2011
Services	**17.4%**	17.5%
Manufacturing	**14.7**	15.4
Wholesale	**10.5**	9.7
Construction	**10.3**	12.3
Retail	**10.1**	8.7
Health care	**8.2**	7.9
Real estate (1)	**7.4**	7.6
Agriculture	**5.7**	5.8
Transportation	**3.0**	2.7
Arts & entertainment	**2.6**	2.3
Financial services	**2.2**	2.4
Other	**7.9**	7.7
Total	**100.0%**	100.0%

(1) Includes borrowers engaged in the business of: renting, leasing or managing real estate for others; selling, renting and/or buying real estate for others; and appraising real estate.

The Corporation's average commercial lending relationship as of December 31, 2012 was approximately $480,000. Commercial loans and commercial mortgage loans also include shared national credits, which are participations in loans or loan commitments of at least $20 million that are shared by three or more banks. Below is a summary of the Corporation's outstanding purchased shared national credits as of December 31:

	2012	2011
	(dollars in thousands)	
Commercial - industrial, financial and agricultural	**$ 81,978**	$ 83,307
Real estate - commercial mortgage	**47,637**	72,829
Total	**$ 129,615**	$ 156,136
Delinquency rate	**2.7%**	2.8%

The $159.8 million, or 14.6%, increase in residential mortgages was due to a $167.0 million, or 45.3%, increase in fixed rate mortgages, partially offset by a decline in non-accrual residential mortgages. During 2012, in an effort to increase interest-earning assets, the Corporation elected to retain certain residential mortgages in portfolio instead of selling them to third-party investors. Residential mortgages retained in portfolio included up to approximately $15 million per month of 15 year fixed rate mortgages. In addition and similar to prior years, all 10 year mortgages and adjustable rate mortgages were retained in portfolio.

Provision and Allowance for Credit Losses

The Corporation accounts for the credit risk associated with lending activities through the allowance for credit losses and the provision for credit losses.

A summary of the Corporation's loan loss experience follows:

	2012	2011	2010	2009	2008
	(dollars in thousands)				
Loans, net of unearned income outstanding at end of year	$12,144,604	$ 11,968,970	$ 11,933,307	$ 11,972,424	$ 12,042,620
Daily average balance of loans, net of unearned income	$11,966,347	$ 11,904,529	$ 11,958,435	$ 11,975,899	$ 11,595,243
Balance of allowance for credit losses at beginning of year	$ 258,177	$ 275,498	$ 257,553	$ 180,137	$ 112,209
Loans charged off:					
Real estate – commercial mortgage	51,988	26,032	28,209	15,530	7,516
Commercial – industrial, financial and agricultural	41,868	52,301	35,865	34,761	18,592
Real estate – construction	26,250	38,613	66,412	44,909	14,891
Consumer and home equity	13,470	9,686	11,210	10,770	5,188
Real estate – residential mortgage	4,509	32,533	6,896	7,056	5,868
Leasing and other	2,281	2,168	2,833	6,048	4,804
Total loans charged off	140,366	161,333	151,425	119,074	56,859
Recoveries of loans previously charged off:					
Real estate – commercial mortgage	3,371	1,967	1,008	536	286
Commercial – industrial, financial and agricultural	4,282	2,521	4,536	1,679	1,795
Real estate – construction	2,814	1,746	1,296	1,194	17
Consumer and home equity	1,811	1,431	1,540	1,678	1,487
Real estate – residential mortgage	459	325	9	150	143
Leasing and other	891	1,022	981	1,233	1,433
Total recoveries	13,628	9,012	9,370	6,470	5,161
Net loans charged off	126,738	152,321	142,055	112,604	51,698
Provision for credit losses	94,000	135,000	160,000	190,020	119,626
Balance at end of year	$ 225,439	$ 258,177	$ 275,498	$ 257,553	$ 180,137
Components of Allowance for Credit Losses:					
Allowance for loan losses	$ 223,903	$ 256,471	$ 274,271	$ 256,698	$ 173,946
Reserve for unfunded lending commitments (1)	1,536	1,706	1,227	855	6,191
Allowance for credit losses	$ 225,439	$ 258,177	$ 275,498	$ 257,553	$ 180,137
Selected Asset Quality Ratios:					
Net charge-offs to average loans	1.06%	1.28%	1.19%	0.94%	0.45%
Allowance for loan losses to loans outstanding	1.84%	2.14%	2.30%	2.14%	1.44%
Allowance for credit losses to loans outstanding	1.86%	2.16%	2.31%	2.15%	1.50%
Non-performing assets (2) to total assets	1.44%	1.94%	2.22%	1.83%	1.35%
Non-performing assets to total loans and OREO	1.95%	2.64%	3.02%	2.54%	1.82%
Non-accrual loans to total loans	1.52%	2.15%	2.35%	1.99%	1.34%
Allowance for credit losses to non-performing loans	106.82%	90.11%	83.80%	91.42%	91.38%
Non-performing assets to tangible common shareholders' equity and allowance for credit losses	13.39%	18.60%	22.50%	24.00%	19.68%

(1) Reserve for unfunded lending commitments recorded within other liabilities on the consolidated balance sheets.
(2) Includes accruing loans past due 90 days or more.

The provision for credit losses decreased $41.0 million, or 30.4%, in comparison to 2011 due to improvements in the Corporation's credit quality metrics, including a reduction in the level of non-performing loans and overall delinquency.

Net charge-offs decreased $25.6 million, or 16.8%, to $126.7 million in 2012 from $152.3 million in 2011. This decrease was primarily due to a $28.2 million, or 87.4%, decrease in residential mortgage net charge-offs, a $13.4 million, or 36.4%, decrease in construction loan net charge-offs and a $12.2 million, or 24.5%, decrease in commercial loan net charge-offs, partially offset by a $24.6 million, or 102.6%, increase in commercial mortgage net charge-offs.

During 2012 and 2011, the Corporation sold certain pools of non-accrual loans to third-party investors. When an appropriate price can be obtained, these sales can be advantageous as they reduce the cost of resolving problem credits and enable the Corporation to redeploy resources to other work-out and collection efforts. During 2012, the Corporation sold $50.5 million of non-accrual commercial mortgage, commercial and construction loans, resulting in a total increase to charge-offs of $24.6 million in 2012. Because the existing allowance for credit losses on the loans sold exceeded the charge-off amount, no additional provision for credit losses was required. In December 2011, the Corporation sold $34.7 million of non-performing residential mortgages and $152,000 of non-performing home equity loans, resulting in a total increase to charge-offs of $17.4 million in 2011 and, because the existing allowance for credit losses on the loans sold was less than the charge-off amount, a $5.0 million increase to the provision for credit losses was recorded. Below is a summary of these transactions:

	2012				2011
	Real Estate - Commercial Mortgage	Commercial - Industrial, Financial and Agricultural	Real Estate - Construction	Total	Real Estate - Residential Mortgage & Real Estate - Home Equity
			(in thousands)		
Unpaid principal balance of loans sold	**$ 43,960**	**$ 19,990**	**$ 7,720**	**$ 71,670**	$ 39,310
Charge-offs prior to sale	**(10,780)**	**(6,130)**	**(4,300)**	**(21,210)**	(4,500)
Net recorded investment in loans sold	**33,180**	**13,860**	**3,420**	**50,460**	34,810
Proceeds from sale, net of selling expenses	**17,620**	**6,020**	**2,270**	**25,910**	17,420
Total charge-off upon sale	**$ (15,560)**	**$ (7,840)**	**$ (1,150)**	**$ (24,550)**	$ (17,390)
Existing allocation for credit losses on sold loans	**$ (16,780)**	**$ (8,910)**	**$ (1,920)**	**$ (27,610)**	$ (12,360)

Of the $126.7 million of net charge-offs recorded in 2012, 38.1% were for loans originated by the Corporation's banks in Pennsylvania, 36.7% in New Jersey, 12.0% in Virginia, 11.7% in Maryland and 1.5% in Delaware. During 2012, individual charge-offs of $1.0 million or greater totaled approximately $38 million, of which approximately $16 million were for commercial mortgages, approximately $15 million were for construction loans, and approximately $7 million were for commercial loans. For 2011, individual charge-offs of $1.0 million or greater totaled approximately $44 million, of which approximately $21 million were for commercial loans, approximately $16 million were for construction loans, approximately $6 million were for commercial mortgages and approximately $1 million was for a residential mortgage.

The following table presents the aggregate amounts of non-accrual and past due loans and OREO as of December 31:

	2012	2011	2010	2009	2008
			(in thousands)		
Non-accrual loans (1) (2) (3)	**$ 184,832**	$ 257,761	$ 280,688	$ 238,360	$ 161,962
Accruing loans past due 90 days or more (2)	**26,221**	28,767	48,084	43,359	35,177
Total non-performing loans	**211,053**	286,528	328,772	281,719	197,139
OREO	**26,146**	30,803	32,959	23,309	21,855
Total non-performing assets	**$ 237,199**	$ 317,331	$ 361,731	$ 305,028	$ 218,994

(1) In 2012, the total interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms was approximately $13.4 million. The amount of interest income on non-accrual loans that was included in 2012 income was approximately $1.8 million.

(2) Accrual of interest is generally discontinued when a loan becomes 90 days past due as to principal and interest. When interest accruals are discontinued, interest credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered secured and in the process of collection. Certain loans, primarily adequately collateralized mortgage loans, may continue to accrue interest after reaching 90 days past due.

(3) Excluded from the amounts presented as of December 31, 2012 were $85.5 million of loans, modified under TDRs. These loans were reviewed for impairment under FASB ASC Section 310-10-35, but continue to accrue interest and are, therefore, not included in non-accrual loans. All non-accrual loans as of December 31, 2012 were reviewed for impairment under FASB ASC Section 310-10-35.

During 2012, new interpretative regulatory guidance was issued addressing the accounting for loans to individuals discharged through bankruptcy proceedings pursuant to Chapter 7 of the U.S. Bankruptcy Code. In accordance with this guidance, the Corporation classifies loans where borrowers have been discharged in bankruptcy, and have not reaffirmed their loan obligation, as troubled debt restructurings (TDRs), even if the repayment terms of such loans have not otherwise been modified. Additionally, the Corporation places such loans on non-accrual status, regardless of delinquency status, and charges off the difference between the fair value, less selling costs, of the loan's collateral and its recorded investment. As a result of implementing this new regulatory guidance, $10.6 million (net of $3.4 million in charge-offs recorded in 2012) of loans were placed on non-accrual status as of December 31, 2012. As of December 31, 2012, approximately 84% of these loans were current on their contractual payments.

The following table presents loans whose terms were modified under TDRs as of December 31:

	2012	2011	2010	2009
	(in thousands)			
Real estate – commercial mortgage	**$ 34,672**	$ 22,425	$ 18,778	$ 15,997
Real estate – residential mortgage	**32,993**	32,331	37,826	24,639
Real estate – construction	**10,564**	7,645	5,440	—
Commercial – industrial, financial and agricultural	**5,744**	3,581	5,502	1,459
Real estate - home equity and consumer	**1,535**	193	263	—
Total accruing TDRs	**85,508**	66,175	67,809	42,095
Non-accrual TDRs (1)	**31,245**	32,587	51,175	15,875
Total TDRs	**$ 116,753**	$ 98,762	$ 118,984	$ 57,970

(1) Included within non-accrual loans in the preceding table.

Total TDRs modified during 2012 and still outstanding as of December 31, 2012 totaled $61.9 million. Of these loans, $21.2 million, or 34.2%, had a payment default subsequent to modification during 2012. Total TDRs modified during 2011 and still outstanding as of December 31, 2011 totaled $35.0 million. Of these loans, $20.0 million, or 57.2%, had a payment default subsequent to modification during 2011.

The following table presents the changes in non-accrual loans for the year ended December 31, 2012:

	Commercial - Industrial, Financial and Agricultural	Real Estate - Commercial Mortgage	Real Estate - Construction	Real Estate - Residential Mortgage	Real Estate - Home Equity	Consumer	Leasing	Total
					(in thousands)			
Balance of non-accrual loans at December 31, 2011	$ 75,704	$ 109,412	$ 58,894	$ 7,834	$ 5,493	$ 368	$ 56	$ 257,761
Additions	60,229	66,390	24,830	18,952	12,720	2,059	703	185,883
Payments	(24,947)	(62,224)	(28,271)	(512)	(1,349)	(39)	(593)	(117,935)
Charge-offs (1)	(41,586)	(50,249)	(20,262)	(3,913)	(5,845)	(690)	(156)	(122,701)
Transfers to OREO	(3,555)	(7,344)	(3,765)	(1,258)	(1,079)	—	—	(17,001)
Transfers to accrual status	(150)	(1,025)	—	—	—	—	—	(1,175)
Balance of non-accrual loans at December 31, 2012	$ 65,695	$ 54,960	$ 31,426	$ 21,103	$ 9,940	$ 1,698	$ 10	$ 184,832

(1) Excludes charge-offs of loans on accrual status.

Non-accrual loans decreased $72.9 million, or 28.3%, in 2012. As noted previously, $50.5 million of the decrease was attributed to the Corporation's 2012 loan sales. Also contributing to the decrease was a lower rate of non-accrual loan additions. Total non-accrual additions for 2012 were $185.9 million, compared to 2011 additions of $279.8 million and 2010 additions of $256.2 million.

The following table summarizes the Corporation's non-performing loans as of December 31 and the changes in non-performing loans for the most recent year:

	December 31					2012 vs. 2011 Increase (decrease)	
	2012	2011	2010	2009	2008	$	%
	(dollars in thousands)						
Commercial – industrial, financial and agricultural	**$ 66,954**	$ 80,944	$ 87,455	$ 69,604	$ 40,294	$ (13,990)	(17.3)%
Real estate – commercial mortgage	**57,120**	113,806	93,720	61,052	41,745	(56,686)	(49.8)
Real estate – residential mortgage	**34,436**	16,336	50,412	45,748	26,304	18,100	110.8
Real estate – construction	**32,005**	60,744	84,616	92,841	80,083	(28,739)	(47.3)
Real estate – home equity	**15,519**	11,207	10,188	10,790	6,766	4,312	38.5
Consumer	**5,000**	3,384	2,154	1,529	1,608	1,616	47.8
Leasing	**19**	107	227	155	339	(88)	(82.2)
Total non-performing loans	**$211,053**	$286,528	$328,772	$281,719	$197,139	$ (75,475)	(26.3)%

Non-performing commercial loans decreased $14.0 million, or 17.3%, primarily due to the 2012 loan sales, which contributed $13.9 million to the decrease. Geographically, the decrease was primarily in the Corporation's New Jersey ($5.3 million, or 30.6%), Maryland ($4.9 million, or 50.5%), Pennsylvania ($1.9 million, or 3.9%) and Virginia ($1.4 million, or 29.7%) markets.

Non-performing commercial mortgages decreased $56.7 million, or 49.8%, to $57.1 million as of December 31, 2012, primarily due to the 2012 loan sales, which contributed $33.2 million to the decrease, as well as charge-offs and repayments. Geographically, the decrease was primarily in the Corporation's New Jersey ($30.5 million, or 53.3%), Maryland ($10.9 million, or 79.6%), Pennsylvania ($7.4 million, or 26.2%) and Virginia ($6.5 million, or 54.6%) markets.

The $18.1 million, or 110.8%, increase in non-performing residential mortgages was primarily in the Corporation's Pennsylvania ($7.3 million, or 137.6%), New Jersey ($5.1 million, or 147.0%) and Virginia ($4.1 million, or 87.3%) markets. During 2012, $10.6 million of non-accrual additions were a result of the Corporation implementing the new regulatory guidance, as noted previously.

Geographically, the $28.7 million decrease in non-performing construction loans was in the Corporation's Virginia ($12.3 million, or 78.4%), Maryland ($10.1 million, or 60.4%), New Jersey ($3.6 million, or 22.5%) and Pennsylvania ($2.4 million, or 20.5%) markets.

The following table summarizes OREO, by property type, as of December 31:

	2012	2011
	(in thousands)	
Commercial properties	**$ 15,482**	$ 15,184
Residential properties	**6,788**	10,499
Undeveloped land	**3,876**	5,120
Total OREO	**$ 26,146**	$ 30,803

As noted under the heading "Critical Accounting Policies" within Management's Discussion, the Corporation's ability to identify potential problem loans in a timely manner is key to maintaining an adequate allowance for credit losses. For commercial loans, commercial mortgages and construction loans to commercial borrowers, an internal risk rating process is used to monitor credit quality. For a complete description of the Corporation's risk ratings, refer to the heading "Allowance for Credit Losses" within Note A, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements. The evaluation of credit risk for residential mortgages, home equity loans, construction loans to individuals, consumer loans and lease receivables is based on aggregate payment history, through the monitoring of delinquency levels and trends.

The following table presents internal risk ratings for commercial loans, commercial mortgages and construction loans to commercial borrowers, by class segment, as of December 31:

	Special Mention		2012 vs. 2011 Increase (decrease)		Substandard or Lower		2012 vs. 2011 Increase (decrease)		Total Criticized Loans	
	2012	2011	$	%	**2012**	2011	$	%	**2012**	2011
	(dollars in thousands)									
Real estate - commercial mortgage	**$ 157,640**	$ 160,935	$ (3,295)	(2.0)%	**$ 251,452**	$ 342,558	$ (91,106)	(26.6)%	**$ 409,092**	$ 503,493
Commercial - secured	**137,277**	166,588	(29,311)	(17.6)	**194,952**	249,014	(54,062)	(21.7)	**332,229**	415,602
Commercial -unsecured	**5,421**	6,066	(645)	(10.6)	**6,000**	8,781	(2,781)	(31.7)	**11,421**	14,847
Total commercial - industrial, financial and agricultural	**142,698**	172,654	(29,956)	(17.4)	**200,952**	257,795	(56,843)	(22.0)	**343,650**	430,449
Construction - commercial residential	**52,434**	50,854	1,580	3.1	**79,581**	126,378	(46,797)	(37.0)	**132,015**	177,232
Construction - commercial	**2,799**	7,022	(4,223)	(60.1)	**12,081**	16,309	(4,228)	(25.9)	**14,880**	23,331
Total real estate - construction (excluding construction - other)	**55,233**	57,876	(2,643)	(4.6)	**91,662**	142,687	(51,025)	(35.8)	**146,895**	200,563
Total	**$ 355,571**	$ 391,465	$ (35,894)	(9.2)%	**$ 544,066**	$ 743,040	$ (198,974)	(26.8)%	**$ 899,637**	$ 1,134,505
% of total loans	**4.0%**	4.5%			**6.2%**	8.4%			**10.2%**	12.9%

As of December 31, 2012, total loans with risk ratings of substandard or lower decreased $199.0 million, or 26.8%, in comparison to 2011, with decreases throughout all loan types. Special mention loans decreased $35.9 million, or 9.2%, in comparison to 2011. Overall reductions in criticized loans, while not the sole factor for measuring allocations on the above loan types, contributed to a decrease in allocations for impaired loans of $17.4 million, or 18.0%, in 2012.

The following table presents a summary of delinquency status and rates, as a percentage of total loans, for loans that do not have internal risk ratings, by class segment, as of December 31:

	Delinquent (1)				Non-performing (2)				Total Past Due			
	2012		2011		**2012**		2011		**2012**		2011	
	$	%	$	%	$	%	$	%	$	%	$	%
	(dollars in thousands)											
Real estate - home equity	**$ 12,645**	**0.78%**	$ 11,633	0.72%	**$ 15,519**	**0.95%**	$ 11,207	0.69%	**$ 28,164**	**1.73%**	$ 22,840	1.41%
Real estate - residential mortgage	**32,123**	**2.56**	37,123	3.38	**34,436**	**2.74**	16,336	1.49	**66,559**	**5.30**	53,459	4.87
Real estate - construction - other	**865**	**1.25**	2,341	4.41	**904**	**1.31**	1,193	2.24	**1,770**	**2.56**	3,534	6.65
Consumer - direct	**3,795**	**2.29**	4,011	2.44	**4,855**	**2.92**	3,201	1.95	**8,650**	**5.21**	7,212	4.39
Consumer - indirect	**2,270**	**1.58**	2,437	1.59	**145**	**0.11**	183	0.11	**2,415**	**1.69**	2,620	1.70
Total Consumer	**6,065**	**1.96**	6,448	2.03	**5,000**	**1.62**	3,384	1.06	**11,065**	**3.58**	9,832	3.09
Leasing and other and Overdrafts	**711**	**0.83**	1,049	1.46	**19**	**0.02**	107	0.15	**730**	**0.85**	1,156	1.61
Total	**$ 52,409**	**1.56%**	$ 58,594	1.85%	**$ 55,878**	**1.67%**	$ 32,227	1.02%	**$ 108,288**	**3.23%**	$ 90,821	2.87%
% of Total	**1.6%**		1.9%		**1.7%**		1.0%		**3.2%**		2.9%	

(1) Includes all accruing loans 30 days to 89 days past due.
(2) Includes all accruing loans 90 days or more past due and all non-accrual loans.

As of December 31, 2012, delinquency rates for the above class segments increased slightly, primarily due to an increase in non-performing residential mortgages. As noted above, this increase was primarily due to the Corporation's implementation of new regulatory guidance which required any loans to individuals which were discharged through bankruptcy proceedings to be placed on non-accrual status if the debt was not reaffirmed with the Corporation. As of December 31, 2012, approximately 84% of these loans were current on their contractual payments.

The total past due rate for all loans at December 31, 2012 was 2.49%, compared to 3.28% for 2011 and 3.59% for 2010.

The following table summarizes the allocation of the allowance for loan losses:

	2012		2011		2010		2009		2008	
	Allowance	**% of Loans In Each Category**	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category
Real estate - commercial mortgage	**$ 62,928**	**38.4%**	$ 85,112	36.8%	$ 40,831	36.8%	$ 32,257	35.9%	$ 42,402	33.4%
Commercial - industrial, financial and agricultural	**60,205**	**29.7**	74,896	31.0	101,436	31.0	96,901	30.9	66,147	30.2
Real estate - residential mortgage	**34,536**	**10.4**	22,986	8.3	17,425	8.3	13,704	7.7	7,158	8.1
Consumer, home equity, leasing & other	**27,895**	**16.7**	17,321	17.2	14,963	17.2	13,620	17.3	8,167	17.8
Real estate - construction	**17,287**	**4.8**	30,066	6.7	58,117	6.7	67,388	8.2	32,917	10.5
Unallocated	**21,052**	**N/A**	26,090	N/A	41,499	N/A	32,828	N/A	17,155	N/A
	$ 223,903	**100.0%**	$ 256,471	100.0%	$ 274,271	100.0%	$ 256,698	100.0%	$ 173,946	100.0%

N/A – Not applicable.

In October 2012, Hurricane Sandy caused damage across large portions of the mid-Atlantic and northeast United States, including areas serviced by the Corporation's branches located in northern New Jersey. The Corporation did not experience any significant property damage. In addition, based on its assessments, the effect of the hurricane on the Corporation's customers did not result in a significant negative financial impact to the Corporation.

Management believes that the allowance for loan losses balance of $223.9 million as of December 31, 2012 is sufficient to cover losses inherent in the loan portfolio. See additional disclosures in Note A, "Summary of Significant Accounting Policies," and Note D, "Loans and Allowance for Credit Losses," in the Notes to Consolidated Financial Statements and "Critical Accounting Policies," in Management's Discussion.

Other Assets

Other assets decreased $153.9 million, or 21.8%, to $552.7 million as of December 31, 2012. Other assets included $181.6 million of receivables related to investment securities sales that had not settled as of December 31, 2011. Other assets included $53.2 million of such receivables as of December 31, 2012. Also contributing to the decrease in other assets was a $15.1 million decrease in net deferred tax assets, primarily due to the reduction in the allowance for credit losses, and an $11.0 million decrease in prepaid FDIC insurance assessments which were amortized to expense in 2012.

Deposits and Borrowings

The following table summarizes the changes in ending deposits, by type:

			Increase (decrease)	
	2012	2011	$	%
	(dollars in thousands)			
Noninterest-bearing demand	**$ 3,008,675**	$ 2,588,034	$ 420,641	16.3 %
Interest-bearing demand	**2,755,603**	2,529,388	226,215	8.9
Savings	**3,325,475**	3,394,367	(68,892)	(2.0)
Total demand and savings	**9,089,753**	8,511,789	577,964	6.8
Time deposits	**3,383,338**	4,013,950	(630,612)	(15.7)
Total deposits	**$ 12,473,091**	$ 12,525,739	$ (52,648)	(0.4)%

Non-interest bearing demand deposits increased $420.6 million, or 16.3%, due primarily to a $299.7 million, or 16.2%, increase in business account balances and a $69.8 million, or 11.2%, increase in personal account balances.

Interest-bearing demand accounts increased $226.2 million, or 8.9%, due to a $170.3 million, or 11.7%, increase in personal account balances and an $89.0 million, or 9.7%, increase in municipal account balances, partially offset by a $33.1 million, or 21.3%, decrease in business account balances.

The $68.9 million, or 2.0%, decrease in savings account balances was due to a $113.2 million, or 16.9%, decrease in municipal account balances and a $58.4 million, or 7.4%, decrease in business account balances, partially offset by a $102.7 million, or 5.3%, increase in personal account balances.

The increase in interest and noninterest-bearing demand and savings personal account balances resulted from a combination of factors, including the Corporation's promotional efforts, customers' migration away from certificates of deposit and increased savings by customers.

The $630.6 million decrease in time deposits was primarily in accounts with original maturity terms of less than three years ($519.2 million, or 18.3%) and jumbo certificates of deposit ($54.3 million, or 27.4%). The decrease in certificates of deposit was primarily due to customers not reinvesting maturing funds in certificates of deposit in the current low interest rate environment and migration to non-maturing products.

The following table summarizes the changes in ending borrowings, by type:

	2012	2011	Increase (Decrease) $	Increase (Decrease) %
	(dollars in thousands)			
Short-term borrowings:				
Customer repurchase agreements	$ **156,238**	$ 186,735	(30,497)	(16.3)%
Customer short-term promissory notes	**119,691**	156,828	(37,137)	(23.7)
Total short-term customer funding	**275,929**	343,563	(67,634)	(19.7)
Federal funds purchased	**592,470**	253,470	339,000	133.7
Total short-term borrowings	**868,399**	597,033	271,366	45.5
Long-term debt:				
FHLB Advances	**524,817**	666,565	(141,748)	(21.3)
Other long-term debt	**369,436**	373,584	(4,148)	(1.1)
Total long-term debt	**894,253**	1,040,149	(145,896)	(14.0)
Total	$ **1,762,652**	$ 1,637,182	125,470	7.7 %

The $67.6 million, or 19.7%, decrease in short-term customer funding was primarily due to customers transferring funds from the cash management program to deposits due to the low interest rate environment. The $339.0 million, or 133.7%, increase in Federal funds purchased was due to the change in the Corporation's net funding position, as short-term borrowings were used to meet the funding needs caused by an increase in investment securities and loans, in addition to the decrease in total deposits and long-term debt. The $141.7 million, or 21.3%, decrease in FHLB advances was a result of FHLB maturities, which were not replaced with new long-term borrowings. In addition, in December 2012, the Corporation prepaid approximately $20 million of FHLB advances.

Shareholders' Equity

Total shareholders' equity increased $89.1 million, or 4.5%, to $2.1 billion, or 12.6% of total assets as of December 31, 2012. The increase was primarily due to $159.8 million of net income, partially offset by $60.0 million of dividends on common shares outstanding. Due to the earnings improvement achieved throughout 2012 and the strength of its capital, the Corporation increased its dividend to common shareholders to $0.30 per share in 2012, compared to $0.20 per share in 2011.

The Corporation and its subsidiary banks are subject to regulatory capital requirements administered by various banking regulators. Failure to meet minimum capital requirements can initiate certain actions by regulators that could have a material effect on the Corporation's financial statements. The regulations require that banks maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital to average assets (as defined). As of December 31, 2012, the Corporation and each of its bank subsidiaries met the minimum capital requirements. In addition, all of the Corporation's bank subsidiaries' capital ratios exceeded the amounts required to be considered "well capitalized" as defined in the regulations. See also Note K, "Regulatory Matters," in the Notes to Consolidated Financial Statements.

The following table summarizes the Corporation's capital ratios in comparison to regulatory requirements at December 31:

	2012	2011	Regulatory Minimum for Capital Adequacy
Total capital (to risk weighted assets)	**15.6%**	15.2%	8.0%
Tier I capital (to risk weighted assets)	**13.4%**	12.7%	4.0%
Tier I capital (to average assets)	**11.0%**	10.3%	4.0%

The Basel Committee on Banking Supervision (Basel) is a committee of central banks and bank regulators from major industrialized countries that develops broad policy guidelines for use by each country's regulators with the purpose of ensuring that financial institutions have adequate capital given the risk levels of assets and off-balance sheet financial instruments.

In December 2010, Basel released a framework for strengthening international capital and liquidity regulations, referred to as Basel III. Basel III includes defined minimum capital ratios, which must be met when implementation occurs. An additional "capital conservation buffer" will increase the minimum ratios by 2.5%, when fully phased-in. Fully phased-in capital standards under Basel III will require banks to maintain more capital than the minimum levels required under current regulatory capital standards. As Basel III is only a framework, the specific changes in capital requirements are to be determined by each country's banking regulators.

In June 2012, U.S. Federal banking regulators released two notices of proposed rulemaking (NPRs) that would implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. A third NPR related to banks that are internationally active or that are subject to market risk rules is not applicable to the Corporation.

The first NPR, "Regulatory Capital Rules: Regulatory Capital, Implementation of Basel III, Minimum Regulatory Capital Ratios, Capital Adequacy, Transition Provisions, and Prompt Corrective Action," would apply to all depository institutions, bank holding companies with total consolidated assets of $500 million or more, and savings and loan holding companies (collectively, banking organizations). Consistent with the international Basel framework, this NPR would:

- Increase the quantity and quality of capital required by proposing a new minimum Common Equity Tier 1 capital ratio of 4.50% of risk-weighted assets and raising the minimum Tier 1 capital ratio from 4.00% to 6.00% of risk-weighted assets;
- Retain the current minimum Total capital ratio of 8.00% of risk-weighted assets and the minimum Tier 1 leverage capital ratio at 4.00% of average assets;
- Introduce a "capital conservation buffer" of 2.50% above the minimum risk-based capital requirements, which must be maintained to avoid restrictions on capital distributions and certain discretionary bonus payments; and
- Revise the definition of capital to improve the ability of regulatory capital instruments to absorb losses.

As proposed, this NPR would come into effect on January 1, 2013 and the new minimum regulatory capital requirements would be fully phased in on January 1, 2019. However, the final rules have not yet been issued and are not yet applicable to the Corporation.

The second NPR, "Regulatory Capital Rules: Standardized Approach for Risk-weighted Assets; Market Discipline and Disclosure Requirements," also would apply to all banking organizations. This NPR would revise and harmonize the rules for calculating risk-weighted assets to enhance risk sensitivity and address weaknesses that have been identified over the past several years. Banks and regulators use risk weighting to assign different levels of risk to different classes of assets and off-balance sheet exposures - riskier items require higher capital cushions and less risky items require smaller capital cushions. As proposed, this NPR would come into effect on January 1, 2015; however, final rules have not been issued.

As of December 31, 2012, the Corporation believes its current capital levels would meet the fully-phased in minimum capital requirements, including capital conservation buffers, as proposed in the NPRs.

Contractual Obligations and Off-Balance Sheet Arrangements

The Corporation has various financial obligations that require future cash payments. These obligations include the payment of liabilities recorded on the Corporation's consolidated balance sheet as well as contractual obligations for purchased services or for operating leases.

The following table summarizes significant contractual obligations to third parties, by type, that were fixed and determinable as of December 31, 2012:

	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Deposits with no stated maturity (1)	$ 9,089,753	$ —	$ —	$ —	$ 9,089,753
Time deposits (2)	2,289,386	830,530	178,405	85,017	3,383,338
Short-term borrowings (3)	868,399	—	—	—	868,399
Long-term debt (3)	5,511	156,466	551,179	181,097	894,253
Operating leases (4)	15,727	27,041	22,172	61,104	126,044
Purchase obligations (5)	16,085	34,504	15,405	—	65,994
Uncertain tax positions (6)	1,453	—	—	—	1,453

(1) Includes demand deposits and savings accounts, which can be withdrawn by customers at any time.
(2) See additional information regarding time deposits in Note H, "Deposits," in the Notes to Consolidated Financial Statements.
(3) See additional information regarding borrowings in Note I, "Short-Term Borrowings and Long-Term Debt," in the Notes to Consolidated Financial Statements.
(4) See additional information regarding operating leases in Note P, "Leases," in the Notes to Consolidated Financial Statements.
(5) Includes information technology, telecommunication and data processing outsourcing contracts.
(6) Includes accrued interest. See additional information related to uncertain tax positions in Note L, "Income Taxes," in the Notes to Consolidated Financial Statements.

In 2013, the Corporation will begin construction that will expand its Fulton Bank, N.A. subsidiary and the Corporation's headquarters. The total cost of the project is expected to be approximately $50 million, with a planned completion in the summer of 2015. The Corporation expects to incur construction costs of approximately $10 million associated with this project in 2013.

In addition to the contractual obligations listed in the preceding table, the Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized on the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third party. Commitments and standby letters of credit do not necessarily represent future cash needs as they may expire without being drawn.

The following table presents the Corporation's commitments to extend credit and letters of credit as of December 31, 2012 (in thousands):

Commercial mortgage and construction	$ 335,830
Home equity	964,145
Commercial and other	2,711,766
Total commitments to extend credit	$ 4,011,741
Standby letters of credit	$ 425,095
Commercial letters of credit	26,191
Total letters of credit	$ 451,286

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to economic loss that arises from changes in the values of certain financial instruments. The types of market risk exposures generally faced by financial institutions include interest rate risk, equity market price risk, debt security market price risk, foreign currency price risk and commodity price risk. Due to the nature of its operations, only equity market price risk, debt security market price risk and interest rate risk are significant to the Corporation.

Equity Market Price Risk

Equity market price risk is the risk that changes in the values of equity investments could have a material impact on the financial position or results of operations of the Corporation. As of December 31, 2012, the Corporation's equity investments consisted of $71.7 million of Federal Home Loan Bank (FHLB) and Federal Reserve Bank stock, $44.2 million of common stocks of publicly traded financial institutions and $6.7 million of other equity investments. The equity investments most susceptible to market price risk are the financial institutions stocks, which had a cost basis of $40.1 million and a fair value of $44.2 million as of December 31, 2012. Gross unrealized gains and gross unrealized losses in this portfolio were approximately $4.9 million and $906,000, respectively, as of December 31, 2012.

Management continuously monitors the fair value of its equity investments and evaluates current market conditions and operating results of the issuers. Periodic sale and purchase decisions are made based on this monitoring process. None of the Corporation's equity securities are classified as trading. During 2012, the Corporation entered into an agreement with a private investor to purchase approximately 7% of the outstanding common shares in a single financial institution as a passive investment. As of December 31, 2012, the Corporation's total investment in the common stock of that financial institution had a cost basis of $20.0 million and a fair value of $21.6 million, accounting for approximately 50% of the Corporation's investments in the common stocks of publicly traded financial institutions. No other investment within the Corporation's financial institutions stock portfolio exceeded 5% of the portfolio's fair value.

Another source of equity market price risk is the Corporation's $52.5 million investment in FHLB stock, which the Corporation is required to own in order to borrow funds from the FHLB. FHLBs obtain funding primarily through the issuance of consolidated obligations of the FHLB system. The U.S. government does not guarantee these obligations, and each of the FHLB banks is, generally, jointly and severally liable for repayment of each other's debt. The financial stress on the FHLB system appears to be easing and the New York, Pittsburgh and Atlanta regional banks within the FHLB system, to which the Corporation is a member, have resumed redemptions of capital stock. However, the Corporation's FHLB stock and its ability to obtain FHLB funds could be adversely impacted if the financial health of the FHLB system worsens.

In addition to its equity portfolio, the Corporation's investment management and trust services income may be impacted by fluctuations in the equity markets. A portion of this revenue is based on the value of the underlying investment portfolios, many of which include equity investments. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general or otherwise, the Corporation's revenue would be negatively impacted. In addition, the Corporation's ability to sell its brokerage services in the future will be dependent, in part, upon consumers' level of confidence in financial markets.

Debt Security Market Price Risk

Debt security market price risk is the risk that changes in the values of debt securities, unrelated to interest rate changes, could have a material impact on the financial position or results of operations of the Corporation. The Corporation's debt security investments consist primarily of mortgage-backed securities and collateralized mortgage obligations, state and municipal securities, U.S. government sponsored agency securities, U.S. government debt securities, auction rate securities and corporate debt securities. All of the Corporation's investments in mortgage-backed securities and collateralized mortgage obligations have principal payments that are guaranteed by U.S. government sponsored agencies.

Municipal Securities

As of December 31, 2012, the Corporation had $315.5 million of municipal securities issued by various municipalities in its investment portfolio. Ongoing uncertainty with respect to the financial viability of municipal issuers places much greater emphasis on the underlying strength of issuers. Continued pressure on local tax revenues of issuers due to adverse economic conditions could also have an adverse impact on the underlying strength of issuers. The Corporation evaluates existing and potential holdings primarily on the creditworthiness of the issuing municipality and then, to a lesser extent, on the underlying credit enhancement. Municipal securities can be supported by the general obligation of the issuing municipality, meaning they can be repaid by any means available to the issuing municipality. As of December 31, 2012, approximately 95% of municipal securities were supported by the general obligation of corresponding municipalities. Approximately 79% of these securities were school district issuances, which are also supported by the respective states of the issuing municipalities.

Auction Rate Securities

As of December 31, 2012, the Corporation's investments in student loan auction rate securities, also known as auction rate certificates (ARCs), had a cost basis of $174.0 million and a fair value of $149.3 million.

ARCs are long-term securities that were structured to allow their sale in periodic auctions, resulting in both the treatment of ARCs as short-term instruments in normal market conditions and fair values that could be derived based on periodic auction prices. However, beginning in 2008, market auctions for these securities began to fail due to an insufficient number of buyers, resulting in an illiquid market. This illiquidity has resulted in recent market prices that represent forced liquidations or distressed sales and do not provide an accurate basis for fair value. Therefore, as of December 31, 2012, the fair values of the ARCs were derived using significant unobservable inputs based on an expected cash flows model which produced fair values which were materially different from those that would be expected from settlement of these investments in the illiquid market that presently exists. The expected cash flow model, prepared by a third-party valuation expert, produced fair values which assumed a return to market liquidity sometime within the next five years. Expected cash flows models performed prior to June 2012 assumed a return to market liquidity sometime within the next three years. The three year expected term was based on the Corporation's assumption that market liquidity would resume, in some form, within a relatively short period of time. Although there has been a significant reduction in the Corporation's outstanding ARCs due to redemptions in 2011 and 2012, a more protracted period of sporadic trust refinancing and periodic tenders of bonds is expected. The Corporation believes that the trusts underlying the ARCs will self-liquidate as student loans are repaid.

The credit quality of the underlying debt associated with the ARCs is also a factor in the determination of their estimated fair value. As of December 31, 2012, approximately $138 million, or 93%, of the ARCs were rated above investment grade, with approximately $8 million, or 5%, AAA rated and $96 million, or 64%, AA rated. Approximately $11 million, or 7%, of ARCs were either not rated or rated below investment grade by at least one ratings agency. Of this amount, approximately $8 million, or 73%, of the loans underlying these ARCs have principal payments which are guaranteed by the federal government. In total, approximately $145 million, or 98%, of the loans underlying the ARCs have principal payments which are guaranteed by the federal government. At December 31, 2012, all ARCs were current and making scheduled interest payments. During 2012, ARCs with a par value of $70.5 million were called by their issuers at par value.

During the year ended December 31, 2012, the Corporation recorded $434,000 of other-than-temporary impairment charges for two individual ARCs from the same issuer based on an expected cash flow model. As of December 31, 2012, after other-than-temporary impairment charges, the two other-than-temporarily impaired ARCs had a cost basis of $2.0 million and a fair value of $688,000. These other-than-temporarily impaired ARCs have principal payments supported by non-guaranteed private student loans, as opposed to federally guaranteed student loans. In addition, the student loans underlying these other-than-temporarily impaired ARCs had actual defaults of approximately 24%, resulting in an erosion of parity levels, or the ratio of total underlying ARC collateral to total bond values, to approximately 77% as of December 31, 2012. Additional impairment charges for ARCs may be necessary depending upon the performance of the individual investments held by the Corporation.

Corporate Debt Securities

The Corporation holds corporate debt securities in the form of pooled trust preferred securities, single-issuer trust preferred securities and subordinated debt issued by financial institutions, as presented in the following table as of December 31, 2012:

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Single-issuer trust preferred securities	$ 56,834	$ 51,656
Subordinated debt	47,286	51,747
Pooled trust preferred securities	5,530	6,927
Corporate debt securities issued by financial institutions	$ 109,650	$ 110,330

The fair values for pooled trust preferred securities and certain single-issuer trust preferred securities were based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models which were not indicative prices or binding offers.

The Corporation's investments in single-issuer trust preferred securities had an unrealized loss of $5.2 million as of December 31, 2012. The Corporation did not record any other-than-temporary impairment charges for single-issuer trust preferred securities in 2012, 2011 or 2010. The Corporation held eight single-issuer trust preferred securities that were rated below investment grade by at least one ratings agency, with an amortized cost of $22.9 million and an estimated fair value of $22.3 million as of December 31, 2012. The majority of the single-issuer trust preferred securities rated below investment grade were rated BB or Ba. Single-issuer trust preferred securities with an amortized cost of $4.7 million and an estimated fair value of $3.4 million as of December 31, 2012 were not rated by any ratings agency.

The Corporation held ten pooled trust preferred securities as of December 31, 2012. Nine of these securities, with an amortized cost of $5.4 million and an estimated fair value of $6.8 million, were rated below investment grade by at least one ratings agency, with ratings ranging from C to Ca. For each of the nine pooled trust preferred securities rated below investment grade, the class of securities held by the Corporation was below the most senior tranche, with the Corporation's interests being subordinate to other investors in the pool.

The amortized cost of pooled trust preferred securities is the purchase price of the securities, net of cumulative credit related other-than-temporary impairment charges, determined using an expected cash flow model. The most significant input to the expected cash flow model is the expected payment deferral rate for each pooled trust preferred security. The Corporation evaluates the financial metrics, such as capital ratios and non-performing asset ratios, of the individual financial institution issuers that comprise each pooled trust preferred security to estimate its expected deferral rate.

During 2012, the Corporation recorded $19,000 of other-than-temporary impairment charges for pooled trust preferred securities. Additional impairment charges for corporate debt securities issued by financial institutions may be necessary in the future depending upon the performance of the individual investments held by the Corporation.

See Note C, "Investment Securities," in the Notes to Consolidated Financial Statements for further discussion related to the Corporation's other-than-temporary impairment evaluations for debt securities and see Note R, "Fair Value Measurements," in the Notes to Consolidated Financial Statements for further discussion related to the fair values of debt securities.

Interest Rate Risk, Asset/Liability Management and Liquidity

Interest rate risk creates exposure in two primary areas. First, changes in rates have an impact on the Corporation's liquidity position and could affect its ability to meet obligations and continue to grow. Second, movements in interest rates can create fluctuations in the Corporation's net interest income and changes in the economic value of its equity.

The Corporation employs various management techniques to minimize its exposure to interest rate risk. An Asset/Liability Management Committee (ALCO), consisting of key financial and senior management personnel, meets on a regular basis. The ALCO is responsible for reviewing the interest rate sensitivity position of the Corporation, approving asset and liability management policies, and overseeing the formulation and implementation of strategies regarding balance sheet positions and earnings.

From a liquidity standpoint, the Corporation must maintain a sufficient level of liquid assets to meet the cash needs of its customers, who, as depositors, may want to withdraw funds or who, as borrowers, need credit availability. Liquidity is provided on a continuous basis through scheduled and unscheduled principal and interest payments on outstanding loans and investments and through the availability of deposits and borrowings. The Corporation also maintains secondary sources that provide liquidity on a secured and unsecured basis to meet short-term and long-term needs.

The consolidated statements of cash flows provide details related to the Corporation's sources and uses of cash. The Corporation generated $296.3 million in cash from operating activities during 2012, mainly due to net income, as adjusted for non-cash charges, most notably the provision for credit losses. Investing activities resulted in a net cash outflow of $320.1 million in 2012 due mainly to a net increase in loans. Financing activities resulted in a net cash outflow of $12.5 million in 2012 due to a decrease in time deposits, repayments of long-term debt, dividends paid on common shares outstanding and acquisitions of treasury stock exceeding cash inflows from a net increase in demand and savings deposits and short-term borrowings.

Liquidity must also be managed at the Fulton Financial Corporation parent company level. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from subsidiary banks to the parent company in the form of loans and dividends. Generally, these limitations are based on the subsidiary banks' regulatory capital levels and their net income. The Corporation meets its cash needs through dividends and loans from subsidiary banks, and through external borrowings, if necessary. Management continuously monitors the liquidity and capital needs of the Corporation at the parent company level and will implement appropriate strategies, as necessary, to meet regulatory capital requirements and to meet its cash needs.

As of December 31, 2012, liquid assets (defined as cash and due from banks, short-term investments, deposits in other financial institutions, Federal funds sold, loans held for sale and securities available for sale) totaled $3.1 billion, or 18.9% of total assets, as compared to $3.0 billion, or 18.4% of total assets, as of December 31, 2011.

The following table presents the expected maturities of available for sale investment securities, at estimated fair value, as of December 31, 2012 and the weighted average yields of such securities (calculated based on historical cost):

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government securities	$ 325	0.17%	$ —	—%	$ —	—%	$ —	—%
U.S. Government sponsored agency securities (1)	1,963	3.72	108	1.54	157	1.50	169	3.06
State and municipal (2)	37,778	1.94	25,812	4.92	173,860	5.65	78,069	6.27
Auction rate securities (3)	—	—	—	—	—	—	149,339	1.68
Corporate debt securities	—	—	39,086	4.28	13,316	4.34	60,440	3.46
Total	$ 40,066	2.01%	$ 65,006	4.54%	$ 187,333	5.55%	$ 288,017	3.15%
Collateralized mortgage obligations (4)	$1,211,119	1.86%						
Mortgage-backed securities (4)	$ 879,621	2.62%						

(1) Includes Small Business Administration securities, whose maturities are dependent upon prepayments on the underlying loans. For the purpose of this table, amounts are based upon contractual maturities.

(2) Weighted average yields on tax-exempt securities have been computed on a fully taxable-equivalent basis assuming a tax rate of 35% and statutory interest expense disallowances.

(3) Maturities of auction rate securities are based on contractual maturities.

(4) Maturities for mortgage-backed securities and collateralized mortgage obligations are dependent upon the interest rate environment and prepayments on the underlying loans. For the purpose of this table, the entire balances and weighted average rates are shown in one period.

The Corporation's weighted average yield on its $292,000 of held to maturity mortgage-backed securities outstanding as of December 31, 2012 was 6.27%.

The Corporation's investment portfolio consists mainly of mortgage-backed securities and collateralized mortgage obligations which have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans decrease. As rates decrease, cash flows generally increase as prepayments increase.

The following table presents the approximate contractual maturity and interest rate sensitivity of certain loan types subject to changes in interest rates as of December 31, 2012:

	One Year or Less	One Through Five Years	More Than Five Years	Total
	(in thousands)			
Commercial, financial and agricultural:				
Adjustable and floating rate	$ 634,143	$ 1,921,880	$ 373,198	$ 2,929,221
Fixed rate	189,568	329,146	164,130	682,844
Total	$ 823,711	$ 2,251,026	$ 537,328	$ 3,612,065
Real estate – mortgage (1):				
Adjustable and floating rate	$ 1,056,834	$ 2,944,480	$ 1,821,138	$ 5,822,452
Fixed rate	430,759	863,836	436,760	1,731,355
Total	$ 1,487,593	$ 3,808,316	$ 2,257,898	$ 7,553,807
Real estate – construction:				
Adjustable and floating rate	$ 198,490	$ 166,230	$ 84,908	$ 449,628
Fixed rate	80,429	10,914	43,147	134,490
Total	$ 278,919	$ 177,144	$ 128,055	$ 584,118

(1) Includes commercial mortgages, residential mortgages and home equity loans.

Contractual maturities of time deposits of $100,000 or more outstanding as of December 31, 2012 were as follows (in thousands):

Three months or less	$ 222,614
Over three through six months	233,718
Over six through twelve months	406,376
Over twelve months	366,881
Total	$ 1,229,589

The Corporation maintains liquidity sources in the form of "core" demand and savings deposits, time deposits in various denominations, including jumbo time deposits, repurchase agreements and short-term promissory notes. The Corporation can access additional liquidity from these sources, if necessary, by increasing interest rates.

Borrowing availability with the FHLB and Federal Reserve Bank, along with Federal funds lines at various correspondent banks, provides the Corporation with additional liquidity.

Each of the Corporation's subsidiary banks is a member of the FHLB and has access to FHLB overnight and term credit facilities. As of December 31, 2012, the Corporation had $524.8 million of term advances outstanding from the FHLB with an additional borrowing capacity of approximately $1.4 billion under these facilities.

As of December 31, 2012, the Corporation had aggregate availability under Federal funds lines of $1.8 billion, with $592.5 million outstanding. A combination of commercial real estate loans, commercial loans and securities are pledged to the Federal Reserve Bank of Philadelphia to provide access to Federal Reserve Bank Discount Window borrowings. As of December 31, 2012 and 2011, the Corporation had $1.9 billion and $1.7 billion, respectively, of collateralized borrowing availability at the Discount Window, and no outstanding borrowings.

The following table provides information about the Corporation's interest rate sensitive financial instruments as of December 31, 2012. The table presents expected cash flows and weighted average rates for each of the Corporation's significant interest rate sensitive financial instruments, by expected maturity period. None of the Corporation's financial instruments are classified as trading. All dollars amounts are in thousands.

	Expected Maturity Period							Estimated
	2013	2014	2015	2016	2017	Beyond	Total	Fair Value
Fixed rate loans (1)	$1,042,855	$ 473,828	$ 392,968	$ 283,616	$ 261,429	$ 430,375	$ 2,885,071	$ 2,949,758
Average rate	3.80%	5.19%	5.15%	5.08%	5.22%	4.95%	4.64%	
Floating rate loans (1) (2)	2,120,554	1,395,653	1,145,148	986,900	1,311,625	2,281,260	9,241,140	9,159,158
Average rate	4.36%	4.32%	4.28%	4.19%	4.00%	4.47%	4.30%	
Fixed rate investments (3)	602,435	422,215	292,128	229,451	177,549	674,177	2,397,955	2,465,404
Average rate	2.96%	3.05%	3.14%	3.14%	3.31%	3.18%	3.10%	
Floating rate investments (3)	—	—	174,118	4,926	4,942	52,107	236,093	206,050
Average rate	—	—	2.18%	1.01%	0.99%	2.74%	2.25%	
Other interest-earning assets	241,156	—	—	—	—	—	241,156	241,156
Average rate	1.14%	—	—	—	—	—	1.14%	
Total	$4,007,000	$2,291,696	$2,004,362	$1,504,893	$1,755,545	$3,437,919	$ 15,001,415	$ 15,021,526
Average rate	3.82%	4.26%	4.10%	4.19%	4.11%	4.25%	4.09%	
Fixed rate deposits (4)	$1,884,571	$ 540,277	$ 265,881	$ 91,892	$ 68,750	$ 34,439	$ 2,885,810	$ 2,915,532
Average rate	1.01%	1.33%	1.92%	1.75%	1.49%	1.96%	1.20%	
Floating rate deposits (5)	4,695,334	651,644	429,508	360,724	310,237	131,159	6,578,606	6,578,606
Average rate	0.19%	0.14%	0.13%	0.12%	0.11%	0.19%	0.17%	
Fixed rate borrowings (6)	7,291	6,060	151,102	236,521	315,444	161,339	877,757	849,110
Average rate	3.16%	5.49%	4.57%	4.00%	4.85%	6.07%	4.79%	
Floating rate borrowings (7)	868,399	—	—	—	—	16,496	884,895	872,836
Average rate	0.16%	—	—	—	—	2.59%	0.20%	
Total	$7,455,595	$1,197,981	$ 846,491	$ 689,137	$ 694,431	$ 343,433	$ 11,227,068	$ 11,216,084
Average rate	0.40%	0.71%	1.48%	1.67%	2.40%	3.25%	0.80%	

(1) Amounts are based on contractual payments and maturities, adjusted for expected prepayments. Excludes $18.4 million of overdraft balances.

(2) Line of credit amounts are based on historical cash flow assumptions, with an average life of approximately 5 years.

(3) Amounts are based on contractual maturities; adjusted for expected prepayments on mortgage-backed securities and collateralized mortgage obligations and expected calls on agency and municipal securities. Excludes equity securities as such investments do not have maturity dates.

(4) Amounts are based on contractual maturities of time deposits.

(5) Estimated based on history of deposit flows.

(6) Amounts are based on contractual maturities of debt instruments, adjusted for possible calls. Amounts also include junior subordinated deferrable interest debentures.

(7) Amounts include Federal funds purchased, short-term promissory notes and securities sold under agreements to repurchase, which mature in less than 90 days, in addition to junior subordinated deferrable interest debentures.

The preceding table and discussion addressed the liquidity implications of interest rate risk and focused on expected cash flows from financial instruments. Expected maturities, however, do not necessarily reflect the net interest income impact of interest rate changes. Certain financial instruments, such as adjustable rate loans, have repricing periods that differ from expected cash flow periods.

Included within the $9.2 billion of floating rate loans above are $3.9 billion of loans, or 42.4% of the total, that float with the prime interest rate, $1.5 billion, or 16.3%, of loans which float with other interest rates, primarily the London Interbank Offered Rate (LIBOR), and $3.8 billion, or 41.3%, of adjustable rate loans. The $3.8 billion of adjustable rate loans include loans that are fixed rate instruments for a certain period of time, and then convert to floating rates.

The following table presents the percentage of adjustable rate loans, at December 31, 2012, stratified by the period until their next repricing:

Fixed Rate Term	Percent of Total Adjustable Rate Loans
One year	34.0%
Two years	19.1
Three years	14.8
Four years	14.9
Five years	11.4
Greater than five years	5.8

As of December 31, 2012, approximately $5.8 billion of loans had interest rate floors, with approximately $3.3 billion priced at their interest rate floor. Of this total, approximately $2.5 billion are scheduled to reprice during the next twelve months. The weighted average interest rate increase that would be necessary for these loans to begin repricing to higher rates was approximately 0.70%.

The Corporation uses three complementary methods to measure and manage interest rate risk. They are static gap analysis, simulation of earnings, and estimates of economic value of equity. Using these measurements in tandem provides a reasonably comprehensive summary of the magnitude of the Corporation's interest rate risk, level of risk as time evolves, and exposure to changes in interest rates.

Static gap provides a measurement of repricing risk in the Corporation's balance sheet as of a point in time. This measurement is accomplished through stratification of the Corporation's assets and liabilities into repricing periods. The sum of assets and liabilities in each of these periods are compared for mismatches within that maturity segment. Core deposits having no contractual maturities are placed into repricing periods based upon historical balance performance. Repricing for mortgage loans, mortgage-backed securities and collateralized mortgage obligations are based upon industry projections for prepayment speeds. The Corporation's policy limits the cumulative six-month ratio of rate sensitive assets to rate sensitive liabilities (RSA/RSL) to a range of 0.85 to 1.15. As of December 31, 2012, the cumulative six-month ratio of RSA/RSL was 1.10.

Simulation of net interest income and net income is performed for the next twelve-month period. A variety of interest rate scenarios are used to measure the effects of sudden and gradual movements upward and downward in the yield curve. These results are compared to the results obtained in a flat or unchanged interest rate scenario. Simulation of earnings is used primarily to measure the Corporation's short-term earnings exposure to interest rate movements. The Corporation's policy limits the potential exposure of net interest income, in a non-parallel instantaneous shock, to 10% of the base case net interest income for a 100 basis point shock, 15% for a 200 basis point shock and 20% for a 300 basis point shock. A "shock" is an immediate upward or downward movement of interest rates across the yield curve. The shocks do not take into account changes in customer behavior that could result in changes to mix and/or volumes in the balance sheet, nor do they account for competitive pricing over the forward 12-month period.

The following table summarizes the expected impact of interest rate shocks on net interest income (due to the current level of interest rates, the 200 and 300 basis point downward shock scenarios are not shown):

Rate Shock (1)	Annual change in net interest income	% Change
+300 bp	+ $45.9 million	+ 8.8%
+200 bp	+ $26.8 million	+ 5.1%
+100 bp	+ $ 8.0 million	+ 1.5%
−100 bp	− $19.6 million	− 3.8%

(1) These results include the effect of implicit and explicit floors that limit further reduction in interest rates.

Economic value of equity estimates the discounted present value of asset and liability cash flows. Discount rates are based upon market prices for like assets and liabilities. Upward and downward shocks of interest rates are used to determine the effect of such interest rate movements relative to the unchanged environment. This measurement tool is used primarily to evaluate the longer-term repricing risks and options in the Corporation's balance sheet. For a non-parallel instantaneous shock, the policy limit for economic value of equity at risk for every 100 basis point shock movement is 10% of the economic value of equity. As of December 31, 2012, the Corporation was within economic value of equity policy limits for every 100 basis point shock.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per-share data)

	December 31	
	2012	2011
Assets		
Cash and due from banks	**$ 256,300**	$ 292,598
Interest-bearing deposits with other banks	**173,257**	175,336
Loans held for sale	**67,899**	47,009
Investment securities:		
Held to maturity (estimated fair value of $319 in 2012 and $6,699 in 2011)	**292**	6,669
Available for sale	**2,793,725**	2,673,298
Loans, net of unearned income	**12,144,604**	11,968,970
Less: Allowance for loan losses	**(223,903)**	(256,471)
Net Loans	**11,920,701**	11,712,499
Premises and equipment	**227,723**	212,274
Accrued interest receivable	**45,786**	51,098
Goodwill	**530,656**	536,005
Intangible assets	**4,907**	8,204
Other assets	**506,907**	655,518
Total Assets	**$ 16,528,153**	$ 16,370,508
Liabilities		
Deposits:		
Noninterest-bearing	**$ 3,008,675**	$ 2,588,034
Interest-bearing	**9,464,416**	9,937,705
Total Deposits	**12,473,091**	12,525,739
Short-term borrowings:		
Federal funds purchased	**592,470**	253,470
Other short-term borrowings	**275,929**	343,563
Total Short-Term Borrowings	**868,399**	597,033
Accrued interest payable	**19,330**	25,686
Other liabilities	**191,424**	189,362
Federal Home Loan Bank advances and long-term debt	**894,253**	1,040,149
Total Liabilities	**14,446,497**	14,377,969
Shareholders' Equity		
Common stock, $2.50 par value, 600 million shares authorized, 216.8 million shares issued in 2012 and 216.2 million shares issued in 2011	**542,093**	540,386
Additional paid-in capital	**1,426,267**	1,423,727
Retained earnings	**363,937**	264,059
Accumulated other comprehensive income	**5,675**	7,955
Treasury stock, 17.6 million shares in 2012 and 16.0 million shares in 2011	**(256,316)**	(243,588)
Total Shareholders' Equity	**2,081,656**	1,992,539
Total Liabilities and Shareholders' Equity	**$ 16,528,153**	$ 16,370,508

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per-share data)

	2012	2011	2010
Interest Income			
Loans, including fees	$ 564,616	$ 596,390	$ 629,410
Investment securities:			
Taxable	67,349	80,184	96,237
Tax-exempt	10,362	12,039	13,333
Dividends	2,927	2,769	2,800
Loans held for sale	2,064	1,958	3,088
Other interest income	178	358	505
Total Interest Income	647,496	693,698	745,373
Interest Expense			
Deposits	56,895	83,083	122,359
Short-term borrowings	1,068	746	1,455
Long-term debt	45,205	49,709	62,813
Total Interest Expense	103,168	133,538	186,627
Net Interest Income	544,328	560,160	558,746
Provision for credit losses	94,000	135,000	160,000
Net Interest Income After Provision for Credit Losses	450,328	425,160	398,746
Non-Interest Income			
Service charges on deposit accounts	61,502	58,078	58,592
Mortgage banking income	44,600	25,674	29,304
Other service charges and fees	44,345	47,482	45,023
Investment management and trust services	38,239	36,483	34,173
Gain on sale of Global Exchange	6,215	—	—
Other	18,697	15,449	14,527
Investment securities gains (losses), net:			
Other-than-temporary impairment losses	(1,107)	(1,997)	(14,519)
Less: Portion of loss (gain) recognized in other comprehensive loss (before taxes)	298	(913)	568
Net other-than-temporary impairment losses	(809)	(2,910)	(13,951)
Net gains on sales of investment securities	3,835	7,471	14,652
Investment securities gains, net	3,026	4,561	701
Total Non-Interest Income	216,624	187,727	182,320
Non-Interest Expense			
Salaries and employee benefits	243,915	227,435	216,487
Net occupancy expense	44,663	44,003	43,533
Other outside services	15,310	7,851	7,431
Data processing	14,936	13,541	13,263
Equipment expense	14,243	12,870	11,692
FDIC insurance expense	11,996	14,480	19,715
Professional fees	11,522	12,159	11,523
Other real estate owned and repossession expense	10,196	8,366	7,441
Software	9,520	8,400	7,554
Operating risk loss	9,454	1,328	3,025
Marketing	8,240	9,667	11,163
Telecommunications	6,884	8,119	8,543
Intangible amortization	3,031	4,257	5,240
FHLB advances prepayment penalty	3,007	—	—
Other	42,589	44,000	41,715
Total Non-Interest Expense	449,506	416,476	408,325
Income Before Income Taxes	217,446	196,411	172,741
Income taxes	57,601	50,838	44,409
Net Income	159,845	145,573	128,332
Preferred stock dividends and discount accretion	—	—	(16,303)
Net Income Available to Common Shareholders	$ 159,845	$ 145,573	$ 112,029
Per Common Share:			
Net Income (Basic)	$ 0.80	$ 0.73	$ 0.59
Net Income (Diluted)	0.80	0.73	0.59
Cash Dividends	0.30	0.20	0.12

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	2012	2011	2010
Net Income	**$ 159,845**	$ 145,573	$ 128,332
Other Comprehensive Income (Loss), net of tax:			
Unrealized gain on securities	**1,569**	8,768	3,994
Reclassification adjustment for securities gains included in net income	**(1,967)**	(2,964)	(455)
Non-credit related unrealized gain (loss) on other-than-temporarily impaired debt securities	**1,330**	240	(166)
Unrealized gain on derivative financial instruments	**136**	136	136
Unrecognized pension and postretirement (cost) income	**(4,207)**	(10,672)	1,454
Amortization (accretion) of net unrecognized pension and postretirement income (cost)	**859**	(48)	74
Other Comprehensive Income (Loss)	**(2,280)**	(4,540)	5,037
Total Comprehensive Income	**$ 157,565**	$ 141,033	$ 133,369

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
		Shares Outstanding	Amount					
	(in thousands)							
Balance at December 31, 2009	$ 370,290	176,364	$ 482,491	$ 1,257,730	$ 71,999	$ 7,458	$ (253,486)	$ 1,936,482
Net income					128,332			128,332
Other comprehensive income						5,037		5,037
Stock issued, including related tax benefits		22,686	56,001	171,201			4,308	231,510
Stock-based compensation awards				1,996				1,996
Redemption of preferred stock and repurchase of common stock warrant	(376,500)			(10,800)				(387,300)
Preferred stock discount accretion	6,210				(6,210)			—
Preferred stock cash dividends					(12,496)			(12,496)
Common stock cash dividends - $0.12 per share					(23,172)			(23,172)
Balance at December 31, 2010	$ —	199,050	$ 538,492	$ 1,420,127	$ 158,453	$ 12,495	$ (249,178)	$ 1,880,389
Net income					145,573			145,573
Other comprehensive loss						(4,540)		(4,540)
Stock issued, including related tax benefits		1,114	1,894	(649)			5,590	6,835
Stock-based compensation awards				4,249				4,249
Common stock cash dividends - $0.20 per share					(39,967)			(39,967)
Balance at December 31, 2011	$ —	200,164	$ 540,386	$ 1,423,727	$ 264,059	$ 7,955	$ (243,588)	$ 1,992,539
Net income					159,845			159,845
Other comprehensive loss						(2,280)		(2,280)
Stock issued, including related tax benefits		1,176	1,707	(2,294)			7,631	7,044
Stock-based compensation awards				4,834				4,834
Acquisition of treasury stock		(2,115)		—			(20,359)	(20,359)
Common stock cash dividends - $0.30 per share					(59,967)			(59,967)
Balance at December 31, 2012	$ —	199,225	$ 542,093	$ 1,426,267	$ 363,937	$ 5,675	$ (256,316)	$ 2,081,656

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 159,845**	$ 145,573	$ 128,332
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	**94,000**	135,000	160,000
Depreciation and amortization of premises and equipment	**22,575**	21,081	20,477
Net amortization of investment security premiums	**12,151**	6,022	5,178
Deferred income tax expense	**17,007**	4,378	5,544
Investment securities gains, net	**(3,026)**	(4,561)	(701)
Gains on sales of mortgage loans	**(46,310)**	(22,207)	(27,519)
Proceeds from sales of mortgage loans held for sale	**1,820,180**	1,228,668	1,588,489
Originations of mortgage loans held for sale	**(1,800,142)**	(1,160,516)	(1,559,526)
Amortization of intangible assets	**3,031**	4,257	5,240
Gain on sale of Global Exchange	**(6,215)**	—	—
Stock-based compensation	**4,834**	4,249	1,996
Excess tax benefits from stock-based compensation	**(39)**	—	—
Decrease in accrued interest receivable	**5,312**	2,743	4,674
Decrease (increase) in other assets	**19,763**	32,084	(9,173)
Decrease in accrued interest payable	**(6,356)**	(7,647)	(13,263)
Decrease in other liabilities	**(328)**	(17,126)	(24,939)
Total adjustments	**136,437**	226,425	156,477
Net cash provided by operating activities	**296,282**	371,998	284,809
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	**257,316**	441,961	469,821
Proceeds from maturities of securities held to maturity	**390**	454	574
Proceeds from maturities of securities available for sale	**878,721**	667,171	774,403
Purchase of securities held to maturity	**(346)**	(29)	(215)
Purchase of securities available for sale	**(1,129,713)**	(984,286)	(954,700)
Decrease (increase) in short-term investments	**2,079**	(142,039)	(16,706)
Net cash received from sale of Global Exchange	**11,834**	—	—
Net increase in loans	**(302,372)**	(189,669)	(102,938)
Net purchases of premises and equipment	**(38,024)**	(25,339)	(24,290)
Net cash (used in) provided by investing activities	**(320,115)**	(231,776)	145,949
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in demand and savings deposits	**577,964**	753,176	974,566
Net decrease in time deposits	**(630,612)**	(616,018)	(683,899)
Increase (decrease) in short-term borrowings	**271,366**	(77,044)	(194,863)
Additions to long-term debt	**5,700**	25,000	47,900
Repayments of long-term debt	**(151,596)**	(104,610)	(469,223)
Redemption of preferred stock and common stock warrant	**—**	—	(387,300)
Net proceeds from issuance of common stock	**7,005**	6,835	231,510
Excess tax benefits from stock-based compensation	**39**	—	—
Dividends paid	**(71,972)**	(33,917)	(35,003)
Acquisition of treasury stock	**(20,359)**	—	—
Net cash used in financing activities	**(12,465)**	(46,578)	(516,312)
Net (Decrease) Increase in Cash and Due From Banks	**(36,298)**	93,644	(85,554)
Cash and Due From Banks at Beginning of Year	**292,598**	198,954	284,508
Cash and Due From Banks at End of Year	**$ 256,300**	$ 292,598	$ 198,954
Supplemental Disclosures of Cash Flow Information			
Cash paid during period for:			
Interest	**$ 109,524**	$ 141,185	$ 199,890
Income taxes	**30,985**	20,920	42,845

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: Fulton Financial Corporation (Parent Company) is a multi-bank financial holding company which provides a full range of banking and financial services to businesses and consumers through its six wholly owned banking subsidiaries: Fulton Bank, N.A., Fulton Bank of New Jersey, The Columbia Bank, Lafayette Ambassador Bank, FNB Bank, N.A. and Swineford National Bank. In addition, the Parent Company owns the following non-bank subsidiaries: Fulton Reinsurance Company, LTD, Fulton Financial Realty Company, Central Pennsylvania Financial Corp., FFC Management, Inc., FFC Penn Square, Inc. and Fulton Insurance Services Group, Inc. Collectively, the Parent Company and its subsidiaries are referred to as the Corporation.

The Corporation's primary sources of revenue are interest income on loans and investment securities and fee income on its products and services. Its expenses consist of interest expense on deposits and borrowed funds, provision for credit losses, other operating expenses and income taxes. The Corporation's primary competition is other financial services providers operating in its region. Competitors also include financial services providers located outside the Corporation's geographical market as a result of the growth in electronic delivery systems. The Corporation is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by such regulatory authorities.

The Corporation offers, through its banking subsidiaries, a full range of retail and commercial banking services in Pennsylvania, Delaware, Maryland, New Jersey and Virginia. Industry diversity is the key to the economic well-being of these markets, and the Corporation is not dependent upon any single customer or industry.

In December 2012, the Corporation's Fulton Bank, N.A. subsidiary sold its Global Exchange Group division (Global Exchange) for a gain of $6.2 million. Global Exchange provided international payment solutions to meet the needs of companies, law firms and professionals. The federal tax expense associated with this transaction was $4.0 million due to the write-off of non-deductible goodwill and intangible assets, resulting in an after tax gain on the transaction of $2.2 million.

Basis of Financial Statement Presentation: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Parent Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Corporation evaluates subsequent events through the date of filing with the Securities and Exchange Commission (SEC).

Investments: Debt securities are classified as held to maturity at the time of purchase when the Corporation has both the intent and ability to hold these investments until they mature. Such debt securities are carried at cost, adjusted for amortization of premiums and accretion of discounts using the effective yield method. The Corporation does not engage in trading activities, however, since the investment portfolio serves as a source of liquidity, most debt securities and all marketable equity securities are classified as available for sale. Securities available for sale are carried at estimated fair value with the related unrealized holding gains and losses reported in shareholders' equity as a component of other comprehensive income, net of tax. Realized securities gains and losses are computed using the specific identification method and are recorded on a trade date basis.

Securities are evaluated periodically to determine whether declines in value are other-than-temporary. For its investments in equity securities, most notably its investments in stocks of financial institutions, the Corporation evaluates the near-term prospects of the issuers in relation to the severity and duration of the impairment. Equity securities with fair values less than cost are considered to be other-than-temporarily impaired if the Corporation does not have the ability and intent to hold the investments for a reasonable period of time that would be sufficient for a recovery of fair value.

Impaired debt securities are determined to be other-than-temporarily impaired if the Corporation concludes at the balance sheet date that it has the intent to sell, or believes it will more likely than not be required to sell, an impaired debt security before a recovery of its amortized cost basis. Credit losses on other-than-temporarily impaired debt securities are recorded through earnings, regardless of the intent or the requirement to sell. Credit loss is measured as the difference between the present value of an impaired debt security's expected cash flows and its amortized cost basis. Non-credit related other-than-temporary impairment charges are recorded as decreases to accumulated other comprehensive income as long as the Corporation has no intent or expected requirement to sell the impaired debt security before a recovery of its amortized cost basis.

Loans and Revenue Recognition: Loan and lease financing receivables are stated at their principal amount outstanding, except for mortgage loans held for sale, which the Corporation has elected to carry at fair value. Interest income on loans is accrued as earned. Unearned income on lease financing receivables is recognized on a basis which approximates the effective yield method. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

In general, a loan is placed on non-accrual status once it becomes 90 days delinquent as to principal or interest. In certain cases a loan may be placed on non-accrual status prior to being 90 days delinquent if there is an indication that the borrower is having difficulty making payments, or the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. When interest accruals are discontinued, unpaid interest previously credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered secured and in the process of collection. The Corporation generally applies payments received on non-accruing loans to principal until such time as the principal is paid off, after which time any payments received are recognized as interest income. If the Corporation believes that all amounts outstanding for non-accrual loans will ultimately be collected, payments received subsequent to their classification as non-accrual loans are allocated between interest income and principal.

A loan that is 90 days delinquent may continue to accrue interest if the loan is both adequately secured and is in the process of collection. An adequately secured loan is one that has collateral with a supported fair value that is sufficient to discharge the debt, and/or has an enforceable guarantee from a financially responsible party. A loan is considered to be in the process of collection if collection is proceeding through legal action or through other activities that are reasonably expected to result in repayment of the debt or restoration to current status in the near future.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for credit losses. Closed-end consumer loans are generally charged off when they become 120 days past due (180 days for open-end consumer loans) if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as increases to the allowance for credit losses. Past due status is determined based on contractual due dates for loan payments.

Loan Origination Fees and Costs: Loan origination fees and the related direct origination costs are offset and the net amount is deferred and amortized over the life of the loan as an adjustment to interest income using the effective interest method. For mortgage loans sold, the net amount is included in gain or loss upon the sale of the related loan.

Troubled Debt Restructurings (TDRs): Loans whose terms are modified are classified as TDRs if the Corporation grants the borrowers concessions and it is determined that those borrowers are experiencing financial difficulty. Concessions granted under a TDR typically involve a temporary deferral of scheduled loan payments, an extension of a loan's stated maturity date or a reduction in the interest rate. As noted above, TDRs as of December 31, 2012 also included loans where the borrower has been discharged in bankruptcy, and have not reaffirmed their loan obligation. Non-accrual TDRs can be restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification.

Allowance for Credit Losses: The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by charges to expense, through the provision for credit losses, and decreased by charge-offs, net of recoveries. Management believes that the allowance for loan losses and the reserve for unfunded lending commitments are adequate as of the balance sheet date; however, future changes to the allowance or reserve may be necessary based on changes in any of the factors discussed in the following paragraphs.

Maintaining an adequate allowance for credit losses is dependent upon various factors, including the ability to identify potential problem loans in a timely manner. For commercial loans, commercial mortgages and construction loans to commercial borrowers, an internal risk rating process is used. The Corporation believes that internal risk ratings are the most relevant credit quality indicator for these types of loans. The migration of loans through the various internal risk rating categories is a significant component of the allowance for credit loss methodology, which bases the probability of default on this migration. Risk ratings are initially assigned to loans by loan officers and are reviewed on a regular basis by credit administration staff. The Corporation's loan review officers provide an independent assessment of risk rating accuracy. Ratings change based on the ongoing monitoring procedures performed by credit administration staff, or if specific loan review activities identify a deterioration or an improvement in the loan. While assigning risk ratings involves judgment, the risk rating process allows management to identify riskier credits in a timely manner and to allocate resources to managing troubled accounts.

The following is a summary of the Corporation's internal risk rating categories:

- Pass: These loans do not currently pose any identified risk and can range from the highest to average quality, depending on the degree of potential risk.
- Special Mention: These loans constitute an undue and unwarranted credit risk, but not to a point of justifying a classification of substandard. Loans in this category are currently acceptable, but are nevertheless potentially weak.
- Substandard or Lower: These loans are inadequately protected by current sound worth and paying capacity of the borrower. There exists a well-defined weakness or weaknesses that jeopardize the normal repayment of the debt.

The Corporation does not assign internal risk ratings for smaller balance, homogeneous loans, such as home equity, residential mortgage, consumer, leasing, other and construction loans to individuals secured by residential real estate. For these loans, the most relevant credit quality indicator is delinquency status. The migration of loans through the delinquency status is a significant component of the allowance for credit loss methodology, which bases the probability of default on this migration.

The Corporation's allowance for credit losses includes: 1) specific allowances allocated to impaired loans evaluated for impairment under the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Section 310-10-35; and 2) allowances calculated for pools of loans measured for impairment under FASB ASC Subtopic 450-20.

A loan is considered to be impaired if the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. Impaired loans consist of all loans on non-accrual status and accruing TDRs. An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Impaired loans with balances greater than $1.0 million are evaluated individually for impairment. Impaired loans with balances less than $1.0 million are pooled and measured for impairment collectively.

All loans evaluated for impairment under FASB ASC Section 310-10-35 are measured for losses on a quarterly basis. As of December 31, 2012 and 2011, substantially all of the Corporation's impaired loans with balances greater than $1.0 million were measured based on the estimated fair value of each loan's collateral. Collateral could be in the form of real estate, in the case of impaired commercial mortgages and construction loans, or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real property.

For loans secured by real estate, estimated fair values are determined primarily through certified third-party appraisals, discounted to arrive at expected sale prices, net of estimated selling costs. When a real estate-secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including: the age of the most recent appraisal; the loan-to-value ratio based on the original appraisal; the condition of the property; the Corporation's experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others. The Corporation generally obtains updated certified third-party appraisals for impaired loans secured predominately by real estate every 12 months.

As of December 31, 2012 and 2011, approximately 68% and 78%, respectively, of impaired loans with principal balances greater than $1.0 million, whose primary collateral is real estate, were measured at estimated fair value using certified third-party appraisals that had been updated within the preceding 12 months.

When updated certified appraisals are not obtained for loans evaluated for impairment under FASB ASC Section 310-10-35 that are secured by real estate, fair values are estimated based on the original appraisal values, as long as the original appraisal indicated a very strong loan to value position and, in the opinion of the Corporation's internal loan evaluation staff, there has not been a significant deterioration in the collateral value since the original appraisal was performed. Original appraisals are typically used only when the estimated collateral value, as adjusted appropriately for age of appraisal, results in a current loan to value ratio that is lower than the Corporation's loan-to-value requirements for new loans, generally less than 70%.

For impaired loans with principal balances greater than $1.0 million secured by non-real estate collateral, such as accounts receivable or inventory, estimated fair values are determined based on borrower financial statements, inventory listings, accounts receivable agings or borrowing base certificates. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. Liquidation or collection discounts are applied to these assets based upon existing loan evaluation policies.

All loans not evaluated for impairment under FASB ASC Section 310-10-35 are evaluated for impairment under FASB ASC Subtopic 450-20, using a pooled loss evaluation approach. In general, these loans include residential mortgages, home equity loans, consumer loans, and lease receivables. Accruing commercial loans, commercial mortgages and construction loans are also evaluated for impairment under FASB ASC Subtopic 450-20.

The Corporation segments its loan portfolio by general loan type, or "portfolio segments," as presented in the table under the heading, "Loans, Net of Unearned Income," within Note D, "Loans and Allowance for Credit Losses." Certain portfolio segments are further disaggregated and evaluated collectively for impairment based on "class segments," which are largely based on the type of collateral underlying each loan. For commercial loans, class segments include loans secured by collateral and unsecured loans. Construction loan class segments include loans secured by commercial real estate, loans to commercial borrowers secured by residential real estate and loans to individuals secured by residential real estate. Consumer loan class segments are based on collateral types and include direct consumer installment loans and indirect automobile loans.

The Corporation calculates allowance allocation needs for loans measured under FASB ASC Subtopic 450-20 through the following procedures:

- The loans are segmented into pools with similar characteristics, as noted above. Commercial loans, commercial mortgages and certain construction loans are further segmented into separate pools based on internally assigned risk ratings. Residential mortgages, home equity loans, consumer loans, and lease receivables are further segmented into separate pools based on delinquency status.
- A loss rate is calculated for each pool through a regression analysis based on historical losses as loans migrate through the various risk rating or delinquency categories. Estimated loss rates are based on a probability of default (PD) and a loss given default (LGD).
- The loss rate is adjusted to consider qualitative factors, such as economic conditions and trends.
- The resulting adjusted loss rate is applied to the balance of the loans in the pool to arrive at the allowance allocation for the pool.

The allocation of the allowance for credit losses is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Corporation considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type. An unallocated allowance is maintained for factors and conditions that exist at the balance sheet date, but are not specifically identifiable, and to recognize the inherent imprecision in estimating and measuring loss exposure.

Effective April 1, 2011, the Corporation revised and enhanced its allowance for credit loss methodology. The significant revisions to the methodology included: a change in the identification of impaired loans to include only non-accrual loans and TDRs, as opposed to also including certain accruing loans with risk ratings of substandard or worse; more frequent quarterly evaluations of impaired loans; and a change in the determination of allocation needs for non-impaired loans through the use of a regression analysis, as opposed to a computation based solely on historical weighted average charge-off rates.

The Corporation's total allowance for credit losses did not change as a result of implementing its new allowance for credit loss methodology. The change in methodology increased the number of loans evaluated for impairment under FASB ASC Section 450-20 and reduced the number of loans evaluated for impairment under FASB ASC Section 310-10-35. In addition, the change in methodology resulted in shifts in allocations by loan type. See Note D, "Loans and Allowance for Credit Losses," for additional details.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is generally computed using the straight-line method over the estimated useful lives of the related assets, which are a maximum of 50 years for buildings and improvements, eight years for furniture and five years for equipment. Leasehold improvements are amortized over the shorter of the useful life or the non-cancelable lease term. Interest costs incurred during the construction of major bank premises are capitalized.

Other Real Estate Owned: Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned (OREO) and are included in other assets on the consolidated balance sheets, initially at the lower of the estimated fair value of the asset less estimated selling costs or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses on sales are included in OREO and repossession expense on the consolidated statements of income.

Mortgage Servicing Rights: The estimated fair value of mortgage servicing rights (MSRs) related to residential mortgage loans sold and serviced by the Corporation is recorded as an asset upon the sale of such loans. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans.

MSRs are stratified and evaluated for impairment by comparing each stratum's carrying amount to its estimated fair value. Fair values are determined through a discounted cash flows valuation. Significant inputs to the valuation include expected net servicing income, the discount rate and the expected life of the underlying loans. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections for mortgage-backed securities with rates and terms comparable to the loans underlying the MSRs. To the extent the amortized cost of the MSRs exceeds their estimated fair value, a valuation allowance is established through a charge against servicing income, included as a component of mortgage banking income on the consolidated statements of income. If the Corporation determines, based on subsequent valuations, that impairment no longer exists, then the valuation allowance is reduced through an increase to servicing income.

Derivative Financial Instruments: The Corporation manages its exposure to certain interest rate and foreign currency risks through the use of derivatives. None of the Corporation's outstanding derivative contracts are designated as hedges and are not entered into for speculative purposes. Derivative instruments are carried at fair value, with changes in fair values recognized directly in earnings as components of non-interest income and non-interest expense on the Corporation's consolidated statements of income.

Derivative contracts create counterparty credit risk with both the Corporation's customers and with institutional derivative counterparties. The Corporation manages this credit risk through its credit approval processes, monitoring procedures and obtaining adequate collateral, when appropriate.

Mortgage Banking Derivatives

In connection with its mortgage banking activities, the Corporation enters into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, the Corporation enters into forward commitments for the future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held for sale. Forward sales commitments may also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. The amount necessary to settle each interest rate lock is based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Gross derivative assets and liabilities are recorded within other assets and other liabilities, respectively, on the consolidated balance sheets, with changes in fair value during the period recorded within mortgage banking income on the consolidated statements of income.

During 2010, the Corporation recorded a $3.3 million increase in mortgage banking income resulting from the correction of its methodology for determining the fair values of its interest rate locks. Previously, the fair values of interest rate locks included only the value related to the change in interest rates between the date the rate was locked and the reporting date and excluded the value of the expected gain on sale as of the lock date. This change in methodology did not result in a material difference in reported mortgage banking income in prior periods.

Interest Rate Swaps

The Corporation enters into interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. The net result of these interest rate swaps is that the customer pays a fixed rate of interest and the Corporation receives a floating rate. The Corporation simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and terms. These interest rate swaps are derivative financial instruments that are recorded at their fair values within other assets and liabilities on the consolidated balance sheets. Changes in fair value during the period are recorded within other service charges and fees on the consolidated statements of income.

Foreign Exchange Contracts

The Corporation enters into foreign exchange contracts to accommodate the needs of its customers. Foreign exchange contracts are commitments to buy or sell foreign currency on a future date at a contractual price. The Corporation offsets its foreign exchange contract exposure with customers by entering into contracts with third-party correspondent financial institutions to mitigate its exposure to fluctuations in foreign currency exchange rates. The Corporation also holds certain amounts of foreign currency with international correspondent banks. At any given time, the total net foreign currency open positions, which include all outstanding contracts and foreign account balances, is less than $500,000. Gross derivative assets and liabilities are recorded within other assets and other liabilities, respectively, on the consolidated balance sheets, with changes in fair value during the period recorded within other service charges and fees on the consolidated statements of income.

Fair Value Option: FASB ASC Subtopic 825-10 permits entities to measure many financial instruments and certain other items at fair value and requires certain disclosures for items for which the fair value option is applied.

The Corporation has elected to record mortgage loans held for sale at fair value to more accurately reflect the results of its mortgage banking activities in its consolidated financial statements. Derivative financial instruments related to these activities are also recorded at fair value, as detailed under the heading "Derivative Financial Instruments" above. The Corporation determines fair value for its mortgage loans held for sale based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Changes in fair value during the period are recorded as components of mortgage banking income on the consolidated statements of income. Interest income earned on mortgage loans held for sale is classified within interest income on the consolidated statements of income.

Income Taxes: The provision for income taxes is based upon income before income taxes, adjusted primarily for the effect of tax-exempt income, non-deductible expenses and credits received from investments in partnerships that generate such credits under various Federal programs (Tax Credit Investments). Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate. The deferred income tax provision or benefit is based on the changes in the deferred tax asset or liability from period to period.

The Corporation accounts for uncertain tax positions by applying a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return. Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position or through settlements of positions with the tax authorities.

Stock-Based Compensation: The Corporation grants equity awards to employees, consisting of stock options and restricted stock, under its 2004 Stock Option and Compensation Plan (Employee Option Plan). In addition, employees may purchase shares of the Corporation's common stock under the Corporation's Employee Stock Purchase Plan (ESPP).

The Corporation also grants restricted stock to non-employee members of the board of directors under its 2011 Directors' Equity Participation Plan (Directors' Plan). Under the Directors' Plan, the Corporation can grant equity awards to non-employee holding company and subsidiary bank directors in the form of stock options, restricted stock or common stock.

Compensation expense is equal to the fair value of the stock-based compensation awards, net of estimated forfeitures, and is recognized over the vesting period of such awards. The vesting period represents the period during which employees are required to provide service in exchange for such awards.

Stock option fair values are estimated through the use of the Black-Scholes valuation methodology as of the date of grant. Stock options carry terms of up to ten years. Restricted stock fair values are equal to the average trading price of the Corporation's stock on the date of grant. Restricted stock awards earn dividends during the vesting period, which are forfeitable if the awards do not vest. Stock options and restricted stock under the Employee Option Plan have historically been granted annually and become fully vested over or after a three year period. Restricted stock awards granted under the Directors' Plan generally vest one year from the date of grant. Certain events, as defined in the Employee Option Plan and the Directors' Plan, result in the acceleration of the vesting of both stock options and restricted stock.

Net Income Per Common Share: The Corporation's basic net income per common share is calculated as net income available to common shareholders divided by the weighted average number of common shares outstanding. Net income available to common shareholders is calculated as net income less accrued dividends and discount accretion related to preferred stock.

For diluted net income per common share, net income available to common shareholders is divided by the weighted average number of common shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of outstanding stock options and restricted stock.

A reconciliation of weighted average common shares outstanding used to calculate basic net income per common share and diluted net income per common share follows.

	2012	2011	2010
		(in thousands)	
Weighted average common shares outstanding (basic)	**199,067**	198,912	190,860
Impact of common stock equivalents	**972**	746	537
Weighted average common shares outstanding (diluted)	**200,039**	199,658	191,397

In 2012, 2011 and 2010, 5.2 million, 5.2 million and 5.5 million stock options, respectively, were excluded from the diluted earnings per share computation as their effect would have been anti-dilutive.

Disclosures about Segments of an Enterprise and Related Information: The Corporation does not have any operating segments which require disclosure of additional information. While the Corporation owns six separate banks, each engages in similar activities, provides similar products and services, and operates in the same general geographical area. The Corporation's non-banking activities are immaterial and, therefore, separate information has not been disclosed.

Financial Guarantees: Financial guarantees, which consist primarily of standby and commercial letters of credit, are accounted for by recognizing a liability equal to the fair value of the guarantees and crediting the liability to income over the term of the guarantee. Fair value is estimated based on the fees currently charged to enter into similar agreements with similar terms.

Business Combinations and Intangible Assets: The Corporation accounts for its acquisitions using the purchase accounting method. Purchase accounting requires that all assets acquired and liabilities assumed, including certain intangible assets that must be recognized, be recorded at their estimated fair values as of the acquisition date. Any purchase price exceeding the fair value of net assets acquired is recorded as goodwill.

Goodwill is not amortized to expense, but is tested for impairment at least annually. A quantitative annual impairment test is not required if, based on a qualitative analysis, the Corporation determines that the existence of events and circumstances indicate that it is more likely than not that goodwill is not impaired. Write-downs of the balance, if necessary as a result of the impairment test, are charged to expense in the period in which goodwill is determined to be impaired. The Corporation performs its annual test of goodwill impairment as of October 31st of each year. If certain events occur which indicate goodwill might be impaired between annual tests, goodwill must be tested when such events occur. Based on the results of its annual impairment test, the Corporation concluded that there was no impairment in 2012, 2011 or 2010. See Note F, "Goodwill and Intangible Assets," for additional details.

Intangible Assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense on the consolidated statements of income.

Variable Interest Entities: FASB ASC Topic 810 provides guidance on when to consolidate certain Variable Interest Entities (VIE's) in the financial statements of the Corporation. VIE's are entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional financial support from other parties. VIEs are assessed for consolidation under ASC Topic 810 when the Corporation holds variable interests in these entities. The Corporation consolidates VIEs when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has the power to make decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

The Parent Company owns all of the common stock of four subsidiary trusts, which have issued securities (Trust Preferred Securities) in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The terms of the junior subordinated deferrable interest debentures are the same as the terms of the Trust Preferred Securities. The Parent Company's obligations under the debentures constitute a full and unconditional guarantee by the Parent Company of the obligations of the trusts. The provisions of FASB ASC Topic 810 related to subsidiary trusts, as interpreted by the SEC, disallow consolidation of subsidiary trusts in the financial statements of the Corporation. As a result, Trust Preferred Securities are not included on the Corporation's consolidated balance sheets. The junior subordinated debentures issued by the Parent Company to the subsidiary trusts, which have the same total balance and rate as the combined equity securities and Trust Preferred Securities issued by the subsidiary trusts, remain in long-term debt. See Note I, "Short-Term Borrowings and Long-Term Debt," for additional information.

The Corporation has made certain Tax Credit Investments under various Federal programs that promote investment in low and moderate income housing and local economic development. Tax Credit Investments are amortized under the effective yield method over the life of the Federal income tax credits generated as a result of such investments, generally six to ten years. As of December 31, 2012 and 2011, the Corporation's Tax Credit Investments, included in other assets on the consolidated balance sheets, totaled $119.4 million and $118.4 million, respectively. The net income tax benefit associated with these investments was $9.6 million, $8.5 million and $5.7 million in 2012, 2011 and 2010, respectively. None of the Corporation's Tax Credit Investments were consolidated based on FASB ASC Topic 810 as of December 31, 2012 or 2011.

Fair Value Measurements: FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

The Corporation has categorized all assets and liabilities required to be measured at fair value on both a recurring and nonrecurring basis into the above three levels. See Note R, "Fair Value Measurements," for additional details.

New Accounting Standard: In February 2013, the FASB issued ASC Update 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." ASC Update 2013-02 clarifies the requirements for the reporting of reclassifications out of accumulated other comprehensive income. For items reclassified out of accumulated other comprehensive income and into net income in their entirety, companies must disclose the effect of the reclassification on each affected statement of income line item. For all other reclassifications, companies must cross reference to other required U.S. GAAP disclosures. This standards update is effective for the first interim period beginning on or after December 15, 2012. For the Corporation, this standards update is effective in connection with its March 31, 2013 interim filing on Form 10-Q. The adoption of ASC Update 2013-02 will not materially impact the Corporation's financial statements.

Reclassifications: Certain amounts in the 2011 and 2010 consolidated financial statements and notes have been reclassified to conform to the 2012 presentation.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's subsidiary banks are required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against their deposit liabilities. The amounts of such reserves as of December 31, 2012 and 2011 were $101.8 million and $120.8 million, respectively.

NOTE C – INVESTMENT SECURITIES

The following tables present the amortized cost and estimated fair values of investment securities as of December 31:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)			
2012 Held to Maturity				
Mortgage-backed securities	$ 292	$ 27	$ —	$ 319
2012 Available for Sale				
Equity securities	**$ 118,465**	**$ 5,016**	**$ (918)**	**$ 122,563**
U.S. Government securities	**325**	**—**	**—**	**325**
U.S. Government sponsored agency securities	**2,376**	**21**	**—**	**2,397**
State and municipal securities	**301,842**	**13,763**	**(86)**	**315,519**
Corporate debt securities	**112,162**	**7,858**	**(7,178)**	**112,842**
Collateralized mortgage obligations	**1,195,234**	**16,008**	**(123)**	**1,211,119**
Mortgage-backed securities	**847,790**	**31,831**	**—**	**879,621**
Auction rate securities	**174,026**	**—**	**(24,687)**	**149,339**
	$ 2,752,220	**$ 74,497**	**$ (32,992)**	**$ 2,793,725**
2011 Held to Maturity				
U.S. Government sponsored agency securities	$ 5,987	$ —	$ (14)	$ 5,973
State and municipal securities	179	—	—	179
Mortgage-backed securities	503	44	—	547
	$ 6,669	$ 44	$ (14)	$ 6,699
2011 Available for Sale				
Equity securities	$ 117,486	$ 2,383	$ (2,819)	$ 117,050
U.S. Government securities	334	—	—	334
U.S. Government sponsored agency securities	3,987	87	(1)	4,073
State and municipal securities	306,186	15,832	—	322,018
Corporate debt securities	132,855	4,979	(14,528)	123,306
Collateralized mortgage obligations	982,851	19,186	(828)	1,001,209
Mortgage-backed securities	848,675	31,837	(415)	880,097
Auction rate securities	240,852	120	(15,761)	225,211
	$ 2,633,226	$ 74,424	$ (34,352)	$ 2,673,298

Securities carried at $1.8 billion as of December 31, 2012 and December 31, 2011 were pledged as collateral to secure public and trust deposits and customer repurchase agreements.

Available for sale equity securities include restricted investment securities issued by the Federal Home Loan Bank (FHLB) and the Federal Reserve Bank totaling $71.7 million and $82.5 million as of December 31, 2012 and 2011, respectively, common stocks of financial institutions ($44.2 million at December 31, 2012 and $27.9 million at December 31, 2011) and other equity investments ($6.7 million at December 31, 2012 and 2011).

As of December 31, 2012, the financial institutions stock portfolio had a cost basis of $40.1 million and a fair value of $44.2 million. During 2012, the Corporation entered into an agreement with a private investor to purchase approximately 7% of the outstanding common shares in a single financial institution as a passive investment. As of December 31, 2012, the Corporation's total investment in the common stock of that financial institution had a cost basis of $20.0 million and a fair value of $21.6 million. This investment accounted for approximately 50% of the Corporation's investments in the common stocks of publicly traded financial institutions. No other investment within the Corporation's financial institutions stock portfolio exceeded 5% of the portfolio's fair value.

The amortized cost and estimated fair value of debt securities as of December 31, 2012, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in one year or less	$ —	$ —	$ 40,009	$ 40,066
Due from one year to five years	—	—	60,710	65,006
Due from five years to ten years	—	—	176,212	187,333
Due after ten years	—	—	313,800	288,017
	—	—	590,731	580,422
Collateralized mortgage obligations	—	—	1,195,234	1,211,119
Mortgage-backed securities	292	319	847,790	879,621
	$ 292	$ 319	$ 2,633,755	$ 2,671,162

The following table presents information related to gains and losses on the sales of equity and debt securities, and losses recognized for other-than-temporary impairment of investments:

	Gross Realized Gains	Gross Realized Losses	Other-than-temporary Impairment Losses	Net Gains (Losses)
	(in thousands)			
2012:				
Equity securities	**$ 1,215**	**$ —**	**$ (356)**	**$ 859**
Debt securities	**2,620**	**—**	**(453)**	**2,167**
Total	**$ 3,835**	**$ —**	**$ (809)**	**$ 3,026**
2011:				
Equity securities	$ 835	$ —	$ (1,212)	$ (377)
Debt securities	6,655	(19)	(1,698)	4,938
Total	$ 7,490	$ (19)	$ (2,910)	$ 4,561
2010:				
Equity securities	$ 2,424	$ (706)	$ (1,982)	$ (264)
Debt securities	13,005	(71)	(11,969)	965
Total	$ 15,429	$ (777)	$ (13,951)	$ 701

The following table presents a summary of other-than-temporary impairment charges recorded as components of investment securities gains on the consolidated statements of income, by investment security type:

	2012	2011	2010
		(in thousands)	
Equity securities - financial institution stocks	**$ 356**	$ 1,212	$ 1,982
Pooled trust preferred securities	**19**	1,406	11,969
Auction rate securities	**434**	292	—
Total debt securities	**453**	1,698	11,969
Total other-than-temporary impairment charges	**$ 809**	$ 2,910	$ 13,951

The $356,000 other-than-temporary impairment charge related to financial institutions stocks in 2012 was due to the severity and duration of the declines in fair values of certain bank stock holdings, in conjunction with management's evaluation of the near-term prospects of each specific issuer. As of December 31, 2012, after other-than-temporary impairment charges, the financial institution stock portfolio had an adjusted cost basis of $40.1 million and a fair value of $44.2 million.

The credit related other-than-temporary impairment charges for debt securities during 2012 included $19,000 for investments in pooled trust preferred securities issued by financial institutions and $434,000 for investments in student loan auction rate securities, also known as auction rate certificates (ARCs). The credit related other-than-temporary impairment charges for debt securities were determined based on expected cash flows models.

The following table presents a summary of the cumulative credit related other-than-temporary impairment charges, recognized as components of earnings, for debt securities still held by the Corporation at December 31:

	2012	2011	2010
	(in thousands)		
Balance of cumulative credit losses on debt securities, beginning of year	**$ (22,781)**	$ (27,560)	$ (15,612)
Additions for credit losses recorded which were not previously recognized as components of earnings	**(453)**	(1,698)	(11,969)
Reductions for securities sold	**—**	6,400	—
Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security	**155**	77	21
Balance of cumulative credit losses on debt securities, end of year	**$ (23,079)**	$ (22,781)	$ (27,560)

The following table presents the gross unrealized losses and estimated fair values of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2012:

	Less Than 12 months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(in thousands)					
State and municipal securities	$ 9,441	$ (86)	$ —	$ —	$ 9,441	$ (86)
Corporate debt securities	—	—	44,877	(7,178)	44,877	(7,178)
Collateralized mortgage obligations	50,274	(67)	13,058	(56)	63,332	(123)
Auction rate securities	12,303	(717)	137,035	(23,970)	149,338	(24,687)
Total debt securities	72,018	(870)	194,970	(31,204)	266,988	(32,074)
Equity securities	2,146	(199)	5,508	(719)	7,654	(918)
	$ 74,164	$ (1,069)	$ 200,478	$ (31,923)	$ 274,642	$ (32,992)

The Corporation's mortgage-backed securities and collateralized mortgage obligations have contractual terms that generally do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the decline in market value of collateralized mortgage obligations is attributable to changes in interest rates and not credit quality, and because the Corporation does not have the intent to sell and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, the Corporation does not consider those investments to be other-than-temporarily impaired as of December 31, 2012.

The unrealized holding losses on ARCs are attributable to liquidity issues resulting from the failure of periodic auctions. Fulton Financial Advisors (FFA), the investment management and trust division of the Corporation's Fulton Bank, N.A. subsidiary, held ARCs for some of its customers' accounts. FFA had previously purchased ARCs for customers as short-term investments with fair values that could be derived based on periodic auctions under normal market conditions. During 2009 and 2010, the Corporation purchased ARCs from customers due to the failure of these periodic auctions, which made these previously short-term investments illiquid.

As of December 31, 2012, approximately $138 million, or 93%, of the ARCs were rated above investment grade, with approximately $8 million, or 5%, AAA rated and $96 million, or 64%, AA rated. Approximately $11 million, or 7%, of ARCs were either not rated or rated below investment grade by at least one ratings agency. Of this amount, approximately $8 million, or 73%, of the loans underlying these ARCs have principal payments which are guaranteed by the federal government. In total, approximately $145 million, or 98%, of the loans underlying the ARCs have principal payments which are guaranteed by the federal government. At December 31, 2012, all ARCs were current and making scheduled interest payments. Because the Corporation does not have the intent to sell and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, the Corporation does not consider these investments to be other-than-temporarily impaired as of December 31, 2012.

During the year ended December 31, 2012, the Corporation recorded $434,000 of other-than-temporary impairment charges for two individual ARCs by the same issuer based on an expected cash flow model. These other-than-temporarily impaired ARCs have principal payments supported by non-guaranteed private student loans, as opposed to federally guaranteed student loans.

As noted above, for its investments in stocks of financial institutions, management evaluates the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Corporation's ability and intent to hold those investments for a reasonable period of time sufficient for a recovery of fair value, the Corporation does not consider those investments with unrealized holding losses as of December 31, 2012 to be other-than-temporarily impaired.

The majority of the Corporation's available for sale corporate debt securities are issued by financial institutions. The following table presents the amortized cost and estimated fair values of corporate debt securities as of December 31:

	2012		2011	
	Amortized Cost	**Estimated Fair Value**	Amortized Cost	Estimated Fair Value
	(in thousands)			
Single-issuer trust preferred securities	**$ 56,834**	**$ 51,656**	$ 83,899	$ 74,365
Subordinated debt	**47,286**	**51,747**	40,184	41,296
Pooled trust preferred securities	**5,530**	**6,927**	6,236	5,109
Corporate debt securities issued by financial institutions	**109,650**	**110,330**	130,319	120,770
Other corporate debt securities	**2,512**	**2,512**	2,536	2,536
Available for sale corporate debt securities	**$ 112,162**	**$ 112,842**	$ 132,855	$ 123,306

The Corporation's investments in single-issuer trust preferred securities had an unrealized loss of $5.2 million as of December 31, 2012. The Corporation did not record any other-than-temporary impairment charges for single-issuer trust preferred securities in 2012, 2011 or 2010. The Corporation held eight single-issuer trust preferred securities that were rated below investment grade by at least one ratings agency, with an amortized cost of $22.9 million and an estimated fair value of $22.3 million as of December 31, 2012. The majority of the single-issuer trust preferred securities rated below investment grade were rated BB or Ba. Single-issuer trust preferred securities with an amortized cost of $4.7 million and an estimated fair value of $3.4 million as of December 31, 2012 were not rated by any ratings agency.

The Corporation held ten pooled trust preferred securities as of December 31, 2012. Nine of these securities, with an amortized cost of $5.4 million and an estimated fair value of $6.8 million, were rated below investment grade by at least one ratings agency, with ratings ranging from C to Ca. For each of the nine pooled trust preferred securities rated below investment grade, the class of securities held by the Corporation was below the most senior tranche, with the Corporation's interests being subordinate to other investors in the pool. The Corporation determines the fair value of pooled trust preferred securities based on quotes provided by third-party brokers.

The amortized cost of pooled trust preferred securities is the purchase price of the securities, net of cumulative credit related other-than-temporary impairment charges, determined using an expected cash flow model. The most significant input to the expected cash flow model is the expected payment deferral rate for each pooled trust preferred security. The Corporation evaluates the financial metrics, such as capital ratios and non-performing asset ratios, of the individual financial institution issuers that comprise each pooled trust preferred security to estimate its expected deferral rate.

Based on management's evaluations, corporate debt securities with a fair value of $112.8 million were not subject to any additional other-than-temporary impairment charges as of December 31, 2012. The Corporation does not have the intent to sell and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, which may be maturity.

NOTE D – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans, net of unearned income

Loans, net of unearned income are summarized as follows as of December 31:

	2012	2011
	(in thousands)	
Real estate – commercial mortgage	**$ 4,664,426**	$ 4,602,596
Commercial – industrial, financial and agricultural	**3,612,065**	3,639,368
Real estate – home equity	**1,632,390**	1,624,562
Real estate – residential mortgage	**1,256,991**	1,097,192
Real estate – construction	**584,118**	615,445
Consumer	**309,220**	318,101
Leasing and other	**74,239**	63,254
Overdrafts	**18,393**	15,446
Loans, gross of unearned income	**12,151,842**	11,975,964
Unearned income	**(7,238)**	(6,994)
Loans, net of unearned income	**$ 12,144,604**	$ 11,968,970

The Corporation has extended credit to the officers and directors of the Corporation and to their associates. These related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of these loans, including unadvanced commitments, was $118.8 million and $167.4 million as of December 31, 2012 and 2011, respectively. During 2012, additions totaled $23.1 million and repayments and other changes in related-party loans totaled $71.7 million.

The total portfolio of mortgage loans serviced by the Corporation for unrelated third parties was $4.5 billion and $3.9 billion as of December 31, 2012 and 2011, respectively.

Allowance for Credit Losses

The following table presents the components of the allowance for credit losses as of December 31:

	2012	2011	2010
		(in thousands)	
Allowance for loan losses	**$ 223,903**	$ 256,471	$ 274,271
Reserve for unfunded lending commitments	**1,536**	1,706	1,227
Allowance for credit losses	**$ 225,439**	$ 258,177	$ 275,498

The following table presents the activity in the allowance for credit losses for the years ended December 31:

	2012	2011	2010
		(in thousands)	
Balance at beginning of year	**$ 258,177**	$ 275,498	$ 257,553
Loans charged off	**(140,366)**	(161,333)	(151,425)
Recoveries of loans previously charged off	**13,628**	9,012	9,370
Net loans charged off	**(126,738)**	(152,321)	(142,055)
Provision for credit losses	**94,000**	135,000	160,000
Balance at end of year	**$ 225,439**	$ 258,177	$ 275,498

The following table presents the activity in the allowance for loan losses, by portfolio segment, for the years ended December 31 and loans, net of unearned income, and their related allowance for loan losses, by portfolio segment, as of December 31:

	Real Estate - Commercial Mortgage	Commercial - Industrial, Financial and Agricultural	Real Estate - Home Equity	Real Estate - Residential Mortgage	Real Estate - Construction	Consumer	Leasing and other and Overdrafts	Unallocated (1)	Total
					(in thousands)				
Balance at December 31, 2010	$ 40,831	$ 101,436	$ 6,454	$ 17,425	$ 58,117	$ 4,669	$ 3,840	$ 41,499	$ 274,271
Loans charged off	(26,032)	(52,301)	(6,397)	(32,533)	(38,613)	(3,289)	(2,168)	—	(161,333)
Recoveries of loans previously charged off	1,967	2,521	63	325	1,746	1,368	1,022	—	9,012
Net loans charged off	(24,065)	(49,780)	(6,334)	(32,208)	(36,867)	(1,921)	(1,146)	—	(152,321)
Provision for loan losses	45,463	36,628	9,031	29,873	33,587	2,411	647	(23,119)	134,521
Impact of change in allowance methodology	22,883	(13,388)	3,690	7,896	(24,771)	(3,076)	(944)	7,710	—
Provision for loan losses, including impact of change in allowance methodology (2)	68,346	23,240	12,721	37,769	8,816	(665)	(297)	(15,409)	134,521
Balance at December 31, 2011	85,112	74,896	12,841	22,986	30,066	2,083	2,397	26,090	256,471
Loans charged off	(51,988)	(41,868)	(10,147)	(4,509)	(26,250)	(3,323)	(2,281)	—	(140,366)
Recoveries of loans previously charged off	3,371	4,282	704	459	2,814	1,107	891	—	13,628
Net loans charged off	(48,617)	(37,586)	(9,443)	(4,050)	(23,436)	(2,216)	(1,390)	—	(126,738)
Provision for loan losses (2)	26,433	22,895	19,378	15,600	10,657	2,500	1,745	(5,038)	94,170
Balance at December 31, 2012	$ 62,928	$ 60,205	$ 22,776	$ 34,536	$ 17,287	$ 2,367	$ 2,752	$ 21,052	$ 223,903
Allowance for loan losses at December 31, 2012									
Measured for impairment under FASB ASC Subtopic 450-20	$ 41,316	$ 41,421	$ 14,396	$ 10,428	$ 11,028	$ 2,342	$ 2,745	$ 21,052	$ 144,728
Evaluated for impairment under FASB ASC Section 310-10-35	21,612	18,784	8,380	24,108	6,259	25	7	N/A	79,175
	$ 62,928	$ 60,205	$ 22,776	$ 34,536	$ 17,287	$ 2,367	$ 2,752	$ 21,052	$ 223,903
Loans, net of unearned income at December 31, 2012									
Measured for impairment under FASB ASC Subtopic 450-20	$ 4,574,794	$ 3,540,625	$ 1,619,247	$ 1,202,895	$ 542,128	$ 309,191	$ 85,384	N/A	$ 11,874,264
Evaluated for impairment under FASB ASC Section 310-10-35	89,632	71,440	13,143	54,096	41,990	29	10	N/A	270,340
	$ 4,664,426	$ 3,612,065	$ 1,632,390	$ 1,256,991	$ 584,118	$ 309,220	$ 85,394	N/A	$ 12,144,604
Allowance for loan losses at December 31, 2011									
Measured for impairment under FASB ASC Subtopic 450-20	$ 49,052	$ 46,471	$ 9,765	$ 6,691	$ 17,610	$ 1,855	$ 2,360	$ 26,090	$ 159,894
Evaluated for impairment under FASB ASC Section 310-10-35	36,060	28,425	3,076	16,295	12,456	228	37	N/A	96,577
	$ 85,112	$ 74,896	$ 12,841	$ 22,986	$ 30,066	$ 2,083	$ 2,397	$ 26,090	$ 256,471
Loans, net of unearned income at December 31, 2011									
Measured for impairment under FASB ASC Subtopic 450-20	$ 4,476,262	$ 3,560,487	$ 1,619,069	$ 1,057,274	$ 553,106	$ 317,733	$ 71,650	N/A	$ 11,655,581
Evaluated for impairment under FASB ASC Section 310-10-35	126,334	78,881	5,493	39,918	62,339	368	56	N/A	313,389
	$ 4,602,596	$ 3,639,368	$ 1,624,562	$ 1,097,192	$ 615,445	$ 318,101	$ 71,706	N/A	$ 11,968,970

(1) The Corporation's unallocated allowance, which was approximately 9% and 10% as of December 31, 2012 and December 31, 2011, respectively, was, in the opinion of the Corporation's management, reasonable and appropriate given that the estimates used in the allocation process are inherently imprecise.

(2) For the year ended ended December 31, 2012, the provision for loan losses excludes a $170,000 reduction in provision applied to unfunded commitments. The total provision for credit losses, comprised of allocations for both funded and unfunded loans, was $94.0 million for the year ended ended December 31, 2012. For the year ended ended December 31, 2011, the provision for loan losses excludes a $479,000 provision applied to unfunded commitments. The total provision for credit losses, comprised of allocations for both funded and unfunded loans, was $135.0 million for the year ended ended December 31, 2011.

N/A -- Not applicable.

During 2012, the Corporation sold $50.5 million of non-accrual commercial mortgage, commercial and construction loans to third-party investors, resulting in a total increase to charge-offs of $24.6 million. Because the existing allowance for credit losses on the loans sold exceeded the charge-off amount, no additional provision for credit losses was required. In December 2011, the Corporation sold $34.7 million of non-performing residential mortgages and $152,000 of non-performing home equity loans to a third-party investor, resulting in a total increase to charge-offs of $17.4 million during 2011 and, because the existing allowance for credit losses on the loans sold was less than the charge-off amount, a $5.0 million increase to the provision for credit losses was recorded. Below is a summary of these transactions:

	2012				2011
	Real Estate - Commercial mortgage	Commercial - industrial, financial and agricultural	Real Estate - Construction	Total	Real Estate - Residential Mortgage & Real Estate - Home Equity
			(in thousands)		
Unpaid principal balance of loans sold	$ 43,960	$ 19,990	$ 7,720	$ 71,670	$ 39,310
Charge-offs prior to sale	(10,780)	(6,130)	(4,300)	(21,210)	(4,500)
Net recorded investment in loans sold	33,180	13,860	3,420	50,460	34,810
Proceeds from sale, net of selling expenses	17,620	6,020	2,270	25,910	17,420
Total charge-off upon sale	$ (15,560)	$ (7,840)	$ (1,150)	$ (24,550)	$ (17,390)
Existing allocation for credit losses on sold loans	$ (16,780)	$ (8,910)	$ (1,920)	$ (27,610)	$ (12,360)

Impaired Loans

The following table presents total impaired loans, by class segment, as of December 31:

	2012			2011		
	Unpaid Principal Balance	**Recorded Investment**	**Related Allowance**	Unpaid Principal Balance	Recorded Investment	Related Allowance
With no related allowance recorded (1):						
Real estate - commercial mortgage	$ 44,649	$ 34,189	$ —	$ 54,445	$ 46,768	$ —
Commercial - secured	40,409	30,112	—	35,529	28,440	—
Commercial - unsecured	132	131	—	—	—	—
Real estate - home equity	300	300	—	199	199	—
Real estate - residential mortgage	486	486	—	—	—	—
Construction - commercial residential	40,432	23,548	—	62,822	31,233	—
Construction - commercial	6,294	5,685	—	3,604	3,298	—
	132,702	94,451		156,599	109,938	
With a related allowance recorded:						
Real estate - commercial mortgage	69,173	55,443	21,612	100,529	79,566	36,060
Commercial - secured	52,660	39,114	17,187	61,970	47,652	26,248
Commercial - unsecured	2,142	2,083	1,597	3,139	2,789	2,177
Real estate - home equity	12,843	12,843	8,380	5,294	5,294	3,076
Real estate - residential mortgage	53,610	53,610	24,108	39,918	39,918	16,295
Construction - commercial residential	21,336	9,831	4,787	41,176	25,632	11,287
Construction - commercial	2,602	2,350	1,146	3,221	1,049	506
Construction - other	576	576	326	1,127	1,127	663
Consumer - direct	29	29	25	368	368	228
Leasing and other and overdrafts	10	10	7	56	56	37
	214,981	175,889	79,175	256,798	203,451	96,577
Total	$ 347,683	$ 270,340	$ 79,175	$ 413,397	$ 313,389	$ 96,577

(1) As of December 31, 2012 and 2011, there were $94.5 million and $109.9 million, respectively, of impaired loans that did not have a related allowance for loan loss. The estimated fair values of the collateral for these loans exceeded their carrying amount and, accordingly, no specific valuation allowance was considered to be necessary.

The following table presents average impaired loans, by class segment, for the years ended December 31:

	2012		2011	
	Average Recorded Investment	**Interest Income Recognized (1)**	Average Recorded Investment	Interest Income Recognized (1)
	(in thousands)			
With no related allowance recorded:				
Real estate - commercial mortgage	**$ 41,575**	**$ 538**	$ 44,486	$ 647
Commercial - secured	**26,443**	**50**	30,829	182
Commercial - unsecured	**52**	**—**	177	3
Real estate - home equity	**433**	**2**	80	—
Real estate - residential mortgage	**989**	**45**	4,242	43
Construction - commercial residential	**27,361**	**185**	24,770	195
Construction - commercial	**3,492**	**19**	2,989	22
	100,345	**839**	107,573	1,092
With a related allowance recorded:				
Real estate - commercial mortgage	**64,739**	**755**	79,831	1,270
Commercial - secured	**45,217**	**97**	78,380	1,231
Commercial - unsecured	**2,604**	**6**	3,864	34
Real estate - home equity	**8,017**	**23**	1,952	—
Real estate - residential mortgage	**44,791**	**1,446**	53,610	1,458
Construction - commercial residential	**19,284**	**130**	47,529	457
Construction - commercial	**2,233**	**17**	1,090	17
Construction - other	**974**	**7**	1,100	1
Consumer - direct	**84**	**—**	189	2
Leasing and other and overdrafts	**83**	**—**	59	—
	188,026	**2,481**	267,604	4,470
Total	**$ 288,371**	**$ 3,320**	$ 375,177	$ 5,562

(1) All impaired loans, excluding accruing TDRs, were non-accrual loans. Interest income recognized for the years ended December 31, 2012 and 2011 primarily represent amounts earned on accruing TDRs.
N/A -- Not applicable.

The average recorded investment in impaired loans during 2010 was approximately $772.3 million. The Corporation recognized interest income of approximately $27.4 million on impaired loans in 2010.

Credit Quality Indicators and Non-performing Assets

The following table presents internal risk ratings for commercial loans, commercial mortgages and construction loans to commercial borrowers, by class segment, at December 31:

	Pass		Special Mention		Substandard or Lower		Total	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011
	(dollars in thousands)							
Real estate - commercial mortgage	**$ 4,255,334**	$ 4,099,103	**$ 157,640**	$ 160,935	**$ 251,452**	$ 342,558	**$ 4,664,426**	$ 4,602,596
Commercial - secured	**3,081,215**	2,977,957	**137,277**	166,588	**194,952**	249,014	**3,413,444**	3,393,559
Commercial -unsecured	**187,200**	230,962	**5,421**	6,066	**6,000**	8,781	**198,621**	245,809
Total commercial - industrial, financial and agricultural	**3,268,415**	3,208,919	**142,698**	172,654	**200,952**	257,795	**3,612,065**	3,639,368
Construction - commercial residential	**156,538**	175,706	**52,434**	50,854	**79,581**	126,378	**288,553**	352,938
Construction - commercial	**211,470**	186,049	**2,799**	7,022	**12,081**	16,309	**226,350**	209,380
Total real estate - construction (excluding construction - other)	**368,008**	361,755	**55,233**	57,876	**91,662**	142,687	**514,903**	562,318
Total	**$ 7,891,757**	$ 7,669,777	**$ 355,571**	$ 391,465	**$ 544,066**	$ 743,040	**$ 8,791,394**	$ 8,804,282
% of Total	**89.8%**	87.1%	**4.0%**	4.5%	**6.2%**	8.4%	**100.0%**	100.0%

The following table presents a summary of delinquency status for home equity, residential mortgage, consumer, leasing and other and construction loans to individuals, by class segment, at December 31:

	Performing		Delinquent (1)		Non-performing (2)		Total	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011
	(dollars in thousands)							
Real estate - home equity	**$ 1,604,226**	$ 1,601,722	**$ 12,645**	$ 11,633	**$ 15,519**	$ 11,207	**$ 1,632,390**	$ 1,624,562
Real estate - residential mortgage	**1,190,432**	1,043,733	**32,123**	37,123	**34,436**	16,336	**1,256,991**	1,097,192
Real estate - construction - other.	**67,447**	49,593	**865**	2,341	**904**	1,193	**69,216**	53,127
Consumer - direct	**157,287**	157,157	**3,795**	4,011	**4,855**	3,201	**165,937**	164,369
Consumer - indirect	**140,868**	151,112	**2,270**	2,437	**145**	183	**143,283**	153,732
Total consumer	**298,155**	308,269	**6,065**	6,448	**5,000**	3,384	**309,220**	318,101
Leasing and other and overdrafts	**84,664**	70,550	**711**	1,049	**19**	107	**85,394**	71,706
Total	**$ 3,244,924**	$ 3,073,867	**$ 52,409**	$ 58,594	**$ 55,878**	$ 32,227	**$ 3,353,211**	$ 3,164,688
% of Total	**96.7%**	97.1%	**1.6%**	1.9%	**1.7%**	1.0%	**100.0%**	100.0%

(1) Includes all accruing loans 30 days to 89 days past due.
(2) Includes all accruing loans 90 days or more past due and all non-accrual loans.

The following table presents non-performing assets as of December 31:

	2012	2011
	(in thousands)	
Non-accrual loans	**$ 184,832**	$ 257,761
Accruing loans greater than 90 days past due	**26,221**	28,767
Total non-performing loans	**211,053**	286,528
Other real estate owned	**26,146**	30,803
Total non-performing assets	**$ 237,199**	$ 317,331

The following table presents loans whose terms were modified under TDRs as of December 31:

	2012	2011
	(in thousands)	
Real-estate - commercial mortgage	$ 34,672	$ 22,425
Real-estate - residential mortgage	32,993	32,331
Construction - commercial residential	10,564	7,645
Commercial - secured	5,623	3,449
Real estate - home equity	1,518	183
Commercial - unsecured	121	132
Consumer - direct	17	10
Total accruing TDRs	85,508	66,175
Non-accrual TDRs (1)	31,245	32,587
Total TDRs	$ 116,753	$ 98,762

(1) Included within non-accrual loans in the preceding table.

As of December 31, 2012 and 2011, there were $7.4 million and $1.7 million, respectively, of commitments to lend additional funds to borrowers whose loans were modified under TDRs.

The following table presents loans modified as TDRs during the years ended December 31, 2012 and 2011 that remain classified as TDRs as of December 31:

	2012		2011	
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
		(dollars in thousands)		
Real estate - commercial mortgage	29	$ 23,980	20	$ 18,821
Real estate - residential mortgage	83	17,442	17	3,912
Construction - commercial residential	9	7,804	4	8,991
Commercial - secured	28	6,199	11	3,150
Real estate - home equity	118	5,477	—	—
Construction - commercial	1	944	—	—
Consumer - direct	22	23	—	—
Commercial - unsecured	—	—	1	132
	290	$ 61,869	53	$ 35,006

During 2012, new interpretative regulatory guidance was issued addressing the accounting for loans to individuals discharged through bankruptcy proceedings pursuant to Chapter 7 of the U.S. Bankruptcy Code. In accordance with this guidance, the Corporation classifies loans where borrowers have been discharged in bankruptcy, and have not reaffirmed their loan obligation, as troubled debt restructurings (TDRs), even if the repayment terms of such loans have not otherwise been modified. Additionally, the Corporation places such loans on non-accrual status, regardless of delinquency status, and charges off the difference between the fair value, less selling costs, of the loan's collateral and its recorded investment. As a result of implementing this new regulatory guidance, $10.6 million (net of $3.4 million in charge-offs recorded in 2012) of loans were placed on non-accrual status as of December 31, 2012. As of December 31, 2012, approximately 84% of these loans were current on their contractual payments. Because the Corporation believes that all amounts outstanding for these loans will ultimately be collected, payments received subsequent to their classification as non-accrual loans were allocated between interest income and principal.

The following table presents loans, by class segment, modified during the years ended December 31, 2012 and 2011 which had a payment default during their respective year of modification and remain classified as TDRs as of December 31:

	2012		2011	
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
	(dollars in thousands)			
Real estate - residential mortgage	34	$ 8,151	10	$ 2,032
Real estate - commercial mortgage	8	4,849	12	12,045
Construction - commercial residential	5	3,194	2	5,803
Commercial - secured	8	2,129	3	133
Real estate - home equity	27	1,885	—	—
Construction - commercial	1	944	—	—
Consumer - direct	2	2	—	—
	85	$ 21,154	27	$ 20,013

The following tables presents past due status and non-accrual loans, by portfolio segment and class segment, at December 31:

	2012							
	31-59 Days Past Due	60-89 Days Past Due	≥ 90 Days Past Due and Accruing	Non-accrual	Total ≥ 90 Days	Total Past Due	Current	Total
	(in thousands)							
Real estate - commercial mortgage	$ 12,993	$ 8,473	$ 2,160	$ 54,960	$ 57,120	$ 78,586	$ 4,585,840	$ 4,664,426
Commercial - secured	8,013	8,030	1,060	63,602	64,662	80,705	3,332,739	3,413,444
Commercial - unsecured	461	12	199	2,093	2,292	2,765	195,856	198,621
Total Commercial - industrial, financial and agricultural	8,474	8,042	1,259	65,695	66,954	83,470	3,528,595	3,612,065
Real estate - home equity	9,579	3,066	5,579	9,940	15,519	28,164	1,604,226	1,632,390
Real estate - residential mortgage	21,827	10,296	13,333	21,103	34,436	66,559	1,190,432	1,256,991
Construction - commercial residential	466	—	251	22,815	23,066	23,532	265,020	288,552
Construction - commercial	—	—	—	8,035	8,035	8,035	218,315	226,350
Construction - other	865	—	328	576	904	1,769	67,447	69,216
Total Real estate - construction	1,331	—	579	31,426	32,005	33,336	550,782	584,118
Consumer - direct	2,842	953	3,157	1,698	4,855	8,650	157,287	165,937
Consumer - indirect	1,926	344	145	—	145	2,415	140,868	143,283
Total Consumer	4,768	1,297	3,302	1,698	5,000	11,065	298,155	309,220
Leasing and other and overdrafts	662	49	9	10	19	730	84,664	85,394
	$ 59,634	$ 31,223	$ 26,221	$ 184,832	$ 211,053	$ 301,910	$11,842,694	$12,144,604

	2011							
	31-59 Days Past Due	60-89 Days Past Due	≥ 90 Days Past Due and Accruing	Non-accrual	Total ≥ 90 Days	Total Past Due	Current	Total
	(in thousands)							
Real estate - commercial mortgage	$ 11,167	$ 14,437	$ 4,394	$ 109,412	$ 113,806	$ 139,410	$ 4,463,186	$ 4,602,596
Commercial - secured	9,284	4,498	4,831	73,048	77,879	91,661	3,301,899	3,393,560
Commercial - unsecured	671	515	409	2,656	3,065	4,251	241,557	245,808
Total Commercial - industrial, financial and agricultural	9,955	5,013	5,240	75,704	80,944	95,912	3,543,456	3,639,368
Real estate - home equity	7,439	4,194	5,714	5,493	11,207	22,840	1,601,722	1,624,562
Real estate - residential mortgage	23,877	13,246	8,502	7,834	16,336	53,459	1,043,733	1,097,192
Construction - commercial residential	2,372	4,824	1,656	53,420	55,076	62,272	290,665	352,937
Construction - commercial	31	—	128	4,347	4,475	4,506	204,875	209,381
Construction - other	2,341	—	66	1,127	1,193	3,534	49,593	53,127
Total Real estate - construction	4,744	4,824	1,850	58,894	60,744	70,312	545,133	615,445
Consumer - direct	2,706	1,305	2,833	368	3,201	7,212	157,157	164,369
Consumer - indirect	1,997	440	183	—	183	2,620	151,112	153,732
Total Consumer	4,703	1,745	3,016	368	3,384	9,832	308,269	318,101
Leasing and other and overdrafts	925	124	51	56	107	1,156	70,550	71,706
	$ 62,810	$ 43,583	$ 28,767	$ 257,761	$ 286,528	$ 392,921	$11,576,049	$11,968,970

NOTE E – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2012	2011
	(in thousands)	
Land	$ **37,245**	$ 37,669
Buildings and improvements	**270,480**	258,653
Furniture and equipment	**172,263**	160,424
Construction in progress	**17,098**	12,064
	497,086	468,810
Less: Accumulated depreciation and amortization	**(269,363)**	(256,536)
	$ **227,723**	$ 212,274

NOTE F – GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in goodwill:

	2012	2011	2010
		(in thousands)	
Balance at beginning of year	$ **536,005**	$ 535,518	$ 534,862
Sale of Global Exchange	**(5,295)**	—	—
Other goodwill additions, net	**(54)**	487	656
Balance at end of year	$ **530,656**	$ 536,005	$ 535,518

The Corporation did not complete any acquisitions during the years ended December 31, 2012, 2011 and 2010. The other goodwill additions were primarily due to additional purchase price incurred for prior acquisitions as a result of contingencies being met, offset by tax benefits realized on the exercises of stock options assumed in acquisitions.

As noted in Note A, "Summary of Significant Accounting Policies," under the heading "Business," the Corporation divested Global Exchange in December 2012. As a result of this divestiture, $5.3 million of goodwill allocated to Global Exchange was written-off and included as a reduction to the gain on sale recorded in non-interest income on the consolidated statements of income.

The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units, generally represented as its subsidiary banks. After this allocation is completed, a two-step valuation process is applied, as required by FASB ASC Topic 805. In Step 1, each reporting unit's fair value is determined based on three metrics: (1) a primary market approach, which measures fair value based on trading multiples of independent publicly traded financial institutions of comparable size and character to the reporting units, (2) a secondary market approach, which measures fair value based on acquisition multiples of publicly traded financial institutions of comparable size and character which were recently acquired, and (3) an income approach, which estimates fair value based on discounted cash flows. If the fair value of any reporting unit exceeds its adjusted net book value, no write-down of goodwill is necessary. If the fair value of any reporting unit is less than its adjusted net book value, a Step 2 valuation procedure is required to assess the proper carrying value of the goodwill allocated to that reporting unit. The valuation procedures applied in a Step 2 valuation are similar to those that would be performed upon an acquisition, with the Step 1 fair value representing a hypothetical reporting unit purchase price.

Based on its 2012 annual goodwill impairment test, the Corporation determined that its Fulton Bank of New Jersey (FBNJ), The Columbia Bank (Columbia) and FNB Bank, N.A. (FNB), reporting units failed the Step 1 impairment test. As a result of the Step 1 test, FBNJ's adjusted net book value exceeded its fair value by approximately $54.2 million, or 12%, Columbia's adjusted net book value exceeded its fair value by approximately $25.1 million, or 8%, and FNB's adjusted net book value exceeded its fair value by approximately $190,000, or 1%. Based on the results of its Step 2 valuation procedures, the Corporation determined that the carrying value of the goodwill allocated to each of these reporting units was not impaired. The goodwill allocated to FBNJ, Columbia and FNB at December 31, 2012 was $167.6 million, $112.6 million and $4.5 million, respectively.

All of the Corporation's remaining reporting units passed the Step 1 goodwill impairment test, resulting in no goodwill impairment charges in 2012. Two reporting units, with total allocated goodwill of $16.6 million, had fair values that exceeded adjusted net book values by less than 5%. The remaining two reporting units, with total allocated goodwill of $229.4 million, had fair values that exceeded net book values by approximately 21% in the aggregate.

The estimated fair values of the Corporation's reporting units are subject to uncertainty, including future changes in the trading and acquisition multiples of comparable financial institutions and future operating results of reporting units which could differ significantly from the assumptions used in the discounted cash flow analysis under the income approach.

The following table summarizes intangible assets as of December 31:

	2012			2011		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
			(in thousands)			
Amortizing:						
Core deposit	**$ 50,279**	**$ (46,766)**	**$ 3,513**	$ 50,279	$ (44,134)	$ 6,145
Other	**9,123**	**(8,992)**	**131**	11,403	(10,607)	796
Total amortizing	**59,402**	**(55,758)**	**3,644**	61,682	(54,741)	6,941
Non-amortizing	**1,263**	**—**	**1,263**	1,263	—	1,263
	$ 60,665	**$ (55,758)**	**$ 4,907**	$ 62,945	$ (54,741)	$ 8,204

As a result of the divestiture of Global Exchange, gross intangible assets totaling $2.3 million ($266,000, net of accumulated amortization) that were allocated to Global Exchange were written-off and included as a reduction to the gain on sale recorded in non-interest income on the consolidated statements of income.

Core deposit intangible assets are amortized using an accelerated method over the estimated remaining life of the acquired core deposits. As of December 31, 2012, these assets had a weighted average remaining life of approximately three years. Other amortizing intangible assets, consisting primarily of premiums paid on branch acquisitions in prior years that did not qualify for business combinations accounting under FASB ASC Topic 810, had a weighted average remaining life of two years. Amortization expense related to intangible assets totaled $3.0 million, $4.3 million and $5.2 million in 2012, 2011 and 2010, respectively.

Future amortization expense is expected to be as follows (in thousands):

Year		
2013	$	2,138
2014		1,259
2015		247
Total	$	3,644

NOTE G – MORTGAGE SERVICING RIGHTS

The following table summarizes the changes in MSRs, which are included in other assets on the consolidated balance sheets:

		2012		2011
		(in thousands)		
Amortized cost:				
Balance at beginning of year	$	**34,666**	$	30,700
Originations of mortgage servicing rights		**15,451**		9,884
Amortization expense		**(10,380)**		(5,918)
Balance at end of year	**$**	**39,737**	$	34,666
Valuation allowance:				
Balance at beginning of year	$	**(1,550)**	$	(1,550)
Additions		**(2,130)**		—
Balance at end of year	**$**	**(3,680)**	$	(1,550)
Net MSRs at end of year	**$**	**36,057**	$	33,116

MSRs represent the economic value of existing contractual rights to service mortgage loans that have been sold. Accordingly, actual and expected prepayments of the underlying mortgage loans can impact the value of MSRs.

The Corporation estimates the fair value of its MSRs by discounting the estimated cash flows from servicing income, net of expense, over the expected life of the underlying loans at a discount rate commensurate with the risk associated with these assets. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections for mortgage-backed securities with rates and terms comparable to the loans underlying the MSRs.

The Corporation determined that the estimated fair value of MSRs was $36.1 million as of December 31, 2012 and $33.1 million as of December 31, 2011. The estimated fair value of MSRs was equal to their book value, net of the valuation allowance, at December 31, 2012. Therefore, no further adjustment to the valuation allowance was necessary as of December 31, 2012.

Estimated MSR amortization expense for the next five years, based on balances as of December 31, 2012 and the contractual remaining lives of the underlying loans, follows (in thousands):

Year		
2013	$	8,518
2014		7,694
2015		6,782
2016		5,777
2017		4,673

NOTE H – DEPOSITS

Deposits consisted of the following as of December 31:

	2012	2011
	(in thousands)	
Noninterest-bearing demand	**$ 3,008,675**	$ 2,588,034
Interest-bearing demand	**2,755,603**	2,529,388
Savings and money market accounts	**3,325,475**	3,394,367
Time deposits	**3,383,338**	4,013,950
	$ 12,473,091	$ 12,525,739

Included in time deposits were certificates of deposit equal to or greater than $100,000 of $1.2 billion and $1.5 billion as of December 31, 2012 and 2011, respectively. The scheduled maturities of time deposits as of December 31, 2012 were as follows (in thousands):

Year	
2013	$ 2,289,386
2014	548,192
2015	282,338
2016	99,289
2017	79,116
Thereafter	85,017
	$ 3,383,338

NOTE I – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings as of December 31, 2012, 2011 and 2010 and the related maximum amounts outstanding at the end of any month in each of the three years then ended are presented below. The securities underlying the repurchase agreements remain in available for sale investment securities.

	December 31			Maximum Outstanding		
	2012	2011	2010	**2012**	2011	2010
	(in thousands)					
Federal funds purchased	**$ 592,470**	$ 253,470	$ 267,844	**$ 636,562**	$ 381,093	$ 506,567
Customer repurchase agreements	**156,238**	186,735	204,800	**258,734**	235,780	279,414
Customer short-term promissory notes	**119,691**	156,828	201,433	**152,570**	196,562	243,637
Other	—	—	—	**25,000**	—	—
	$ 868,399	$ 597,033	$ 674,077			

As of December 31, 2012, the Corporation had aggregate availability under Federal funds lines of $1.8 billion, with $592.5 million outstanding. A combination of commercial real estate loans, commercial loans and securities are pledged to the Federal Reserve Bank of Philadelphia to provide access to Federal Reserve Bank Discount Window borrowings. As of December 31, 2012 and 2011, the Corporation had $1.9 billion and $1.7 billion, respectively, of collateralized borrowing availability at the Discount Window, and no outstanding borrowings.

The following table presents information related to customer repurchase agreements:

	2012	2011	2010
	(dollars in thousands)		
Amount outstanding as of December 31	**$ 156,238**	$ 186,735	$ 204,800
Weighted average interest rate at year end	**0.16%**	0.12%	0.28%
Average amount outstanding during the year	**$ 206,842**	$ 208,144	$ 252,633
Weighted average interest rate during the year	**0.12%**	0.13%	0.31%

FHLB advances and long-term debt included the following as of December 31:

	2012	2011
	(in thousands)	
FHLB advances	$ 524,817	$ 666,565
Subordinated debt	200,000	200,000
Junior subordinated deferrable interest debentures	171,136	175,260
Other long-term debt	1,264	1,585
Unamortized issuance costs	(2,964)	(3,261)
	$ 894,253	$ 1,040,149

Excluded from the preceding table is the Parent Company's revolving line of credit with its subsidiary banks. As of December 31, 2012 and 2011, there were no amounts outstanding under this line of credit. This line of credit, with a total commitment of $100.0 million, is secured by equity securities and insurance investments and bears interest at the prime rate minus 1.50%. Although the line of credit and related interest are eliminated in the consolidated financial statements, this borrowing arrangement is senior to the subordinated debt and the junior subordinated deferrable interest debentures.

FHLB advances mature through March 2027 and carry a weighted average interest rate of 4.14%. As of December 31, 2012, the Corporation had an additional borrowing capacity of approximately $1.4 billion with the FHLB. Advances from the FHLB are secured by FHLB stock, qualifying residential mortgages, investments and other assets.

The following table summarizes the scheduled maturities of FHLB advances and long-term debt as of December 31, 2012 (in thousands):

Year	
2013	$ 5,511
2014	5,669
2015	150,797
2016	236,291
2017	314,888
Thereafter	181,097
	$ 894,253

In May 2007, the Corporation issued $100 million of ten-year subordinated notes, which mature on May 1, 2017 and carry a fixed rate of 5.75% and an effective rate of approximately 5.96% as a result of issuance costs. Interest is paid semi-annually in May and November. In March 2005, the Corporation issued $100 million of ten-year subordinated notes, which mature April 1, 2015 and carry a fixed rate of 5.35% and an effective rate of approximately 5.49% as a result of issuance costs. Interest is paid semi-annually in October and April.

The Parent Company owns all of the common stock of four subsidiary trusts, which have issued Trust Preferred Securities in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The Trust Preferred Securities are redeemable on specified dates, or earlier if the deduction of interest for federal income taxes is prohibited, the Trust Preferred Securities no longer qualify as Tier I regulatory capital, or if certain other events arise.

The following table provides details of the debentures as of December 31, 2012 (dollars in thousands):

Debentures Issued to	Fixed/ Variable	Interest Rate	Amount	Maturity	Callable	Callable Price
Columbia Bancorp Statutory Trust	Variable	2.96%	$ 6,186	06/30/34	03/31/13	100.0
Columbia Bancorp Statutory Trust II	Variable	2.20%	4,124	03/15/35	03/15/13	100.0
Columbia Bancorp Statutory Trust III	Variable	2.08%	6,186	06/15/35	03/15/13	100.0
Fulton Capital Trust I	Fixed	6.29%	154,640	02/01/36	N/A	N/A
			$ 171,136			

N/A – Not applicable.

NOTE J – DERIVATIVE FINANCIAL INSTRUMENTS

The following table presents a summary of the notional amounts and fair values of derivative financial instruments as of December 31:

	2012		2011	
	Notional Amount	**Asset (Liability) Fair Value**	Notional Amount	Asset (Liability) Fair Value
		(in thousands)		
Interest Rate Locks with Customers				
Positive fair values	$ 314,416	$ 6,912	$ 181,583	$ 3,888
Negative fair values	9,714	(155)	1,593	(10)
Net interest rate locks with customers		6,757		3,878
Forward Commitments				
Positive fair values	79,152	707	3,178	13
Negative fair values	236,500	(915)	173,208	(2,724)
Net forward commitments		(208)		(2,711)
Interest Rate Swaps				
Interest rate swaps with customers	130,841	7,090	33,846	2,744
Interest rate swaps with counterparties	130,841	(7,090)	33,846	(2,744)
Foreign Exchange Contracts with Customers				
Positive fair values	1,941	137	45,143	1,413
Negative fair values	10,199	(348)	13,984	(137)
Net foreign exchange contracts with customers		(211)		1,276
Foreign Exchange Contracts with Correspondent Banks				
Positive fair values	60,106	1,064	37,678	749
Negative fair values	37,557	(1,121)	68,081	(2,454)
Net foreign exchange contracts with correspondent banks		(57)		(1,705)
Net derivative fair value asset		$ 6,281		$ 738

The following table presents a summary of the fair value gains and losses on derivative financial instruments:

	2012	2011	2010	Statements of Income Classification
		(in thousands)		
Interest rate locks with customers	$ 2,879	$ 3,861	$ 428	Mortgage banking income
Forward commitments	2,503	(11,190)	7,195	Mortgage banking income
Interest rate swaps with customers	4,346	2,744	—	Other service charges and fees
Interest rate swaps with counterparties	(4,346)	(2,744)	—	Other service charges and fees
Foreign exchange contracts with customers	(1,487)	1,295	(535)	Other service charges and fees
Foreign exchange contracts with correspondent banks	1,648	(2,133)	268	Other service charges and fees
Net fair value gains (losses) on derivative financial instruments	$ 5,543	$ (8,167)	$ 7,356	

The Corporation has elected to record mortgage loans held for sale at fair value to more accurately reflect the results of its mortgage banking activities in its consolidated financial statements. The following table presents a summary of the Corporation's mortgage loans held for sale and the impact of the fair value election on the consolidated financial statements as of and for the years ended December 31, 2012 and 2011:

	Cost (1)	Fair Value	Balance Sheet Classification	Fair Value Gain	Statements of Income Classification
			(in thousands)		
December 31, 2012:					
Mortgage loans held for sale ...	**$ 65,745**	**$ 67,899**	Loans held for sale	**$ 469**	Mortgage banking income
December 31, 2011:					
Mortgage loans held for sale ...	45,324	47,009	Loans held for sale	2,349	Mortgage banking income

(1) Cost basis of mortgage loans held for sale represents the unpaid principal balance.

NOTE K – REGULATORY MATTERS

Regulatory Capital Requirements

The Corporation's subsidiary banks are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary banks must meet specific capital guidelines that involve quantitative measures of the subsidiary banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2012, that all of its bank subsidiaries meet the capital adequacy requirements to which they were subject.

As of December 31, 2012 and 2011, the Corporation's four significant subsidiaries, Fulton Bank, N.A., Fulton Bank of New Jersey, The Columbia Bank and Lafayette Ambassador Bank, were well capitalized under the regulatory framework for prompt corrective action based on their capital ratio calculations. To be categorized as well capitalized, these banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2012 that management believes have changed the institutions' categories.

The following tables present the total risk-based, Tier I risk-based and Tier I leverage requirements for the Corporation and its significant subsidiaries with total assets in excess of $1 billion.

	2012					
	Actual		For Capital Adequacy Purposes		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)					
Total Capital (to Risk-Weighted Assets):						
Corporation	**$1,992,968**	**15.6%**	**$1,023,759**	**8.0%**	N/A	N/A
Fulton Bank, N.A.	**1,022,411**	**13.1**	**622,643**	**8.0**	**778,304**	**10.0%**
Fulton Bank of New Jersey	**337,660**	**14.1**	**191,842**	**8.0**	**239,802**	**10.0**
The Columbia Bank	**231,762**	**17.3**	**107,363**	**8.0**	**134,204**	**10.0**
Lafayette Ambassador Bank	**145,391**	**13.4**	**87,119**	**8.0**	**108,899**	**10.0**
Tier I Capital (to Risk-Weighted Assets):						
Corporation	**1,710,343**	**13.4**	**511,880**	**4.0%**	N/A	N/A
Fulton Bank, N.A.	**896,058**	**11.5**	**311,322**	**4.0**	**466,982**	**6.0%**
Fulton Bank of New Jersey	**299,852**	**12.5**	**95,921**	**4.0**	**143,881**	**6.0**
The Columbia Bank	**214,891**	**16.0**	**53,681**	**4.0**	**80,522**	**6.0**
Lafayette Ambassador Bank	**128,975**	**11.8**	**43,559**	**4.0**	**65,339**	**6.0**
Tier I Capital (to Average Assets):						
Corporation	**1,710,343**	**11.0**	**624,838**	**4.0%**	N/A	N/A
Fulton Bank, N.A.	**896,058**	**10.1**	**353,206**	**4.0**	**441,507**	**5.0%**
Fulton Bank of New Jersey	**299,852**	**9.5**	**126,733**	**4.0**	**158,416**	**5.0**
The Columbia Bank	**214,891**	**11.3**	**76,174**	**4.0**	**95,217**	**5.0**
Lafayette Ambassador Bank	**128,975**	**9.5**	**54,569**	**4.0**	**68,211**	**5.0**

	2011					
	Actual		For Capital Adequacy Purposes		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)					
Total Capital (to Risk-Weighted Assets):						
Corporation	$1,933,278	15.2%	$1,018,865	8.0%	N/A	N/A
Fulton Bank, N.A.	994,683	13.2	604,259	8.0	755,324	10.0%
Fulton Bank of New Jersey	327,356	13.0	201,381	8.0	251,726	10.0
The Columbia Bank	219,432	15.5	113,478	8.0	141,848	10.0
Lafayette Ambassador Bank	143,113	13.0	88,408	8.0	110,510	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$1,612,859	12.7	$ 509,432	4.0%	N/A	N/A
Fulton Bank, N.A.	856,464	11.3	302,130	4.0	453,194	6.0%
Fulton Bank of New Jersey	284,334	11.3	100,690	4.0	151,036	6.0
The Columbia Bank	201,564	14.2	56,739	4.0	85,109	6.0
Lafayette Ambassador Bank	125,951	11.4	44,204	4.0	66,306	6.0
Tier I Capital (to Average Assets):						
Corporation	$1,612,859	10.3	$ 626,546	4.0%	N/A	N/A
Fulton Bank, N.A.	856,464	9.8	348,385	4.0	435,481	5.0%
Fulton Bank of New Jersey	284,334	8.7	131,221	4.0	164,027	5.0
The Columbia Bank	201,564	10.6	75,918	4.0	94,897	5.0
Lafayette Ambassador Bank	125,951	8.9	56,634	4.0	70,793	5.0

N/A – Not applicable as "well capitalized" applies to banks only.

Dividend and Loan Limitations

The dividends that may be paid by subsidiary banks to the Parent Company are subject to certain legal and regulatory limitations. Dividend limitations vary, depending on the subsidiary bank's charter and whether or not it is a member of the Federal Reserve System. Generally, subsidiaries are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels. Additionally, limits exist on paying dividends in excess of net income for specified periods. The total amount available for payment of dividends by subsidiary banks was approximately $329 million as of December 31, 2012, based on the subsidiary banks maintaining enough capital to be considered well capitalized, as defined above.

Under current Federal Reserve regulations, the subsidiary banks are limited in the amount they may loan to their affiliates, including the Parent Company. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20% of each bank subsidiary's regulatory capital.

NOTE L – INCOME TAXES

The components of the provision for income taxes are as follows:

	2012	2011	2010
		(in thousands)	
Current tax expense (benefit):			
Federal	**$ 41,151**	$ 40,141	$ 38,333
State	**(557)**	6,319	532
	40,594	46,460	38,865
Deferred tax expense (benefit):			
Federal	**17,007**	8,662	5,544
State	**—**	(4,284)	—
	17,007	4,378	5,544
Income tax expense	**$ 57,601**	$ 50,838	$ 44,409

The differences between the effective income tax rate and the federal statutory income tax rate are as follows:

	2012	2011	2010
Statutory tax rate	**35.0%**	35.0%	35.0%
Tax-exempt income	**(5.0)**	(5.3)	(5.8)
Low income housing investments	**(4.4)**	(4.3)	(3.3)
Non-deductible goodwill	**0.9**	—	—
Bank owned life insurance	**(0.8)**	(0.6)	(0.6)
Valuation allowance	**(0.6)**	4.6	0.2
Executive compensation	**0.5**	0.1	0.1
State income taxes, net of Federal benefit	**0.6**	(4.0)	—
Other, net	**0.3**	0.4	0.1
Effective income tax rate	**26.5%**	25.9%	25.7%

The net deferred tax asset recorded by the Corporation is included in other assets and consists of the following tax effects of temporary differences as of December 31:

	2012	2011
	(in thousands)	
Deferred tax assets:		
Allowance for credit losses	**$ 83,657**	$ 95,788
Postretirement and defined benefit plans	**14,034**	11,527
Other-than-temporary impairment of investments	**13,951**	15,490
State loss carryforwards	**13,811**	12,405
Deferred compensation	**11,546**	9,568
Other accrued expenses	**9,542**	10,415
Other	**13,477**	16,262
Total gross deferred tax assets	**160,018**	171,455
Deferred tax liabilities:		
Unrealized holding gains on securities available for sale	**14,527**	14,025
Mortgage servicing rights	**12,856**	11,776
Premises and equipment	**9,893**	6,919
Acquisition premiums/discounts	**6,802**	6,174
Direct leasing	**5,958**	7,561
Other	**7,218**	5,885
Total gross deferred tax liabilities	**57,254**	52,340
Net deferred tax asset, before valuation allowance	**102,764**	119,115
Valuation allowance	**(16,107)**	(17,321)
Net deferred tax asset	**$ 86,657**	$ 101,794

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and/or capital gain income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, such as those that may be implemented to generate capital gains, in making this assessment.

The valuation allowance relates to state deferred tax assets and net operating loss carryforwards for which realizability is uncertain. As of December 31, 2012 and 2011, the Corporation had state net operating loss carryforwards of approximately $453 million and $441 million, respectively, which are available to offset future state taxable income, and expire at various dates through 2032.

The Corporation has $13.4 million of deferred tax assets resulting from other-than-temporary impairment losses on investment securities, which would be characterized as capital losses for tax purposes. If realized, the income tax benefits of these potential capital losses can only be recognized for tax purposes to the extent of capital gains generated during carryback and carryforward periods. The Corporation has the ability to generate sufficient offsetting capital gains in future periods through the execution of certain tax planning strategies, which may include the sale and leaseback of some or all of its branch and office properties.

Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of its deferred tax assets, net of the valuation allowance, as of December 31, 2012. As of December 31, 2012, the Corporation has capital loss carry forwards of approximately $1.3 million, which are only available to offset future net capital gains, and expire in 2016 if utilized.

Uncertain Tax Positions

The following summarizes the changes in unrecognized tax benefits for the years ended December 31:

	2012	2011	2010
		(in thousands)	
Balance at beginning of year	**$ 9,438**	$ 4,083	$ 4,481
Prior period tax positions	**(378)**	4,492	—
Current period tax positions	**203**	1,958	582
Settlement with taxing authority	**(7,171)**	—	—
Lapse of statute of limitations	**(639)**	(1,095)	(980)
Balance at end of year	**$ 1,453**	$ 9,438	$ 4,083

Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases generally occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position. These offsetting increases and decreases are likely to continue in the future, including over the next twelve months. While the net effect on total unrecognized tax benefits during this period cannot be reasonably estimated, approximately $120,000 is expected to reverse in 2013 due to lapsing of the statute of limitations. Decreases can also occur through the settlement of a position with the taxing authority.

The $378,000 decrease for prior period tax positions in 2012 resulted from changes in state tax regulations, which impacted the amount of positions taken in prior years that will ultimately be recognized. The Corporation settled a portion of its uncertain tax positions with the applicable state taxing authority in 2012 for approximately $7.2 million ($5.2 million including interest and penalties, and net of federal tax benefit).

Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations.

As of December 31, 2012, if recognized, all of the Corporation's unrecognized tax benefits would impact the effective tax rate. Not included in the table above is $442,000 of federal tax expense on unrecognized state tax benefits which, if recognized, would also impact the effective tax rate. Interest accrued related to unrecognized tax benefits is recorded as a component of income tax expense. Penalties, if incurred, would also be recognized in income tax expense. The Corporation recognized as a benefit approximately $84,000 and $25,000 for interest and penalties in income tax expense related to unrecognized tax positions in 2012 and 2010, respectively, as a result of reversals exceeding current period expenses. The Corporation recognized approximately $563,000 of interest and penalty expense, net of reversals, in income tax expense related to unrecognized tax positions in 2011. As of December 31, 2012 and 2011, total accrued interest and penalties related to unrecognized tax positions were approximately $442,000 and $1.4 million, respectively.

The Corporation and its subsidiaries file income tax returns in the federal jurisdiction and various states. In most cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxable authorities. With few exceptions, the Corporation is no longer subject to federal, state and local examinations by tax authorities for years before 2009.

NOTE M – EMPLOYEE BENEFIT PLANS

The following summarizes the Corporation's expense under its retirement plans for the years ended December 31:

	2012	2011	2010
		(in thousands)	
Fulton Financial Corporation 401(k) Retirement Plan	**$ 11,983**	$ 11,271	$ 11,378
Pension Plan	**1,834**	413	742
	$ 13,817	$ 11,684	$ 12,120

Fulton Financial Corporation 401(k) Retirement Plan – A defined contribution plan that includes two contribution features:

- Employer Profit Sharing – elective contributions based on a formula providing for an amount not to exceed 5% of each eligible employee's covered compensation. During an eligible employee's first five years of employment, employer contributions vest over a five-year graded vesting schedule. Employees hired after July 1, 2007 are not eligible for this contribution.

- 401(k) Contributions – eligible employees may defer a portion of their pre-tax covered compensation on an annual basis, with employer matches of up to 5% of employee contributions. Employee and employer contributions under these features are 100% vested.

Defined Benefit Pension Plan – Contributions to the Corporation's defined benefit pension plan (Pension Plan) are actuarially determined and funded annually, if necessary. Effective January 1, 2008, the Pension Plan was curtailed.

The Corporation recognizes the funded status of its Pension Plan and postretirement benefits plan on the consolidated balance sheets and recognizes the changes in that funded status through other comprehensive income. See the heading "Postretirement Benefits" below for a description of the Corporation's postretirement benefits plan.

Pension Plan

The net periodic pension cost for the Pension Plan, as determined by consulting actuaries, consisted of the following components for the years ended December 31:

	2012	2011	2010
		(in thousands)	
Service cost (1)	**$ 157**	$ 60	$ 104
Interest cost	**3,223**	3,412	3,367
Expected return on assets	**(3,230)**	(3,348)	(3,206)
Net amortization and deferral	**1,684**	289	477
Net periodic pension cost	**$ 1,834**	$ 413	$ 742

(1) Pension plan service cost for all years presented was related to administrative costs associated with the plan and not due to the accrual of additional participant benefits.

The following table summarizes the changes in the projected benefit obligation and fair value of plan assets for the plan years ended December 31:

	2012	2011
	(in thousands)	
Projected benefit obligation, December 31, 2011	**$ 77,055**	$ 63,460
Service cost	**157**	60
Interest cost	**3,223**	3,412
Benefit payments	**(2,522)**	(2,309)
Change due to change in assumptions	**6,070**	12,652
Experience (gain) loss	**49**	(220)
Projected benefit obligation, December 31, 2012	**$ 84,032**	$ 77,055
Fair value of plan assets, December 31, 2011	**$ 55,102**	$ 57,011
Actual return on assets	**2,192**	400
Benefit payments	**(2,522)**	(2,309)
Fair value of plan assets, December 31, 2012	**$ 54,772**	$ 55,102

The following table presents the funded status of the Pension Plan, included in other liabilities on the consolidated balance sheets, as of December 31:

	2012	2011
	(in thousands)	
Projected benefit obligation	**$ (84,032)**	$ (77,055)
Fair value of plan assets	**54,772**	55,102
Funded status	**$ (29,260)**	$ (21,953)

The following table summarizes the changes in the unrecognized net loss included as a component of accumulated other comprehensive loss:

	Unrecognized Net Loss	
	Gross of tax	Net of tax
	(in thousands)	
Balance as of December 31, 2010	$ 9,425	$ 6,126
Recognized as a component of 2011 periodic pension cost	(289)	(188)
Unrecognized losses arising in 2011	15,377	9,995
Balance as of December 31, 2011	**24,513**	**15,933**
Recognized as a component of 2012 periodic pension cost	**(1,684)**	**(1,095)**
Unrecognized losses arising in 2012	**7,155**	**4,652**
Balance as of December 31, 2012	**$ 29,984**	**$ 19,490**

The total amount of unrecognized net loss that will be amortized as a component of net periodic pension cost in 2013 is expected to be $2.2 million.

The following rates were used to calculate net periodic pension cost and the present value of benefit obligations as of December 31:

	2012	2011	2010
Discount rate-projected benefit obligation	**3.75%**	4.25%	5.50%
Expected long-term rate of return on plan assets	**6.00%**	6.00%	6.00%

As of December 31, 2012, 2011 and 2010, the discount rate used to calculate the present value of benefit obligations was determined using the Citigroup Average Life discount rate table, as adjusted based on the Pension Plan's expected benefit payments and rounded to the nearest 0.25%.

The 6.00% long-term rate of return on plan assets used to calculate the net periodic pension cost was based on historical returns, adjusted for expectations of long-term asset returns based on the December 31, 2012 weighted average asset allocations. The expected long-term return is considered to be appropriate based on the asset mix and the historical returns realized.

The following table presents a summary of the fair values of the Pension Plan's assets as of December 31:

	2012		2011	
	Estimated Fair Value	**% of Total Assets**	Estimated Fair Value	% of Total Assets
	(dollars in thousands)			
Equity mutual funds	**$ 7,318**		$ 9,706	
Equity common trust funds	**4,750**		6,002	
Equity securities	**12,068**	**22.0%**	15,708	28.5%
Cash and money market funds	**9,422**		8,115	
Fixed income mutual funds	**9,599**		7,983	
Corporate debt securities	**7,345**		6,813	
U.S. Government agency securities	**5,474**		5,716	
Fixed income securities and cash	**31,840**	**58.2%**	28,627	52.0%
Other alternative investment funds	**10,864**	**19.8%**	10,767	19.5%
	$ 54,772	**100.0%**	$ 55,102	100.0%

Investment allocation decisions are made by a retirement plan committee, which meets periodically. The goal of the investment allocation strategy is to match certain benefit obligations with maturities of fixed income securities. Pension Plan assets are invested with a conservative growth objective, with target asset allocations of approximately 25% in equities, 55% in fixed income securities and cash and 20% in alternative investments. Alternative investments may include managed futures, commodities, real estate investment trusts, master limited partnerships, long-short strategies with traditional stocks and bonds. All alternative investments are in the form of mutual funds, not individual contracts, to enable daily liquidity.

The fair values for all assets held by the Pension Plan, excluding equity common trust funds, are based on quoted prices for identical instruments and would be categorized as Level 1 assets under FASB ASC Topic 810. Equity common trust funds would be categorized as Level 2 assets under FASB ASC Topic 810.

Estimated future benefit payments are as follows (in thousands):

Year	
2013	$ 2,489
2014	2,584
2015	2,830
2016	3,078
2017	3,408
2018 – 2022	20,944
	$ 35,333

Postretirement Benefits

The Corporation currently provides medical benefits and life insurance benefits under a postretirement benefits plan (Postretirement Plan) to certain retired full-time employees who were employees of the Corporation prior to January 1, 1998. Certain full-time employees may become eligible for these discretionary benefits if they reach retirement age while working for the Corporation. Early retirees receive no benefits for the time between their retirement date to the date they attain age 65. Benefits are based on a graduated scale for years of service after attaining the age of 40.

The components of the expense for postretirement benefits other than pensions are as follows:

	2012	2011	2010
		(in thousands)	
Service cost	**$ 211**	$ 201	$ 190
Interest cost	**346**	428	441
Expected return on plan assets	**(2)**	(3)	(3)
Net amortization and deferral	**(363)**	(363)	(363)
Net postretirement benefit cost	**$ 192**	$ 263	$ 265

The following table summarizes the changes in the accumulated postretirement benefit obligation and fair value of plan assets for the years ended December 31:

	2012	2011
	(in thousands)	
Accumulated postretirement benefit obligation, December 31, 2011	**$ 9,651**	$ 8,345
Service cost	**211**	201
Interest cost	**346**	428
Benefit payments	**(249)**	(363)
Experience loss	**—**	(305)
Change due to change in assumptions	**(687)**	1,345
Accumulated postretirement benefit obligation, December 31, 2012	**$ 9,272**	$ 9,651
Fair value of plan assets, December 31, 2011	**$ 75**	$ 105
Employer contributions	**219**	333
Benefit payments	**(249)**	(363)
Fair value of plan assets, December 31, 2012	**$ 45**	$ 75

The funded status of the Postretirement Plan, included in other liabilities on the consolidated balance sheets as of December 31, 2012 and 2011 was as follows:

	2012	2011
	(in thousands)	
Accumulated postretirement benefit obligation	**$ (9,272)**	$ (9,651)
Fair value of plan assets	**45**	75
Funded status	**$ (9,227)**	$ (9,576)

The following table summarizes the changes in items recognized as a component of accumulated other comprehensive loss:

	Gross of tax			
	Unrecognized Prior Service Cost	Unrecognized Net Loss (Gain)	Total	Net of tax
	(in thousands)			
Balance as of December 31, 2010	$ (2,573)	$ (60)	$ (2,633)	$ (1,712)
Recognized as a component of 2011 postretirement benefit cost	363	—	363	236
Unrecognized losses arising in 2011	—	1,042	1,042	677
Balance as of December 31, 2011	**$ (2,210)**	**$ 982**	**$ (1,228)**	**$ (799)**
Recognized as a component of 2012 postretirement benefit cost	**363**	**—**	**363**	**236**
Unrecognized gains arising in 2012	**—**	**(685)**	**(685)**	**(445)**
Balance as of December 31, 2012	**$ (1,847)**	**$ 297**	**$ (1,550)**	**$ (1,008)**

The total amount of unrecognized prior service cost that will be recognized as a reduction to net periodic postretirement cost in 2013 is expected to be $363,000.

For measuring the postretirement benefit obligation, the annual increase in the per capita cost of health care benefits was assumed to be 7.5% in year one, declining to an ultimate rate of 5.5% by year four. This health care cost trend rate has a significant impact on the amounts reported. Assuming a 1.0% increase in the health care cost trend rate above the assumed annual increase, the accumulated postretirement benefit obligation would increase by approximately $1.2 million and the current period expense would increase by approximately $89,000. Conversely, a 1.0% decrease in the health care cost trend rate would decrease the accumulated postretirement benefit obligation by approximately $953,000 and the current period expense by approximately $71,000.

The following rates were used to calculate net periodic postretirement benefit cost and the present value of benefit obligations as of December 31:

	2012	2011	2010
Discount rate-projected benefit obligation	**3.75%**	4.25%	5.50%
Expected long-term rate of return on plan assets	**3.00%**	3.00%	3.00%

As of December 31, 2012 and 2011, the discount rate used to calculate the accumulated postretirement benefit obligation was determined using the Citigroup Average Life discount rate table, as adjusted based on the Postretirement Plan's expected benefit payments and rounded to the nearest 0.25%.

Estimated future benefit payments are as follows (in thousands):

Year	
2013	$ 446
2014	440
2015	457
2016	473
2017	478
2018 – 2022	2,539
	$ 4,833

NOTE N – SHAREHOLDERS' EQUITY

Effective March 31, 2012, the Corporation adopted ASC Update 2011-05, "Presentation of Other Comprehensive Income." As a result, the Corporation has presented a consolidated statement of comprehensive income and details related to the change in accumulated other comprehensive income, as shown in the tables below.

Accumulated Other Comprehensive Income

The following table presents changes in other comprehensive income for the years ended December 31:

	Before-Tax Amount	Tax Effect	Net of Tax Amount
		(in thousands)	
2012:			
Unrealized gain (loss) on securities	$ 2,414	$ (845)	$ 1,569
Reclassification adjustment for securities (gains) losses included in net income	(3,026)	1,059	(1,967)
Non-credit related unrealized gain (loss) on other-than-temporarily impaired debt securities	2,046	(716)	1,330
Unrealized gain on derivative financial instruments	209	(73)	136
Unrecognized pension and postretirement (cost) income	(6,470)	2,263	(4,207)
Amortization (accretion) of net unrecognized pension and postretirement income (cost)	1,321	(462)	859
Total Other Comprehensive Income (Loss)	$ (3,506)	$ 1,226	$ (2,280)
2011:			
Unrealized gain (loss) on securities	$ 13,489	$ (4,721)	$ 8,768
Reclassification adjustment for securities (gains) losses included in net income	(4,560)	1,596	(2,964)
Non-credit related unrealized gain (loss) on other-than-temporarily impaired debt securities	369	(129)	240
Unrealized gain on derivative financial instruments	209	(73)	136
Unrecognized pension and postretirement (cost) income	(16,418)	5,746	(10,672)
Amortization (accretion) of net unrecognized pension and postretirement income (cost)	(74)	26	(48)
Total Other Comprehensive Income (Loss)	$ (6,985)	$ 2,445	$ (4,540)
2010:			
Unrealized gain (loss) on securities	$ 6,145	$ (2,151)	$ 3,994
Reclassification adjustment for securities (gains) losses included in net income	(700)	245	(455)
Non-credit related unrealized gain (loss) on other-than-temporarily impaired debt securities	(255)	89	(166)
Unrealized gain on derivative financial instruments	209	(73)	136
Unrecognized pension and postretirement (cost) income	2,237	(783)	1,454
Amortization (accretion) of net unrecognized pension and postretirement income (cost)	114	(40)	74
Total Other Comprehensive Income (Loss)	$ 7,750	$ (2,713)	$ 5,037

The following table presents changes in each component of accumulated other comprehensive income, net of tax, for the for the years ended December 31:

	Unrealized Gain (Losses) on Investment Securities Not Other-Than-Temporarily Impaired	Unrealized Non-Credit Gains (Losses) on Other-Than-Temporarily Impaired Debt Securities	Unrecognized Pension and Postretirement Plan Income (Cost)	Unrealized Effective Portions of Losses on Forward-Starting Interest Rate Swaps	Total
			(in thousands)		
Balance at December 31, 2009	$ 24,975	$ (8,349)	$ (5,942)	$ (3,226)	$ 7,458
Current-period other comprehensive income (loss)	(2,621)	5,994	1,528	136	5,037
Balance at December 31, 2010	$ 22,354	$ (2,355)	$ (4,414)	$ (3,090)	$ 12,495
Current-period other comprehensive income (loss)	4,700	1,344	(10,720)	136	(4,540)
Balance at December 31, 2011	**$ 27,054**	**$ (1,011)**	**$ (15,134)**	**$ (2,954)**	**$ 7,955**
Current-period other comprehensive income (loss)	**(692)**	**1,624**	**(3,348)**	**136**	**(2,280)**
Balance at December 31, 2012	**$ 26,362**	**$ 613**	**$ (18,482)**	**$ (2,818)**	**$ 5,675**

Common Stock Repurchase Plans

In June 2012, the Corporation's board of directors approved a share repurchase program for the repurchase of up to five million shares of common stock. The program expired on December 31, 2012. Approximately 2.1 million shares were repurchased during the year ended December 31, 2012 under this program.

In January 2013, the Corporation's board of directors approved a share repurchase program for the repurchase of up to eight million shares, or approximately 4.0% of its outstanding common shares, through June 30, 2013. Repurchased shares will be added to treasury stock, at cost, and will be used for general corporate purposes. As permitted by securities laws and other legal requirements and subject to market conditions and other factors, purchases may be made from time to time in the open market at prevailing prices. The program may be discontinued at any time.

Series A Preferred Stock, Common Stock Warrant and Common Stock Issuance

In connection with the Emergency Economic Stabilization Act of 2008 (EESA), the U.S. Treasury Department (UST) initiated a Capital Purchase Program (CPP) which allowed for qualifying financial institutions to issue preferred stock to the UST, subject to certain limitations and terms. The CPP was developed to attract broad participation by strong financial institutions, to stabilize the financial system and to increase lending to benefit the national economy and citizens of the U.S.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the UST pursuant to which the Corporation sold to the UST, for an aggregate purchase price of $376.5 million, 376,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (preferred stock), par value $1,000 per share, and a warrant to purchase up to 5.5 million shares of common stock, par value $2.50 per share. The preferred stock carried a dividend rate of 5.00%.

On May 5, 2010, the Corporation issued 21.8 million shares of its common stock, in an underwritten public offering, for net proceeds of $226.3 million, net of underwriting discounts and commissions. On July 14, 2010 the Corporation redeemed all 376,500 outstanding shares of its preferred stock with a total payment to the UST of $379.6 million, consisting of $376.5 million of principal and $3.1 million of dividends. The preferred stock had a carrying value of $371.0 million on the redemption date. Upon redemption, the remaining $5.5 million preferred stock discount was recorded as a reduction to net income available to common shareholders.

On September 8, 2010, the Corporation repurchased the outstanding common stock warrant for the purchase of 5.5 million shares of its common stock for $10.8 million, completing the Corporation's participation in the UST's CPP. Upon repurchase, the common stock warrant had a carrying value of $7.6 million. The repurchase price of $10.8 million was recorded as a reduction to additional paid-in capital on the statement of shareholders' equity and comprehensive income.

NOTE O – STOCK-BASED COMPENSATION PLANS

Stock-based Compensation Plans

The following table presents compensation expense and related tax benefits for equity awards recognized in the consolidated statements of income:

	2012	2011	2010
		(in thousands)	
Compensation expense	**$ 4,834**	$ 4,249	$ 1,996
Tax benefit	**(1,253)**	(1,192)	(456)
Stock-based compensation, net of tax	**$ 3,581**	$ 3,057	$ 1,540

The tax benefit shown in the preceding table is less than the benefit that would be calculated using the Corporation's 35% statutory federal tax rate. Tax benefits are only recognized over the vesting period for awards that ordinarily will generate a tax deduction when exercised, in the case of non-qualified stock options, or upon vesting, in the case of restricted stock. The Corporation granted 15,000 and 1,000 non-qualified stock options in 2012 and 2011, respectively. The Corporation did not grant any non-qualified stock options in 2010.

The following table presents compensation expense and related tax benefits for restricted stock awards recognized in the consolidated statements of income, and included as a component of total stock-based compensation within the preceding table:

	2012	2011	2010
		(in thousands)	
Compensation expense	**$ 3,506**	$ 3,194	$ 1,172
Tax benefit	**(1,227)**	(1,119)	(412)
Restricted stock compensation, net of tax	**$ 2,279**	$ 2,075	$ 760

The following table provides information about stock option activity for the year ended December 31, 2012:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2011	6,382,158	$ 13.27		
Granted	470,528	10.48		
Exercised	(141,305)	6.98		
Forfeited	(292,493)	13.16		
Expired	(342,767)	12.98		
Outstanding as of December 31, 2012	6,076,121	$ 13.17	4.4 years	$ 1.7
Exercisable as of December 31, 2012	5,051,953	$ 13.72	3.6 years	$ 1.7

The following table provides information about nonvested stock options and restricted stock granted under the Employee Option Plan and Directors' Plan for the year ended December 31, 2012:

	Nonvested Stock Options		Restricted Stock	
	Options	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2011	1,088,116	$ 1.86	809,887	$ 8.90
Granted	470,528	2.22	402,114	10.40
Vested	(497,467)	1.77	(231,789)	6.08
Forfeited	(37,009)	1.81	(8,759)	9.20
Nonvested as of December 31, 2012	1,024,168	$ 2.07	971,453	$ 10.20

As of December 31, 2012, there was $3.9 million of total unrecognized compensation cost related to nonvested stock options and restricted stock that will be recognized as compensation expense over a weighted average period of two years. As of December 31, 2012, the Employee Option Plan had 11.8 million shares reserved for future grants through 2013 and the Directors' Plan had 469,000 shares reserved for future grants through 2021.

The following table presents information about options exercised:

	2012	2011	2010
	(dollars in thousands)		
Number of options exercised	141,305	261,272	162,151
Total intrinsic value of options exercised	$ 402	$ 763	$ 600
Cash received from options exercised	$ 987	$ 1,855	$ 962
Tax deduction realized from options exercised	$ 322	$ 652	$ 466

Upon exercise, the Corporation issues shares from its authorized, but unissued, common stock to satisfy the options.

The fair value of option awards under the Employee Option Plan was estimated on the date of grant using the Black-Scholes valuation methodology, which is dependent upon certain assumptions, as summarized in the following table:

	2012	2011	2010
Risk-free interest rate	1.68%	2.35%	2.23%
Volatility of Corporation's stock	26.60%	22.80%	20.40%
Expected dividend yield	2.54%	2.41%	2.49%
Expected life of options	7 Years	6 Years	6 Years

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Volatility of the Corporation's stock was based on historical volatility for the period commensurate with the expected life of the options. The risk-free interest rate is the zero-coupon U.S. Treasury rate commensurate with the expected life of the options on the date of the grant.

Based on the assumptions above, the Corporation calculated an estimated fair value per option of $2.22, $2.10 and $1.57 for options granted in 2012, 2011 and 2010, respectively. The Corporation granted 470,528 options in 2012, 616,686 options in 2011 and 577,992 options in 2010.

Under the ESPP, eligible employees can purchase stock of the Corporation at 85% of the fair market value of the stock on the date of purchase. The ESPP is considered to be a compensatory plan and, as such, compensation expense is recognized for the 15% discount on shares purchased.

The following table summarizes activity under the ESPP:

	2012	2011	2010
ESPP shares purchased	165,456	164,610	184,092
Average purchase price per share (85% of market value)	$ 8.35	$ 8.39	$ 7.93
Compensation expense recognized (in thousands)	$ 244	$ 244	$ 258

NOTE P – LEASES

Certain branch offices and equipment are leased under agreements that expire at varying dates through 2035. Most leases contain renewal provisions at the Corporation's option. Total rental expense was approximately $19.4 million in 2012, $18.6 million in 2011 and $18.2 million in 2010.

Future minimum payments as of December 31, 2012 under non-cancelable operating leases with initial terms exceeding one year are as follows (in thousands):

Year		
2013	$	15,727
2014		13,980
2015		13,061
2016		11,694
2017		10,478
Thereafter		61,104
	$	126,044

NOTE Q – COMMITMENTS AND CONTINGENCIES

Commitments

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties. The Corporation records a reserve for unfunded commitments, included in other liabilities on the consolidated balance sheets, which represents management's estimate of losses inherent in these commitments. See Note D, "Loans and Allowance for Credit Losses," for additional information.

Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation underwrites these obligations using the same criteria as its commercial lending underwriting. The Corporation's maximum exposure to loss for standby letters of credit is equal to the contractual (or notional) amount of the instruments.

The following table presents the Corporation's commitments to extend credit and letters of credit:

	2012	2011
	(in thousands)	
Commercial mortgage and construction	**$ 335,830**	$ 275,308
Home equity	**964,145**	1,019,470
Commercial and other	**2,711,766**	2,508,754
Total commitments to extend credit	**$ 4,011,741**	$ 3,803,532
Standby letters of credit	**$ 425,095**	$ 444,019
Commercial letters of credit	**26,191**	31,557
Total letters of credit	**$ 451,286**	$ 475,576

Residential Lending

Residential mortgages are originated and sold by the Corporation through Fulton Mortgage Company, which operates as a division of each of the Corporation's subsidiary banks. Residential mortgage loans sold are primarily conforming, prime loans sold to government sponsored agencies such as the Federal National Mortgage Association (Fannie Mae).

The Corporation provides customary representations and warranties to investors that specify, among other things, that the loans have been underwritten to the standards established by the investor. The Corporation may be required to repurchase a loan or reimburse the investor for a credit loss incurred on a loan if it is determined that the representations and warranties have not been met. This generally results from an underwriting or documentation deficiency. As of December 31, 2012 and 2011, total outstanding repurchase requests totaled approximately $4.5 million and $2.7 million, respectively.

From 2000 to 2011, the Corporation sold loans to the FHLB under its Mortgage Partnership Finance Program (MPF Program). No loans were sold under this program in 2012. The Corporation provided a "credit enhancement" for residential mortgage loans sold under the MPF Program whereby it would assume credit losses in excess of a defined "First Loss Account" (FLA) balance, up to specified amounts. The FLA is funded by the FHLB based on a percentage of the outstanding principal balance of loans sold. As of December 31, 2012, the unpaid principal balance of loans sold under the MPF Program was approximately $229 million. During 2012, credit losses under the MPF Program were projected to exceed the FLA and, as a result, the Corporation recorded $3.0 million in reserves for expected credit losses related to loans sold under the MPF Program. Reserves are calculated based on delinquency status and estimated loss rates established through the Corporation's existing allowance for loan loss methodology.

As of December 31, 2012 and 2011, the reserve for losses on residential mortgage loans sold was $6.0 million and $1.6 million, respectively, including both reserves for credit losses under the MPF Program and reserves for representation and warranty exposures. Total charges associated with previously sold loans, included within operating risk loss on the consolidated statements of income, were $4.9 million in 2012, compared to credits of $1.1 million in 2011. Management believes that the reserves recorded as of December 31, 2012 are adequate. However, declines in collateral values, the identification of additional loans to be repurchased, or a deterioration in the credit quality of loans sold under the MPF Program could necessitate additional reserves in the future.

Other Contingencies

The Corporation and its subsidiaries are involved in various legal proceedings in the ordinary course of business. The Corporation periodically evaluates the possible impact of pending litigation based on, among other factors, the advice of counsel, available insurance coverage and recorded liabilities and reserves for probable legal liabilities and costs. As of the date of this report, the Corporation believes that any liabilities, individually or in the aggregate, which may result from the final outcomes of pending proceedings are not expected to have a material adverse effect on the financial position, the operating results and/or the liquidity of the Corporation. However, litigation is often unpredictable, and the actual results of litigation cannot be determined with certainty.

NOTE R – FAIR VALUE MEASUREMENTS

As required by FASB ASC Topic 820, all assets and liabilities required to be measured at fair value both on a recurring and non-recurring basis have been categorized based on the method of their fair value determination.

Following is a summary of the Corporation's assets and liabilities measured at fair value on a recurring basis and reported on the consolidated balance sheets at December 31:

	2012			
	Level 1	**Level 2**	**Level 3**	**Total**
		(in thousands)		
Mortgage loans held for sale	**$ —**	**$ 67,899**	**$ —**	**$ 67,899**
Available for sale investment securities:				
Equity securities	**50,873**	**—**	**—**	**50,873**
U.S. Government securities	**—**	**325**	**—**	**325**
U.S. Government sponsored agency securities	**—**	**2,397**	**—**	**2,397**
State and municipal securities	**—**	**315,519**	**—**	**315,519**
Corporate debt securities	**—**	**102,555**	**10,287**	**112,842**
Collateralized mortgage obligations	**—**	**1,211,119**	**—**	**1,211,119**
Mortgage-backed securities	**—**	**879,621**	**—**	**879,621**
Auction rate securities	**—**	**—**	**149,339**	**149,339**
Total available for sale investment securities	**50,873**	**2,511,536**	**159,626**	**2,722,035**
Other assets	**15,259**	**14,710**	**—**	**29,969**
Total assets	**$ 66,132**	**$ 2,594,145**	**$ 159,626**	**$ 2,819,903**
Other liabilities	**$ 15,524**	**$ 8,161**	**$ —**	**$ 23,685**

	2011			
	Level 1	Level 2	Level 3	Total
		(in thousands)		
Mortgage loans held for sale	$ —	$ 47,009	$ —	$ 47,009
Available for sale investment securities:				
Equity securities	34,586	—	—	34,586
U.S. Government securities	—	334	—	334
U.S. Government sponsored agency securities	—	4,073	—	4,073
State and municipal securities	—	322,018	—	322,018
Corporate debt securities	—	114,017	9,289	123,306
Collateralized mortgage obligations	—	1,001,209	—	1,001,209
Mortgage-backed securities	—	880,097	—	880,097
Auction rate securities	—	—	225,211	225,211
Total available for sale investment securities	34,586	2,321,748	234,500	2,590,834
Other assets	13,130	3,901	—	17,031
Total assets	$ 47,716	$ 2,372,658	$ 234,500	$ 2,654,874
Other liabilities	$ 13,130	$ 2,734	$ —	$ 15,864

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Mortgage loans held for sale – This category consists of mortgage loans held for sale that the Corporation has elected to measure at fair value. Fair values as of December 31, 2012 and December 31, 2011 were measured as the price that secondary market investors were offering for loans with similar characteristics. See Note A, "Summary of Significant Accounting Policies" for details related to the Corporation's election to measure assets and liabilities at fair value.
- Available for sale investment securities – Included within this asset category are both equity and debt securities. Level 2 available for sale debt securities are valued by a third-party pricing service commonly used in the banking industry.

The pricing service uses evaluated pricing models that vary based on asset class and incorporate available market information including quoted prices of investments securities with similar characteristics. Because many fixed income securities do not trade on a daily basis, evaluated pricing models use available information, as applicable, through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing.

Standard market inputs include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. For certain security types, additional inputs may be used, or some of the standard market inputs may not be applicable.

Management tests the values provided by the pricing service by obtaining securities prices from an alternative third party source and comparing the results. This test is done for approximately 80% of the securities valued by the pricing service. Generally, differences by security in excess of 5% are researched to reconcile the difference.

- Equity securities – Equity securities consist of stocks of financial institutions ($44.2 million at December 31, 2012 and $27.9 million at December 31, 2011) and other equity investments ($6.7 million at December 31, 2012 and 2011). These Level 1 investments are measured at fair value based on quoted prices for identical securities in active markets. Restricted equity securities issued by the FHLB and Federal Reserve Bank ($71.7 million at December 31, 2012 and $82.5 million at December 31, 2011) have been excluded from the preceding tables.

- U.S. Government securities/U.S. Government sponsored agency securities/State and municipal securities/ Collateralized mortgage obligations/Mortgage-backed securities – These debt securities are classified as Level 2 investments. Fair values are determined by a third-party pricing service, as detailed above.

- Corporate debt securities – This category consists of subordinated debt issued by financial institutions ($51.7 million at December 31, 2012 and $41.3 million at December 31, 2011), single-issuer trust preferred securities issued by financial institutions ($51.7 million at December 31, 2012 and $74.4 million at December 31, 2011), pooled trust preferred securities issued by financial institutions ($6.9 million at December 31, 2012 and $5.1 million at December 31, 2011) and other corporate debt issued by non-financial institutions ($2.5 million at December 31, 2012 and 2011).

  Classified as Level 2 investments are the subordinated debt, other corporate debt issued by non-financial institutions and $48.3 million and $70.2 million of single-issuer trust preferred securities held at December 31, 2012 and December 31, 2011, respectively. These corporate debt securities are measured at fair value by a third-party pricing service, as detailed above.

  Classified as Level 3 investments are the Corporation's investments in pooled trust preferred securities and certain single-issuer trust preferred securities ($3.4 million at December 31, 2012 and $4.2 million at December 31, 2011). The fair values of these securities were determined based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models which were not indicative prices or binding offers. The Corporation's third-party pricing service cannot derive fair values for these securities primarily due to inactive markets for similar investments. Level 3 values are tested by management primarily through trend analysis, by comparing current values to those reported at the end of the preceding calendar quarter, and determining if they are reasonable based on price and spread movements for this asset class.

- Auction rate securities – Due to their illiquidity, ARCs are classified as Level 3 investments and are valued through the use of an expected cash flows model prepared by a third-party valuation expert. The assumptions used in preparing the expected cash flows model include estimates for coupon rates, time to maturity and market rates of return. The most significant unobservable input to the expected cash flows model is an assumed return to market liquidity sometime within the next five years. If the assumed return to market liquidity was lengthened beyond the next five years, this would result in a decrease in the fair value of these ARCs. Expected cash flows models performed prior to June 2012 assumed a return to market liquidity sometime within the next three years. Based on this historical experience, the Corporation elected to increase the expected term as of June 30, 2012. The three year expected term was based on the Corporation's assumption that market liquidity would resume, in some form, within a relatively short period of time. Although there has been a material reduction in the Corporation's outstanding ARCs, a more protracted period of sporadic trust refinancing and periodic tenders of bonds is expected. The Corporation believes that the trusts underlying the ARCs will self-liquidate as student loans are paid down.

- Other assets – Included within this asset category are the following:

    - Level 1 assets, consisting of mutual funds that are held in trust for employee deferred compensation plans ($14.1 million at December 31, 2012 and $13.1 million at December 31, 2011) and the fair value of foreign currency exchange contracts ($1.2 million at December 31, 2012 and $2.2 million at December 31, 2011).

      The mutual funds and foreign exchange prices used to measure these items at fair value are based on quoted prices for identical instruments in active markets.

    - Level 2 assets, representing the fair value of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors ($7.6 million at December 31, 2012 and $3.9 million at December 31, 2011) and the fair value of interest rate swaps with customers ($7.1 million at December 31, 2012 and $2.7 million at December 31, 2011).

      The fair values of the Corporation's interest rate locks, forward commitments and interest rate swaps represent the amounts that would be required to settle the derivative financial instruments at the balance sheet date.

      See Note J, "Derivative Financial Instruments," for additional information.

- Other liabilities – Included within this category are the following:

    - Level 1 employee deferred compensation liabilities which represent amounts due to employees under deferred compensation plans ($14.1 million at December 31, 2012 and $13.1 million at December 31, 2011) and the fair value of foreign currency exchange contracts ($1.4 million at December 31, 2012 and $2.6 million at December 31, 2011). The fair values of these liabilities are based on the fair values of the related assets, which are described under the heading, "Other assets" above.

    - Level 2 liabilities, representing the fair value of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors ($1.1 million at December 31, 2012 and $2.7 million at December 31, 2011) and the fair value of interest rate swaps with counterparties ($7.1 million at December 31, 2012 and $2.7 million at December 31, 2011). The fair values of these liabilities are based on the fair values of the related assets, which are described under the heading, "Other liabilities" above.

The following tables present the changes in the Corporation's available for sale investment securities measured at fair value on a recurring basis using unobservable inputs (Level 3) for the years ended December 31:

	2012		
	Pooled Trust Preferred Securities	**Single-issuer Trust Preferred Securities**	**Auction Rate Securities (ARCs)**
		(in thousands)	
Balance, December 31, 2011	$ 5,109	$ 4,180	$ 225,211
Realized adjustments to fair value (1)	(19)	19	(434)
Unrealized adjustments to fair value (2)	2,466	359	(8,612)
Sales	—	(956)	—
Settlements - calls	(673)	(250)	(69,068)
(Premium amortization) discount accretion (3)	44	8	2,242
Balance, December 31, 2012	$ 6,927	$ 3,360	$ 149,339

	2011		
	Pooled Trust Preferred Securities	Single-issuer Trust Preferred Securities	Auction Rate Securities (ARCs)
		(in thousands)	
Balance, December 31, 2010	$ 4,528	$ 8,583	$ 260,679
Transfer from Level 3 to Level 2 (4)	—	(800)	—
Realized adjustments to fair value (1)	(1,406)	—	(292)
Unrealized adjustments to fair value (2)	2,465	28	(4,383)
Sales (5)	—	—	—
Settlements - maturities	—	(1,650)	
Settlements - calls	(476)	(1,980)	(34,844)
(Premium amortization) discount accretion (3)	(2)	(1)	4,051
Balance, December 31, 2011	$ 5,109	$ 4,180	$ 225,211

(1) For pooled trust preferred securities and ARCs, realized adjustments to fair value represent credit related other-than-temporary impairment charges that were recorded as a reduction to investment securities gains on the consolidated statements of income.
(2) Pooled trust preferred securities, single-issuer trust preferred securities and ARCs are classified as available for sale investment securities; as such, the unrealized adjustment to fair value was recorded as an unrealized holding gain (loss) and included as a component of available for sale investment securities on the consolidated balance sheet.
(3) Included as a component of net interest income on the consolidated statements of income.
(4) During the year ended December 31, 2011, one single-issuer trust preferred security with a fair value of $800,000 as of December 31, 2011 was reclassified as a Level 2 asset. As of December 31, 2011, the fair value of this security was measured by a third-party pricing service using both quoted prices for similar assets and model-based valuation techniques that derived fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. As of December 31, 2010, the fair value of this security was determined based on quotes provided by third-party brokers who determined its fair value based predominantly on an internal valuation model.
(5) During the year ended December 31, 2011, the Corporation sold one pooled trust preferred security with a par value of $6.4 million and a book value of zero for no gain or loss. This security had a book value of zero as a result of prior year other-than-temporary impairment charges.

Certain financial assets are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, such as upon their acquisition or when there is evidence of impairment. The following tables present the Corporation's financial assets measured at fair value on a nonrecurring basis and reported on the Corporation's consolidated balance sheets at December 31:

	2012			
	Level 1	**Level 2**	**Level 3**	**Total**
		(in thousands)		
Net loans	$ —	$ —	$ **191,165**	$ **191,165**
Other financial assets	—	—	**62,203**	**62,203**
Total assets	$ —	$ —	$ **253,368**	$ **253,368**

	2011			
	Level 1	Level 2	Level 3	Total
		(in thousands)		
Net loans	—	—	216,812	216,812
Other financial assets	—	—	63,919	63,919
Total assets	$ —	$ —	$ 280,731	$ 280,731

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Net loans -- This category consists of loans that were evaluated for impairment under FASB ASC Section 310-10-35 and have been classified as Level 3 assets. The amount shown is the balance of impaired loans, net of the related allowance for loan losses. See Note D, "Loans and Allowance for Credit Losses," for additional details.
- Other assets - This category includes OREO ($26.1 million at December 31, 2012 and $30.8 million at December 31, 2011) and MSRs net of the MSR valuation allowance ($36.1 million at December 31, 2012 and $33.1 million at December 31, 2011), both classified as Level 3 assets.

Fair values for OREO were based on estimated selling prices less estimated selling costs for similar assets in active markets.

MSRs are initially recorded at fair value upon the sale of residential mortgage loans to secondary market investors. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans. MSRs are stratified and evaluated for impairment by comparing each stratum's carrying amount to its estimated fair value. Fair values are determined at the end of each quarter through a discounted cash flows valuation. Significant inputs to the valuations include expected net servicing income, the discount rate and the expected life of the underlying loans. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections for mortgage-backed securities with rates and terms comparable to the loans underlying the MSRs. The annual constant prepayment rates used in the December 31, 2012 discounted cash flows valuation ranged from 10.7% to 16.6%, and were based on the weighted average remaining term of the loans in each stratum.

As required by FASB ASC Section 825-10-50, the following table details the book values and the estimated fair values of the Corporation's financial instruments as of December 31, 2012 and 2011. In addition, a general description of the methods and assumptions used to estimate such fair values is also provided.

Fair values of financial instruments are significantly affected by assumptions used, principally the timing of future cash flows and discount rates. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. The aggregate fair value amounts presented do not necessarily represent management's estimate of the underlying value of the Corporation.

	2012		2011	
	Book Value	**Estimated Fair Value**	Book Value	Estimated Fair Value
	(in thousands)			
FINANCIAL ASSETS				
Cash and due from banks	**$ 256,300**	**$ 256,300**	$ 292,598	$ 292,598
Interest-bearing deposits with other banks	**173,257**	**173,257**	175,336	175,336
Loans held for sale (1)	**67,899**	**67,899**	47,009	47,009
Securities held to maturity	**292**	**319**	6,669	6,699
Securities available for sale (1)	**2,793,725**	**2,793,725**	2,673,298	2,673,298
Loans, net of unearned income (1)	**12,144,604**	**12,127,309**	11,968,970	11,992,586
Accrued interest receivable	**45,786**	**45,786**	51,098	51,098
Other financial assets (1)	**198,504**	**198,504**	315,952	315,952
FINANCIAL LIABILITIES				
Demand and savings deposits	**$ 9,089,753**	**$ 9,089,753**	$ 8,511,789	$ 8,511,789
Time deposits	**3,383,338**	**3,413,060**	4,013,950	4,056,247
Short-term borrowings	**868,399**	**868,399**	597,033	597,033
Accrued interest payable	**19,330**	**19,330**	25,686	25,686
Other financial liabilities (1)	**65,024**	**65,024**	69,816	69,816
FHLB advances and long-term debt	**894,253**	**853,547**	1,040,149	982,010

(1) Description of fair value determinations for these financial instruments, or certain financial instruments within these categories, measured at fair value on the Corporation's consolidated balance sheets, are disclosed above.

For short-term financial instruments defined as those with remaining maturities of 90 days or less, excluding those recorded at fair value on the Corporation's consolidated balance sheets, the book value was considered to be a reasonable estimate of fair value.

The following instruments are predominantly short-term:

Assets	**Liabilities**
Cash and due from banks	Demand and savings deposits
Interest bearing deposits	Short-term borrowings
Accrued interest receivable	Accrued interest payable

The estimated fair values of securities held to maturity as of December 31, 2012 and December 31, 2011 were generally based on valuations performed by a third-party pricing service commonly used in the banking industry. Management tests the values provided by the pricing service by obtaining securities prices from an alternative third party source and comparing the results. The estimated fair value of these securities would be categorized as Level 2 assets under FASB Topic 820.

Estimated fair values for loans and time deposits were estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities. Fair values estimated in this manner do not fully incorporate an exit price approach to fair value, as defined in FASB ASC Topic 820.

The fair value of FHLB advances and long-term debt was estimated by discounting the remaining contractual cash flows using a rate at which the Corporation could issue debt with a similar remaining maturity as of the balance sheet date. The fair values of these borrowings would be categorized as Level 2 assets under FASB Topic 820.

The fair value of commitments to extend credit and standby letters of credit are estimated to equal their carrying values.

NOTE S – CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

(in thousands)

	December 31			December 31	
	2012	2011		**2012**	2011
ASSETS			**LIABILITIES AND EQUITY**		
Cash	**$ 40**	$ 59	Long-term debt	**$ 368,172**	$ 371,999
Other assets	**11,483**	9,694	Payable to non-bank subsidiaries	**23,733**	24,144
Receivable from subsidiaries	**20,829**	18,752	Other liabilities	**59,603**	59,338
			Total Liabilities	**451,508**	455,481
Investments in:					
Bank subsidiaries	**2,111,708**	2,067,415			
Non-bank subsidiaries	**389,104**	352,100	Shareholders' equity	**2,081,656**	1,992,539
Total Assets	**$ 2,533,164**	$ 2,448,020	Total Liabilities and Shareholders' Equity	**$ 2,533,164**	$ 2,448,020

CONDENSED STATEMENTS OF INCOME

	2012	2011	2010
		(in thousands)	
Income:			
Dividends from subsidiaries	**$ 142,000**	$ 91,325	$ 63,850
Other	**88,380**	78,662	73,438
	230,380	169,987	137,288
Expenses	**124,525**	112,398	105,012
Income before income taxes and equity in undistributed net income of subsidiaries	**105,855**	57,589	32,276
Income tax benefit	**(10,847)**	(11,523)	(11,180)
	116,702	69,112	43,456
Equity in undistributed net income (loss) of:			
Bank subsidiaries	**46,350**	80,908	78,146
Non-bank subsidiaries	**(3,207)**	(4,447)	6,730
Net Income	**159,845**	145,573	128,332
Preferred stock dividends and discount accretion	—	—	(16,303)
Net Income Available to Common Shareholders	**$ 159,845**	$ 145,573	$ 112,029

CONDENSED STATEMENTS OF CASH FLOWS

	2012	2011	2010
		(in thousands)	
Cash Flows From Operating Activities:			
Net Income	$159,845	$ 145,573	$ 128,332
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	4,834	4,249	1,996
Excess tax benefits from stock-based compensation	(39)	—	—
(Increase) decrease in other assets	(6,340)	2,086	(11,389)
Equity in undistributed net income of subsidiaries	(43,143)	(76,461)	(84,876)
Increase in other liabilities and payable to non-bank subsidiaries	6,885	18,428	242,921
Total adjustments	(37,803)	(51,698)	148,652
Net cash provided by operating activities	122,042	93,875	276,984
Cash Flows From Investing Activities:			
Investments in bank subsidiaries	—	(15,000)	(86,300)
Investments in non-bank subsidiaries	(32,649)	(41,125)	—
Net cash used in investing activities	(32,649)	(56,125)	(86,300)
Cash Flows From Financing Activities:			
Repayments of long-term debt	(4,125)	(10,619)	—
Redemption of preferred stock and common stock warrant	—	—	(387,300)
Net proceeds from issuance of common stock	7,005	6,835	231,510
Excess tax benefits from stock-based compensation	39	—	—
Dividends paid	(71,972)	(33,917)	(35,003)
Acquisition of treasury stock	(20,359)	—	—
Net cash used in financing activities	(89,412)	(37,701)	(190,793)
Net (Decrease) Increase in Cash and Cash Equivalents	(19)	49	(109)
Cash and Cash Equivalents at Beginning of Year	59	10	119
Cash and Cash Equivalents at End of Year	$ 40	$ 59	$ 10

Management Report on Internal Control Over Financial Reporting

The management of Fulton Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Fulton Financial Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2012, the company's internal control over financial reporting is effective based on those criteria.

/s/ E. PHILIP WENGER

E. Philip Wenger
Chairman, Chief Executive Officer and President

/s/ CHARLES J. NUGENT

Charles J. Nugent
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fulton Financial Corporation:

We have audited the accompanying consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited Fulton Financial Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fulton Financial Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fulton Financial Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Fulton Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
Philadelphia, Pennsylvania
February 28, 2013

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)
(in thousands, except per-share data)

	Three Months Ended			
	Mar 31	Jun 30	Sep 30	Dec 31
FOR THE YEAR 2012				
Interest income	$ 166,891	$ 163,985	$ 161,060	$ 155,560
Interest expense	28,196	26,455	25,179	23,338
Net interest income	138,695	137,530	135,881	132,222
Provision for credit losses	28,000	25,500	23,000	17,500
Non-interest income	51,680	53,364	52,004	59,576
Non-interest expenses	110,711	112,143	110,043	116,609
Income before income taxes	51,664	53,251	54,842	57,689
Income tax expense	13,532	13,360	13,260	17,449
Net income	$ 38,132	$ 39,891	$ 41,582	$ 40,240
Per common share data:				
Net income (basic)	$ 0.19	$ 0.20	$ 0.21	$ 0.20
Net income (diluted)	0.19	0.20	0.21	0.20
Cash dividends	0.07	0.07	0.08	0.08
FOR THE YEAR 2011				
Interest income	$ 175,694	$ 174,935	$ 173,736	$ 169,333
Interest expense	36,131	34,290	32,243	30,874
Net interest income	139,563	140,645	141,493	138,459
Provision for credit losses	38,000	36,000	31,000	30,000
Non-interest income	45,461	45,779	48,139	48,348
Non-interest expenses	100,864	100,885	105,867	108,860
Income before income taxes	46,160	49,539	52,765	47,947
Income tax expense	12,375	13,154	13,441	11,868
Net income	$ 33,785	$ 36,385	$ 39,324	$ 36,079
Per common share data:				
Net income (basic)	$ 0.17	$ 0.18	$ 0.20	$ 0.18
Net income (diluted)	0.17	0.18	0.20	0.18
Cash dividends	0.04	0.05	0.05	0.06

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The "Management Report on Internal Control over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm" may be found in Item 8, "Financial Statements and Supplementary Data" of this document.

Changes in Internal Controls

There was no change in the Corporation's "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference herein is the information appearing under the headings "Information about Nominees, Directors and Independence Standards," "Related Person Transactions," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Conduct," "Procedure for Shareholder Nominations," and "Other Board Committees" within the Corporation's 2013 Proxy Statement. The information concerning executive officers required by this Item is provided under the caption "Executive Officers" within Item 1, Part I,"Business" in this Annual Report.

The Corporation has adopted a code of ethics (Code of Conduct) that applies to all directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer and the Corporate Controller. A copy of the Code of Conduct may be obtained free of charge by writing to the Corporate Secretary at Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604-4887, and is also available via the internet at www.fult.com.

Item 11. Executive Compensation

Incorporated by reference herein is the information appearing under the headings "Information Concerning Compensation" and "Human Resources Committee Interlocks and Insider Participation" within the Corporation's 2013 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference herein is the information appearing under the heading "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners" within the Corporation's 2013 Proxy Statement, and information appearing under the heading "Securities Authorized for Issuance under Equity Compensation Plans" within Item 5, "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities" in this Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference herein is the information appearing under the headings "Related Person Transactions" and "Information about Nominees, Directors and Independence Standards" within the Corporation's 2013 Proxy Statement, and the information appearing in "Note D - Loans and Allowance for Credit Losses," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" in this Annual Report.

Item 14. Principal Accounting Fees and Services

Incorporated by reference herein is the information appearing under the heading "Relationship With Independent Public Accountants" within the Corporation's 2013 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements — The following consolidated financial statements of Fulton Financial Corporation and subsidiaries are incorporated herein by reference in response to Item 8 above:
   - (i) Consolidated Balance Sheets - December 31, 2012 and 2011.
   - (ii) Consolidated Statements of Income - Years ended December 31, 2012, 2011 and 2010.
   - (iii) Consolidated Statements of Comprehensive Income - Years ended December 31, 2012, 2011 and 2010.
   - (iii) Consolidated Statements of Shareholders' Equity - Years ended December 31, 2012, 2011 and 2010.
   - (iv) Consolidated Statements of Cash Flows - Years ended December 31, 2012, 2011 and 2010.
   - (v) Notes to Consolidated Financial Statements
   - (vi) Report of Independent Registered Public Accounting Firm
2. Financial Statement Schedules — All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.
3. Exhibits — The following is a list of the Exhibits required by Item 601 of Regulation S-K and filed as part of this report:

3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form 8-K dated June 24, 2011.

3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

4.1 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

4.2 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

4.3 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Employment Agreement between Fulton Financial Corporation and Craig A. Roda dated August 1, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated August 5, 2011.

10.7 Employment Agreement between Fulton Financial Corporation and Philmer H. Rohrbaugh dated November 1, 2012 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated October 22, 2012.

10.8 Retention Bonus Agreement between Fulton Financial Corporation and R. Scott Smith dated September 28, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 30, 2011.

10.9 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.10 Fulton Financial Corporation 2004 Stock Option and Compensation Plan – Incorporated by reference to Exhibit 10.7 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2010.

10.11 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.12 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.13 Amended and Restated Fulton Financial Corporation Employee Stock Purchase Plan – Incorporated by reference to Exhibit A to Fulton Financial Corporation's definitive proxy statement, dated April 2, 2007.

10.14 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.15 Form of Supplemental Executive Retirement Plan – For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.16 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.17 Form of Amended and Restated Supplemental Executive Retirement Plan – For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.18 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated June 23, 2011. Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission. – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q dated August 8, 2011.

10.19 Fulton Financial Corporation Variable Compensation Plan Summary Description – Incorporated by reference to Exhibit 99.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 18, 2011.

10.20 Fulton Financial Corporation Directors' Equity Participation Plan – Incorporated by reference to Exhibit A to Fulton Financial Corporation's definitive proxy statement, dated March 24, 2011.

10.21 Form of Restricted Stock Agreement between Fulton Financial Corporation and Directors of the Corporation as of July 1, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q dated August 8, 2011.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 Interactive data file containing the following financial statements formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2012 and December 31, 2011; (ii) the Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010;(iv) the Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and, (iv) the Notes to Consolidated Financial Statements – filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULTON FINANCIAL CORPORATION
(Registrant)

Dated: February 28, 2013

By: /S/ E. PHILIP WENGER
E. Philip Wenger,
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been executed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/S/ JEFFREY G. ALBERTSON, ESQ. **Jeffrey G. Albertson, Esq.**	Director	February 28, 2013
/S/ JOE N. BALLARD **Joe N. Ballard**	Director	February 28, 2013
/S/ JOHN M. BOND, JR. **John M. Bond, Jr.**	Director	February 28, 2013
/S/ BETH ANN L. CHIVINSKI **Beth Ann L. Chivinski**	Executive Vice President and Controller (Principal Accounting Officer)	February 28, 2013
/S/ CRAIG A. DALLY **Craig A. Dally**	Director	February 28, 2013
/S/ DENISE L. DEVINE **Denise L. Devine**	Director	February 28, 2013
/S/ PATRICK J. FREER **Patrick J. Freer**	Director	February 28, 2013
/S/ RUFUS A. FULTON, JR. **Rufus A. Fulton, Jr.**	Director	February 28, 2013
/S/ GEORGE W. HODGES **George W. Hodges**	Director	February 28, 2013
/S/ DONALD W. LESHER, JR. **Donald W. Lesher, Jr.**	Director	February 28, 2013
/S/ ALBERT MORRISON **Albert Morrison, III**	Director	February 28, 2013

Signature	Capacity	Date
/S/ CHARLES J. NUGENT **Charles J. Nugent**	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2013
 R. Scott Smith, Jr.	Director	February 28, 2013
/S/ GARY A. STEWART **Gary A. Stewart**	Director	February 28, 2013
/S/ ERNEST J. WATERS **Ernest J. Waters**	Director	February 28, 2013
/S/ E. PHILIP WENGER **E. Philip Wenger**	Chairman, Chief Executive Officer and President (Principal Executive Officer)	February 28, 2013

EXHIBIT INDEX

Exhibits Required Pursuant to Item 601 of Regulation S-K

3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form 8-K dated June 24, 2011.

3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

4.1 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

4.2 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

4.3 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Employment Agreement between Fulton Financial Corporation and Craig A. Roda dated August 1, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated August 5, 2011.

10.7 Employment Agreement between Fulton Financial Corporation and Philmer H. Rohrbaugh dated November 1, 2012 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated October 22, 2012.

10.8 Retention Bonus Agreement between Fulton Financial Corporation and R. Scott Smith dated September 28, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 30, 2011.

10.9 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.10 Fulton Financial Corporation 2004 Stock Option and Compensation Plan – Incorporated by reference to Exhibit 10.7 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2010.

10.11 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.12 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.13 Amended and Restated Fulton Financial Corporation Employee Stock Purchase Plan – Incorporated by reference to Exhibit A to Fulton Financial Corporation's definitive proxy statement, dated April 2, 2007.

10.14 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.15 Form of Supplemental Executive Retirement Plan – For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.16 Form of Amended and Restated Supplemental Executive Retirement Plan – For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.17 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.18 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated June 23, 2011. Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission. – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q dated August 8, 2011.

10.19 Fulton Financial Corporation Variable Compensation Plan Summary Description – Incorporated by reference to Exhibit 99.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 18, 2011.

10.20 Fulton Financial Corporation Directors' Equity Participation Plan – Incorporated by reference to Exhibit A to Fulton Financial Corporation's definitive proxy statement, March 24, 2011.

10.21 Form of Restricted Stock Agreement between Fulton Financial Corporation and Directors of the Corporation as of July 1, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q dated August 8, 2011.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 Interactive data file containing the following financial statements formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2012 and December 31, 2011; (ii) the Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010; (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010;(iv) the Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and, (iv) the Notes to Consolidated Financial Statements – filed herewith.

Exhibit 21 - Subsidiaries of the Registrant

The following are the subsidiaries of Fulton Financial Corporation:

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Fulton Bank, N.A. One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	United States of America	Fulton Bank
Swineford National Bank 1255 North Susquehanna Trail P.O Box 241 Hummels Wharf, Pennsylvania 17831	United States of America	Swineford National Bank
Lafayette Ambassador Bank 2005 City Line Road Bethlehem, Pennsylvania 18017	Pennsylvania	Lafayette Ambassador Bank
Fulton Financial Realty Company One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Financial Realty Company
Fulton Reinsurance Company, LTD One Beatrice Butterfield Building Butterfield Square, Providenciales Turks & Caicos Islands, BWI	Turks & Caicos Islands	Fulton Reinsurance Company, LTD
FNB Bank, N.A. 354 Mill Street P.O. Box 279 Danville, Pennsylvania 17821	United States of America	FNB Bank, N.A.
Central Pennsylvania Financial Corp. 100 W. Independence Street Shamokin, PA 17872	Pennsylvania	Central Pennsylvania Financial Corp.
Fulton Bank of New Jersey 533 Fellowship Road Mt. Laurel, NJ 08054	New Jersey	The Bank
FFC Management, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Management, Inc.

Exhibit 21 - Subsidiaries of the Registrant (Continued)

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Fulton Insurance Services Group, Inc. One Penn Square P.O. Box 7989 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Insurance Services Group, Inc.
FFC Penn Square, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Penn Square, Inc.
Virginia Financial Services, LLC One Commercial Place #2000 Norfolk, VA 23510	Virginia	Virginia Financial Services, LLC
The Columbia Bank 7168 Gateway Drive Columbia, MD 21046	Maryland	The Columbia Bank
Columbia Bancorp Statutory Trust 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust
Columbia Bancorp Statutory Trust II 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust II
Columbia Bancorp Statutory Trust III 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust III
Fulton Capital Trust I One Penn Square P.O. Box 4887 Lancaster, PA 17604	Pennsylvania	Fulton Capital Trust I

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fulton Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-05471, No. 333-05481, No. 333-44788, No. 333-81377, No. 333-64744, No. 333-76600, No. 333-76596, No. 333-76594, No. 333-107625, No. 333-114206, No. 333-116625, No. 333-121896, No. 333-126281, No. 333-131706, No. 333-135839, No. 333-145542, No. 333-168237 and No. 333-175065) on Forms S-8 and on the registration statement (No. 333-37835, No. 333-61268, No. 333-123532, No. 333-130718, No. 333-156339 and No. 333-156396) on Forms S-3 of Fulton Financial Corporation of our report dated February 28, 2013, with respect to the consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of Fulton Financial Corporation.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2013

Exhibit 31.1 – Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, E. Philip Wenger certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2013

/s/ E. Philip Wenger

E. Philip Wenger
Chairman, Chief Executive Officer and President

Exhibit 31.2 – Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2013

/s/ Charles J. Nugent

Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

Exhibit 32.1 – Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, E. Philip Wenger, Chief Executive Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2012, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: February 28, 2013

/s/ E. Philip Wenger

E. Philip Wenger
Chairman, Chief Executive Officer and
President

Exhibit 32.2 – Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, Chief Financial Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2012, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: February 28, 2013

/s/ Charles J. Nugent

Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer



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INVESTOR INFORMATION

Investor Information
Stock Listing

Common shares of Fulton Financial Corporation are traded under the symbol "FULT" and are listed in the NASDAQ Global Select Market.

Cash Dividends

The Fulton Financial Corporation Board of Directors decides whether to declare a quarterly cash dividend in the third month of each quarter (i.e., March, June, September and December).

Dividend Reinvestment Plan and Direct Deposit of Cash Dividends

Fulton Financial Corporation offers its shareholders the convenience of a Dividend Reinvestment and Stock Purchase Plan and direct deposit of cash dividends.

Holders of stock may have their quarterly dividends automatically reinvested in additional shares of the Corporation's common stock by utilizing the Dividend Reinvestment Plan.

Shareholders participating in the Plan may also make voluntary cash contributions not to exceed $5,000 per month.

In addition, shareholders have the option of having their cash dividends sent directly to their financial institution for deposit into their checking or savings account.

Shareholders may receive information on either the Dividend Reinvestment Plan and Stock Purchase Plan, including a plan prospectus, or direct deposit of cash dividends by writing to:

Stock Transfer Department
Fulton Financial Advisors
P.O. Box 3215
Lancaster, PA 17604-3215
or by calling: 717-291-2546 or toll-free:
1-800-626-0255.

Go Green!

Would you like to help your company manage expenses? Vote your shares online or by phone as outlined on the voter instruction form enclosed in this proxy packet.

Would you like to receive your proxy materials sooner? Sign to receive your materials electronically when you vote your shares online at *www.proxyvote.com.*



Investor Information and Documents

A copy of the Corporation's Annual Report, Form 10-K, Proxy Statement and other documents filed with the Securities and Exchange Commision can be viewed on the Corporation's website at *www.fult.com.* In addition, copies of the Form 10-K and Proxy Statement may be obtained without charge to shareholders by writing to:

Corporate Secretary
Fulton Financial Corporation
P.O. Box 4887
Lancaster, PA 17604-4887

News, stock information, Corporate presentations and other information can be found on the Corporation's website at *www.fult.com.*

The Annual Meeting of Shareholders of Fulton Financial Corporation will be held on Monday, April 29, 2013 at 10:00 a.m. at the Lancaster Marriott at Penn Square in downtown Lancaster, PA.

To make a reservation, please return the Annual Meeting Response Card you received with your proxy statement. Your reservation will help ensure that we have adequate seating for all shareholders who plan to join us that day.

SENIOR MANAGEMENT, DIRECTORS & ADVISORY BOARD MEMBERS

Fulton Financial Corporation Senior Management

E. Philip Wenger,
Chairman, President and Chief Executive Officer

Charles J. Nugent,
[illegible]

[illegible] Shreiner,
[illegible]

Craig H. Hill,
[illegible]

Craig A. Roda,
[illegible]

Philmer H. Rohrbaugh,
[illegible]

Fulton Financial Corporation Board of Directors

Jeffrey G. Albertson, Esq.
Joe N. Ballard, LTG, US Army (Ret.)
John M. Bond, Jr.
Craig A. Dally
Denise L. Devine
Patrick J. Freer
Rufus A. Fulton, Jr.
George W. Hodges
Donald W. Lesher, Jr.
Albert Morrison III
R. Scott Smith, Jr.
Gary A. Stewart
Ernest J. Waters
E. Philip Wenger

Subsidiary Bank Boards of Directors

Fulton Bank, N.A.

Richard J. Ashby, Jr.
Larry D. Bashore
Jennifer Craighead
Steven S. Etter
Carlos E. Graupera
George W. Hodges
Christ G. Kraras
Ronald T. Moore
Curtis J. Myers
A. Richard Pugh
Craig A. Roda
Ivy E. Silver
Elizabeth Addington Twohy
Ernest J. Waters

Fulton Bank, N.A Divisional Boards

Brandywine Division

Kenneth M. Goddu, *Chairman*
Robert F. Adams, Esq.
Denise L. Day
Dallas Krapf
James D. McLeod, Jr.
Michael J. O'Rourke

Capital Division

Robert S. Jones, *Chairman*
James C. Byerly
Samuel T. Cooper III, Esq.
Charles J. DeHart III, Esq.
Dolores Liptak
Barry E. Musser, C.P.A.
Beth A. Peiffer
Steven C. Wilds

Delaware National Division

P. Randolph Taylor, *Chairman*
Jeffrey M. Fried
Heidi Gilmore
Amy A. Higgins
Greg N. Johnson
Terry A. Megee
Ralph W. Simpers
David T. Wilgus

Drovers Division

Joseph E. Rilatt, *Chairman*
Vernon L. Bracey
Robert S. Freed
Jevon L. Holland
William S. Shipley III
Gary A. Stewart, Jr.
Christine R. Wardrop
Constance L. Wolf

Great Valley Division

Jeffrey R. Rush, *Chairman*
Eric G. Burkey
Marcelino Colon
Michael D. Fromm
William P. Gage
Kathryn G. Goodman
William G. Koch, Sr., C.P.A.

Lebanon Valley Division

Barry E. Ansel, *Chairman*
Donald H. Dreibelbis
Randall I. Ebersole
Robert J. Funk
Robert P. Hoffman
Wendie DiMatteo Holsinger
Robert J. Longo
M. Randolph Tice

Premier Division

Joseph R. Feilmeier, *Chairman*
Barry R. Angely
Anthony D. Cino
Rosemary Espanol
Richard Gastineau
Pamela Northrop
Robert Walton

Central Virginia Division

Oliver Way, *Chairman*
Robert H. Keiter, C.P.A.
George Keith Martin
Jacques J. Moore, Jr.
Lloyd M. Poe
Robert E. Porter, Jr.

Hampton Roads Division

T. A. Grell, Jr., *Chairman*
Joanna Brumsey, C.P.A.
Thomas E. Fraim, Jr.
T. Richard Litton
Linda McKee
Timothy J. Stiffler
Joseph D. Taylor

Northern Virginia Division

Oliver Way, *Chairman*
Thomas Crutchfield, C.P.A.
Ambrish K. Gupta, M.D.
Manuel Ojeda
Mark Wolfe

Banking Subsidiaries:
Fulton Bank, N.A.
Fulton Bank of New Jersey
Swineford National Bank
Lafayette Ambassador Bank
FNB Bank, N.A.
The Columbia Bank

Residential mortgage lending offered through:
Fulton Mortgage Company

Investment management and planning services offered through:
Fulton Financial Advisors &
Clermont Wealth Strategies